SUBMITTED CONFIDENTIALLY TO THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 23, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HÖEGH LNG PARTNERS LP

(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands	4400	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

2 Reid Street, Hamilton, HM 11, Bermuda +1 (441) 295-6815

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Watson, Farley & Williams LLP

1133 Avenue of the Americas

New York, New York 10036

(212) 922-2200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Catherine S. Gallagher Adorys Velazquez Vinson & Elkins L.L.P. 2200 Pennsylvania Avenue NW, Suite 500W Washington, DC 20037 Telephone: (202) 639-6500 Facsimile: (202) 639-6604	Joshua Davidson Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 Telephone: (713) 229-1234 Facsimile: (713) 229-1522

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Common units representing limited partner interests	$	$

(1)	Includes common units issuable upon exercise of the underwriters’ option to purchase additional common units.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
(3)	To be paid in connection with the initial filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                     , 2014

PRELIMINARY PROSPECTUS

Höegh LNG Partners LP

Common Units

Representing Limited Partner Interests

$         per common unit

This is the initial public offering of our common units. We are selling              common units in this offering. Prior to this offering, there has been no public market for our common units. We anticipate that the initial public offering price will be between $         and $         per common unit. To the extent the underwriters sell more than              common units in this offering, the underwriters have an option to purchase up to              additional common units.

We are a Marshall Islands limited partnership formed to own, operate and acquire floating storage and regasification units (“FSRUs”), liquefied natural gas (“LNG”) carriers and other LNG infrastructure assets under long-term charters. At the closing of this offering, interests in our initial fleet of FSRUs will be contributed to us by Höegh LNG Holdings Ltd., a leading floating LNG service provider. Although we are organized as a limited partnership, we have elected to be treated as a corporation solely for U.S. federal income tax purposes. We have applied to list our common units on the New York Stock Exchange, under the symbol “HMLP.”

We are an “emerging growth company,” and we are eligible for reduced reporting requirements. See “Summary—Implications of Being an Emerging Growth Company.” Investing in our common units involves risks. Please read “Risk Factors” beginning on page 24.

These risks include the following:

•

Our initial fleet consists of only three vessels. Any limitation on the availability or operation of those vessels could have a material adverse effect on our business, financial condition and results of operations.

•	We currently derive all of our revenue from two customers, and the loss of either of these customers would result in a significant loss of revenues and cash flow.

•	We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our units.

•	We will be required to make substantial capital expenditures to maintain and expand our fleet, which will reduce our cash available for distribution.

•	We depend on Höegh LNG Holdings Ltd. and its subsidiaries for the management of our fleet and to assist us in operating and expanding our business.

•	Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of unitholders who own more than 4.9% of our common units.

•

Our general partner and its affiliates own a significant interest in us and have conflicts of interest and limited duties to us and our unitholders, which may permit them to favor their own interests to your detriment.

•	Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

•	U.S. tax authorities could treat us as a “passive foreign investment company,” which would have adverse U.S. federal income tax consequences to U.S. unitholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Höegh LNG Partners LP (before expenses)	$	$

(1)	Excludes an aggregate structuring fee of $ ( % of the offering proceeds) payable to Citigroup Global Markets Inc. See “Underwriting.”

The underwriters expect to deliver the common units to purchasers on or about                     , 2014 through the book-entry facilities of The Depository Trust Company.

Citigroup

                    , 2014

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus.

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SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are organized under the laws of the Marshall Islands as a limited partnership. Our general partner is organized under the laws of the Marshall Islands as a limited liability company. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for U.S. investors to effect service of process within the United States upon us, our directors or officers, our general partner or our subsidiaries or to realize against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States, and we have appointed The Trust Company of the Marshall Islands, Inc., Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH96960, to accept service of process on our behalf in any such action.

Watson, Farley & Williams LLP, our counsel as to Marshall Islands law, has advised us that there is uncertainty as to whether the courts of the Marshall Islands would (i) recognize or enforce against us, our general partner or our directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws or (ii) impose liabilities against us, our general partner or our directors and officers in original actions brought in the Marshall Islands, based on these laws.

PRESENTATION OF FINANCIAL INFORMATION

Predecessor and Rule 3-09 Financial Statements

The combined carve-out financial statements of our predecessor for accounting purposes, Höegh LNG Partners LP Predecessor (“our predecessor”), reflect interests in (i) Hoegh LNG Lampung Pte Ltd. and PT Hoegh LNG Lampung (the owner of the newbuilding FSRU, the PGN FSRU Lampung) and (ii) two joint ventures: SRV Joint Gas Ltd. (the owner of the FSRU, the GDF Suez Neptune) and SRV Joint Gas Two Ltd. (the owner of the FSRU, the GDF Suez Cape Ann). Our predecessor accounts for its equity interests in the two joint ventures as equity method investments in its combined carve-out financial statements. Rule 3-09 of Regulation S-X requires separate financial statements (“Rule 3-09 financial statements”) of 50% or less owned persons accounted for under the equity method by a registrant such as us if either the income or the investment test in Rule 1-02(w) of Regulation S-X exceeds 20%. Furthermore, Rule 3-09(c) of Regulation S-X provides for the combination of Rule 3-09 financial statements if the underlying investments are under common management. In such scenarios, the significance of investments under Rule 1-02(w) of Regulation S-X is to be measured on a combined basis. We have determined that common management exists among the joint ventures owning the GDF Suez Neptune and the GDF Suez Cape Ann, which exceed the 20% significance tests of Rule 3-09 of Regulation S-X. Accordingly, this prospectus includes audited combined financial statements as of and for the years ended December 31, 2013 and 2012 for the joint ventures owning the GDF Suez Neptune and the GDF Suez Cape Ann. Such financial statements, including related notes thereto, have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

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SUMMARY

This summary highlights information contained elsewhere in this prospectus. Unless we otherwise specify, all references to information and data in this prospectus about our business and fleet refer to our business and interests in our initial fleet of FSRUs that will be contributed to us upon the closing of this offering. Prior to the closing of this offering, we will not own interests in any vessels. You should read the entire prospectus carefully, including the historical combined carve-out financial statements of our predecessor and the notes to those financial statements. The information presented in this prospectus assumes, unless otherwise noted, (1) an initial public offering price of $         per common unit (the midpoint of the price range set forth on the cover page of this prospectus) and (2) that the underwriters do not exercise their option to purchase additional common units. You should read “Risk Factors” for more information about important risks that you should consider carefully before buying our common units. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. Dollars.

References in this prospectus to “Höegh LNG Partners,” “we,” “our,” “us” and “the Partnership” or similar terms when used in a historical context refer to Höegh LNG Holdings Ltd. and its vessels and the subsidiaries that hold interests in the vessels in our initial fleet. When used in the present tense or prospectively, those terms refer to Höegh LNG Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates. Unless the context requires otherwise, references in this prospectus to our or the “joint ventures” refer to the joint ventures that own two of the vessels in our initial fleet (the GDF Suez Neptune and the GDF Suez Cape Ann). Please read “—Summary Historical Financial and Operating Data” beginning on page 19 for an overview of our predecessor’s and our joint ventures’ operating results and financial position.

References in this prospectus to “our general partner” refer to Höegh LNG GP LLC, the general partner of Höegh LNG Partners. References in this prospectus to “our operating company” refer to Höegh LNG Partners Operating LLC, a wholly owned subsidiary of the Partnership. References in this prospectus to “Höegh UK” refer to Hoegh LNG Services Ltd, a wholly owned subsidiary of our operating company. References in this prospectus to “Höegh Lampung” refer to Hoegh LNG Lampung Pte Ltd., a wholly owned subsidiary of our operating company. References in this prospectus to “Höegh LNG” refer, depending on the context, to Höegh LNG Holdings Ltd. and to any one or more of its direct and indirect subsidiaries, other than us. References in this prospectus to “Höegh LNG Management” refer to Höegh LNG Fleet Management AS, a wholly owned subsidiary of Höegh LNG. References in this prospectus to “Höegh Maritime Management” refer to Hoegh LNG Maritime Management Pte. Ltd., a wholly owned subsidiary of Höegh LNG. References in this prospectus to “Höegh Norway” refer to Höegh LNG AS, a wholly owned subsidiary of Höegh LNG. References in this prospectus to “Höegh Asia” refer to Hoegh LNG Asia Pte. Ltd., a wholly owned subsidiary of Höegh LNG. References in this prospectus to “Höegh Shipping” refer to Hoegh LNG Shipping Services Pte Ltd, a wholly owned subsidiary of Höegh LNG. References in this prospectus to “Leif Höegh UK” refer to Leif Höegh (U.K.) Limited, a wholly owned subsidiary of Höegh LNG. References in this prospectus to “PT Hoegh” refer to PT Hoegh LNG Lampung, the owner of the PGN FSRU Lampung. References in this prospectus to “GDF Suez” refer to GDF Suez LNG Supply SA, a subsidiary of GDF Suez S.A. References in this prospectus to “PGN” refer to PT PGN LNG Indonesia, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk.

Höegh LNG Partners LP

Overview

We are a growth-oriented limited partnership formed by Höegh LNG Holdings Ltd. (Oslo Børs symbol: HLNG), a leading floating LNG service provider, to own, operate and acquire floating storage and regasification units (“FSRUs”), LNG carriers and other LNG infrastructure assets under long-term charters, which we define as charters of five or more years. At the closing of this offering, interests in our initial fleet of FSRUs will be contributed to us by Höegh LNG.

Our initial fleet will consist of modern FSRUs that operate under long-term charters with major energy companies or utilities. We intend to grow our business in the FSRU, LNG carrier and LNG infrastructure market through acquisitions from Höegh LNG and third parties. We also believe we can grow organically by continuing to provide reliable service to our customers and leveraging Höegh LNG’s relationships, expertise and reputation.

Upon the closing of this offering, our initial fleet will consist of interests in the following vessels:

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a 50% interest in the GDF Suez Neptune, an FSRU built in 2009 that is currently operating under a time charter with GDF Suez, a subsidiary of GDF Suez S.A., a French publicly listed, government-backed, electric utility company, and the leading LNG importer in Europe in 2012, that expires in 2029, with an option to extend for up to two additional periods of five years each;

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a 50% interest in the GDF Suez Cape Ann, an FSRU built in 2010 that is currently operating under a time charter with GDF Suez that expires in 2030, with an option to extend for up to two additional periods of five years each; and

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a 100% economic interest in the PGN FSRU Lampung, an FSRU built in 2014 that is expected to commence operations in July 2014 under a time charter with PGN, a subsidiary of an Indonesian publicly listed, government-controlled, gas and energy company that constructs gas pipelines and infrastructure and distributes and transmits natural gas to industrial, commercial and household users, that expires in 2034, with options to extend either for an additional 10 years or for up to two additional periods of five years each.

For a description of our joint venture partners and the joint venture agreements related to the vessels in our initial fleet, please read “Our Joint Ventures and Joint Venture Agreements.”

We intend to leverage our relationship with Höegh LNG to make accretive acquisitions, which would be expected to increase our per unit cash available for distribution, of FSRUs, LNG carriers and other LNG infrastructure assets with long-term charters from Höegh LNG and third parties. Pursuant to the omnibus agreement we will enter into with Höegh LNG, our general partner, and our operating company at the closing of this offering, we will have a right to purchase from Höegh LNG any FSRU or LNG carrier operating under a charter of five or more years. Also pursuant to the omnibus agreement, we will have the right to purchase from Höegh LNG all or a portion of its interests in the FSRU, the Independence. In addition, we expect that Höegh LNG will secure a charter of five or more years for two additional newbuilding FSRUs, the Höegh Gallant and Hull no. 2551, at which point we will have the right to purchase them from Höegh LNG pursuant to the omnibus agreement. We cannot assure you that we will make any particular acquisition or that as a consequence we will successfully grow the amount of our per unit distributions. Among other things, our ability to acquire additional FSRUs, LNG carriers and other LNG infrastructure assets will be dependent upon our ability to raise additional equity and debt financing.

The Independence was constructed by Hyundai Heavy Industries Co., Ltd. (“HHI”) and was delivered to Höegh LNG from the shipyard in May 2014. Beginning no later than the fourth quarter of 2014, the Independence will operate under a time charter that expires in 2024 with AB Klaipèdos Nafta (“ABKN”), a Lithuanian publicly listed, government-controlled utility. We will have the right to purchase all or a portion of Höegh LNG’s interests in the Independence within 24 months after acceptance of such vessel by her charterer, subject to reaching an agreement with Höegh LNG regarding the purchase price and other terms in accordance with the provisions of the omnibus agreement and any rights ABKN has under the related time charter. We may exercise this option at one or more times during such 24-month period. Acceptance occurs after the vessel has been delivered and all inspections and testing of the vessel have been completed in accordance with the applicable charter requirements.

The Höegh Gallant and Hull no. 2551 also are being constructed by HHI and are scheduled for delivery to Höegh LNG from the shipyard in July 2014 and March 2015, respectively. Although the Höegh Gallant and Hull no. 2551 have not yet been chartered, Höegh LNG is involved in several tender processes for FSRU projects globally, and we expect Höegh LNG to secure a charter of five or more years for both of them.

Our Relationship with Höegh LNG

We believe that one of our principal strengths is our relationship with Höegh LNG. With a track record dating back to the delivery of the world’s first Moss-type LNG carrier in 1973, we believe that Höegh LNG is one of the most experienced operators of LNG carriers and one of only three operators of FSRUs in the world. Our affiliation with Höegh LNG gives us access to Höegh LNG’s long-standing relationships with leading oil and gas companies, utility companies, shipbuilders, financing sources and suppliers, which we believe will allow us to compete more effectively when seeking additional long-term charters for FSRUs, LNG carriers and other LNG infrastructure assets. In addition, we believe Höegh LNG’s 40-year track record of providing LNG services and its technical, commercial and managerial expertise, including its leadership in the development of floating liquefaction solutions, will enable us to continue to maintain the high utilization of our fleet to preserve our stable cash flows. We cannot assure you that our relationship with Höegh LNG will lead to high fleet utilization rates or stable cash flows in the future.

Business Opportunities

We believe the following factors create opportunities for us to successfully execute our business strategy and plan and grow our business:

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Natural Gas and LNG Demand Growth.    Natural gas is projected to be the fastest growing fossil fuel due to its low carbon intensity and clean burning characteristics, an abundance of reserves, market deregulation and global economic growth. According to Fearnley Consultants AS, a provider of maritime research and data compilation (“Fearnley Consultants”), LNG production capacity based on existing construction projects is projected to increase by nearly 40% by the end of 2020, and LNG exports transported by sea are projected to grow more than twice as fast as overall natural gas consumption through 2035. The number of countries importing LNG has more than doubled from 12 in 2000 to 29 in 2013. As increasing volumes of LNG are destination flexible (versus serving long-term, dedicated, point-to-point trade), and regional price differences in gas persist, more countries find LNG imports to be an important part of their energy strategy. We cannot assure you that growth rates comparable to historical growth rates or that projected growth rates for natural gas, LNG, LNG carriers or FSRUs will be achieved. Please read “Risk Factors” and “Industry.”

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Advantages of Newbuilding FSRU Solutions.    We believe that FSRUs have several advantages over traditional, onshore LNG terminals, including greater operational and market flexibility, accelerated project execution, reduced cost and more predictable capital investment requirements. The cost and flexibility of FSRU solutions have enabled certain markets to plan to import LNG to diversify supply and contribute to energy security. Newbuilding FSRUs are typically larger and more efficient than converted FSRU units. They can also compete as conventional LNG carriers when not operating as FSRUs.

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Growing Demand for FSRUs.    Demand for FSRUs is driven by importers’ desire for flexible and cost-effective import schemes to meet growing LNG requirements. FSRUs are able to quickly react to demand and evolving LNG price. They also offer a unique solution for small or highly seasonal markets. We believe that these factors will increasingly motivate customers to choose FSRUs for LNG importation needs. According to Fearnley Consultants, approximately 60 plans for FSRUs are being considered, compared to 19 FSRUs in operation as of May 2014.

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High Barriers to Entry.    We believe the capital investment, regulatory and permitting and technical capabilities required to build and operate FSRUs and other LNG infrastructure act as substantial barriers to entry for potential competitors. Leading energy companies and utilities have increasingly strict pre-qualification and ongoing technical requirements for operators, and there are only three companies with experience of building and operating FSRUs. We believe that due to stringent requirements, customers will continue to look to experienced technical operators with proven track records for LNG infrastructure requirements.

We can provide no assurance, however, that the industry dynamics described above will continue.

Competitive Strengths

We believe that our future prospects for success are enhanced by the following aspects of our business:

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Relationship with a Leader in Floating Regasification Technology.    We believe we will benefit from our relationship with Höegh LNG, a fully integrated provider of floating LNG infrastructure services, offering regasification and transportation services under long-term charters. Höegh LNG is one of only three operators of FSRUs in the world and has extensive experience in providing LNG transportation, having been operating since 1973, when it delivered the world’s first Moss-type LNG carrier. We believe that Höegh LNG’s expertise in the LNG sector, strong relationships with customers, shipyards and financial institutions, and newbuilding strategy will enable Höegh LNG to attract additional long-term charters for FSRUs, LNG carriers and other LNG infrastructure assets, which would in turn enhance our growth opportunities.

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Secure Cash Flows from Long-Term Charters with Strong Counterparties.    All three of our vessels operate under fixed-rate charters with an average remaining firm contract duration of 17 years as of March 31, 2014, excluding the exercise of any options. Both of our customers, GDF Suez (France) and PGN (Indonesia), are government-backed utility companies. Under our time charters, substantially all of our vessel operating expenses, including operating and maintenance expenses such as daily running costs and drydocking, are passed through to our customers. In addition, under these charters, we have no direct exposure to commodity prices and limited exposure to foreign exchange rates as all revenues are paid in U.S. Dollars.

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Built-In Growth Opportunities.    In addition to our initial fleet of three FSRUs, we will have the right to purchase from Höegh LNG additional assets on long-term charters, including the Independence. Commencing no later than the fourth quarter of 2014, the Independence will operate under a long-term, fixed-rate time charter of an initial duration of 10 years with ABKN, a Lithuanian publicly listed, government-controlled utility. We further expect Höegh LNG will secure long-term charters for two additional newbuilding FSRUs, which we would then have the right to purchase. We will also have the right to purchase any other additional FSRUs and LNG carriers in Höegh LNG’s fleet that are placed under a charter of five or more years.

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Modern, Technologically Advanced Fleet.    Both our initial fleet and the three newbuilding FSRUs that Höegh LNG has on order will be equipped with the latest floating, storage and regasification technology in terms of size, onboard regasification of LNG, thermal insulation, power generation and regas systems. These vessels have all been built by leading shipyards in South Korea that have constructed much of the world’s newbuilding FSRU fleet. We believe the significant investment needed to build FSRUs and our ability to customize specifications to customers’ requirements and to provide highly trained personnel for operations create significant barriers to entry for new competitors. As a result, we believe that we are positioned to become a preferred provider of FSRUs and other LNG infrastructure assets and to secure additional long-term charters.

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Höegh LNG’s Record of Efficiency, Safety and Operational Performance.    Through its technical expertise in Höegh LNG Management, Höegh LNG has been safely and efficiently operating LNG vessels since 1973. With approximately 96 onshore employees and approximately 350 seafarers, Höegh LNG maintains global operations with in-house engineering expertise that allows us to offer our customers reliable and efficient performance, while maintaining close control over operating costs. This operational performance will also support our stable cash flow profile by maintaining high utilization of our fleet.

We can provide no assurance, however, that we will be able to utilize our strengths described above. For further discussion of the risks that we face, please read “Risk Factors.”

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

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Focus on FSRU Newbuilding Acquisitions.    We intend to acquire newbuilding FSRUs on long-term charters, rather than FSRUs based on retrofitted, first-generation LNG carriers. We believe newbuilding vessels offer the greatest flexibility. Newbuilding FSRUs have superior fuel efficiency, improved storage performance and larger capacity than retrofitted, first-generation LNG carriers. Their larger capacity allows for a full cargo from a comparably sized, modern-day LNG carrier to be offloaded in a single transfer, and this streamlines logistics. In addition, Höegh LNG has strong customer relationships deriving from its ability to work alongside customers on their vessel design needs. Moreover, Höegh LNG pursues a strategy of maintaining one or more uncontracted newbuilding vessel on order so it can provide its customers an FSRU with minimum lead time. We believe that Höegh LNG’s ability to offer newbuild vessels promptly and its engineering expertise make it an operator of choice for projects that require rapid execution, complex engineering or unique specifications. This, in turn, enhances the growth opportunities available to us.

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Pursue Strategic and Accretive Acquisitions of FSRUs, LNG Carriers and Other LNG Infrastructure Assets on Long-Term, Fixed-Rate Charters with Strong Counterparties.    We will seek to leverage our relationship with Höegh LNG to make strategic and accretive acquisitions. Pursuant to the omnibus agreement that we will enter into with Höegh LNG, our general partner, and our operating company, we will have the right to purchase all or a portion of Höegh LNG’s interests in the Independence, as well as any newbuilding FSRU or LNG carrier under a charter of five or more years. We also intend to take advantage of business opportunities and market trends in the LNG transportation industry to grow our assets through third-party acquisitions of FSRUs, LNG carriers and other LNG infrastructure assets under long-term charters.

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Expand Global Operations in High-Growth Regions.    We will seek to capitalize on opportunities emerging from the global expansion of LNG production activity and the need to provide flexible regasification solutions in areas which require natural gas imports. According to Fearnley Consultants, growth in FSRU demand is expected to accelerate beyond 2015, and currently there are approximately 60 FSRU projects under consideration globally. We believe that Höegh LNG’s position as one of three FSRU operators in the world, 40-year operational track record and strong customer relationships will enable us to have early access to new projects worldwide.

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Enhance and Diversify Customer Relationships Through Continued Operating Excellence and Technological Innovation.    We intend to maintain and grow our cash flows by focusing on strong customer relationships and actively seeking the extension and renewal of existing charters, entering into new long-term charters with current customers, and identifying new business opportunities with other creditworthy charterers. We believe our customer relationships are enhanced by our ability to provide expert technical advice to our customers through Höegh LNG’s in-house engineering department, which in turn enables us to be directly involved in our customers’ project development processes. In addition, we will continue to incorporate safety, health, security and environmental stewardship into all aspects of vessel design and operation in order to satisfy our customers and comply with national and international rules and regulations. We believe that Höegh LNG’s operational expertise, recognized position, and track record in floating LNG infrastructure services will position us favorably to capture additional commercial opportunities in the FSRU and LNG sectors.

We can provide no assurance, however, that we will be able to implement our business strategies described above or that the business strategies discussed above will increase our quarterly distributions. For further discussion of the risks that we face, please read “Risk Factors.”

Risk Factors

An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of our common units. Please read carefully the risks described under “Risk Factors” beginning on page 24 of this prospectus.

Implications of Being an Emerging Growth Company

Our predecessor had less than $1.0 billion in revenue during its last fiscal year, which means that we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

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the ability to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in the registration statement of its initial public offering;

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

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exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our initial public offering or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.0 billion in annual revenues, have more than $700 million in market value of our common units held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide unitholders may be different than information provided by other public companies. We are choosing to “opt out” of the extended transition period relating to the exemption from new or revised financial accounting standards and, as a result, we will comply with new or revised financial accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised financial accounting standards is irrevocable.

Formation Transactions

We were formed on April 28, 2014 as a Marshall Islands limited partnership to own, operate and acquire FSRUs, LNG carriers and other LNG infrastructure assets under long-term charters. Prior to the closing of this offering, we will not own any vessels or other assets.

Prior to the closing of this offering, we and Höegh LNG will enter into transactions by which, among other things, Höegh LNG will contribute to us all of its equity interests and loans and promissory notes due to it and affiliates in each of the entities owning the GDF Suez Neptune, the GDF Suez Cape Ann and the PGN FSRU Lampung.

At or prior to the closing of this offering, the following transactions will occur:

•

we will issue to Höegh LNG              common units and all of our subordinated units, representing an aggregate                 % limited partner interest in us, and all of our incentive distribution rights, which will entitle Höegh LNG to increasing percentages of the cash we distribute in excess of $         per unit per quarter;

•	we will issue to Höegh LNG GP LLC, a wholly owned subsidiary of Höegh LNG, a non-economic general partner interest in us;

•	we will sell common units to the public in this offering, representing a % limited partner interest in us; and

•

we will apply the net proceeds of the offering as follows: (i) up to $140 million to make a loan to Höegh LNG in exchange for a note bearing interest at a rate of 5.88% per annum, which is repayable on demand or which we can elect to utilize as part of the purchase consideration in the event we purchase all or a portion of Höegh LNG’s interests in the Independence, (ii) $20 million for general partnership purposes and (iii) the remainder to make a cash distribution to Höegh LNG.

In addition, at or prior to the closing of this offering:

•

the shareholder loans made by Höegh LNG to each of our joint ventures, in part to finance the operations of such joint ventures, will be transferred to our operating company. As of March 31, 2014, our 50.0% share of the outstanding balance of the shareholder loans was $22.9 million. For a description of the shareholder loans, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Borrowing Activities—Loans and Promissory Notes Due to Owners and Affiliates” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt—Loans Due to Owners (Shareholder Loans).”

•

the receivable for the $40 million promissory note due to Höegh LNG relating to Höegh Lampung will be transferred from Höegh LNG to our operating company. As of March 31, 2014, the outstanding balance including interest was $40.7 million.

•	we will enter into a new $85 million revolving credit facility with Höegh LNG, which we refer to as the sponsor credit facility and which will be undrawn at the closing of this offering;

•	we will enter into an omnibus agreement with Höegh LNG, our general partner, and our operating company governing, among other things:

•	to what extent we and Höegh LNG may compete with each other;

•

our right to purchase from Höegh LNG all or a portion of its interests in an additional newbuilding FSRU, the Independence, within 24 months after acceptance of such vessel by her charterer, subject to reaching an agreement with Höegh LNG regarding the purchase price and other terms in accordance with the provisions of the omnibus agreement and any rights ABKN has under the related time charter, which option we may exercise at one or more times during such 24-month period;

•

certain rights of first offer on FSRUs and LNG carriers operating under charters of five or more years as described under “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement;” and

•	Höegh LNG’s provision of certain indemnities to us;

•

we and our operating company will enter into an administrative services agreement with Höegh UK, pursuant to which Höegh UK will agree to provide us and our operating company certain administrative services (the “Höegh UK Administrative Services Agreement”);

•

Höegh UK will enter into an administrative services agreement with Höegh Norway, pursuant to which Höegh Norway will agree to provide Höegh UK certain administrative services (the “Höegh Norway Administrative Services Agreement,” and together with the Höegh UK Administrative Services Agreement, the “Administrative Services Agreements”);

•

our joint ventures will remain parties to ship management agreements with Höegh LNG Management pursuant to which Höegh LNG Management provides our joint ventures with technical and maritime management and crewing of the GDF Suez Neptune and the GDF Suez Cape Ann, and Höegh Norway will remain party to a sub-technical support agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides technical support services with respect to the PGN FSRU Lampung; and

•

our joint ventures will remain parties to commercial and administration management agreements with Höegh Norway, and the owner of the PGN FSRU Lampung will remain party to a technical information and services agreement with Höegh Norway.

For further details on our agreements with Höegh LNG and its affiliates, including amounts involved, please read “Certain Relationships and Related Party Transactions.”

Holding Entity Structure

We are a holding entity and will conduct our operations and business through subsidiaries, as is common with publicly traded limited partnerships, to maximize operational flexibility. We believe that conducting our operations through a publicly traded limited partnership will offer us the following advantages:

•	access to the public equity and debt capital markets;

•	a lower cost of capital for expansion and acquisitions; and

•	an enhanced ability to use equity securities as consideration in future acquisitions.

Simplified Organizational and Ownership Structure after This Offering

The following diagram depicts our simplified organizational and ownership structure after giving effect to the offering and related transactions described above, assuming no exercise of the underwriters’ option to purchase additional common units:

	Number of Units	Percentage Ownership
Public Common Units(1)(2)			%
Höegh LNG Common Units(1)
Höegh LNG Subordinated Units

100.0%

(1)

If the underwriters exercise any part of their option to purchase additional common units, the number of common units shown to be owned by Höegh LNG will be reduced by the number of common units purchased in connection with any such exercise and will be sold to the public instead of being issued to

Höegh LNG. Any such common units issued to Höegh LNG will be issued for no additional consideration. The exercise of the underwriters’ option will not affect the total number of units outstanding. If the underwriters’ option is exercised in full, then Höegh LNG would own     % of the common units, and the public would own     % of the common units.

(2)	Includes up to common units that may be purchased by certain of our directors, officers, employees and related persons pursuant to a directed unit program, as described in more detail in “Underwriting.”
(3)	Represents a 100% economic interest. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—PGN FSRU Lampung Agreements.”

Our Management

Our partnership agreement provides that our general partner will irrevocably delegate to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis. Certain of our directors will also serve as directors of Höegh LNG or its affiliates. Our Chief Executive Officer and Chief Financial Officer, whose primary responsibility will be to our business, will be employed by one of our subsidiaries. Immediately prior to such employment, he was employed by a subsidiary of Höegh LNG, with his primary responsibility being preparation for this offering. In the future, he will work with Höegh LNG to develop opportunities for us. For example, our Chief Executive Officer and Chief Financial Officer may work to charter new vessels for Höegh LNG, which, pursuant to the omnibus agreement, we may have a right to purchase. For more information about these directors and officers, please read “Management—Directors and Executive Officers.”

Our wholly owned subsidiary, Höegh UK, will provide certain administrative services to us. Höegh UK will enter into the Höegh Norway Administrative Services Agreement, pursuant to which Höegh Norway, which is wholly owned by Höegh LNG, will agree to provide Höegh UK certain administrative services. Höegh UK will reimburse Höegh Norway for its reasonable costs and expenses incurred in connection with the provision of these services. We project that Höegh UK will reimburse Höegh Norway approximately $1.0 million in total under such administrative services agreement for the 12-month period ending September 30, 2015.

Our joint ventures are parties to ship management agreements with Höegh LNG Management, which is wholly owned by Höegh LNG, pursuant to which Höegh LNG Management provides technical and maritime management and crewing of the vessels. Furthermore, Höegh Norway is party to a sub-technical support agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides technical support services with respect to the PGN FSRU Lampung. Pursuant to the ship management agreements and the sub-technical support agreement, our joint ventures and Höegh Norway, respectively, pay Höegh LNG Management fees for providing these services.

Our joint ventures are parties to commercial and administration management agreements with Höegh Norway pursuant to which Höegh Norway provides commercial and administrative services. The owner of the PGN FSRU Lampung is party to a technical information and services agreement with Höegh Norway, a master spare parts supply agreement with Höegh Asia and a master maintenance agreement with Höegh Shipping, pursuant to which Höegh Norway provides commercial, administration and support services.

Each of our joint ventures pays Höegh Norway an annual management fee equal to costs incurred plus 3% pursuant to their respective commercial and administration management agreement. In addition, each month, PT Hoegh pays Höegh Norway a fee for the provision of the technical information, including the intellectual property rights, and the services. The monthly fee includes a service fee, which consists of a pro rata payment of the estimated annual costs incurred by Höegh Norway under the technical information and services agreement plus a 5.0% fee on such payment, and a licensing fee. In addition, Höegh LNG Management is paid an annual management fee of approximately $672,000, $672,000 and $600,000 under the ship management agreements or sub-technical support agreement with each of SRV Joint Gas Ltd., SRV Joint Gas Two Ltd. and Höegh Norway,

respectively. Pursuant to the master spare parts supply agreement, PT Hoegh will pay Höegh Asia for the actual cost of any supplied services plus a 5.0% fee on the cost of such supplied services. Pursuant to the master maintenance agreement, PT Hoegh will pay Höegh Shipping for the actual costs of any supplied services plus a 5.0% fee on the cost of such supplied services.

For a more detailed description of these agreements, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Joint Venture Commercial and Administration Management Agreements,” “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—PGN FSRU Lampung Agreements” and “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Ship Management Agreements and Sub-Technical Agreement.”

Principal Executive Offices and Internet Address; SEC Filing Requirements

Our registered and principal executive offices are located at 2 Reid Street, Hamilton, HM 11, Bermuda, and our phone number is +1 (441) 295-6815. We expect to make our periodic reports and other information filed with or furnished to the United States Securities and Exchange Commission (the “SEC”) available, free of charge, through our website at www.hoeghlngpartners.com, which will be operational after this offering, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Please read “Where You Can Find More Information” for an explanation of our reporting requirements as a foreign private issuer.

Summary of Conflicts of Interest and Fiduciary Duties

Our general partner and our directors will have a legal duty to manage us in a manner beneficial to our unitholders, subject to the limitations described under “Conflicts of Interest and Fiduciary Duties.” This legal duty is commonly referred to as a “fiduciary duty.” Our directors also will have fiduciary duties to manage us in a manner beneficial to us, our general partner and our limited partners. As a result of these relationships, conflicts of interest may arise between us and our unaffiliated limited partners on the one hand, and Höegh LNG and its affiliates, including our general partner, on the other hand. The resolution of these conflicts may not be in the best interest of us or our unitholders. In particular:

•

certain of our directors will also serve as directors or executive officers of Höegh LNG or its affiliates and as such will have fiduciary duties to Höegh LNG or its affiliates that may cause them to pursue business strategies that disproportionately benefit Höegh LNG or its affiliates or which otherwise are not in the best interests of us or our unitholders;

•

our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, which entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligations to give any consideration to any interest of or factors affecting us, our affiliates or any unitholder; when acting in its individual capacity, our general partner may act without any fiduciary obligation to us or the unitholders whatsoever;

•

Höegh LNG and its affiliates may compete with us, subject to the restrictions contained in the omnibus agreement, and could own and operate FSRUs and LNG carriers under charters of five or more years that may compete with our vessels if we do not purchase such vessels from Höegh LNG;

•

any agreement between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor;

•

borrowings by us and our affiliates will not constitute a breach of any duty owed by our general partner or our directors to our unitholders, including borrowings that have the purpose or effect of: (i) enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights or (ii) hastening the expiration of the subordination period;

•

the holder or holders of our incentive distribution rights, which initially will be Höegh LNG, will have the right to reset the minimum quarterly distribution and the cash target distribution levels upon which the incentive distributions payable to such holder or holders are based without the approval of unitholders or the conflicts committee of our board of directors at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters; in connection with such resetting and the corresponding relinquishment by such holder or holders of incentive distribution payments based on the cash target distribution levels prior to the reset, such holder or holders will be entitled to receive a number of newly issued common units based on a predetermined formula described under “How We Make Cash Distributions—Höegh LNG’s Right to Reset Incentive Distribution Levels”; and

•

in connection with the offering, we will enter into agreements, and may enter into additional agreements, with Höegh LNG and certain of its subsidiaries, relating to the purchase of additional vessels, the provision of certain services to us by Höegh LNG and its affiliates and other matters. In the performance of their obligations under these agreements, Höegh LNG and its subsidiaries, other than our general partner, are not held to a fiduciary duty standard of care to us, our general partner or our limited partners, but rather to the standard of care specified in these agreements.

For a more detailed description of our management structure, please read “Management—Directors and Executive Officers” and “Certain Relationships and Related Party Transactions.”

Although a majority of our directors will be elected by our common unitholders at our 2014 annual meeting, our general partner will have influence on decisions made by our board of directors. Our board of directors will have a conflicts committee composed solely of independent directors. Our board of directors may, but is not obligated to, seek approval of the conflicts committee for resolutions of conflicts of interest that may arise as a result of the relationships between Höegh LNG and its affiliates, on the one hand, and us and our unaffiliated limited partners, on the other. There can be no assurance that a conflict of interest will be resolved in favor of the Partnership.

For a more detailed description of the conflicts of interest and fiduciary duties of our general partner and its affiliates, please read “Conflicts of Interest and Fiduciary Duties.” For a description of our other relationships with our affiliates, please read “Certain Relationships and Related Party Transactions.”

In addition, our partnership agreement contains provisions that reduce the standards to which our general partner and our directors would otherwise be held under Marshall Islands law. For example, our partnership agreement limits the liability and reduces the fiduciary duties of our general partner and our directors to our unitholders. Our partnership agreement also restricts the remedies available to unitholders. By purchasing a common unit, you are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, its affiliates or our directors, all as set forth in our partnership agreement. Please read “Conflicts of Interest and Fiduciary Duties” for a description of the fiduciary duties that would otherwise be imposed on our general partner, its affiliates and our directors under Marshall Islands law, the material modifications of those duties contained in our partnership agreement and certain legal rights and remedies available to our unitholders under Marshall Islands law.

The Offering

Common units offered to the public	common units.

common units if the underwriters exercise in full their option to purchase additional common units.

Units outstanding after this offering	common units and subordinated units, representing a % and % limited partner interest in us, respectively. If the underwriters do not exercise their option to purchase additional common units, we will issue common units to Höegh LNG upon the option’s expiration for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding. In addition, our general partner will own a non-economic general partner interest in us.

Use of proceeds	We intend to use the net proceeds from this offering (approximately $ million, after deducting the underwriting discounts, structuring fees and estimated offering expenses payable by us) as follows: (i) up to $140 million to make a loan to Höegh LNG in exchange for a note bearing interest at a rate of 5.88% per annum, which is repayable on demand or which we can elect to utilize as part of the purchase consideration in the event we purchase all or a portion of Höegh LNG’s interests in the Independence, (ii) $20 million for general partnership purposes and (iii) the remainder to make a cash distribution to Höegh LNG.

The net proceeds from any exercise of the underwriters’ option to purchase additional common units (approximately $ million, if exercised in full, after deducting the underwriting discounts, structuring fees and estimated offering expenses payable by us) will be used to make an additional cash distribution to Höegh LNG.

Cash distributions	We intend to make minimum quarterly distributions of $ per unit ($ per unit on an annualized basis) to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. In general, we will pay any cash distributions we make each quarter in the following manner:

•	first, 100.0% to the holders of common units, until each common unit has received a minimum quarterly distribution of $ plus any arrearages from prior quarters;

•	second, 100.0% to the holders of subordinated units, until each subordinated unit has received a minimum quarterly distribution of $ ; and

•	third, 100.0% to all unitholders, until each unit has received an aggregate distribution of $ .

Within 45 days after the end of each fiscal quarter (beginning with the quarter ending , 2014), we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through , 2014 based on the actual length of the period. Our ability to pay our minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions.”

If cash distributions to our unitholders exceed $ per unit in a quarter, holders of our incentive distribution rights (initially, Höegh LNG) will receive increasing percentages, up to 50.0%, of the cash we distribute in excess of that amount. We refer to these distributions as “incentive distributions.” We must distribute all of our cash on hand at the end of each quarter, less reserves established by our board of directors to provide for the proper conduct of our business, to comply with any applicable debt instruments or to provide funds for future distributions. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement. The amount of available cash may be greater than or less than the aggregate amount of the minimum quarterly distribution to be distributed on all units.

We believe, based on the estimates contained in and the assumptions listed under “Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Cash Available for Distribution,” that we will have sufficient cash available for distribution to enable us to pay the minimum quarterly distribution of $ on all of our common and subordinated units for each quarter through September 30, 2015. However, we do not have a legal obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate. There is no guarantee that we will distribute quarterly cash distributions to our unitholders in any quarter. Unanticipated events may occur that could adversely affect the actual results we achieve during the forecast period. Consequently, our actual results of operations, cash flows and financial condition during the forecast period may vary from the forecast, and such variations may be material. Prospective investors are cautioned to not place undue reliance on the forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition.

Please read “Our Cash Distribution Policy and Restrictions on Distributions—Forecasted Cash Available for Distribution.”

Subordinated units

Höegh LNG will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period the subordinated units are entitled to receive the minimum quarterly distribution of $         per unit only after the common units have

received the minimum quarterly distribution and arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. The subordination period generally will end if we have earned and paid at least $         on each outstanding common and subordinated unit for any three consecutive four-quarter periods ending on or after June 30, 2019.

For purposes of determining whether the subordination period will end, the three consecutive four-quarter periods for which the determination is being made may include one or more quarters with respect to which arrearages in the payment of the minimum quarterly distribution on the common units have accrued, provided that all such arrearages have been repaid prior to the end of each such four-quarter period.

The subordination period will also end upon the removal of our general partner other than for cause if units held by our general partner and its affiliates are not voted in favor of such removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, the common units will no longer be entitled to arrearages and the converted units will then participate pro rata with the other common units in distributions of available cash.

Please read “How We Make Cash Distributions—Subordination Period.”

Höegh LNG’s right to reset the target distribution levels	Höegh LNG, as the initial holder of all of our incentive distribution rights, has the right, at a time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50.0%) for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. If Höegh LNG transfers all or a portion of the incentive distribution rights it holds in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. Following a reset election by Höegh LNG, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution per common unit for the two fiscal quarters immediately preceding the reset election (we refer to such amount as the “reset minimum quarterly distribution amount”), and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount as our current target distribution levels.

In connection with resetting these target distribution levels, Höegh LNG will be entitled to receive a number of common units equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to it on the incentive distribution rights in the prior two quarters. For a more detailed description of Höegh LNG’s right to reset the target distribution levels upon which the incentive distribution payments are based and the concurrent right of Höegh LNG to receive common units in connection with this reset, please read “How We Make Cash Distributions—Höegh LNG’s Right to Reset Incentive Distribution Levels.”

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units, including units that are senior to the common units in rights of distribution, liquidation and voting, on the terms and conditions determined by our board of directors, without the consent of our unitholders. Please read “Units Eligible for Future Sale” and “Our Partnership Agreement—Issuance of Additional Interests.”

Board of directors	We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Our general partner has the right to appoint three of the seven members of our board of directors who will serve as directors for terms determined by our general partner. At our 2014 annual meeting, the common unitholders will elect four of our directors. The four directors elected by our common unitholders at our 2014 annual meeting will be divided into four classes to be elected by our common unitholders annually on a staggered basis to serve for four-year terms. The majority of our directors will be non-United States citizens or residents.

Limited voting rights	Except as otherwise described herein, each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to claim an exemption from U.S. federal income tax under Section 883 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), if at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

You will have no right to elect our general partner on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 75% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, Höegh LNG will own approximately % of our common units and all of our subordinated units, representing an aggregate % limited partner interest in us. If the underwriters’ option to purchase additional common units is exercised in full, Höegh LNG will own approximately % of our common units and will own all of our subordinated units, representing an aggregate % limited partner interest in us. As a result, you will initially be unable to remove our general partner without its or Höegh LNG’s consent, because Höegh LNG will own sufficient units upon completion of this offering to be able to prevent the general partner’s removal. Please read “Our Partnership Agreement—Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80.0% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all, but not less than all, of the remaining common units at a price equal to the greater of (x) the average of the daily closing prices of the common units over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. Please read “Our Partnership Agreement—Limited Call Right.”

U.S. federal income tax considerations

Although we are organized as a limited partnership, we have elected to be treated as a corporation solely for U.S. federal income tax purposes. Consequently, all or a portion of the distributions you receive from us will constitute dividends for such purposes. The remaining portion of such distributions will be treated first as a non-taxable return of capital to the extent of your tax basis in your common units and, thereafter, as capital gain. We estimate that if you hold the common units that you purchase in this offering through the period ending December 31, 2016, the distributions you receive, on a cumulative basis, that will constitute dividends for U.S. federal income tax purposes will be approximately     % of the total cash distributions you receive during that period. Please read “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Ratio of Dividend Income to Distributions” for the basis of this estimate. Please also read “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—U.S. Federal Taxation of Distributions” for a discussion relating to the taxation of dividends.

For a discussion of other material U.S. federal income tax consequences that may be relevant to prospective unitholders, please read “Material U.S. Federal Income Tax Considerations.”

Non-U.S. tax considerations	For a discussion of material non-United States income tax considerations that may be relevant to prospective unitholders, please read “Non-United States Tax Consequences.” Please also read “Risk Factors— Tax Risks” for a discussion of the risk that unitholders may be attributed the activities we undertake in various jurisdictions for taxation purposes.

Exchange listing	We have applied to list our common units on the New York Stock Exchange, under the symbol “HMLP.”

Summary Historical Financial and Operating Data

The following table presents summary historical financial and operating data of (i) Höegh Lampung, (ii) PT Hoegh (the owner of the PGN FSRU Lampung and the tower yoke mooring system (the “Mooring”)), (iii) interests in SRV Joint Gas Ltd. (the joint venture owning the GDF Suez Neptune) and (iv) interests in SRV Joint Gas Two Ltd. (the joint venture owning the GDF Suez Cape Ann). The transfer of the entities and the joint venture interests will be recorded at Höegh LNG’s consolidated book values. Höegh Lampung and PT Hoegh and our 50% interests in SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. are, collectively, referred to herein as our predecessor. Two of the vessels in our initial fleet (the GDF Suez Neptune and the GDF Suez Cape Ann) are owned by our joint ventures, each of which is owned 50% by us. Under applicable accounting rules, we do not consolidate the financial results of these two joint ventures into our predecessor’s financial results. Our predecessor accounts for its 50% equity interests in these two joint ventures as equity method investments in its combined carve-out financial statements. We derive cash flows from the operations of these two joint ventures from principal and interest payments on our shareholder loans to our joint ventures.

We have two segments, which are the “Majority Held FSRUs” and the “Joint Venture FSRUs.” As of March 31, 2014 and December 31, 2013 and 2012, Majority Held FSRUs included the PGN FSRU Lampung and construction contract revenue and expenses of the Mooring under construction. The Mooring will be sold to the charterer of the PGN FSRU Lampung. As of March 31, 2014 and December 31, 2013 and 2012, Joint Venture FSRUs included two 50%-owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann. We measure our segment profit based on segment EBITDA. Segment EBITDA is reconciled to operating income and net income for each segment in the segment table below. The accounting policies applied to the segments are the same as those applied in the historical combined carve-out financial statements, except that Joint Venture FSRUs are presented under the proportional consolidation method for the segment reporting and under the equity method in our predecessor’s historical combined carve-out financial statements. Under the proportional consolidation method, 50% of the Joint Venture FSRUs’ revenues, expenses and assets are reflected in the segment reporting. Management monitors the results of operations of our joint ventures under the proportional consolidation method and not the equity method.

You should read the following summary financial and operating data in conjunction with “Presentation of Financial Information,” “Selected Historical Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” as well as the historical combined carve-out financial statements of our predecessor, the historical combined financial statements of the two joint ventures that own the GDF Suez Neptune and the GDF Suez Cape Ann and the related notes thereto included elsewhere in this prospectus. The financial information included in this prospectus may not be indicative of our future results of operations, financial condition and cash flows.

Set forth below is summary historical financial data of our predecessor and summary historical financial data for our Joint Venture FSRUs segment as of March 31, 2014 and for the three months ended March 31, 2014 and 2013 and as of and for the years ended December 31, 2013 and 2012. The summary historical financial data as of and for the years ended December 31, 2013 and 2012 have been derived from the audited historical combined carve-out financial statements of our predecessor prepared in accordance with U.S. GAAP included elsewhere in this prospectus. The summary historical financial data as of March 31, 2014 and for the three months ended March 31, 2014 and 2013 have been derived from the unaudited historical condensed interim combined carve-out financial statements of our predecessor prepared in accordance with U.S. GAAP included elsewhere in this prospectus.

Our predecessor’s consolidated results of operations for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013 and December 31, 2012 reflect investments made in the PGN FSRU Lampung during the period of her construction, including the construction of the Mooring on behalf of PGN. However, such results do not reflect the operations of the PGN FSRU Lampung, as her time charter is expected to start in July 2014.

	Predecessor Historical
	Year Ended December 31,		Three Months Ended March 31,
(in thousands of U.S. Dollars, except fleet data)	2012	2013	2013	2014
Statement of Income Data:
Construction contract revenue	$5,512	$50,362	$8,638	$29,127
Other revenue	—	511	—	—

Total revenues	5,512	50,873	8,638	29,127

Construction contract expenses	(5,512)	(43,272)	(8,638)	(24,661)
Administrative expenses	(3,185)	(8,043)	(1,325)	(4,148)
Depreciation and amortization	—	(8)	—	(8)

Total operating expenses	(8,697)	(51,323)	(9,963)	(28,817)

Equity in earnings of joint ventures	5,007	40,228	8,916	(1,671)

Operating income	1,822	39,778	7,591	(1,361)

Interest income	2,481	2,122	554	466
Interest expense	(114)	(352)	(12)	(81)
Other items, net	(1)	(1,021)	—	(380)

Income before tax	4,188	40,527	8,133	(1,356)

Income tax expense	—	—	—	(408)

Net income	$4,188	$40,527	$8,133	$(1,764)

Balance Sheet Data (at end of period):
Assets:
Cash and cash equivalents	$100	$108		$4,957
Restricted cash	10,700	10,700		—
Newbuilding	86,067	122,517		126,165
Advances to joint ventures	28,671	24,510		22,944
Total assets	135,125	226,730		261,855
Liabilities and Equity:
Accumulated losses of joint ventures	94,528	54,300		55,971
Amount, loans and promissory notes due to owners and affiliates	91,585	208,637		52,578
Owner’s equity	(53,229)	(48,035)		39,333
Total liabilities and equity	135,125	226,730		261,855

Cash Flow Data:
Net cash used by operating activities	$(7,635)	$(42,083)	$(4,547)	$(18,696)
Net cash used in investing activities	(61,709)	(30,726)	(25,952)	10,279
Net cash provided by financing activities	69,444	72,817	30,499	13,266

Fleet Data:
Number of vessels(1)	2	2	2	2
Average age (in years)	2.9	3.9	3.1	4.1
Average charter length remaining excluding options (in years)	17.1	16.1	16.9	15.9
Average charter length remaining including options (in years)	27.1	26.1	26.9	25.9
Average off-hire days per vessel	0	0	0	0

Other Financial Data:
Segment EBITDA(2)	$29,239	$31,905	$6,668	$8,422
Capital expenditures:
Expenditures for vessels and equipment	58,138	36,450		3,648

	Predecessor Historical
	Year Ended December 31,		Three Months Ended March 31,
(in thousands of U.S. Dollars)	2012	2013	2013	2014
Selected Segment Data:
Joint Venture FSRUs (proportional consolidation)(3)
Segment Statement of Income Data:
Time charter revenues	$41,076	$41,110	$10,004	$10,249
Segment EBITDA(2)	32,424	32,347	7,993	8,104
Operating income	23,364	23,294	5,733	5,819

Segment Balance Sheet Data (at end of period):
Vessels, net of accumulated depreciation	$294,993	$286,460		$284,762
Total assets	315,566	307,335		305,013

Segment Capital Expenditures:
Expenditures for vessels and equipment	$1,435	$522		$587
Expenditures for drydocking	722	—		—

(1)	Includes vessels in our joint ventures but does not include the PGN FSRU Lampung, which will begin operations in July 2014.
(2)	Please read “Non-GAAP Financial Measures” below.
(3)	Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Results of Operations—Predecessor—Year Ended December 31, 2012 Compared with the Year Ended December 31, 2013—Segments” and “Predecessor—Three Months Ended March 31, 2013 Compared with the Three Months Ended March 31, 2014—Segments” for information on the basis of presentation of the Joint Venture FSRUs segment.

Non-GAAP Financial Measures

Segment EBITDA and Adjusted EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Adjusted EBITDA is defined as earnings before interest, depreciation and amortization, taxes, other financial items and cash collections on direct financial lease investments. Cash collections on direct finance lease investments consist of the difference between the payments under the time charter and the revenues recognized as a financial lease (representing the repayment of the principal recorded as a receivable). Segment EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and external users of financial statements, such as our lenders, to assess our financial and operating performance. We believe that Segment EBITDA assists our management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units. We believe Adjusted EBITDA benefits investors in comparing our results to other investment alternatives that account for time charters as operating leases rather than financial leases.

Segment EBITDA and Adjusted EBITDA should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and our predecessor as a whole (combined carve-out reporting) to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

	Predecessor Historical
	Year ended December 31, 2013
	Majority Held FSRUs	Joint Venture FSRUs (Proportional Consolidation)	Other	Total Segment Reporting	Combined Carve-out Reporting
(in thousands of U.S. Dollars)
Reconciliation to net income (loss)
Net income (loss)	$1,730	$40,228	$(1,431)	$40,527	$40,527
Interest income	—	—	(2,122)	(2,122)	(2,122)
Interest expense	352	18,085	—	18,437	352
Depreciation and amortization	8	9,053	—	9,061	8
Income tax (benefit) expense	—	—	—	—	—
Equity in earnings of joint ventures: Interest (income) expense, net	—	—	—	—	18,085
Equity in earnings of joint ventures: Depreciation and amortization	—	—	—	—	9,053
Other financial items(1)	1,021	(35,019)	—	(33,998)	1,021
Equity in earnings of joint ventures: Other financial items(1)	—	—	—	—	(35,019)

Segment EBITDA	$3,111	$32,347	$(3,553)	$31,905	$31,905

	Predecessor Historical
	Year ended December 31, 2012
	Majority Held FSRUs	Joint Venture FSRUs (Proportional Consolidation)	Other	Total Segment Reporting	Combined Carve-out Reporting
(in thousands of U.S. Dollars)
Reconciliation to net income (loss)
Net income (loss)	$(2,487)	$5,007	$1,668	$4,188	$4,188
Interest income	—	(1)	(2,481)	(2,482)	(2,481)
Interest expense	114	19,033	—	19,147	114
Depreciation and amortization		9,060	—	9,060	—
Income tax (benefit) expense	—	—	—	—	—
Equity in earnings of joint ventures: Interest (income) expense, net	—	—	—	—	19,033
Equity in earnings of joint ventures: Depreciation and amortization	—	—	—	—	9,060
Other financial items(1)	1	(675)		(674)	1
Equity in earnings of joint ventures: Other financial items(1)	—	—	—	—	(675)

Segment EBITDA	$(2,372)	$32,424	$(813)	$29,239	$29,239

	Predecessor Historical
	Three Months ended March 31, 2014
	Majority Held FSRUs	Joint Venture FSRUs (Proportional Consolidation)	Other	Total Segment Reporting	Combined Carve-out Reporting
(in thousands of U.S. Dollars)
Reconciliation to net income (loss)
Net income (loss)	$2,258	$(1,671)	$(2,351)	$(1,764)	$(1,764)
Interest income	—	—	(466)	(466)	(466)
Interest expense	81	4,319	—	4,400	81
Depreciation and amortization	8	2,285	—	2,293	8
Income tax (benefit) expense	408	—	—	408	408
Equity in earnings of joint ventures: Interest (income) expense, net	—	—	—	—	4,319
Equity in earnings of joint ventures: Depreciation and amortization	—	—	—	—	2,285
Other financial items(1)	380	3,171	—	3,551	380
Equity in earnings of joint ventures: Other financial items(1)	—	—	—	—	3,171

Segment EBITDA	$3,135	$8,104	$(2,817)	$8,422	$8,422

	Predecessor Historical
	Three Months ended March 31, 2013
	Majority Held FSRUs	Joint Venture FSRUs (Proportional Consolidation)	Other	Total Segment Reporting	Combined Carve-out Reporting
(in thousands of U.S. Dollars)
Reconciliation to net income (loss)
Net income (loss)	$(962)	$8,916	$179	$8,133	$8,133
Interest income	—	—	(554)	(554)	(554)
Interest expense	12	4,542	—	4,554	12
Depreciation and amortization	—	2,260	—	2,260	—
Income tax (benefit) expense	—	—	—	—	—
Equity in earnings of joint ventures: Interest (income) expense, net	—	—	—	—	4,542
Equity in earnings of joint ventures: Depreciation and amortization	—	—	—	—	2,260
Other financial items(1)	—	(7,725)	—	(7,725)	—
Equity in earnings of joint ventures: Other financial items(1)	—	—	—	—	(7,725)

Segment EBITDA	$(950)	$7,993	$(375)	$6,668	$6,668

(1)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were actually to occur, our business, financial condition, results of operations and ability to make cash distributions to our unitholders could be materially adversely affected. In that case, we might not be able to make cash distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Inherent in Our Business

Our initial fleet consists of only three vessels. Any limitation on the availability or operation of those vessels could have a material adverse effect on our business, financial condition and results of operations and could significantly reduce our ability to make the minimum quarterly distribution to our unitholders.

Our initial fleet consists of three vessels. If any of these vessels is unable to generate revenues as a result of off-hire time, early termination of the applicable time charter, purchase of the vessel by the charterer or otherwise, our financial condition and ability to make minimum quarterly distributions to unitholders could be materially and adversely affected.

The charters relating to our vessels permit the charterer to terminate the charter in the event that the vessel is off-hire for any extended period. The charters also allow the charterer to terminate the charter upon the occurrence of specified defaults by us or in certain other cases, including termination without cause, due to force majeure or disruptions caused by war. The termination of any of our charters could have a material adverse effect on our business, financial condition and results of operations and could significantly reduce our ability to make cash distributions to our unitholders. For further details regarding termination of our charters, please read “Business—Vessel Time Charters—GDF Suez Neptune Time Charter—Termination” and “Business—Vessel Time Charters—PGN FSRU Lampung Time Charter—Termination.” We may be unable to charter the applicable vessel on terms as favorable to us as those of the terminated charter. Additionally, our charter with PGN permits PGN to purchase the vessel beginning in June 2017. Any compensation we receive for the purchase of the PGN FSRU Lampung may not adequately compensate us for the loss of the vessel and related time charter.

We are dependent on GDF Suez and PGN as the sole customers for our vessels. A deterioration of the financial viability of GDF Suez or PGN or our relationship with either GDF Suez or PGN, or the loss of either GDF Suez or PGN as a customer, would have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

For each of the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013 and 2012, PGN accounted for all of the revenues in our combined carve-out income statement. GDF Suez accounted for all of the revenues of our joint ventures from which we derived all of our equity in earnings of joint ventures for each of the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013 and 2012. Commencing in the second half of 2014, we expect PGN to account for approximately half of our annual revenues. A deterioration in the financial viability of GDF Suez or PGN or the loss of either GDF Suez or PGN as a customer, or a decline in payments under any of the related charters, would have a greater adverse effect on us than for a company with a more diverse customer base, and could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

We or our joint ventures could lose a customer or the benefits of a charter as a result of a breach by the customer of a charter or other unanticipated developments, such as:

•	the customer failing to make charter payments because of its financial inability, disagreements with us or our joint venture partners or otherwise;

•

the customer exercising its right to terminate the charter in certain circumstances, such as: (i) defaults of our or our joint ventures’ obligations under the applicable charter, including prolonged periods of off-hire; (ii) with respect to the GDF Suez Neptune and the GDF Suez Cape Ann, in the event of war that would materially interrupt the performance of the time charter; or (iii) with respect to the PGN FSRU Lampung, in the event of specified types of force majeure;

•

with respect to the GDF Suez Neptune and the GDF Suez Cape Ann, GDF Suez exercising its right to terminate the charter without cause at any time following the fourth and sixth years, respectively, of the charters’ effectiveness, in which case GDF Suez will be obligated to pay the vessel owner a previously agreed upon termination fee based on the date such charter is terminated;

•	the charter terminating automatically if the vessel is lost or deemed a constructive loss;

•	with respect to the PGN FSRU Lampung, PGN exercising its option to purchase the vessel; or

•	a prolonged force majeure event or a declaration of war in any location that materially interrupts the performance of the time charter.

Please read “Business—Vessel Time Charters—GDF Suez Neptune Time Charter—Termination” and “Business—Vessel Time Charters—PGN FSRU Lampung Time Charter—Termination.” If any charter is terminated, we or our joint ventures, as applicable, may be unable to re-deploy the related vessel on terms as favorable as the current charters or at all. In addition, any termination fee payable to us may not adequately compensate us for the loss of the charter.

Any event, whether in our industry or otherwise, that adversely affects a customer’s financial condition, leverage, results of operations, cash flows or demand for our services may adversely affect our ability to sustain or increase cash distributions to our unitholders. Accordingly, we are indirectly subject to the business risks of our customers, including their level of indebtedness and the economic conditions and government policies in their areas of operation.

The ability of each of our customers to perform its obligations under its applicable charter depends on its future financial condition and economic performance, which in turn will depend on prevailing economic conditions and financial, business and other factors, many of which are beyond its control.

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our common units.

We may not have sufficient cash from operations to pay the minimum quarterly distribution of $         per unit on our common units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations. We generate cash from our operations and through distributions from our joint ventures, and as such our cash from operations are dependent on our operations and the cash distributions and operations of our joint ventures, each of which may fluctuate based on the risks described in this section, including, among other things:

•	the hire rates we and our joint ventures obtain from charters;

•	the level of operating costs and other expenses, such as the cost of crews and insurance;

•	the continued availability of natural gas production, liquefaction and regasification facilities;

•	demand for LNG;

•	supply and capacities of FSRUs and LNG carriers;

•	prevailing global and regional economic and political conditions;

•	currency exchange rate fluctuations;

•	interest rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, including:

•	the level of capital expenditures we and our joint ventures make, including for maintaining or replacing vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;

•	our and our joint ventures’ debt service requirements and restrictions on distributions contained in our and our joint ventures’ current and future debt instruments;

•	fluctuations in interest rates;

•	fluctuations in working capital needs;

•	variable tax rates;

•	our ability to make, and the level of, working capital borrowings; and

•	the amount of any cash reserves established by our board of directors.

In addition, each quarter we will be required by our partnership agreement to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted. Our ability to pay distributions will also be limited to the extent that we have sufficient cash after establishment of cash reserves and payments to our general partner.

The amount of cash we generate from our operations and the cash distributions received from our joint ventures may differ materially from our or their profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

The assumptions underlying our forecast of cash available for distribution are inherently uncertain and are subject to risks and uncertainties that could cause actual results to differ materially from those forecasted.

The forecast of cash available for distribution set forth in “Our Cash Distribution Policy and Restrictions on Distributions” is based in part on our forecasts of operating results and cash flows for us and our joint ventures for the 12-month period ending September 30, 2015. The financial forecasts have been prepared by management and we have not received opinions or reports on them from our or any other independent auditor. The assumptions underlying these forecasts and our forecast of cash available for distribution are inherently uncertain, do not reflect any acquisitions and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If the forecasted results are not achieved, we may not be able to pay the full minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of the common units may decline materially.

Our ability to grow and to meet our financial needs may be adversely affected by our cash distribution policy.

Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute all of our available cash (as defined in our partnership agreement) each quarter. Accordingly, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.

In determining the amount of cash available for distribution, our board of directors approves the amount of cash reserves to set aside, including reserves for future maintenance and replacement capital expenditures, working capital and other matters. We may also rely upon external financing sources, including commercial borrowings, to fund our capital expenditures. Accordingly, to the extent we do not have sufficient cash reserves or are unable to obtain financing, our cash distribution policy may significantly impair our ability to meet our financial needs or to grow.

We are a holding entity that has historically derived a substantial majority of our income from equity interests in our joint ventures. Neither we nor our joint venture partners exercise affirmative control over our joint ventures. Accordingly, we cannot require our joint ventures to act in our best interests. Furthermore, our joint venture partners may prevent our joint ventures from taking action that may otherwise be beneficial to us, including making cash distributions to us. A deadlock between us and our joint venture partners could result in our exchanging equity interests in one of our joint ventures for the equity interests in our other joint venture held by our joint venture counterparties or in us or our joint venture partner selling shares in a joint venture to a third party.

We are a holding entity and conduct our operations and businesses through subsidiaries. We have historically derived a substantial majority of our income from our 50% equity interests in our joint ventures that own the GDF Suez Neptune and the GDF Suez Cape Ann. Please read “Our Joint Ventures and Joint Venture Agreements” for a description of the Second Amended and Restated Shareholders’ Agreement, dated                , 2014 (the “SRV Joint Gas shareholders’ agreement”), among our operating company, Mitsui O.S.K. Lines, Ltd., a company incorporated under the laws of Japan (“MOL”), and Tokyo LNG Tanker Co., Ltd., a company incorporated under the laws of Japan (“TLT”), which governs the composition and procedures of the board of directors of each of our joint ventures. As a result, our ability to make cash distributions to our unitholders will depend on the performance of our joint ventures, subsidiaries and other investments. If our joint venture partners do not approve cash distributions or if they are not sufficient, we will not be able to make cash distributions unless we obtain funds from other sources. We may not be able to obtain the necessary funds from other sources on terms acceptable to us. The approval of a majority of the members of the board of directors is required to consent to any proposed action by such joint ventures and, as a result, we will be unable to cause our joint venture to act in our best interests over the objection of our joint venture partners or make cash distributions to us. Our inability to require our joint ventures to act in our best interests may cause us to fail to realize expected benefits from our equity interests and could adversely affect our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Our joint venture partners for our joint ventures that own the GDF Suez Neptune and the GDF Suez Cape Ann are MOL and TLT, who we refer to in this prospectus as our joint venture partners. As described above, these entities together exercise one half of the voting power on the board of directors of each joint venture. As such, our joint venture partners may prevent our joint ventures from making cash distributions to us or may act in a manner that would otherwise not be in our best interests.

If the directors nominated by us and our joint venture partner are unable to reach agreement on any decision or action, then the issue will be resolved in accordance with the procedures set forth in the shareholders’ agreement. After the board of directors has met a second time to consider the decision or action, if the deadlock persists, one or more of our senior executives will meet with their counterpart(s) from our joint venture partners. Should, after no more than 60 days, these efforts be unsuccessful and we and our joint venture partners, on a combined basis, each own 50% of the shares in each joint venture or, when the shareholdings in each joint venture are aggregated by party, we and our joint venture partners, on a combined basis, each own 50% of the aggregate shares, we and our joint venture partners will attempt to agree within 30 days that our shareholdings be exchanged so that we own 100% of one joint venture and our joint venture partners own 100% of the other joint venture. If, however, the shareholdings are not as described in the previous sentence or we and our joint venture partners cannot agree within the specified time, we or our joint venture partners may sell our shares, including to a third party, in accordance with the procedures set forth in the shareholders’ agreement. If any of these forms of resolution were to occur, the diversity of our fleet would be reduced, and our business, financial condition, results of operations and ability to make cash distributions to our unitholders may be adversely affected.

We must make substantial capital expenditures to maintain and replace the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter we will be required, pursuant to our partnership agreement, to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.

We must make substantial capital expenditures to maintain and replace, over the long-term, the operating capacity of our fleet, which we estimate will average approximately $10.0 million per year. Maintenance and replacement capital expenditures include capital expenditures associated with drydocking a vessel, including costs for inspection, maintenance and repair, modifying an existing vessel, acquiring a new vessel or otherwise replacing current vessels at the end of their useful lives to the extent these expenditures are incurred to maintain or replace the operating capacity of our fleet. These expenditures could vary significantly from quarter to quarter and could increase as a result of changes in:

•	the cost of labor and materials;

•	customer requirements;

•	fleet size;

•	length of charters;

•	vessel useful life;

•	the cost of replacement vessels;

•	re-investment rate of return;

•	resale or scrap value of existing vessels;

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

•	competitive standards.

Our partnership agreement requires our board of directors to deduct estimated maintenance and replacement capital expenditures, instead of actual maintenance and replacement capital expenditures, from operating surplus each quarter in an effort to reduce fluctuations in operating surplus as a result of significant variations in actual maintenance and replacement capital expenditures each quarter. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our conflicts committee at least once a year. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted from operating surplus. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less cash available for distribution in periods when actual capital expenditures exceed our previous estimates.

If capital expenditures are financed through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished, our financial leverage could increase or our unitholders may be diluted.

Use of cash from operations to expand our fleet will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the LNG industry and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders. Even if we are successful in obtaining necessary funds, the terms of any debt financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to pay the minimum quarterly distribution to unitholders, which could have a material adverse effect on our ability to make cash distributions to our unitholders.

We may be unable to make or realize expected benefits from acquisitions, which could have an adverse effect on our expected plans for growth.

Our growth strategy includes selectively acquiring FSRUs, LNG carriers and other LNG infrastructure assets that are operating under long-term charters with stable cash flows. Any acquisition of a vessel or business may not be profitable to us at or after the time we acquire such vessel or business and may not generate cash flows sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and results of operations, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flows enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

PGN has the option to purchase the PGN FSRU Lampung beginning in June 2017. If PGN exercises this option, it could have a material adverse effect on our operating cash flows and our ability to make cash distributions to our unitholders.

PGN has the option to purchase the PGN FSRU Lampung beginning in June 2017, at a price specified in the time charter. If PGN exercises this option, it would significantly reduce the size of our fleet, and we may be unable to identify or acquire suitable replacement vessel(s) with the proceeds of the option exercise because, among other things that are beyond our control, there may be no replacement vessel(s) that are readily available for purchase at a price that is equal to or less than the proceeds from the option exercise and on terms acceptable to us. Even if we find suitable replacement vessel(s), the hire rate(s) of such vessel(s) may be significantly lower than the hire rate under the current PGN time charter. Our inability to find suitable replacement vessel(s) or the chartering of replacement vessel(s) at lower hire rate(s) would have a material adverse effect on our results of operations, cash flows and ability to make cash distributions to our unitholders. Please read “Business—Vessel Time Charters—PGN FSRU Lampung Time Charter—Purchase Option.”

Fluctuations in overall LNG supply and demand growth could adversely affect our ability to secure future long-term charters.

Demand for LNG depends on a number of factors, including economic growth, the cost effectiveness of LNG compared to alternative fuels, environmental policy and the perceived need to diversify fuel mix for energy security reasons. The cost effectiveness of LNG compared to alternative fuels is also dependent on supply. A change in any of the factors influencing LNG demand, or an imbalance between supply and demand, could adversely affect the need for LNG infrastructure and our ability to secure additional long-term charters.

Our growth depends on continued growth in demand for the services we provide.

Our growth strategy focuses on expansion in the floating storage and regasification sector and the maritime transportation sector, each within the LNG transportation, storage and regasification industry. The rate of LNG growth has fluctuated due to several reasons, including the global economic crisis and the continued increase in natural gas production from unconventional sources in regions such as North America. Accordingly, our growth depends on continued growth in world and regional demand for LNG, FSRUs, LNG carriers and other LNG infrastructure assets, which could be negatively affected by a number of factors, including:

•	increases in the cost of LNG;

•	increases in the production levels of low-cost natural gas in domestic, natural gas-consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;

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decreases in the cost, or increases in the demand for, conventional land-based regasification systems, which could occur if providers or users of regasification services seek greater economies of scale than FSRUs can provide or if the economic, regulatory or political challenges associated with land-based activities improve;

•	decreases in the cost of alternative technologies or development of alternative technologies for vessel-based LNG regasification;

•

increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•	decreases in the consumption of natural gas due to increases in its price relative to other energy sources or other factors making consumption of natural gas less attractive;

•	availability of new, alternative energy sources, including compressed natural gas; and

•	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

Reduced demand for LNG, FSRUs or LNG carriers would have a material adverse effect on our future growth and could harm our business, financial condition and results of operations.

Demand for FSRUs or LNG shipping could be significantly affected by volatile natural gas prices and the overall demand for natural gas.

Gas prices are volatile and affected by numerous factors beyond our control, including, but not limited to, the following:

•	worldwide demand for natural gas;

•	the cost of exploration, development, production, transportation and distribution of natural gas;

•	expectations regarding future energy prices for both natural gas and other sources of energy;

•	the level of worldwide LNG production and exports;

•	government laws and regulations, including but not limited to environmental protection laws and regulations;

•	local and international political, economic and weather conditions;

•	political and military conflicts; and

•	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries.

Seasonality in demand, peak-load demand, and other short-term factors such as pipeline gas disruptions and maintenance schedules of utilities affect charters of less than two years and rates. In general, reduced demand for LNG, FSRUs or LNG carriers would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

The debt levels of us and our joint ventures may limit our and their flexibility in obtaining additional financing, refinancing credit facilities upon maturity or pursuing other business opportunities or our paying distributions to you.

Upon completion of this offering and the related transactions, we estimate that our combined debt (net of unrestricted cash) will be approximately $         million. Following this offering, we will continue to have the ability to incur additional debt, and we will have the ability to borrow an additional $85 million under our sponsor credit facility, subject to certain limitations. If we acquire additional vessels or businesses, our consolidated debt may significantly increase. We may incur additional debt under this or future credit facilities. Our joint ventures’ credit facilities will mature in 2022 and require an aggregate principal repayment of approximately $330 million. A portion of the credit facility secured by the PGN FSRU Lampung will mature in 2021 and require that an aggregate principal amount of $29.2 million be refinanced. If such principal repayment is not refinanced, the export credit tranche of the PGN FSRU Lampung financing that will have an outstanding balance of $74.4 million at this time may be accelerated together with the attendant hedges. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources.”

Our level of debt could have important consequences to us, including the following:

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our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be limited or such financing may not be available on favorable terms;

•

we will need a substantial portion of our cash flows to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally;

•	our debt level may limit our flexibility in responding to changing business and economic conditions; and

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if we are unable to satisfy the restrictions included in any of our financing arrangements or are otherwise in default under any of those arrangements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to you, notwithstanding our stated cash distribution policy.

Our ability to service or refinance our debt will depend on, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service or refinance our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

We are lending substantially all of the net proceeds of this offering to Höegh LNG pursuant to a demand note and Höegh LNG is entering into a revolving credit facility to provide us with liquidity, and, as a result of these transactions, we will be exposed to the credit risk of Höegh LNG and other risks that could impact our liquidity.

Upon consummation of this offering, we expect to lend up to $140 million to Höegh LNG pursuant to a demand note. At or prior to the closing of this offering, we expect to enter into a three-year, $85 million revolving credit facility with Höegh LNG as our lender to be used to fund our general partnership purposes, including working capital and distributions. Initially, this revolving credit facility will provide our primary source of liquidity other than our cash from operations distributed to us by our subsidiaries and joint ventures and payments made to us under our shareholder loans. Höegh LNG’s ability to make loans under the revolving credit facility and to repay the demand note on demand, may be affected by events beyond our and their control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our and their ability to comply with the terms of the revolving credit facility and the demand note may be impaired. If we make demand on the demand note, or if we request a borrowing under the revolving credit facility, Höegh LNG may not have, or be able to obtain, sufficient funds to repay the demand note or make loans under the revolving credit facility. In the event that Höegh LNG is unable to make loans to us pursuant to the revolving credit facility, or a default or other circumstance prohibits us from borrowing loans thereunder, or Höegh LNG is unable to repay the demand note upon demand, our financial condition, results of operations and ability to make cash distributions to our unitholders could be materially adversely affected.

The financing arrangements of us and our joint ventures are secured by our vessels and contain operating and financial restrictions and other covenants that may restrict our business and financing activities as well as our ability to make cash distributions to our unitholders.

The operating and financial restrictions and covenants in the financing arrangements of us and our joint ventures, including lease agreements and any future financing agreements, could adversely affect our and their ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, the financing agreements may restrict the ability of us and our subsidiaries to:

•	incur or guarantee indebtedness;

•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	make dividends or distributions;

•	make certain negative pledges and grant certain liens;

•	sell, transfer, assign or convey assets;

•	make certain investments; and

•	enter into a new line of business.

In addition, our financing agreements require us and Höegh LNG to comply with certain financial ratios and tests, including maintaining a minimum liquidity, maintaining minimum book equity ratio and ensuring that available cash flows exceeds interest and principal payable for a nine-month test period. For more information, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Borrowing Activities.”

Our joint ventures’ and Höegh LNG’s ability to comply with covenants and restrictions contained in financing arrangements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our and their ability to comply with these covenants may be impaired. If restrictions, covenants, ratios or tests in debt instruments are breached, a significant portion of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. We and/or our joint ventures or Höegh LNG may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our and our joint ventures’ financing arrangements are secured by our vessels and, in some cases, guaranteed by Höegh LNG, and if we or they, as applicable, are unable to repay debt under our financing arrangements, the lenders could seek to foreclose on those assets. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources.”

Restrictions in our debt agreements may prevent us from paying distributions.

The payment of principal and interest on our debt will reduce our cash available for distribution. Our and our joint ventures’ financing arrangements prohibit the payment of distributions upon the occurrence of certain events, including, but not limited to:

•	failure to pay any principal, interest, fees, expenses or other amounts when due;

•	certain material environmental incidents;

•	breach or lapse of insurance with respect to vessels securing the facilities;

•	breach of certain financial covenants;

•	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

•	default under other indebtedness (including certain hedging arrangements or other material agreements);

•	bankruptcy or insolvency events;

•	inaccuracy of any representation or warranty;

•	a change of ownership of the vessel-owning subsidiary, as defined in the applicable agreement; and

•	a material adverse change, as defined in the applicable agreement.

Furthermore, our financing arrangements require our subsidiaries and joint ventures to hold cash reserves that are, in certain cases, held for specifically designated uses, including working capital, operations and maintenance and debt service reserves, and are generally subject to “waterfall” provisions that allocate project revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) and the remaining cash is distributable to us only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical and projected debt service coverage ratio. None of our subsidiaries or joint ventures has been subject to blocks on the distribution of cash flows as a result of a failure to meet distribution conditions.

In connection with this offering, we will amend or seek consents or waivers of certain of our existing financing agreements in order to permit the transactions pursuant to which we will acquire interests in our initial fleet of FSRUs. We will also enter into the sponsor credit facility. We expect that the amended financing agreements will contain covenants and provisions relating to events of default similar to those contained in our existing financing agreements. Furthermore, we expect that our future financing agreements will contain similar provisions. For more information regarding these financing agreements, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources.”

Höegh LNG’s failure to comply with certain obligations under PT Hoegh’s existing financing agreement, and certain other events occurring at Höegh LNG, could result in cross-defaults or defaults under PT Hoegh’s existing credit facility, which could have a material adverse effect on us.

Höegh LNG guarantees the obligations of PT Hoegh, a company incorporated under the laws of the Republic of Indonesia and the owner of the PGN FSRU Lampung, under PT Hoegh’s existing credit facility. Pursuant to the terms of the PT Hoegh credit facility, Höegh LNG must, among other things, maintain minimum book equity and comply with certain minimum liquidity financial covenants. Failure by Höegh LNG to satisfy any of the covenants applicable to Höegh LNG would result in a default under the PT Hoegh credit facility. Furthermore, among other things, a default by Höegh LNG on certain of its indebtedness or the occurrence of certain other adverse events at Höegh LNG may cause a default under the PT Hoegh credit facility. Any one of these events could result in the acceleration of the maturity of the PT Hoegh credit facility and the lenders thereunder may foreclose upon any collateral securing that debt, including arrest and seizure of the PGN FSRU Lampung, even if Höegh LNG were to subsequently cure its default. In the event of such acceleration and foreclosure, PT Hoegh might not have sufficient funds or other assets to satisfy all of its obligations, which would have a material adverse effect on our business, results of operations and financial condition and would significantly reduce our ability, or make us unable, to make cash distributions to our unitholders for so long as such default is continuing. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Borrowing Activities.”

Growth of the LNG market may be limited by many factors, including infrastructure constraints and community and political group resistance to new LNG infrastructure over concerns about environmental, safety and terrorism.

A complete LNG project includes production, liquefaction, regasification, storage and distribution facilities and FSRUs or LNG carriers. Existing LNG projects and infrastructure are limited, and new or expanded LNG projects are highly complex and capital intensive, with new projects often costing several billion dollars. Many factors could negatively affect continued development of LNG infrastructure and related alternatives, including floating storage and regasification, or disrupt the supply of LNG, including:

•	the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•	the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;

•	local community resistance to proposed or existing LNG facilities based on safety, environmental or security concerns;

•	any significant explosion, spill or similar incident involving an LNG facility or vessel involved in the LNG transportation, storage and regasification industry, including an FSRU or LNG carrier; and

•	labor or political unrest affecting existing or proposed areas of LNG production and regasification.

We expect that, in the event any of the factors discussed above negatively affect us, some of the proposals to expand existing or develop new LNG liquefaction and regasification facilities may be abandoned or significantly delayed. If the LNG supply chain is disrupted or does not continue to grow, or if a significant explosion, spill or similar incident occurs within the LNG transportation, storage and regasification industry, it could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

One of our principal objectives is to enter into additional long-term time charters for FSRUs, LNG carriers and other LNG infrastructure assets. The process of obtaining long-term charters for FSRUs, LNG carriers and other LNG infrastructure assets is competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. We believe FSRU and LNG carrier time charters are awarded based upon a variety of factors relating to the vessel operator, including:

•	FSRU and LNG carrier experience and quality of ship operations;

•	quality of vessels;

•	cost effectiveness;

•	shipping industry relationships and reputation for customer service and safety;

•	technical ability and reputation for operation of highly specialized vessels;

•	quality and experience of seafaring crew;

•	safety record;

•	the ability to finance vessels at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new FSRUs, LNG carriers and other LNG infrastructure assets according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

We expect substantial competition for providing floating storage and regasification services and marine transportation services for potential LNG projects from a number of experienced companies, including state-sponsored entities and major energy companies. Many of these competitors have significantly greater financial resources and larger fleets than do we or Höegh LNG. We anticipate that an increasing number of marine transportation companies—including many with strong reputations and extensive resources and experience—will enter the FSRU or LNG carrier markets. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our financial condition, results of operations and ability to make cash distributions to our unitholders.

We may have more difficulty entering into long-term time charters in the future if an active short-term market for FSRUs develops or the spot LNG transportation market for LNG carriers continues to develop.

One of our principal strategies is to enter into additional FSRU and LNG carrier time charters of five or more years. While the initial term of each of the time charters for the FSRUs in our initial fleet is 20 years, some recent awards of FSRU time charters have been for an initial period of 10 years or less. If a market for short-term time charters for FSRUs develops, we may have increased difficulty entering into long-term time charters upon expiration or early termination of the time charters for the FSRUs in our initial fleet or for any vessels that we acquire in the future. As a result, our cash flows may be less stable.

In the LNG carrier market, awards of LNG carrier time charters have historically been for five or more years, though the use of spot voyages and short-term time charters has grown in the past few years. This may impact our ability to identify attractive acquisition candidates in the LNG carrier market.

An increase in the global supply or aggregate capacities of FSRUs or LNG carriers, including conversion of existing tonnage, without a commensurate increase in demand may have an adverse effect on hire rates and the values of our vessels, which could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

The supply of FSRUs, LNG carriers and other LNG infrastructure assets in the industry is affected by, among other things, assessments of the demand for these vessels by charterers. Any over-estimation of demand for vessels may result in an excess supply of new vessels. This may, in the long term when existing contracts expire, result in lower hire rates and depress the values of our vessels. If hire rates are lower when we are seeking new time charters upon expiration or early termination of our current time charters, or for any new vessels we acquire beyond our contracted newbuildings, our business, financial condition, results of operations and ability to make cash distributions to our unitholders may be adversely affected.

During periods of high utilization and high hire rates, industry participants may increase the supply of FSRUs and/or LNG carriers by ordering the construction of new vessels. This may result in an over-supply and may cause a subsequent decline in utilization and hire rates when the vessels enter the market. Lower utilization and hire rates could adversely affect revenues and profitability. Prolonged periods of low utilization and hire rates could also result in the recognition of impairment charges on our vessels if future cash flow estimates, based upon information available at the time, indicate that the carrying value of these vessels may not be recoverable. Such impairment charges may cause lenders to accelerate loan payments under our or our joint ventures’ financing agreements, which could adversely affect our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Due to an increase in LNG production capacity, the market supply of FSRUs and LNG carriers has been increasing as a result of the construction of new vessels. According to Fearnley Consultants, the world fleet of FSRUs has grown from one in 2003 to 19 in May, 2014, with another 7 that are currently under construction. With respect to LNG carriers, according to Fearnley Consultants, the world fleet of LNG carriers with a cargo capacity above 50,000 cubic meters (“cbm”) has grown from approximately 110 in 2000 to 368 by the end of 2013, and the world fleet of LNG carriers with a cargo capacity above 100,000 cbm has grown from approximately 300 in 2008 to an expected 400 in 2014.

Hire rates for FSRUs are not readily available and may fluctuate substantially. If rates are lower when we are seeking a new charter, our earnings and ability to make cash distributions to our unitholders may decline.

Hire rates for FSRUs are not readily available and may fluctuate over time as a result of changes in the supply demand balance relating to current and future FSRU and capacity. This supply demand relationship largely depends on a number of factors outside our control. The LNG market is closely connected to world natural gas prices and energy markets, which we cannot predict. A substantial or extended decline in natural gas prices could adversely affect our ability to recharter our vessels at acceptable rates or to acquire and profitably operate new FSRUs. Our ability from time to time to charter or re-charter any vessel at attractive rates will depend on, among other things, the prevailing economic conditions in the LNG industry. Hire rates for newbuilding FSRUs are correlated with the price of FSRU newbuildings. Hire rates at a time when we may be seeking a new charter may be lower than the hire rates at which our vessels are currently chartered. If rates are lower when we are seeking a new charter, our earnings and ability to make cash distributions to our unitholders may decline.

Vessel values may fluctuate substantially, and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss.

Vessel values for FSRUs and LNG carriers can fluctuate substantially over time due to a number of different factors, including:

•	prevailing economic conditions in the natural gas and energy markets;

•	a substantial or extended decline in demand for LNG;

•	increases in the supply of vessel capacity;

•	the size and age of a vessel;

•	the remaining term on existing time charters; and

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the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

As our vessels age, the expenses associated with maintaining and operating them are expected to increase, which could have an adverse effect on our business and operations if we do not maintain sufficient cash reserves for maintenance and replacement capital expenditures. Moreover, the cost of a replacement vessel would be significant.

If a charter terminates, we may be unable to re-deploy the affected vessel at attractive rates and, rather than continue to incur costs to maintain and finance her, we may seek to dispose of her. Our inability to dispose of a vessel at a reasonable value could result in a loss on her sale and adversely affect our ability to purchase a replacement vessel, financial condition, results of operations and ability to make cash distributions to our unitholders.

We depend on Höegh LNG and its subsidiaries for the management of our fleet and to assist us in operating and expanding our business.

Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with Höegh LNG and its reputation and relationships in the shipping industry. If Höegh LNG suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards;

•	obtain financing on commercially acceptable terms;

•	maintain access to capital under the sponsor credit facility; or

•	maintain satisfactory relationships with suppliers and other third parties.

In addition, each of the GDF Suez Neptune and the GDF Suez Cape Ann is subject to a ship management agreement with Höegh LNG Management, and the PGN FSRU Lampung is subject to a sub-technical support agreement with Höegh LNG Management. Both the GDF Suez Neptune and the GDF Suez Cape Ann are subject to commercial and administration management agreements with Höegh Norway, and the PGN FSRU Lampung is subject to a technical information and services agreement with Höegh Norway, a master spare parts supply agreement with Höegh Asia and a master maintenance agreement with Höegh Shipping. Pursuant to the commercial and administration management agreements, Höegh LNG Management provides significant commercial and technical management services with respect to the GDF Suez Neptune and the GDF Suez Cape Ann. Pursuant to the technical information and services agreement, the master spare parts supply agreement and the master maintenance agreement, Höegh Norway, Höegh Asia and Höegh Shipping provide significant commercial, administration and support services with respect to the PGN FSRU Lampung. In addition, pursuant to an administrative services agreement among us, our operating company and Höegh UK, Höegh UK will provide us and our operating company with certain administrative, financial and other support services. Höegh UK may subcontract some of these services to Höegh Norway pursuant to a separate administrative services agreement. Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services. Our business will be harmed if our service providers fail to perform these services satisfactorily, if they cancel their agreements with us or if they stop providing these services to us. Please read “Certain Relationships and Related Party Transactions.”

The operation of FSRUs, LNG carriers and other LNG infrastructure assets is inherently risky, and an incident involving significant loss of life or property or environmental consequences involving any of our vessels could harm our reputation, business and financial condition.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	piracy;

•	environmental accidents;

•	bad weather;

•	mechanical failures;

•	grounding, fire, explosions and collisions;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or environmental damage, and associated costs;

•	delays in taking delivery of cargo or discharging LNG or regasified LNG, as applicable;

•	loss of revenues from or termination of time charters;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition and results of operations.

If our vessels suffer damage, they may need to be repaired. The costs of vessel repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance policies do not cover, for example, due to insufficient coverage amounts or the refusal by our insurance provider to pay a claim. The loss of earnings while these vessels are being repaired, as well as the actual cost of these repairs not otherwise covered by insurance, would decrease our results of operations. If any of our vessels are involved in an accident with the potential risk of environmental consequences, the resulting media coverage could have a material adverse effect on our business, our results of operations and cash flows, weaken our financial condition and negatively affect our ability to make cash distributions to our unitholders.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operating of FSRUs, LNG carriers and other LNG infrastructure assets is inherently risky. Although we carry protection and indemnity insurance consistent with industry standards, all of the risks associated with operating FSRUs, LNG carriers and other LNG infrastructure assets may not be adequately insured against, and any particular claim may not be paid. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A marine disaster could exceed our insurance coverage, which could harm our business, financial condition, results of operations, cash flows and ability to make cash distributions to our unitholders. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, upon renewal or expiration of our current policies, the insurance that may be available to us may be significantly more expensive than our existing coverage.

The required drydocking of our vessels could be more expensive and time consuming than we anticipate, which could adversely affect our cash available for distribution.

The drydocking of our vessels could require us to expend capital if the vessels are drydocked for longer than the allowable period under the time charters. Although each of our time charters requires the charterer to pay the hire rate for up to a specified number of days of scheduled drydocking and reimburse us for anticipated drydocking costs, any significant increase in the number of days of drydocking beyond the specified number of days during which the hire rate remains payable could have a material adverse effect on our ability to make cash distributions to our unitholders. A significant increase in the cost of repairs during drydocking could also adversely affect our cash available for distribution. We may underestimate the time required to drydock any of our vessels or unanticipated problems may arise. If more than one of our vessels is required to be out of service at the same time, if a vessel is drydocked longer than the permitted duration or if the cost of repairs during drydocking is greater than budgeted, our cash available for distribution could be adversely affected.

An increase in operating expenses could adversely affect our financial performance.

Our operating expenses and drydock capital expenditures depend on a variety of factors including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire shipping industry. While many of these costs are borne by the charterers under our time charters, there are some circumstance where this is not the case. For example, while we do not bear the cost of fuel (bunkers) under our time charters, fuel is a significant expense in our operations when our vessels are, for example, moving to or from drydock or when off-hire. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil-producing countries and regions, regional production patterns and environmental concerns. These may increase vessel operating costs further. If costs continue to rise, they could materially and adversely affect our results of operations.

A shortage of qualified officers and crew could have an adverse effect on our business and financial condition.

FSRUs and LNG carriers require a technically skilled officer staff with specialized training. As the global FSRU fleet and LNG carrier fleet continues to grow, the demand for technically skilled officers and crew has been increasing, which has led to a more competitive recruiting market. Increases in our historical vessel operating expenses have been attributable primarily to the rising costs of recruiting and retaining officers for our fleet. Furthermore, each key officer crewing an FSRU or LNG carrier must receive specialized training related to the operation and maintenance of the regasification equipment. If Höegh LNG Management and Höegh Maritime Management are unable to employ technically skilled staff and crew, they will not be able to adequately staff our vessels. A material decrease in the supply of technically skilled officers or an inability of Höegh LNG Management or Höegh Maritime Management to attract and retain such qualified officers could impair our ability to operate or increase the cost of crewing our vessels, which would materially adversely affect our business, financial condition and results of operations and significantly reduce our ability to make cash distributions to our unitholders.

We may be unable to attract and retain key management personnel, which may negatively impact our growth, the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and the efforts of our senior executives. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives for any extended period of time could have an adverse effect on our growth, business and results of operations.

Exposure to currency exchange rate fluctuations could result in fluctuations in our cash flows and operating results.

Currency exchange rate fluctuations and currency devaluations could have an adverse effect on our results of operations from quarter to quarter. Historically, our revenue has been generated in U.S. Dollars, but we incur a minority of our operating expenses in other currencies. Fluctuations in exchange rates could affect our cash flows and operating results. If the U.S. Dollar weakens significantly, we would be required to convert more U.S. Dollars to other currencies to satisfy our obligations, which would cause us to have less cash available for distribution.

Acts of piracy on any of our vessels or on oceangoing vessels could adversely affect our business, financial condition and results of operations.

Acts of piracy have historically affected oceangoing vessels trading in regions of the world such as the South China Sea and the Gulf of Aden off the coast of Somalia. If such piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war-risk insurance premiums payable for such insurance coverage could increase significantly and such insurance coverage might become more difficult to obtain. In addition, crew costs, including costs that may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Terrorist attacks, increased hostilities, piracy or war could lead to further economic instability, increased costs and disruption of business.

Terrorist attacks may adversely affect our business, financial condition, results of operations, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of production and distribution of LNG, which could result in reduced demand for our services.

Terrorist attacks on vessels, such as the October 2002 attack on the m.v. Limburg and the July 2010 attack allegedly by Al-Qaeda on the m. Star, both very large crude carriers not related to us, may in the future adversely affect our business, financial condition and results of operation. In addition, LNG facilities, shipyards, vessels, pipelines and natural gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport LNG to or from certain locations. Terrorist attacks, piracy, war or other events beyond our control that adversely affect the distribution, production or transportation of LNG to be shipped by us could entitle customers to terminate our charters, which would harm our cash flows and business. Terrorist attacks, or the perception that LNG facilities, FSRUs and LNG carriers are potential terrorist targets, could materially and adversely affect expansion of LNG infrastructure and the continued supply of LNG. Concern that LNG facilities may be targeted for attack by terrorists has contributed to a community and environmental resistance to the construction of a number of LNG facilities. In addition, the loss of a vessel as a result of terrorism or piracy would have a material adverse effect on our business, financial condition and results of operations.

We could be exposed to political, governmental and economic instability that could harm our operations.

Economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered could affect our operations. Any disruption caused by these factors could harm our business. In particular, we derive a substantial portion of our revenues from shipping and regasifying LNG from politically unstable regions. Past political conflicts in these regions have included attacks on ships and other efforts to disrupt shipping in the area. In addition to acts of terrorism, vessels trading in these and other regions have also been subject, in limited instances, to piracy. Future hostilities or other political instability where we operate or may operate could have a material adverse effect on the growth of our business, financial condition, results of operations and ability to make cash distributions to our unitholders. In addition, tariffs, trade embargoes and other economic sanctions by Brazil, the United States or other countries against countries in the Middle East, Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business and ability to make cash distributions to our unitholders.

The LNG transportation, storage and regasification industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.

Our operations are materially affected by extensive and changing international, national and local environmental protection laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those relating to equipping and operating FSRUs and LNG carriers, providing security and minimizing the potential for impacts to the environment from their operations. We have incurred, and expect to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures. Additional laws and regulations may be adopted that could limit our ability to do business or further increase costs, which could harm our business. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of operations. We may become subject to additional laws and regulations if we enter new markets or trades.

These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports or detention in certain ports.

The design, construction and operation of FSRUs and interconnecting pipelines and the transportation of LNG are subject to governmental approvals and permits. The length of time it takes to receive regulatory approval for offshore LNG operations is one factor that has affected our industry, including through increased expenses.

Our vessels operating in international waters, now or in the future, will be subject to various international conventions and flag state laws and regulations relating to protection of the environment.

Our vessels traveling in international waters are subject to various existing regulations published by the International Maritime Organization (the “IMO”), as well as marine pollution and prevention requirements imposed by the IMO International Convention for the Prevention of Pollution from Ships of 1975, as from time to time may be amended (the “MARPOL Convention”). In addition, our FSRUs may become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, as amended by the April 2010 Protocol to the HNS Convention (the “2010 HNS Convention”), if it is entered into force. If the 2010 HNS Convention were to enter into force, we cannot estimate with any certainty at this time the costs that may be needed to comply with any such requirements that may be adopted.

Please read “Business—Environmental and Other Regulation—International Maritime Regulations of FSRUs and LNG Carriers” and “—Other Regulations” for a more detailed discussion on these topics.

Our vessels operating in U.S. waters now or in the future will be subject to various federal, state and local laws and regulations relating to protection of the environment.

Our vessels operating in U.S. waters now or in the future will be subject to various federal, state and local laws and regulations relating to protection of the environment, including the Oil Pollution Act of 1990 (“OPA 90”), the U.S. Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the U.S. Clean Water Act (the “CWA”) and the U.S. Clean Air Act of 1970, as amended. In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities. These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution. Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties. As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, may increase our overall cost of business.

Please read “Business—Environmental and Other Regulation—U.S. Environmental Regulation of FSRUs and LNG Carriers” for a more detailed discussion on these topics.

Our operations are subject to substantial environmental and other regulations, which may significantly increase our expenses.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. These regulations include OPA 90, the CWA, the U.S. Maritime Transportation Security Act of 2002 and regulations of the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended, the MARPOL Convention, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended (“SOLAS”), the IMO International Convention on Load Lines of 1966, as from time to time amended, and the International Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”).

Many of these requirements are designed to reduce the risk of oil spills and other pollution. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. We expect to incur substantial expenses in complying with these laws and regulation, including expenses for vessel modifications and changes in operating procedures.

These requirements can affect the resale value or useful lives of our vessels, require ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels.

Further changes to existing environmental legislation that is applicable to international and national maritime trade may have an adverse effect on our business.

We believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on all vessels in the marine LNG transportation markets and offshore LNG terminals. These requirements are likely to add incremental costs to our operations and the failure to comply with these requirements may affect the ability of our vessels to obtain and, possibly, collect on insurance or to obtain the required certificates for entry into the different ports where we operate.

Further legislation, or amendments to existing legislation, applicable to international and national maritime trade are expected over the coming years in areas such as ship recycling, sewage systems, emission control (including emissions of greenhouse gases) and ballast treatment and handling. The United States has recently enacted legislation and regulations that require more stringent controls of air and water emissions from oceangoing vessels. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our vessels’ compliance with international and/or national regulations.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from vessel emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “Kyoto Protocol”) for now, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws and regulations relating to climate change could increase our costs of operating and maintaining our vessels and could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Maritime claimants could arrest our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to our vessels, owners of cargo or other parties may be entitled to a maritime lien against one or more of our vessels for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. In a few jurisdictions, claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our vessels. The arrest or attachment of one or more of our vessels could interrupt our cash flows and require us to pay to have the arrest lifted.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

The government of a jurisdiction where one or more of our vessels are registered could requisition for title or seize our vessels. Requisition for title or seizure occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated hire rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would expect to be entitled to government compensation in the event of a requisition of one or more of our vessels, the amount and timing of payments, if any, would be uncertain. A government requisition of one or more of our vessels would result in off-hire days under our time charters and may cause us to breach covenants in certain of our credit facilities. Furthermore, a requisition for title of either the GDF Suez Neptune or the GDF Suez Cape Ann constitutes a total loss under the terms of the related facility agreements, in which case we would have to repay all loans. If a government requisition of one or more of our vessels were to occur, it could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to our unitholders.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every large, oceangoing commercial vessel must be classed by a classification society authorized by her country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Each of our vessels is certified by Det Norske Veritas GL, compliant with the ISM Code and “in class.”

As part of the certification process, a vessel must undergo annual surveys, renewal surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Each of the vessels in our initial fleet is on a planned maintenance system approval, and as such the classification society attends onboard once every year to verify that the maintenance of the equipment onboard is done correctly. For each of the GDF Suez Neptune and the GDF Suez Cape Ann, a renewal survey is conducted every five years and an intermediate survey is conducted every two to three years after a renewal survey. Until these vessels are 15 years old, they only are drydocked at each renewal survey, with the intermediate surveys occurring while they are afloat, using an approved diving company in the presence of a surveyor from the classification society. After these vessels are 15 years old, they are drydocked both at each renewal survey and each intermediate survey, resulting in drydocking approximately every 30 months. We do not anticipate drydocking the PGN FSRU Lampung for at least 20 years as certain inspections can be done without drydocking.

If any vessel does not maintain her class or fails any annual survey, renewal survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable. We would lose revenue while the vessel was off-hire and incur costs of compliance. This would negatively impact our revenues and reduce our cash available for distribution to unitholders.

Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, the anti-corruption provisions in the Norwegian Criminal Code and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract termination and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), the Bribery Act 2010 of the Parliament of the United Kingdom (the “UK Bribery Act”) and the anti-corruption provisions of the Norwegian Criminal Code of 1902 (the “Norwegian Criminal Code”), respectively. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA, the UK Bribery Act and the Norwegian Criminal Code. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

If in the future our business activities involve countries, entities and individuals that are subject to restrictions imposed by the U.S. or other governments, we could be subject to enforcement action and our reputation and the market for our common units could be adversely affected.

The tightening of U.S. sanctions in recent years has affected non-U.S. companies. In particular, sanctions against Iran have been significantly expanded. In 2012 the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 (‘‘TRA’’), which placed further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. A major provision in TRA is that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or ‘‘any affiliate’’ has ‘‘knowingly’’ engaged in certain activities involving Iran during the timeframe covered by the report. This disclosure obligation is broad in scope in that it requires the reporting of activity that would not be considered a violation of U.S. sanctions as well as violative conduct, and is not subject to a materiality threshold. The SEC publishes these disclosures on its website and the President must initiate an investigation in response to all disclosures.

In addition to the sanctions against Iran, the U.S. also has sanctions that target other countries, entities and individuals. These sanctions have certain extraterritorial effects that need to be considered by non-U.S. companies. It should also be noted that other governments have implemented versions of U.S. sanctions. We believe that we are in compliance with all applicable sanctions and embargo laws and regulations imposed by the U.S., the United Nations or European Union countries and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our common units. Additionally, some investors may decide to divest their interest, or not to invest, in our common units simply because we may do business with companies that do business in sanctioned countries. Investor perception of the value of our common units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

We may not be able to redeploy our FSRUs on terms as favorable as our or our joint venture’s current FSRU time charters or at all.

Due to the limitations on demand for FSRUs, in the event that any of the time charters on our vessels are terminated, we may be unable to recharter such vessel as an FSRU. While we may be able to employ such vessel as a traditional LNG carrier, the hire rates and/or other charter terms may not be as favorable to us as those in the existing time charter. If we acquire additional FSRUs and they are not, as a result of time charter termination or otherwise, subject to a long-term, profitable time charter, we may be required to bid for projects at unattractive rates in order to reduce our losses relating to the vessels.

Due to our lack of diversification, adverse developments in our LNG transportation, storage and regasification businesses could reduce our ability to make cash distributions to our unitholders.

We rely exclusively on the cash flows generated from our FSRUs, LNG carriers and other LNG infrastructure assets. Due to our lack of diversification, an adverse development in the LNG transportation, storage and regasification industry could have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of businesses.

Risks Inherent in an Investment in Us

Höegh LNG and its affiliates may compete with us.

Pursuant to the omnibus agreement that we and Höegh LNG will enter into in connection with the closing of this offering, Höegh LNG and its controlled affiliates (other than us, our general partner and our subsidiaries) generally will agree not to acquire, own, operate or charter certain FSRUs and LNG carriers operating under charters of five or more years. The omnibus agreement, however, contains significant exceptions that may allow Höegh LNG or any of its controlled affiliates to compete with us, which could harm our business. Additionally, the omnibus agreement contains no restrictions on Höegh LNG’s ability to own, operate or charter FSRUs and

LNG carriers operating under charters of less than five years. Also, pursuant to the omnibus agreement, we will agree not to acquire, own, operate or charter FSRUs and LNG carriers operating under charters of less than five years. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Noncompetition.”

Unitholders have limited voting rights, and our partnership agreement restricts the voting rights of the unitholders owning more than 4.9% of our common units.

Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders will be entitled to elect only four of the seven members of our board of directors. The elected directors will be elected on a staggered basis and will serve for four-year terms. Our general partner in its sole discretion will appoint the remaining three directors and set the terms for which those directors will serve. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders will have no right to elect our general partner, and our general partner may not be removed except by a vote of the holders of at least 75% of the outstanding common and subordinated units, including any units owned by our general partner and its affiliates, voting together as a single class.

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

Our general partner and its other affiliates own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment.

Following this offering, Höegh LNG will own approximately     % of our common units and all of our subordinated units, which represents an aggregate     % limited partner interest in us, assuming no exercise of the underwriters’ option to purchase additional common units, and will own and control our general partner. Certain of our directors will also serve as directors of Höegh LNG or its affiliates and, as such, they will have fiduciary duties to Höegh LNG that may cause them to pursue business strategies that disproportionately benefit Höegh LNG or its affiliates or which otherwise are not in the best interests of us or our unitholders.

Conflicts of interest may arise between Höegh LNG and its affiliates (including our general partner) on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. Please read “—Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.” These conflicts include, among others, the following situations:

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neither our partnership agreement nor any other agreement requires our general partner or Höegh LNG or its affiliates to pursue a business strategy that favors us or utilizes our assets, and Höegh LNG’s officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of Höegh LNG, which may be contrary to our interests;

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our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the Partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the Partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the Partnership;

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our general partner and our directors have limited their liabilities and reduced their fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in our partnership agreement;

•	our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

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our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units; and

•	our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right.

Although a majority of our directors will over time be elected by common unitholders, our general partner will likely have substantial influence on decisions made by our board of directors. Please read “Certain Relationships and Related Party Transactions,” “Conflicts of Interest and Fiduciary Duties” and “Our Partnership Agreement.”

Our officers may face conflicts in the allocation of their time to our business.

Our sole officer at the closing of this offering and any future officers may face conflicts in the allocation of their time to our business. The affiliates of our general partner, including Höegh LNG, conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of our officers who also provide services to our general partner’s affiliates, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, while our Chief Executive Officer and Chief Financial Officer will be employed by one of our subsidiaries and is expected to devote the substantial majority of his time to our business, he may, from time to time, participate in business development activities for Höegh LNG that are linked to developing opportunities for us. Please read “Management.”

Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.

Our partnership agreement provides that our general partner will irrevocably delegate to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the Partnership. Our partnership agreement also contains provisions that reduce the standards to which our general partner and directors would otherwise be held by Marshall Islands law. For example, our partnership agreement:

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provides that our general partner may make determinations or take or decline to take actions without regard to our or our unitholders’ interests. Our general partner may consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting us, our affiliates or our unitholders. Decisions made by our general partner will be made by its sole owner. Specifically, our general partner may decide to exercise its right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, call right, pre-emptive rights or registration rights, consent or withhold consent to any merger or consolidation of the Partnership, appoint any directors or vote for the election of any director, vote or refrain from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraw from the Partnership, transfer (to the extent permitted under our partnership agreement) or refrain from transferring its units, the general partner interest or incentive distribution rights or vote upon the dissolution of the Partnership;

•	provides that our general partner and our directors are entitled to make other decisions in “good faith” if they reasonably believe that the decision is in our best interests;

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generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the conflicts committee of our board of directors and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us; and

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provides that neither our general partner nor our officers or our directors will be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or directors or its officers or directors or those other persons engaged in actual fraud or willful misconduct.

By purchasing a common unit, a common unitholder will be deemed to have agreed to become bound by the provisions of our partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.”

Fees and expenses, which Höegh LNG will determine for services provided to us and our joint ventures, will be substantial, will be payable regardless of our profitability and will reduce our cash available for distribution to you.

Pursuant to the ship management agreements, our joint ventures will pay fees for services provided to them by Höegh LNG Management, and our joint ventures will reimburse Höegh LNG Management for all expenses they incur on our behalf. These fees and expenses will include all costs and expenses incurred in providing certain crewing and technical management services to our joint ventures. In addition, pursuant to a technical information and services agreement, we will reimburse Höegh Norway for expenses Höegh Norway incurs pursuant to the technical support agreement that it is party to with Höegh LNG Management.

We expect the amount of the fees and expenses pursuant to the ship management agreements to be approximately $         million for the 12-month period ending September 30, 2015, and the fees and expenses pursuant to the sub-technical support agreement to be approximately $         million for the 12-month period ending September 30, 2015.

In addition, pursuant to an administrative services agreement among us, our operating company and Höegh UK, Höegh UK will provide us and our operating company with certain administrative, financial and other support services. We will reimburse Höegh UK for its reasonable costs and expenses incurred in connection with the provision of these services. In addition, we will pay Höegh UK a service fee equal to 5.0% of its costs and expenses incurred in connection with providing services to us. We expect that we will pay Höegh UK approximately $         million in total under such administrative services agreement for the 12-month period ending September 30, 2015.

Pursuant to the above-mentioned administrative services agreement, Höegh UK will be permitted to subcontract to Höegh Norway certain administrative services provided to us pursuant to an administrative services agreement with Höegh Norway. Höegh UK will reimburse Höegh Norway for its reasonable costs and expenses incurred in connection with the provision of these services.

For a description of the ship management agreements, the sub-technical support agreement and the administrative services agreements, please read “Certain Relationships and Related Party Transactions.” The fees and expenses payable pursuant to the ship management agreements, the technical support agreement and the Administrative Services Agreements will be payable without regard to our financial condition or results of operations. The payment of fees to and the reimbursement of expenses of Höegh LNG Management, Höegh UK and Höegh Norway could adversely affect our ability to pay cash distributions to you.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner, and even if public unitholders are dissatisfied, they will be unable to remove our general partner without Höegh LNG’s consent, unless Höegh LNG’s ownership interest in us is decreased, all of which could diminish the trading price of our common units.

Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.

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The unitholders will be unable initially to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon completion of this offering to be able to prevent its removal. The vote of the holders of at least 75% of all outstanding common and subordinated units voting together as a single class is required to remove the general partner. Following the closing of this offering, Höegh LNG will own approximately     % of the outstanding common and subordinated units, assuming no exercise of the underwriters’ option to purchase additional common units. Additionally, during the term of the SRV Joint Gas shareholders’ agreement, Höegh LNG has agreed to continue to own common units and subordinated units representing a greater than 25% limited partner interest in us in the aggregate.

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If our general partner is removed without “cause” during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units, any existing arrearages on the common units will be extinguished, and Höegh LNG will have the right to convert its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Any conversion of the incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions, such as charges of poor management of our business by the directors appointed by our general partner, so the removal of our general partner because of the unitholders’ dissatisfaction with the general partner’s decisions in this regard would most likely result in the termination of the subordination period.

•	Common unitholders will be entitled to elect only four of the seven members of our board of directors. Our general partner in its sole discretion will appoint the remaining three directors.

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Election of the four directors elected by unitholders is staggered, meaning that the members of only one of four classes of our elected directors will be selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

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Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

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Unitholders’ voting rights are further restricted by our partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates (including Höegh LNG) and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

•	There are no restrictions in our partnership agreement on our ability to issue equity securities, including securities senior to the common units.

The effect of these provisions may be to diminish the price at which the common units will trade.

The control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its non-economic general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our partnership agreement does not restrict the ability of the members of our general partner from transferring their respective membership interests in our general partner to a third party.

Substantial future sales of our common units in the public market could cause the price of our common units to fall.

We have granted registration rights to Höegh LNG and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. Upon the closing of this offering and assuming no exercise of the underwriters’ option to purchase additional common units, Höegh LNG will own              common units and              subordinated units and all of the incentive distribution rights. Following their registration and sale under the applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

We are subject to Marshall Islands law, which lacks a bankruptcy statute or general statutory mechanism for insolvency proceedings.

We are a Marshall Islands limited partnership, and we have limited operations in the United States and maintain limited assets in the United States. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us, bankruptcy laws other than those of the United States could apply. The Republic of the Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction, if any other bankruptcy court would determine it had jurisdiction. These factors may delay or prevent us from entering bankruptcy in the United States and may affect the ability of our unitholders to receive any recovery following our bankruptcy.

You will experience immediate and substantial dilution of $         per common unit.

The assumed initial public offering price of $         per common unit exceeds pro forma net tangible book value of $         per common unit. Based on the assumed initial public offering price, you will incur immediate and substantial dilution of $         per common unit. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded at their historical cost, and not their fair value, in accordance with U.S. GAAP. Please read “Dilution.”

Höegh LNG, as the initial holder of a majority of the incentive distribution rights, may elect to cause us to issue additional common units to it in connection with a resetting of the target distribution levels related to the incentive distribution rights without the approval of the conflicts committee of our board of directors or holders of our common units and subordinated units. This may result in lower distributions to holders of our common units in certain situations.

Höegh LNG, as the initial holder of a majority of the incentive distribution rights, has the right, at a time when there are no subordinated units outstanding and Höegh LNG has received incentive distributions at the highest level to which it is entitled (50.0%) for each of the prior four consecutive fiscal quarters (and the amount of each such total distribution did not exceed adjusted operating surplus for each such quarter), to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution amount will be reset to the reset minimum quarterly distribution amount, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount.

In connection with resetting these target distribution levels, Höegh LNG will be entitled to receive a number of common units equal to that number of common units whose aggregate quarterly cash distributions equaled the average of the distributions to Höegh LNG on the incentive distribution rights in the prior fiscal quarter. We anticipate that Höegh LNG would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distribution per common unit without such conversion; however, it is possible that Höegh LNG could exercise this reset election at a time when it is experiencing, or may be expected to experience, declines in the cash distributions it receives related to its incentive distribution rights and may therefore desire to be issued our common units, rather than retain the right to receive incentive distributions based on the initial target distribution levels. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued additional common units to Höegh LNG in connection with resetting the target distribution levels related to its incentive distribution rights. Please read “How We Make Cash Distributions—Incentive Distribution Rights” and “How We Make Cash Distributions—Höegh LNG’s Right to Reset Incentive Distribution Levels.”

We may issue additional equity securities, including securities senior to the common units, without your approval, which would dilute your ownership interests.

We may, without the approval of our unitholders, issue an unlimited number of additional units or other equity securities. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

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because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

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because the amount payable to holders of incentive distribution rights is based on a percentage of total available cash, the distributions to holders of incentive distribution rights will increase even if the per unit distribution on the common units remains the same;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash.

During the subordination period, which we define elsewhere in this prospectus, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $         per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash. See “How We Make Cash Distributions—Subordination Period,” “—Distributions of Available Cash From Operating Surplus During the Subordination Period” and “—Distributions of Available Cash From Operating Surplus After the Subordination Period.”

In establishing cash reserves, our board of directors may reduce the amount of cash available for distribution to you.

Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that it determines are necessary to fund our future operating expenditures. These reserves also will affect the amount of cash available for distribution to our unitholders. Our board of directors may establish reserves for distributions on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters. As described above in “—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain and replace the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter we will be required, pursuant to our partnership agreement, to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted,” our partnership agreement requires our board of directors each quarter to deduct from operating surplus estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, which could reduce the amount of available cash for distribution. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by the conflicts committee of our board of directors.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than the then-current market price of our common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. For additional information about the limited call right, please read “Our Partnership Agreement—Limited Call Right.”

At the completion of this offering and assuming no exercise of the underwriters’ option to purchase additional common units, Höegh LNG, which owns and controls of our general partner, will own approximately

    % of our common units. At the end of the subordination period, assuming no additional issuances of common units, no exercise of the underwriters’ option to purchase additional common units and the conversion of our subordinated units into common units, Höegh LNG will own     % of our common units.

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

As a limited partner in a limited partnership organized under the laws of the Marshall Islands, you could be held liable for our obligations to the same extent as a general partner if you participate in the “control” of our business. Our general partner generally has unlimited liability for the obligations of the Partnership, such as its debts and environmental liabilities, except for those contractual obligations of the Partnership that are expressly made without recourse to our general partner. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business. Please read “Our Partnership Agreement—Limited Liability” for a discussion of the implications of the limitations on liability of a unitholder.

We can borrow money to make cash distributions, which would reduce the amount of credit available to operate our business.

Our partnership agreement allows us to make working capital borrowings to make cash distributions. Accordingly, if we have available borrowing capacity, we can make cash distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make cash distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources.”

Increases in interest rates may cause the market price of our common units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general and in particular for yield based equity investments such as our common units. Any such increase in interest rates or reduction in demand for our common units resulting from other relatively more attractive investment opportunities may cause the trading price of our common units to decline.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and you could lose all or part of your investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only              publicly traded common units, assuming no exercise of the underwriters’ option to purchase additional common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

Unitholders may have liability to repay distributions.

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Limited Partnership Act (the “Marshall Islands Act”), we may not make a distribution to you if the distribution would cause our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited will be included in our assets only to the extent that the fair value of that property exceeds that liability. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the limited partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from our partnership agreement.

We have no history operating as a separate publicly traded entity and will incur increased costs as a result of being a publicly traded limited partnership.

We have no history operating as a separate publicly traded entity. As a publicly traded limited partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as well as rules implemented by the SEC, require publicly traded entities to adopt various corporate governance practices that will further increase our costs. Before we are able to make cash distributions to our unitholders, we must first pay or reserve cash for our expenses, including the costs of being a publicly traded partnership. As a result, the amount of cash we have available for distribution to our unitholders will be affected by the costs associated with being a public company.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly traded partnership, our board of directors will be required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our publicly traded partnership reporting requirements.

We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

We anticipate that our incremental general and administrative expenses as a publicly traded limited partnership will be approximately $3.0 million annually and will include costs associated with annual reports to unitholders, tax return preparation, investor relations, registrar and transfer agent’s fees, incremental director and officer liability insurance costs and officer and director compensation. In addition, these expenses include approximately $         million of annual fees and expenses that we will incur pursuant to the Administrative Services Agreements, including the 5.0% service charge that will be incurred in connection with the Administrative Services Agreements. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Administrative Services Agreements.”

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common units less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” as described under “Summary—Implications of Being an Emerging Growth Company.” We cannot predict if investors will find our common units less attractive because we may rely on these exemptions. If some investors find our common units less attractive as a result, there may be a less active trading market for our common units and our unit price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-

Oxley Act for so long as we are an emerging growth company. For as long as we take advantage of the reduced reporting obligations, the information that we provide unitholders may be different than information provided by other public companies.

We have been organized as a limited partnership under the laws of the Republic of the Marshall Islands, which does not have a well-developed body of partnership law.

The Partnership’s affairs are governed by our partnership agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, the non-statutory law (“case law”) of the State of Delaware is adopted as the law of the Marshall Islands. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a similarly organized limited partnership in the United States.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and substantially all of our assets are located outside of the United States. In addition, our general partner is a Marshall Islands limited liability company, and a majority of our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our general partner or our directors or officers. For more information regarding the relevant laws of the Marshall Islands, please read “Service of Process and Enforcement of Civil Liabilities.”

The initial public offering price for the common units and the total consideration to be paid to Höegh LNG for the interests in the entities that own the vessels in our initial fleet will be determined by negotiations among us and the representatives of the underwriters.

There has been no public trading market for our common units prior to this offering. As a result, the initial public offering price for our common units will be determined through negotiations among us and the representatives of the underwriters. In addition, the total consideration to Höegh LNG in the form of common units, subordinated units and cash for the interests in the entities that own the vessels in our initial fleet will be dependent on the initial public offering price. We will not be obtaining an independent third-party valuation regarding the total value of the interests in the entities that own the vessels in our initial fleet. In negotiating the initial public offering price for our common units, the underwriters and Höegh LNG may have interests which differ from the interests of our unitholders. Accordingly, the initial public offering price may be different than the price that would have been determined based on an independent third-party valuation regarding the value of our initial fleet, or the market price of the common units that will prevail in the trading market. Please read “Use of Proceeds,” “Conflicts of Interest and Fiduciary Duties” and “Underwriting.”

Tax Risks

In addition to the following risk factors, you should read “Business—Taxation of the Partnership,” “Material U.S. Federal Income Tax Considerations” and “Non-United States Tax Consequences” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our common units.

We will be subject to taxes, which will reduce our cash available for distribution to you.

Some of our subsidiaries will be subject to tax in the jurisdictions in which they are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations could result in additional tax being imposed on us, OPCO or our or its subsidiaries in jurisdictions in which operations are conducted. Please read “Business—Taxation of the Partnership.”

U.S. tax authorities could treat us as a “passive foreign investment company,” which would have adverse U.S. federal income tax consequences to U.S. unitholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for any taxable year in which at least 75.0% of its gross income consists of “passive income” or at least 50.0% of the average value of its assets (based on the average of the values at the end of each quarter) produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business, and income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, certain distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

Based on our current and projected method of operation, and on an opinion of our U.S. counsel, Vinson & Elkins L.L.P., we believe that we will not be a PFIC for our initial taxable year, and we expect that we will not be treated as a PFIC for any future taxable year. We have received an opinion of our U.S. counsel in support of this position that concludes that the income our subsidiaries earn from our present time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that we expect that more than 25.0% of our gross income for our current taxable year and each future year will arise from such time-chartering activities or other income our U.S. counsel has opined does not constitute passive income, and more than 50.0% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with these expectations, and assuming the accuracy of other representations we have made to our U.S. counsel for purposes of their opinion, our U.S. counsel is of the opinion that we should not be a PFIC for the current or any future year. This opinion is based, and its accuracy is conditioned, on representations, valuations and projections provided by us regarding our assets, income and charters. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater

Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit (the “Fifth Circuit”) held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Code relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service, or IRS, stated that it disagreed with the holding in Tidewater, and specified that time charters similar to those at issue in the case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities, and the opinion of our counsel is not binding on the IRS or any court. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur.

In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future and that we will not become a PFIC in the future. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. unitholders would face adverse U.S. federal income tax consequences. Please read “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.

We may have to pay tax on U.S. source income, which would reduce our cash flow.

Under the Code, U.S. source gross transportation income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction of expenses unless an exemption from tax applies under Section 883 of the Code and the existing final and temporary regulations promulgated thereunder (“Treasury Regulations”). U.S. source gross transportation consists of 50.0% of the gross shipping income that a vessel-owning or chartering corporation, such as ourselves, derives (either directly or through one or more subsidiaries that are classified as partnerships or disregarded as entities separate from such corporation for U.S. federal income tax purposes) and that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States.

We believe that we will qualify for an exemption from U.S. tax on any U.S. source gross transportation income under Section 883 of the Code for the foreseeable future, and we expect to take this position for U.S. federal income tax purposes. Please read “Business—Taxation of the Partnership.” However, there are factual circumstances, including some that may be beyond our control, which could cause us to lose the benefit of this tax exemption after this offering. In addition, our position that we qualify for this exemption is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Therefore, we can give no assurance that the IRS will not take a different position regarding our qualification for this tax exemption.

If we are not entitled to this exemption under Section 883 of the Code for any taxable year, we generally would be subject to a 4.0% U.S. federal gross income tax on our U.S. source gross transportation income for such year. Our failure to qualify for the exemption under Section 883 of the Code could have a negative effect on our business and would result in decreased earnings available for distribution to our unitholders.

The vessels in our fleet do not currently engage, and we do not expect that they will in the future engage, in transportation that begins and ends in the United States or in the provision of regasification or storage services in the United States. If, notwithstanding this expectation, our subsidiaries earn income in the future from transportation that begins and ends in the United States, or from regasification or storage activities in the United States, that income would not be exempt from U.S. federal income tax under Section 883 of the Code and would be subject to a 35% net income tax in the United States (and the after-tax earnings attributable to such income may be subject to an additional 30% branch profits tax). Please read “Business—Taxation of the Partnership—The Section 883 Exemption” for a more detailed discussion of the rules relating to qualification for the exemption under Section 883 of the Code and the consequences for failing to qualify for such an exemption.

You may be subject to income tax in one or more non-U.S. jurisdictions, including the United Kingdom and Norway, as a result of owning our common units if, under the laws of any such jurisdiction, we are considered to be carrying on business there. Such laws may require you to file a tax return with, and pay taxes to, those jurisdictions.

We intend to conduct our affairs and cause or influence each of our subsidiaries to operate its business in a manner that minimizes income taxes imposed upon us and our subsidiaries and that may be imposed upon you as a result of owning our common units. However, because we are organized as a limited partnership, there is a risk in some jurisdictions, including the United Kingdom and Norway, that our activities or the activities of our subsidiaries may be attributed to our unitholders for tax purposes if, under the laws of such jurisdiction, we are considered to be carrying on business there. If you are subject to tax in any such jurisdiction, you may be required to file a tax return with, and to pay tax in, that jurisdiction based on your allocable share of our income. We may be required to reduce distributions to you on account of any tax withholding obligations imposed upon us by that jurisdiction in respect of such allocation to you. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur by virtue of an investment in us.

We believe we can conduct our affairs in a manner that does not result in our unitholders being considered to be carrying on business in the United Kingdom or Norway solely as a consequence of the acquisition, ownership, disposition or redemption of our common units. However, the question of whether either we or any of our subsidiaries will be treated as carrying on business in any jurisdiction, including the United Kingdom and Norway, will be largely a question of fact to be determined through an analysis of contractual arrangements, including the sub-technical support agreement that Höegh Norway has entered into with Höegh LNG Management, the ship management agreements that our joint ventures have entered into with Höegh LNG Management, the administrative service agreement we will enter into with our operating company and Höegh UK and the administrative service agreement Höegh UK will enter into with Höegh Norway in connection with the closing of this offering, as well as through an analysis of the manner in which we conduct business or operations, all of which may change over time. Furthermore, the laws of the United Kingdom, Norway or any other jurisdiction may also change, which could cause that jurisdiction’s taxing authorities to determine that we are carrying on business in such jurisdiction and that we or our unitholders are subject to its taxation laws. In addition to the potential for taxation of our unitholders, any additional taxes imposed on us or any of our subsidiaries will reduce our cash available for distribution.

The ratio of dividend income to distributions on our common units is subject to business, economic and other uncertainties as well as tax reporting positions with which the IRS may disagree, which could result in a higher ratio of dividend income to distributions and adversely affect the value of our common units.

We estimate that approximately     % of the total cash distributions made to a purchaser of common units in this offering who owns those units from the date of this offering through December 31, 2016 will constitute dividend income. The remaining portion of the distributions will be treated first as a nontaxable return of capital to the extent of the purchaser’s tax basis in its common units and thereafter as capital gain. These estimates are based on certain assumptions that are subject to business, economic, regulatory, competitive and political uncertainties beyond our control. In addition, these estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. As a result of these uncertainties, these estimates may be incorrect and the actual percentage of total cash distributions that will constitute dividend income could be higher, and any difference could adversely affect the value of the common units. Please read “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Ratio of Dividend Income to Distributions.”

FORWARD-LOOKING STATEMENTS

Statements included in this prospectus concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business, and the markets in which we operate as described in this prospectus. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	statements about FSRU and LNG carrier market trends, including hire rates and factors affecting supply and demand;

•	our anticipated growth strategies;

•	our anticipated receipt of dividends and repayment of indebtedness from our joint ventures;

•	the effect of the worldwide economic environment;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in our operating expenses, including drydocking and insurance costs;

•	forecasts of our ability to make cash distributions on the units and the amount of any borrowings that may be necessary to make such distributions;

•	our future financial condition or results of operations and our future revenues and expenses;

•	expected compliance with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the future financial condition of our existing or future customers;

•	the repayment of debt;

•	our ability to make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by our customers;

•	our ability to maintain long-term relationships with our customers;

•	our ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;

•	our ability to purchase vessels from Höegh LNG in the future, including the Independence;

•	our continued ability to enter into long-term, fixed-rate charters;

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	expected pursuit of strategic opportunities, including the acquisition of vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by her charterer;

•	termination dates and extensions of charters;

•

the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	expected demand in the offshore and crude oil shipping sectors in general and the demand for vessels in particular;

•	availability of skilled labor, vessel crews and management;

•

our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the ship management agreements, the technical information and services agreement and the Administrative Services Agreements;

•	the anticipated taxation of the Partnership and distributions to our unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	our ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of our common units in the public market; and

•	our business strategy and other plans and objectives for future operations.

These and other forward-looking statements are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks discussed in “Risk Factors.” The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $         million from the sale of              common units offered by this prospectus, after deducting the underwriting discounts, structuring fees and estimated offering expenses payable by us. We expect to use these net proceeds as follows: (i) up to $140 million to make a loan to Höegh LNG in exchange for a note bearing interest at a rate of 5.88% per annum, which is repayable on demand or which we can elect to utilize as part of the purchase consideration in the event we purchase all or a portion of Höegh LNG’s interests in the Independence, (ii) $20 million for general partnership purposes and (iii) the remainder to make a cash distribution to Höegh LNG as partial consideration for the interests in the entities that own the vessels in our initial fleet.

The purchase price of our initial fleet will be dependent on the initial public offering price of our common units and will be equal to the value of the $         distribution to Höegh LNG from the net proceeds of this offering, plus              common units and              subordinated units to be issued to Höegh LNG, plus all of our incentive distribution rights.

Assuming an initial public offering price of $         per common unit and assuming that the fair market value of each subordinated unit is $         and the incentive distribution rights is zero, the total dollar value of the consideration to be paid to Höegh LNG for its 50% interest in the joint ventures and the 100% interest in Höegh Lampung, the entities that own interests in the three vessels in our initial fleet, will be approximately $         million. If the initial public offering price of our common units increases or decreases by $1.00, the consideration will change by $         million. Please read “How We Make Cash Distributions—Subordination Period” and “How We Make Cash Distributions—Incentive Distribution Rights.”

The initial public offering price of our common units, as well as the total consideration to be paid to Höegh LNG for the interests in the entities that own the vessels in our initial fleet, will be determined through negotiations among us and the representatives of the underwriters. Please read “Underwriting.”

We have granted the underwriters a 30-day option to purchase up to              additional common units. If the underwriters exercise their option to purchase additional common units, we will use the net proceeds (approximately $         million, if exercised in full, after deducting the underwriting discounts, structuring fees and estimated offering expenses payable by us) to make an additional cash distribution to Höegh LNG. If the underwriters do not exercise their option to purchase any additional common units, we will issue              common units to Höegh LNG at the expiration of the option period. If and to the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to Höegh LNG. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

A $1.00 increase or decrease in the assumed initial public offering price of $         per common unit would cause the net proceeds from this offering, after deducting the underwriting discounts, structuring fees and estimated offering expenses payable by us, to increase or decrease, respectively, by approximately $         million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed initial public offering price to $         per common unit, would increase net proceeds to us from this offering by approximately $         million. Similarly, each decrease of 1.0 million common units offered by us, together with a concomitant $1.00 decrease in the assumed initial public offering price to $         per common unit, would decrease the net proceeds to us from this offering by approximately $         million.

CAPITALIZATION

The following table shows:

•	our historical cash and capitalization as of March 31, 2014; and

•

our pro forma cash and capitalization as of March 31, 2014, which reflects the offering and the other transactions described in the unaudited pro forma combined balance sheet included elsewhere in this prospectus, including the application of the net proceeds from this offering as described in “Use of Proceeds” as follows: (i) up to $140 million to make a loan to Höegh LNG in exchange for a note bearing interest at a rate of 5.88% per annum, (ii) $20 million for general partnership purposes and (iii) the remainder to make a cash distribution to Höegh LNG.

This table is derived from and should be read together with the historical combined carve-out financial statements of our predecessor and the unaudited pro forma combined balance sheet and the accompanying notes contained elsewhere in this prospectus. We account for our equity interests in our joint ventures that own two of the vessels in our initial fleet as equity method investments in our combined financial statements. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operation.”

	As of March 31, 2014
	Historical	Pro Forma
	(dollars in thousands)
Cash and cash equivalents	$4,957	$

Debt:
Current portion of long-term debt(1)	$41,631	$
Current loans and promissory note due to owners and affiliates(2)	45,132
Borrowings under sponsor credit facility(3)	—

Non-current portion of long-term debt(1)	54,369

Total debt(4)	141,132

Equity:
Total equity	$39,333	$
Held by public:
Common units(5)	—
Held by general partner and its affiliates:
Common units(5)	—
Subordinated units(5)	—

Equity attributable to Höegh LNG Partners	—

Note receivable from Höegh LNG(6)	—

Total capitalization	$180,465	$

(1)	Secured by our vessels. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources” and note 9 to our predecessor’s unaudited condensed interim combined carve-out financial statements.
(2)	Represents promissory notes issued by Höegh Lampung and PT Hoegh to Höegh LNG Ltd. in connection with the transfer of ownership from Höegh LNG Ltd. to PT Hoegh of the construction in progress for the PGN FSRU Lampung and the unbilled construction contract receivable for the Mooring. Please read note 2 to our predecessor’s historical audited combined carve-out financial statements and note 10 to our predecessor’s unaudited condensed interim combined carve-out financial statements.
(3)	At or prior to the closing of this offering, we will enter into the sponsor credit facility with Höegh LNG. We do not anticipate drawing under this facility at the closing of this offering.

(4)	As of , 2014, we had approximately $ million of total debt outstanding, including $ million under the $299 million Lampung facility that was drawn on , 2014. Please read notes 9, 10 and 17 to our predecessor’s unaudited combined carve-out financial statements. Because we account for our joint ventures that own the GDF Suez Neptune and the GDF Suez Cape Ann under the equity method, the table does not reflect our 50% portion of the indebtedness of the two joint ventures. As of March 31, 2014, the two joint ventures had $536.9 million in long-term bank debt and $45.8 million in subordinated debt due to the joint venture owners.
(5)	Equity attributable to common units held by public represents the net proceeds of the offering. Equity attributable to the general partner and its affiliates represent pro forma net assets contributed by Höegh LNG before the allocation of net proceeds, allocated pro rata to the common and subordinated units. No allocation has been attributed to incentive distribution rights owned by Höegh LNG, based on an assumption that these rights have nominal value at the time of this offering.
(6)	See “Certain Relationships and Related Party Transactions—Intercompany Note.”

DILUTION

Dilution is the amount by which the offering price will exceed the net tangible book value per common unit after this offering. Based on the initial public offering price of $         per common unit, on a pro forma basis as of March 31, 2014, after giving effect to this offering of common units, the application of the net proceeds in the manner described under “Use of Proceeds” and the formation transactions related to this offering, our pro forma net tangible book value was $         million, or $         per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit	$
Pro forma net tangible book value(1) per common unit before this offering(2)	$
Increase in net tangible book value(1) per common unit attributable to purchasers in this offering

Less: Pro forma net tangible book value per common unit after this offering(3)

Immediate dilution in net tangible book value per common unit to purchasers in this offering(4)		$

(1)	Pro forma net tangible book value is defined as pro forma total assets minus goodwill and pro forma total liabilities.
(2)	Determined by dividing the total number of units ( common units and subordinated units to be issued to our general partner and its affiliates for their contribution of assets and liabilities to us) into the net tangible book value of the contributed assets and liabilities.
(3)	Determined by dividing the total number of units ( common units and subordinated units to be outstanding after this offering) into our pro forma net tangible book value, after giving effect to the application of the net proceeds of this offering.
(4)	Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired			Total Consideration
	Number	Percent		Amount	Percent
General partner and its affiliates(1)(2)			%	$		%
New investors

Total			%	$		%

(1)	Upon consummation of the transactions contemplated by this prospectus, our general partner and its affiliates will own an aggregate of common units and subordinated units.
(2)	The assets contributed by our general partner and its affiliates were recorded at historical book value, rather than fair value, in accordance with U.S. GAAP. Book value of the consideration provided by our general partner and its affiliates, as of March 31, 2014, is as follows:

(in thousands of U.S. Dollars)
Book value of net assets contributed	$
Less: Distribution to Höegh LNG from net proceeds of this offering

Total consideration	$

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy and restrictions on distributions in conjunction with specific assumptions included in this section. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing our available cash (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources, we believe that our unitholders are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•

Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•

We will be subject to restrictions on distributions under our financing agreements. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to you, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this prospectus in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources.”

•

A substantial majority of our business is currently conducted through our joint ventures. Under the joint venture agreement that governs our joint ventures that own the GDF Suez Neptune and the GDF Suez Cape Ann, our joint ventures are prohibited from making distributions under certain circumstances, including when they have outstanding shareholder loans. In addition, we are unable to cause our joint ventures to make distributions without the agreement of our joint venture partners. If our joint ventures are unable to make distributions to us, it could have a material adverse effect on our ability to pay cash distributions to you in accordance with our stated cash distribution policy. The restrictions on distributions by our joint ventures are described in this prospectus in “Our Joint Ventures and Joint Venture Agreements.”

•

We are required to make substantial capital expenditures to maintain and replace our fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their useful lives. In order to minimize these fluctuations, our partnership agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

•

Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. During the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders. After the subordination period has ended, our partnership agreement can be amended with the approval of a majority of the outstanding common units. Höegh LNG will own approximately     % of our common units and all of our subordinated units outstanding immediately after the closing of this offering. Please read “Our Partnership Agreement—Amendment of Our Partnership Agreement.”

•

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•

Under Section 51 of the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.

•

PT Hoegh will be subject to restrictions on distributions under Indonesian laws due to its formation under the laws of Indonesia. Under Article 71.3 of the Indonesian Company Law (Law No. 40 of 2007), distributions may be made only if the company has positive retained earnings. Our subsidiary holding the ownership interest in PT Hoegh is subject to restrictions under Singapore law due to its formation under Singapore law. Under Section 403(1) of the Companies Act (Cap. 50) of Singapore, no dividends may be paid to the shareholders of any company except out of profits.

•

Our joint ventures for the GDF Suez Neptune and the GDF Suez Cape Ann will be subject to restrictions on distributions under the laws of the Cayman Islands due to their formation under the laws of the Cayman Islands. Under such laws, a distribution may be paid out of profits or, if profits are insufficient to make a distribution and subject to the joint venture being solvent immediately following the date on which the distribution is made, out of share premium or distributable capital reserve resulting from contributed surplus paid into the joint venture.

•

We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read “Risk Factors” for a discussion of these factors.

Our Ability to Grow Depends on Our Ability to Access External Expansion Capital

Because we distribute all of our available cash, we may not grow as quickly as businesses that reinvest their available cash to expand ongoing operations. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures. As a result, to the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow. To the extent we issue additional units in connection with any acquisitions or other capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level, which in turn may affect the available cash that we have to distribute on each unit. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional borrowings or other debt by us to finance our growth would result in increased interest expense, which in turn may affect the available cash that we have to distribute to our unitholders.

Initial Distribution Rate

Upon completion of this offering, our board of directors will adopt a policy pursuant to which we will declare an initial quarterly distribution of $         per unit for each complete quarter, or $         per unit on an annualized basis, to be paid no later than 45 days after the end of each fiscal quarter (beginning with the quarter ending                     , 2014). This equates to an aggregate cash distribution of $         million per quarter, or $         million per year, in each case based on the number of common units and subordinated units outstanding immediately after completion of this offering. Our ability to make cash distributions at the initial distribution rate pursuant to this policy will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”

The table below sets forth the number of outstanding common units and subordinated units upon the closing of this offering and the aggregate distribution amounts payable on such units during the year following the closing of this offering at our initial distribution rate of $         per unit per quarter ($         per unit on an annualized basis).

	Number of Units	Distributions
		One Quarter		Four Quarters
Common units		$		$
Subordinated units

Total			$(1)	$

(1)	Actual payments of distributions on the common units and the subordinated units are expected to be approximately $ million for the period between the estimated closing date of this offering ( , 2014) and the end of the fiscal quarter in which the closing date of this offering occurs.

If the underwriters do not exercise their option to purchase additional common units, we will issue common units to Höegh LNG at the expiration of the option period. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the underwriters and the remainder, if any, will be issued to Höegh LNG. Any such units issued to Höegh LNG will be issued for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.

During the subordination period, before we make any quarterly distributions to subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution plus any arrearages in distributions from prior quarters. Please read “How We Make Cash Distributions—Subordination Period.” We cannot guarantee, however, that we will pay the minimum quarterly distribution or any amount on the common units in any quarter.

Forecasted Results of Operations for the 12-Month Period Ending September 30, 2015

In this section, we present in detail the basis for our belief that we will be able to pay our minimum quarterly distribution on all of our outstanding units for the 12-month period ending September 30, 2015. We present:

•	Forecasted Results of Operations for the 12-month period ending September 30, 2015; and

•	Forecasted Cash Available for Distribution for the 12-month period ending September 30, 2015,

as well as the significant assumptions upon which the forecast is based.

We present below a forecast of our expected results of operations for the 12-month period ending September 30, 2015 for each of us and our joint ventures. Our forecasts present, to the best of our knowledge and belief, the expected results of operations for each of us and our joint ventures for the forecast period. The forecast of our expected results of operations for the forecast period includes the expected results of operations and the related financing of the PGN FSRU Lampung.

Although we anticipate exercising our right to purchase from Höegh LNG the Independence, the timing of such purchase is uncertain and such purchase is subject to reaching an agreement with Höegh LNG regarding the purchase price, the availability of financing and any rights ABKN has under her time charter. As a result, the forecast of our expected results of operations for the forecast period does not reflect the expected results of operations or related financing of the Independence.

Our financial forecast reflects our judgment, as of the date of this prospectus, of conditions we expect to exist and the course of action we expect we and our joint ventures will take during the 12-month period ending September 30, 2015. Our financial forecast is based on assumptions that we believe to be reasonable with respect to the forecast period as a whole. The assumptions and estimates used in the financial forecast are inherently uncertain and represent those that we believe are significant to our financial forecast. We believe that we have a reasonable objective basis for those assumptions. To the extent that there is a shortfall during any quarter in the forecast period, we believe we would be able to make borrowings to pay distributions in such quarter and would be able to repay such borrowings in a subsequent quarter, because we believe the total cash available for distribution for the forecast period will be more than sufficient to pay the aggregate minimum quarterly distribution to all unitholders. We believe actual results of operations of us and our joint ventures will approximate those reflected in our financial forecasts, but we can give no assurance that such forecasted results will be achieved. There will likely be differences between our financial forecast and the actual results and those differences could be material. Our operations are subject to numerous risks that are beyond our control. If either or both of the financial forecasts are not achieved, we may not be able to pay cash distributions on our units at the initial distribution rate stated in our cash distribution policy or at all.

Our forecasts of results of operations are forward-looking statements and should be read together with the historical combined carve-out financial statements of our predecessor, our unaudited pro forma combined balance sheet and the historical combined financial statements of our joint ventures and the accompanying notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operation.” We do not, as a matter of course, make public projections as to future revenues, earnings or other results. The financial forecasts have been prepared by and are the responsibility of our management. However, our management has prepared the financial forecast set forth below in support of our belief that we will have sufficient cash available to allow us to pay the minimum quarterly distribution on all of our outstanding units during the forecast period. In addition, in the view of our management, the accompanying financial forecasts were prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of our knowledge and belief, our and our joint ventures’ expected course of action and our and our joint ventures’ expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the financial forecast.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements included under the heading “Risk Factors” elsewhere in this prospectus. Any of the risks discussed in this prospectus or unanticipated events could cause our actual results of operations, cash flows and financial condition to vary significantly from the financial forecast and such variations may be material. Prospective investors are cautioned to not place undue reliance on the financial forecast and should make their own independent assessment of our future results of operations, cash flows and financial condition.

We are providing the financial forecasts to supplement the historical combined carve-out financial statements of our predecessor and our joint ventures in support of our belief that we will have sufficient cash available to allow us to pay cash distributions on all of our units for each quarter in the 12-month period ending September 30, 2015 at our stated initial distribution rate. Please read “—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions” for further information as to the assumptions we have made for the financial forecast.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecasts or to update the financial forecast to reflect events or circumstances after the date of this prospectus, even in the event that any or all of the underlying assumptions are shown to be in error. Therefore, we caution you not to place undue reliance on this information.

Neither our independent registered public accounting firm, nor any other independent registered public accounting firm, has compiled, examined or performed any procedures with respect to the forecasted financial information contained herein, nor has it expressed any opinion or given any other form of assurance on such information or its achievability, and it assumes no responsibility for such forecasted financial information. Our independent registered public accounting firm’s report included in this prospectus relates to the historical financial information of our predecessor and our joint ventures. That report does not extend to the tables and the related forecasted financial information contained in this section and should not be read to do so.

HÖEGH LNG PARTNERS LP

FORECASTED RESULTS OF OPERATIONS

The following table presents our forecasted results of operations for the 12-month period ending September 30, 2015. We account for our equity interests in our two joint ventures as equity method investments.

Twelve Months Ending September 30, 2015
(in millions of U.S. Dollars, except per unit amounts)	Höegh LNG Partners LP
(unaudited)
Time charter revenues	$44.5

Total revenues	$44.5
Vessel operating expenses	(5.3)
Administrative expenses	(5.5)
Depreciation and amortization	0.0

Total operating expenses	$(10.8)
Equity in earnings of joint ventures	7.3

Operating income	$41.1
Interest income	8.8
Interest expense	(17.0)
Other items, net	(0.2)

Income before taxes	$32.6

Income tax expense	(0.6)

Net income	$32.0

Net income per:
Common unit (basic and diluted)	$
Subordinated unit (basic and diluted)	$

The following table presents our joint ventures’ forecasted results of operations for the 12-month period ending September 30, 2015, on a 100% basis.

Twelve Months Ending September 30, 2015
(in millions of U.S. Dollars)	Joint Ventures
(unaudited)
Time charter revenues	$83.3

Total revenues	$83.3
Vessel operating expenses	(15.8)
Administrative expenses	(2.0)
Depreciation and amortization	(18.2)

Total operating expenses	$(36.0)

Operating income	$47.2
Interest income	—
Interest expense	(32.7)
Gain/(loss) on derivative instruments	—
Other financial items, net	—

Income before taxes	$14.6
Income tax expense	—

Net income	$14.6

The following table presents the forecasted results of operations for each of our two segments for the 12-month period ending September 30, 2015.

	Höegh LNG Partners LP Twelve Months Ending September 30, 2015
(in millions of U.S. Dollars)	Majority Held FSRUs	Joint Venture FSRUs (Proportional Consolidation)	Other	Total Segment Reporting	Eliminations	Combined Carve-out Reporting
Time charter revenues	$44.5	$41.6	$0.0	$86.2	$(41.6)	$44.5
Vessel operating expenses	(5.3)	(7.9)	0.0	(13.2)	7.9	(5.3)
Administrative expenses	(2.5)	(1.0)	(3.0)	(6.5)	1.0	(5.5)
Equity in earnings of joint ventures	—	—	—	—	7.3	7.3

Segment EBITDA	$36.8	$32.7	$(3.0)	$66.5
Depreciation and amortization	—	(9.1)	—	(9.1)	9.1	—

Operating income	$36.8	$23.6	$(3.0)	$57.4	—	$41.1
Gain on derivative instruments	—	—	—	—	—	—
Interest income from intercompany note	—	—	8.3	8.3	—	8.3
Interest income from joint venture shareholder loans	—	—	0.5	0.5	—	0.5
Interest expense	(15.3)	(16.3)	(1.8)	(33.4)	16.3	(17.0)
Other items, net	(0.2)	—	—	(0.2)	—	(0.2)

Income before taxes	$21.3	$7.3	$4.0	$32.6	—	$32.6
Income tax expense	(0.6)	—	—	(0.6)	—	(0.6)

Net income	$20.8	$7.3	$4.0	$32.0		$32.0

Please read the accompanying summary of significant accounting policies and forecast assumptions.

Forecast Assumptions and Considerations

Basis of Presentation

The accompanying financial forecasts and related notes present our forecasted results of operations of each of us and our joint ventures for the 12-month period ending September 30, 2015, based on the assumption that:

•	we will issue to Höegh LNG common units and subordinated units, representing an aggregate % limited partner interest in us, and all of our incentive distribution rights;

•	we will issue to our general partner, a wholly owned subsidiary of Höegh LNG, a non-economic general partner interest in us;

•	we will sell common units to the public in this offering, representing a % limited partner interest in us;

•

we will apply the net proceeds of the offering as follows: (i) up to $140 million to make a loan to Höegh LNG in exchange for a note bearing interest at a rate of 5.88% per annum, (ii) $20 million for general partnership purposes and (iii) the remainder to make a cash distribution to Höegh LNG;

•	the shareholder loans made by Höegh LNG to each of our joint ventures, in part to finance the operations of such joint ventures, will be transferred to our operating company; and

•	the receivable for the $40 million promissory note due to Höegh LNG relating to the Höegh Lampung will be transferred from Höegh LNG to our operating company.

Summary of Significant Accounting Policies

Organization.    We are a Marshall Islands limited partnership formed to own, operate and acquire FSRUs, LNG carriers and other LNG infrastructure assets under long-term charters. Our general partner is Höegh LNG GP LLC.

Principles of Combination.    The financial forecast for Höegh LNG Partners LP includes the subsidiaries we will control and our interest in our joint ventures using the equity method of accounting, as well as the interest income from the advances to our joint ventures. All intercompany transactions have been eliminated in the forecast for Höegh LNG Partners LP. The financial forecast for our joint ventures includes the forecast for our two joint ventures on a combined basis. Our predecessor for accounting purposes accounts for its equity interests in the joint ventures owning two of the vessels in our initial fleet (the GDF Suez Neptune and the GDF Suez Cape Ann) as equity method investments in its combined financial statements. Rule 3-09 of Regulation S-X requires separate financial statements of 50% or less owned persons accounted for under the equity method by a registrant such as us if either the income or the investment test in Rule 1-02(w) of Regulation S-X exceeds 20%. Furthermore, Rule 3-09(c) of Regulation S-X provides for the combination of Rule 3-09 financial statements if the underlying investments are under common management. In such scenarios, the significance of investments under Rule 1-02(w) of Regulation S-X is to be measured on a combined basis.

Use of Estimates.    The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include revenue recognition, the useful lives of the vessels in our initial fleet, drydocking and the valuation of derivatives.

Reporting Currency.    Our financial forecast is stated in U.S. Dollars. The functional currency of our vessel-owning subsidiaries and our joint ventures is the U.S. Dollar. Since such joint ventures and subsidiaries operate in the international shipping market, all revenues are U.S. Dollar-denominated and the majority of the expenditures and all of the long-term debt is denominated in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. Monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated at the exchange rates in effect at the balance sheet date. Resulting gains or losses are reflected separately in the statement of operations.

Revenue Recognition.    Revenue arrangements include the right to use FSRUs for a stated period of time that meet the criteria for lease accounting, in addition to providing a time charter service element. Time charter revenues consist of charter hire payments under time charters, fees for providing time charter services, fees for reimbursement for actual vessel operating expenses and drydocking costs borne by the charterer on a pass-through basis, as well as fees for the reimbursement of certain vessel modifications or other costs borne by the charterer. The lease element of time charters that are accounted for as operating leases and any upfront payments for amounts reimbursed by the charterer are recognized on a straight-line basis over the term of the charter. The joint ventures’ time charters are accounted for as operating leases. The lease element of time charters that are accounted for as direct financing leases is recognized over the charter term using the effective interest rate method and is included in time charter revenues. Direct financing leases are reflected on the balance sheets as net investments in direct financing leases. The PGN FSRU Lampung time charter will be accounted for as a financial lease. Revenues for the lease element of time charters are not recognized for days that the FSRUs are off-hire. Fees for providing time charter services and reimbursements for actual vessel operating expenses are recognized as revenues as services are performed. Revenues for the time charter services element are not recognized for days that the FSRUs are off-hire. Upfront payments of fees for reimbursement of drydocking costs are recognized on a straight-line basis over the period to the next drydocking, which is generally five years for the GDF Suez Neptune and the GDF Suez Cape Ann.

Voyage Expenses.    Under both of our joint ventures’ time charters, the charterer typically pays the voyage expenses. Our joint ventures, as vessel owners, are responsible for any voyage expenses incurred during periods of off-hire under the time charters. However, we do not expect any voyage expenses incurred during periods of off-hire to be substantial and therefore, our forecast assumes that we will not incur any voyage expenses during the forecast period.

Vessel Operating Expenses.    Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oil, communication expenses and management fees. Vessel operating expenses are paid by the vessel owner under time charters, spot contracts and during off-hire and are recognized when incurred.

Cash and Cash Equivalents.    We consider all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents.

Vessels.    Vessels are stated at the historical acquisition or construction cost, including capitalized interest, supervision, technical cost, net of accumulated depreciation and impairment loss, if any. Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 35 years for the FSRUs. Modifications to the vessels, including the addition of new equipment, which improves or increases the operational efficiency, functionality or safety of the vessels, are capitalized. These expenditures are amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs and maintenance are expensed as incurred.

For each of the GDF Suez Neptune and the GDF Suez Cape Ann, a renewal survey is conducted every five to seven years and an intermediate survey is conducted every two to three years after a renewal survey. Until these vessels are 15 years old, they only are drydocked at each renewal survey, with the intermediate surveys occurring while she is afloat, using an approved diving company in the presence of a surveyor from the classification society. After these vessels are 15 years old, they are drydocked both at each renewal survey and each intermediate survey, resulting in drydocking approximately every 30 months. We do not anticipate drydocking the PGN FSRU Lampung for at least 20 years as certain inspections can be done without drydocking. We capitalize the costs directly associated with the classification and regulatory requirements for inspection of the vessels, major repairs and improvements to the vessel’s operating efficiency, functionality or safety incurred during drydocking. Drydocking cost is amortized on a straight-line basis over the period until the next planned drydocking takes place. We expense costs related to routine repairs and maintenance performed during drydocking. For vessels that are newly built or acquired, an element of the cost of the vessel is allocated to a drydock component initially and amortized on a straight-line basis over the period until the next planned drydocking.

Impairment of Long-Lived Assets.    Vessels and newbuildings subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment charge is recognized to the extent that the carrying value exceeds its fair value.

Debt Issuance Costs.    Debt issuance costs, including arrangement fees and legal expenses, are deferred and presented as deferred debt issuance cost and amortized on an effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included as a component of interest expense. If a loan is repaid early, any unamortized portion of the deferred debt issuance costs is recognized as interest expense in the period in which the loan is repaid.

Derivative Instruments.    We may, from time to time, enter into interest rate swap contracts to hedge a portion of our exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. In addition, from time to time we enter into foreign currency swap contracts to reduce risk from foreign currency fluctuations. Our predecessor and joint ventures have interest rate swap contracts for the management of interest rate risk exposure. The interest rate swap contracts have the effect of converting a portion of the outstanding debt from a floating to a fixed rate over the life of the transactions. The interest rate swap contracts were designated as cash flow hedges for our predecessor, however, they were not designated as hedges for accounting purposes for our joint ventures. All derivative instruments are initially recorded at fair value as either current or long-term assets or liabilities as derivative financial instruments in the combined balance sheet and are subsequently remeasured to fair value. The changes in the fair value of the derivative financial instruments are recognized in other comprehensive income, net of related tax effects, for our predecessor and in earnings under financial income (expenses), net as gain (loss) on derivative instruments for our joint ventures. Because it is not possible to forecast gains and losses on derivative instruments, we have assumed that gains and losses on derivative instruments during the forecast period will be zero.

Income Taxes.    Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the tax and the book bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. If the more-likely-than-not recognition criterion is met, a tax position is measured based on the cumulative amount that is more-likely-than-not of being sustained upon examination by tax authorities to determine the amount of benefit to be recognized.

Net Income per Unit.    The calculation of the forecasted basic and diluted earnings for the 12-month period ending September 30, 2015 is set forth below:

(in thousands of U.S. Dollars)	Common Unitholders	Subordinated Unitholders
Partners’ interests in forecasted net income	$	$
Forecasted weighted average number of units outstanding
Forecasted net income per unit	$	$

Summary of Significant Forecast Assumptions—Höegh LNG Partners LP

Vessels.    The forecasts assume that we will retain our 50.0% interest in each of the two joint ventures that own the GDF Suez Neptune and the GDF Suez Cape Ann. In addition, the forecasts reflect or assume that the PGN FSRU Lampung will receive time charter revenue for 365 days of operation under a time charter during the forecast period. There are no scheduled drydockings for the PGN FSRU Lampung for the 12-month period ending September 30, 2015, as the vessel will not be drydocked during the term of her time charter.

We have assumed that we will not make any acquisitions during the forecast period.

Time Charter Revenues.    Our forecasted time charter revenues are based on the total number of days the PGN FSRU Lampung is expected to be on-hire during the 12-month period ending September 30, 2015. The lease element of time charters that are accounted for as direct financing leases is recognized over the charter term using the effective interest rate method and is included in time charter revenues. The PGN FSRU Lampung time charter will be accounted for as a financial lease. The interest payments relating to the financial lease are recognized in time charter revenues on the income statement and principal payment relating to the financial lease are reflected in the cash flow statement as investing activities. Fees for providing time charter services and reimbursements for actual vessel operating expenses are recognized as revenues as services are performed. We have built into our forecast no off-hire for the PGN FSRU Lampung. The amount of actual off-hire time depends upon, among other things, the time the PGN FSRU Lampung spends in delays due to accidents, crewing strikes, certain vessel detentions or similar problems and drydocking for repairs, as well as failure to maintain the vessel in compliance with her specifications and contractual standards or to provide the required crew.

The hire rate payable under our time charter related to the PGN FSRU Lampung is fixed and payable monthly in advance, in U.S. Dollars, and increases annually based on a fixed percentage increase or fixed schedule to enable us to offset expected increases in operating costs. For more information on the components of the hire rate payable under the PGN FSRU Lampung time charter, please read “Business—Vessel Time Charters—PGN FSRU Lampung Time Charter—Hire Rate.”

Voyage Expenses.    Under the PGN FSRU Lampung time charter, the charterer typically pays the voyage expenses. We, as vessel owner, are responsible for any voyage expenses incurred during periods of off-hire under the time charter. However, we do not expect any voyage expenses incurred during periods of potential off-hire to be substantial and therefore, our forecast assumes that we will not incur any voyage expenses during the forecast period.

Vessel Operating Expenses.    Our forecasted vessel operating expenses assume that the PGN FSRU Lampung is operational during the 12-month period ending September 30, 2015. Vessel operating expenses primarily relate to the PGN FSRU Lampung operating under her time charter. The forecast takes into account increases in crewing and other labor-related costs driven predominantly by an increase in demand for qualified and experienced officers and crew. In addition, in our calculation of forecasted vessel operating expenses, we have assumed that we will incur approximately $0.6 million of fees pursuant to the sub-technical support agreement to which it is party with Höegh LNG Management. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Ship Management Agreements.”

Depreciation and Amortization.    The PGN FSRU Lampung time charter will be accounted for as a financial lease. Accordingly, we do not expect to have any depreciation or amortization during the forecast period.

Administrative Expenses.    Forecasted administrative expenses for the 12-month period ending September 30, 2015 are based on the assumption that we will incur approximately $3.0 million in incremental expenses as a result of being a publicly traded limited partnership. These expenses will include costs associated with annual reports to unitholders, tax return preparation, investor relations, registrar and transfer agent’s fees, incremental director and officer liability insurance costs and officer and director compensation. In addition, these expenses include approximately $1.85 million of fees and expenses that we will incur pursuant to the Administrative Services Agreements. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Administrative Services Agreements.”

Interest Income.    In addition to interest income derived from payments made by our joint ventures on our shareholder loans, we expect to receive $8.3 million of interest income with respect to the $140 million note bearing interest at a rate of 5.88% per annum that Höegh LNG will issue to us concurrently with the closing of this offering.

Interest Expense.    Our financial forecast for the 12-month period ending September 30, 2015 assumes we will have an average outstanding loan balance of approximately $217.3 million with an estimated weighted average interest rate of 5.88% per annum.

Other items, net.    Other items, net includes foreign exchange gain (loss) and withholding tax on interest expense described below.

Foreign Exchange Gain (Loss).    We receive all of our revenues in U.S. Dollars. However, a portion of our expenses are denominated in other currencies. For purposes of the financial forecast, we have assumed a constant exchange rate of U.S. Dollar to other currencies for the 12-month period ending September 30, 2015.

Withholding tax.     Hoegh LNG Lampung Pte Ltd. is required to pay withholding tax on its interest expense paid out of Singapore which is not reimbursable under any time charter. The estimated withholding is $0.2 million for the twelve months ending September 30, 2015.

Derivative Financial Instruments.    We will have certain interest rate swap contracts outstanding, relating to the financing for the PGN FSRU Lampung, that will be effective during the twelve months ending September 30, 2015. For purposes of the financial forecast, we have assumed a constant interest rate during the forecast period. Accordingly, we have assumed that we will not have any gains or losses on derivative instruments recognized in other comprehensive income during the 12 months ending September 30, 2015. We have assumed that we will not enter into any additional interest rate swap or foreign currency swap transactions during the forecast period.

Taxes.    We have not forecasted Indonesian tax expense for the 12-month period ending September 30, 2015, because pursuant to the charter for the PGN FSRU Lampung, the charterer will reimburse us for applicable Indonesian taxes. Our financial forecast assumes that we will incur $0.6 million of Singapore taxes for the forecast period.

Summary of Significant Forecast Assumptions—Our Joint Ventures

Vessels.    The forecasts reflect or assume that each vessel in our joint ventures will receive time charter revenues for 365 days of operation under her respective time charter during the forecast period. Although the GDF Suez Neptune is scheduled for a drydocking in December 2014, the charterer will bear the cost of such drydocking. Therefore, we have assumed no drydocking expense and no days of off-hire associated with such drydocking during the forecast period. We have assumed that our joint ventures will not make any acquisitions during the forecast period.

Time Charter Revenues.    Forecasted time charter revenues are based on the daily hire rates multiplied by the total number of days the GDF Suez Neptune and the GDF Suez Cape Ann are expected to be on-hire during the 12-month period ending September 30, 2015. This is consistent with such vessels’ performance in 2012, in 2013 and in the first quarter of 2014 as they experienced no off-hire. We have built into our forecast no off-hire for the vessels in our joint ventures’ fleet. The amount of actual off-hire time depends upon, among other things, the time a vessel spends in drydocking for repairs, maintenance or inspection, equipment breakdowns or delays due to accidents, crewing strikes, certain vessel detentions or similar problems, as well as failure to maintain the vessel in compliance with her specifications and contractual standards or to provide the required crew.

The hire rate payable under our joint ventures’ time charters is payable monthly in advance, in U.S. Dollars, a portion of which is subject to annual adjustment for changes in labor costs and the size of the fleet under management. For more information on the components of the hire rate payable under our joint ventures’ time charters, please read “Business—Vessel Time Charters—GDF Suez Neptune Time Charter—Hire Rate.”

Voyage Expenses.    The charterer pays for bunker fuels; marine gas oil; boil-off if used or burned while steaming at a reduced rate; boil-off used to provide power for discharge and regasification; and fuel for inert gas, nitrogen and diesel generators, unless the vessel is off-hire. However, we do not expect any voyage expenses incurred by our joint ventures to be substantial.

Vessel Operating Expenses.    Under our joint ventures’ time charters, our joint ventures are responsible for providing certain items and services, which include the crew; drydocking, overhaul, maintenance and repairs; insurance; stores; necessary spare parts; water; inert gas and nitrogen; communication expenses and fees paid to the classification societies, regulatory authorities and consultants. The variable (operating cost) element of the hire rate is designed to cover these expenses. Forecasted vessel operating expenses assume that all of our joint ventures’ vessels are operational during the 12-month period ending September 30, 2015. The forecast takes into account increases in crewing and other labor-related costs driven predominantly by an increase in demand for qualified and experienced officers and crew. In addition, these expenses include approximately $1.3 million of fees pursuant to ship management agreements to which our joint ventures are party to with Höegh LNG Management. Please read “Certain Relationships and Related Party Transactions — Agreements Governing the Transactions — Ship Management Agreements.”

Depreciation and Amortization.    Forecasted depreciation and amortization includes only the GDF Suez Neptune and the GDF Suez Cape Ann. Vessels are stated at cost less accumulated depreciation. The cost of vessels less the estimated residual value is depreciated on a straight-line basis over the assets’ estimated remaining useful lives, which is estimated to be 35 years from initial delivery. The estimated economic life for newbuilding FSRUs operated worldwide has generally been estimated to be 40 years.

Administrative Expenses.    Forecasted administrative expenses for the 12-month period ending September 30, 2015 primarily consist of our joint ventures’ incurred service expenses such as accounting and audit fees. Fees and expenses for the provision of management and administrative services are incurred by our joint ventures pursuant to the Höegh UK Administrative Services Agreement, the Höegh Norway Administrative Services Agreement and the commercial and administration management agreements. We anticipate that our joint ventures will incur an aggregate of $0.6 million in fees pursuant to such agreements for the 12-month period ending September 30, 2015. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Administrative Services Agreements” and “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Joint Venture Commercial and Administration Management Agreements.”

Interest Income.    We have assumed that any cash surplus balances will not earn any interest during the forecast period.

Interest Expense.    Our financial forecasts for the 12-month period ending September 30, 2015 assume that our joint ventures will have an average loan balance of approximately $550.2 million with an estimated weighted average interest rate of 5.94% per annum, which includes both bank loan facilities and shareholder loans.

Foreign Exchange Gain (Loss).    Our joint ventures receive revenues in U.S. Dollars. However, a portion of their expenses are denominated in other currencies. For purposes of this financial forecast, we have assumed a constant exchange rate of U.S. Dollar to other currencies for the 12-month period ending September 30, 2015.

Derivative Financial Instruments.    Our joint ventures will have certain interest rate swap contracts outstanding relating to the financing of the GDF Suez Neptune and the GDF Suez Cape Ann during the twelve months ending September 30, 2015. For purposes of the forecast, we have assumed a constant interest rate during the forecast period. Accordingly, we have assumed that we will not have any gains or losses on derivative instruments during the twelve months ending September 30, 2015.

Taxes.    We have not forecasted income tax expense for the 12-month period ending September 30, 2015. Our joint ventures are not subject to taxes in the Cayman Islands, where they are organized. We generally do not incur any tax liability in jurisdictions where the joint ventures’ vessels operated. For those jurisdictions where we believe there is a risk of incurring a liability, such tax would be reimbursed by the charterer.

General

Regulatory, Industry and Economic Factors.    Our financial forecast for the 12-month period ending September 30, 2015 is based on the following assumptions related to regulatory, industry and economic factors:

•	no material nonperformance or credit-related defaults by suppliers, customers or vendors;

•	no new regulation or interpretation of existing regulations or governmental action that, in either case, would be materially adverse to our business;

•	no material accidents, environmental incidents, releases, weather-related incidents, unscheduled downtime or similar unanticipated events;

•	no major adverse change in the markets in which we operate resulting from LNG production disruptions, reduced demand for LNG or significant changes in the market price for LNG; and

•	no material changes to market, regulatory and overall economic conditions or in prevailing interest rates.

Forecasted Cash Available for Distribution

The tables below sets forth our calculation of forecasted cash available for distribution to our unitholders based on the Forecasted Results of Operations set forth above. Based on the financial forecasts and related assumptions, we forecast that our cash available for distribution generated during the 12-month period ending September 30, 2015 will be approximately $         million. This amount would be sufficient to pay 100% of the

minimum quarterly distribution of $         per unit on all of our common units and subordinated units for the four quarters ending September 30, 2015. Actual payments of distributions on the common units and the subordinated units are expected to be approximately $         million for the period between the estimated closing date of this offering (                    , 2014) and the end of the fiscal quarter in which the closing date of this offering occurs, and we anticipate our cash available for distribution generated during such period will be sufficient to pay 100% of the minimum quarterly distribution on all of our common units and subordinated units with respect to such period.

You should read “—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions” included as part of the financial forecast for a discussion of the material assumptions underlying our forecasts of segment EBITDA and adjusted EBITDA included in the tables below. Our forecasts are based on those material assumptions and reflect our judgment of conditions we expect to exist and the course of action we expect to take and we expect that our joint ventures will take. The assumptions disclosed in our financial forecasts are those that we believe are significant to generate the forecasts of segment EBITDA and adjusted EBITDA. If our estimates are not achieved, we may not be able to pay distributions on the common units at the initial distribution rate of $         per unit per quarter ($         per unit on an annualized basis). Our financial forecast and the forecast of cash available for distribution set forth below have been prepared by our management. This calculation represents available cash from operating surplus generated during the period and excludes any cash from working capital borrowings, capital expenditures and cash on hand on the closing date.

Segment EBITDA and adjusted EBITDA should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance calculated in accordance with U.S. GAAP.

When considering our forecast of cash available for distribution for the 12-month period ending September 30, 2015, you should keep in mind the risk factors and other cautionary statements under the headings “Forward-Looking Statements” and “Risk Factors” elsewhere in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our results of operations of us and of our joint ventures to vary significantly from those set forth in the financial forecast and the forecast of cash available for distribution set forth below.

HÖEGH LNG PARTNERS LP

FORECASTED CASH AVAILABLE FOR DISTRIBUTION

The following table presents our forecasted cash available for distribution to our unitholders for the 12-month period ending September 30, 2015. We account for our equity interests in our two joint ventures as equity method investments.

	Twelve Months Ending September 30, 2015
(in millions of U.S. Dollars, except per unit amounts)	Höegh LNG Partners LP(1)
	(unaudited)
Net income		$32.0
Depreciation and amortization		—
Interest income		(8.8)
Interest expense		17.0
Income tax expense		0.6
Equity in earnings of joint ventures: Depreciation and amortization		9.1
Equity in earnings of joint ventures: Interest (income), expenses, net		16.3
Other items, net		0.2

Segment EBITDA(2)		$66.5
Cash collection on direct financial lease investments		2.7

Adjusted EBITDA(2)		$69.2
Cash interest expense		(14.7)
Cash interest income from intercompany note		8.3
Other non-cash items		0.3
Other items, net		(0.2)
Income tax expense		(0.6)
Adjustments for cash flow from joint venture distributions(3):
Segment EBITDA of joint ventures		(32.7)
Interest payments on shareholder loans from joint ventures		0.5
Principal payments on shareholder loans from joint ventures		6.5
Net estimated replacement capital expenditures(4)		0.0

Cash available for distribution to our unitholders		$36.5

Expected distributions:
Distribution per unit	$
Distributions to our public common unitholders(5)	$
Distributions to Höegh LNG common units(5)
Distributions to Höegh LNG subordinated units
Total distributions(6)

	$

Excess (shortfall)
Annualized minimum quarterly distribution per unit	$
Aggregate distributions based on annualized minimum quarterly distribution	$
Percent of minimum quarterly distributions payable to common unitholders		100%
Percent of minimum quarterly distributions payable to subordinated unitholder		100%

The following table presents our joint ventures’ forecasted cash available for distribution to us for the 12-month period ending September 30, 2015, on a 100% basis.

Twelve Months Ending September 30, 2015
(in millions of U.S. Dollars)	Joint Ventures(1)
(unaudited)
Net income	$14.6
Depreciation and amortization	18.2
Interest income	—
Interest expense:
Bank facilities	29.8
Shareholder loans to us	1.4
Shareholder loans to our joint venture partner	1.4
Income taxes	—

Segment EBITDA(2)	65.4
Adjustments for cash items:
Cash interest expense:
Bank facilities	(29.5)
Shareholder loans to us	(0.5)
Shareholder loans to our joint venture partner	(0.5)
Cash interest income	—
Principal payments:
Bank facilities	(20.3)
Shareholder loans to us	(6.5)
Shareholder loans to our joint venture partner(3)	(6.5)
Adjustments for non-cash items	(1.6)

Cash available for distribution to joint venture partners(3)	—
Cash available for distribution to us	$—

(1)	The forecasts are based on the assumptions set forth in “—Forecast Assumptions and Considerations—Summary of Significant Forecast Assumptions.”
(2)	Segment EBITDA and adjusted EBITDA are non-U.S. GAAP financial measures. Segment EBITDA means earnings before interest, other financial items/other items, net, taxes and depreciation and amortization. Adjusted EBITDA means EBITDA increased by cash collection on direct financial lease investments. Segment EBITDA and adjusted EBITDA are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. Segment EBITDA and adjusted EBITDA assist our management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide segment EBITDA and adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including segment EBITDA and adjusted EBITDA as financial and operating measures benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common units. Segment EBITDA and adjusted EBITDA should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA and adjusted EBITDA exclude some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, segment EBITDA and adjusted EBITDA as presented herein may not be comparable to similarly titled measures of other companies.

(3)	Our joint ventures are structured to distribute cash to us first through the repayment of subordinated shareholder loans. After such shareholder loans are repaid in full, we expect to receive our 50% share of cash available for distribution from our joint ventures. As of March 31, 2014, the outstanding total balances due to us from the joint venture shareholder loans were $22.9 million. For the next three years, we expect to receive distributions in the form of repayment of these shareholder loans. For the twelve months ending September 30, 2015, we expect to receive $6.5 million in the form of principal repayment on these shareholder loans.
(4)	Our partnership agreement requires us to deduct estimated replacement capital expenditures from our operating surplus each quarter, as opposed to actual replacement capital expenditures, which would include any debt amortization. On a consolidated basis, we estimate that the total replacement capital expenditures for our initial fleet will be $10.2 million per year. Our joint ventures are obligated to make amortization payments on their existing secured bank facilities before making any distribution to their shareholders, including us, and our joint ventures amortize their debt over a shorter period of time than the useful life of their respective assets. This results in our estimated replacement capital expenditures for our share of the joint ventures being less than our share of the actual principal repayments, and as a result, our “net” estimated replacement capital expenditures across both segments being $0.

The following table presents net estimated replacement capital expenditures for each of our two segments for the 12-month period ending September 30, 2015.

	Höegh LNG Partners LP Twelve Months Ending September 30, 2015
(in millions of U.S. Dollars)	Majority Held FSRUs	Joint Venture FSRUs (Proportional Consolidation)	Total
Estimated replacement capital expenditures	$4.4	$5.7	$10.2
Allocated principal payment on joint venture bank facilities	—	(10.2)	(10.2)

Net estimated replacement capital expenditures	$4.4	$(4.4)	$—

(5)	Assumes the underwriters’ option to purchase additional common units is not exercised.
(6)	Represents the amount required to fund distributions to our unitholders for four quarters based upon our minimum quarterly distribution rate of $ per unit.

The following table presents the forecasted cash available for distribution to our unitholders of each of our segments for the 12-month period ending September 30, 2015.

	Höegh LNG Partners LP Twelve Months Ending September 30, 2015
(in millions of U.S. Dollars)	Majority Held FSRUs	Joint Venture FSRUs (Proportional Consolidation)	Other	Total Segment Reporting	Eliminations	Combined Carve-out Reporting
Net income	$20.8	$7.3	$4.0	$32.0	$0.0	$32.0
Depreciation and amortization	—	9.1	—	9.1	(9.1)	—
Interest income from intercompany note	—	—	(8.3)	(8.3)	—	(8.3)
Interest income from joint venture shareholder loan	—	—	(0.5)	(0.5)	—	(0.5)
Interest expense	15.3	16.3	1.8	33.4	(16.3)	17.0
Other items, net	0.2	—	—	0.2	—	0.2
Income tax expense	0.6	—	—	0.6	—	0.6
Equity in earnings of joint ventures: Depreciation and amortization	—	—	—	—	—	9.1
Equity in earnings of joint ventures: Interest (income) expense, net	—	—	—	—	—	16.3

Segment EBITDA(1)	$36.8	$32.7	$(3.0)	$66.5		$66.5

	Höegh LNG Partners LP Twelve Months Ending September 30, 2015
	Majority Held FSRUs	Joint Venture FSRUs (Proportional Consolidation)	Other	Total Segment Reporting	Eliminations	Combined Carve-out Reporting
Cash collection on direct financial lease investments	2.7	—	—	2.7	—	2.7

Adjusted EBITDA(1)	$39.5	$32.7	$(3.0)	$69.2	—	$69.2
Cash interest expenses	(12.9)	(15.2)	(1.8)	(29.9)	—	(29.9)
Cash interest income from intercompany note	—	—	8.3	8.3	—	8.3
Other items, net	(0.2)	—	—	(0.2)	—	(0.2)
Income tax expense	(0.6)	—	—	(0.6)	—	(0.6)
Other non-cash items	0.3	(0.8)	—	(0.5)	—	(0.5)
Interest payments on joint venture shareholder loans	—	—	0.5	0.5	—	0.5
Dividends from joint ventures	—	—	—	—	—	—
Estimated replacement capital expenditures	(4.4)	(5.7)	—	(10.2)	—	(10.2)

Cash available for distribution to our unitholders	$21.7	$10.9	$4.0	$36.5		$36.5

(1)	Adjusted EBITDA and segment EBITDA are non-GAAP financial measures. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Adjusted EBITDA is defined as earnings before interest, depreciation and amortization, taxes, other financial items and cash collections on direct financial lease investments. Cash collections on direct finance lease investments consist of difference between the payments under the time charter and the revenues recognized as a financial lease (representing the repayment of the principal recorded as a receivable). Segment EBITDA and adjusted EBITDA are used as supplemental financial measures by management and external users of financial statements, such as our lenders, to assess our financial and operating performance. We believe that segment EBITDA assists our management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units. Adjusted EBITDA and segment EBITDA should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA and segment EBITDA exclude some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, adjusted EBITDA and segment EBITDA as presented herein may not be comparable to similarly titled measures of other companies.

Forecast of Maintenance and Replacement Expenditures

Our partnership agreement requires our board of directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as drydocking and vessel replacement. The actual cost of replacing the vessels in our initial fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement. Our board of directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our board of directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units, which could be dilutive to our existing unitholders. Estimated maintenance capital expenditures will not include maintenance capital expenditures to the extent the charterers bear such expenses. In those cases the amounts received by us or our joint ventures from the charterers for such maintenance capital expenditures will not be included in operating surplus. Please read “Risk Factors—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain and replace the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter we will be required, pursuant to our partnership agreement, to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted.”

Maintenance Capital Expenditures.    GDF Suez reimburses us for anticipated maintenance capital expenditures incurred by our joint ventures, pursuant to the terms of the time charters. The PGN FSRU Lampung is not anticipated to be drydocked until after the initial term of the charter. If the charterer exercises its option to extend the charter period, and drydocking is required, the charterer will reimburse us for the costs of such drydocking.

Replacement Capital Expenditures.    Our initial annual estimated replacement capital expenditures for purposes of calculating operating surplus will be approximately $10.2 million per year, including financing costs, for replacing our vessels at the end of their useful lives. The $10.2 million for future replacement of the vessels in our fleet is based on assumptions regarding the remaining useful lives of the vessels in our fleet, a long-term net investment rate equivalent to our expected long-term borrowing costs, vessel replacement costs based on current market conditions, inflation and residual value of the vessels at the end of their useful lives based on current steel prices. Net estimated replacement capital expenditures will be $0, representing the amounts by which the estimated replacement capital expenditures of the PGN FSRU Lampung and our joint ventures exceed (or are less than) the amount of our share of the actual principal repayment on secured debt financing at our joint ventures on indebtedness incurred to finance the purchase or construction of the underlying vessels. Our joint ventures are obligated to make these principal repayments before they make distributions to their shareholders, and this debt is being amortized over a shorter period of time than the useful lives of their respective assets. Therefore our allocated portion of the principal payment on our joint venture bank facilities is higher than our estimated replacement capital expenditures for the joint ventures.

Forecast of Compliance with Debt Covenants

Our ability to make cash distributions to our unitholders could be affected if we or our joint ventures do not remain in compliance with the covenants of our respective financing agreements. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Borrowing Activities.” We have assumed we will be in compliance with all of these covenants.

HOW WE MAKE CASH DISTRIBUTIONS

Distributions of Available Cash

General

Within 45 days after the end of each quarter, beginning with the quarter ending                     , 2014, we will distribute all of our available cash (defined below) to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of this offering through                     , 2014, based on the actual length of the period.

In determining “available cash” and “operating surplus,” we will proportionately consolidate our less than wholly owned subsidiaries, which for this purpose includes joint ventures, provided that such entities were formed for the purpose of owning and operating specified assets, and with respect to which we have at the time of determination at least a 20% beneficial interest and are either consolidated by us for accounting purposes or accounted for by us on the equity method. Available cash and operating surplus shall not include cash on hand of our joint ventures at the time of our initial public offering.

Definition of Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of our subsidiaries):

•	less, the amount of cash reserves (including our proportionate share of cash reserves of our subsidiaries) established by our board of directors and our subsidiaries to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any of our debt instruments or other agreements; and/or

•	provide funds for distributions to our unitholders for any one or more of the next four quarters;

•

plus, all cash on hand (including our proportionate share of cash on hand of our subsidiaries) on the date of determination of available cash for the quarter resulting from (i) working capital borrowings made after the end of the quarter and (ii) cash distributions received after the end of the quarter from any equity interest in any person (other than a subsidiary of us), which distributions are paid by such person in respect of operations conducted by such person during such quarter. Working capital borrowings are generally borrowings that are made under a working capital facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

Intent to Distribute the Minimum Quarterly Distribution

We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $         per unit, or $         per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter on all units outstanding immediately after this offering is approximately $         million.

There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing agreements.

Furthermore, our financing arrangements require our subsidiaries and joint ventures to hold cash reserves that are, in certain cases, held for specifically designated uses, including working capital, operations and maintenance and debt service reserves, and are generally subject to “waterfall” provisions that allocate project revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) and the remaining cash is distributable to us only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical and projected debt service coverage ratio. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources” for a discussion of the restrictions contained in our financing agreements that may restrict our ability to make cash distributions to our unitholders.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus

Operating surplus for any period generally means:

•	$ million; plus

•

all of our cash receipts (including our proportionate share of cash receipts of our subsidiaries) after the closing of this offering (provided that cash receipts from the termination of an interest rate, currency or commodity hedge contract prior to its specified termination date will be included in operating surplus in equal quarterly installments over the remaining scheduled life of such hedge contract), excluding cash from (i) borrowings, other than working capital borrowings, (ii) sales of equity and debt securities, (iii) sales or other dispositions of assets outside the ordinary course of business, (iv) capital contributions or (v) corporate reorganizations or restructurings; plus

•

working capital borrowings (including our proportionate share of working capital borrowings for our subsidiaries) made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•

interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such interest and cash distributions paid by our subsidiaries), in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset (such as an FSRU or LNG carrier) in respect of the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•

interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such interest and cash distributions paid by our subsidiaries), in each case, to pay the construction period interest on debt incurred (including periodic net payments under related interest rate swap contracts), or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet point; less

•

all of our “operating expenditures” (which includes estimated maintenance and replacement capital expenditures and is further described below) of us and our subsidiaries (including our proportionate share of operating expenditures by our subsidiaries) immediately after the closing of this offering; less

•	the amount of cash reserves (including our proportionate share of cash reserves for our subsidiaries) established by our board of directors to provide funds for future operating expenditures; less

•	any cash loss realized on dispositions of assets acquired using investment capital expenditures; less

•	all working capital borrowings (including our proportionate share of working capital borrowings by our subsidiaries) not repaid within 12-month period after having been incurred.

If a working capital borrowing, which increases operating surplus, is not repaid during the 12-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

As described above, operating surplus includes a provision that will enable us, if we choose, to distribute as operating surplus up to $         million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus would be to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may also distribute as operating surplus up to the amount of any such cash distributions or interest payments we receive from non-operating sources.

Operating expenditures generally means all of our cash expenditures, including but not limited to taxes, employee and director compensation, reimbursement of expenses to our general partner, repayment of working capital borrowings, debt service payments and payments made under any interest rate, currency or commodity hedge contracts (provided that payments made in connection with the termination of any hedge contract prior to the expiration of its specified termination date be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract), provided that operating expenditures will not include:

•	deemed repayments of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and payment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures, investment capital expenditures or actual maintenance and replacement capital expenditures (which are discussed in further detail under “—Capital Expenditures” below);

•	payment of transaction expenses (including taxes) relating to interim capital transactions; or

•	distributions to partners.

Capital Expenditures

For purposes of determining operating surplus, maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, our capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by our capital assets. In our partnership agreement, we refer to these maintenance and replacement capital expenditures as “maintenance capital expenditures.” To the extent, however, that capital expenditures associated with acquiring a new vessel or other LNG infrastructure asset or improving an existing asset increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance and replacement capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of equity securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes.

Examples of maintenance and replacement capital expenditures include capital expenditures associated with drydocking, modifying an existing vessel or acquiring a new vessel to the extent such expenditures are incurred to maintain the operating capacity of or the revenue generated by our fleet. Maintenance and replacement capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights) to finance the construction of a replacement vessel and paid in respect of the construction period, which we define as the period beginning on the date that we enter into a binding construction contract and ending on the earlier of the date that the replacement vessel commences commercial service or the date that the replacement vessel is abandoned or disposed of. Debt incurred to pay or equity issued to fund construction period interest payments, and distributions on such equity (including the amount of any incremental distributions made to the holders of our incentive distribution rights), will also be considered maintenance and replacement capital expenditures.

Because our maintenance and replacement capital expenditures can be very large and vary significantly in timing, the amount of our actual maintenance and replacement capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus and available cash for distribution to our unitholders than if we subtracted actual maintenance and replacement capital expenditures from operating surplus each quarter. Accordingly, to eliminate the effect on operating surplus of these fluctuations, our partnership agreement will require that an amount equal to an estimate of the average quarterly maintenance and replacement capital expenditures necessary to maintain the operating capacity of or the revenue generated by our capital assets over the long term be subtracted from operating surplus each quarter, as opposed to the actual amounts spent. In our partnership agreement, we refer to these estimated maintenance and replacement capital expenditures to be subtracted from operating surplus as “estimated maintenance capital expenditures.” The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year, provided that any change must be approved by our conflicts committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance and replacement capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will affect our fleet. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance and replacement capital expenditures, please read “Our Cash Distribution Policy and Restrictions on Distributions.”

The use of estimated maintenance and replacement capital expenditures in calculating operating surplus will have the following effects:

•

it will reduce the risk that actual maintenance and replacement capital expenditures in any one quarter will be large enough to make operating surplus less than the minimum quarterly distribution to be paid on all the units for that quarter and subsequent quarters;

•	it may reduce the need for us to borrow to pay distributions;

•	it will be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions to Höegh LNG; and

•

it will reduce the likelihood that a large maintenance and replacement capital expenditure in a period will prevent Höegh LNG from being able to convert some or all of its subordinated units into common units since the effect of an estimate is to spread the expected expense over several periods, mitigating the effect of the actual payment of the expenditure on any single period.

Definition of Capital Surplus

Capital surplus generally will be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•

sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $         million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

General

During the subordination period, which we define below, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $         per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units.

Definition of Subordination Period

The subordination period will extend until the second business day following the distribution of available cash from operating surplus in respect of any quarter, ending on or after June 30, 2019, that each of the following tests are met:

•

distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted weighted average basis during those periods; and

•	there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units.

If the unitholders remove our general partner without cause, the subordination period may end before June 30, 2019.

For purposes of determining whether the tests in the bullet points above have been met, the three consecutive, non-overlapping four-quarter periods for which the determination is being made may include one or more quarters with respect to which arrearages in the payment of the minimum quarterly distribution on the common units have accrued, provided that all such arrearages have been repaid prior to the end of each such four-quarter period.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and the common units will no longer be entitled to arrearages.

Definition of Adjusted Operating Surplus

Adjusted operating surplus for any period generally means:

•

operating surplus generated with respect to that period (excluding any amounts attributable to the item in the first bullet point under “—Operating Surplus and Capital Surplus—Definition of Operating Surplus” above); less

•	the amount of any net increase in working capital borrowings (including our proportionate share of any changes in working capital borrowings of our subsidiaries) with respect to that period; less

•

the amount of any net reduction in cash reserves for operating expenditures (including our proportionate share of cash reserves of our subsidiaries) over that period not relating to an operating expenditure made during that period; plus

•	the amount of any net decrease in working capital borrowings (including our proportionate share of any changes in working capital borrowings of our subsidiaries) with respect to that period; plus

•

the amount of any net increase in cash reserves for operating expenditures (including our proportionate share of cash reserves of our subsidiaries) over that period required by any debt instrument for the repayment of principal, interest or premium; plus

•

the amount of any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods.

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Effect of Removal of Our General Partner on the Subordination Period

If the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

•

the subordination period will end and each subordinated unit will immediately convert into one common unit and will then participate pro rata with the other common units in distributions of available cash;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	the incentive distribution rights (initially owned by Höegh LNG) will be converted into cash or common units.

Distributions of Available Cash From Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 100.0% to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•

second, 100.0% to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 100.0% to the subordinated unitholders, pro rata, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

The preceding paragraph is based on the assumption that we do not issue additional classes of equity securities.

Distributions of Available Cash From Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 100.0% to all unitholders, pro rata, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

The preceding paragraph is based on the assumption that we do not issue additional classes of equity securities.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity securities in us and will be entitled to receive distributions on any such interests.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Höegh LNG will hold the incentive distribution rights following completion of this offering. The incentive distribution rights may be transferred separately from any other interest, subject to restrictions in our partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of a merger or consolidation with or into, or sale of substantially all of the assets to, such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to June 30, 2019. Please read “Our Partnership Agreement—Transfer of Incentive Distribution Rights.” Any transfer by Höegh LNG of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders in the following manner:

•	first, 100.0% to all unitholders, pro rata, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•

second, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $         per unit for that quarter (the “second target distribution”);

•

third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $         per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that we do not issue additional classes of equity securities.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Unitholders	Holders of IDRs
Minimum Quarterly Distribution	$	100.0%	0%
First Target Distribution	up to $ above $	100.0%	0%
Second Target Distribution	up to $ above $	85.0%	15.0%
Third Target Distribution	up to $	75.0%	25.0%
Thereafter	above $	50.0%	50.0%

Höegh LNG’s Right to Reset Incentive Distribution Levels

Höegh LNG, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right of the holders of our incentive distribution rights to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to Höegh LNG would be set. Höegh LNG’s right to reset the minimum quarterly distribution amount and the cash target distribution levels upon which the incentive distributions payable to Höegh LNG are based may be exercised, without approval of our unitholders or the conflicts committee of our board of directors, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. If at the time of any election to reset the minimum quarterly distribution amount and the cash target distribution levels Höegh LNG and its affiliates are not the holders of a majority of the incentive distribution rights, then any such election to reset shall be subject to the prior written concurrence of our board of directors that the conditions described in the immediately preceding sentence have been satisfied. The reset minimum quarterly distribution amount and cash target distribution levels will be higher than the minimum quarterly distribution amount and the cash target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset cash target distribution levels until cash distribution per unit following this event increase as described below. We anticipate that Höegh LNG would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distribution per common unit, taking into account the existing levels of incentive distribution payments being made to Höegh LNG.

In connection with the resetting of the minimum quarterly distribution amount and the cash target distribution levels and the corresponding relinquishment by Höegh LNG of incentive distribution payments based on the cash target distribution levels prior to the reset, Höegh LNG will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by Höegh LNG for the two quarters prior to the reset event as compared to the average cash distribution per common unit during this period.

The number of common units that Höegh LNG would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the cash target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by Höegh LNG in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. The issuance of the additional common units will be conditioned upon approval of the listing or admission for trading of such common units by the national securities exchange on which the common units are then listed or admitted for trading.

Following a reset election, the minimum quarterly distribution amount will be reset to the reset minimum quarterly distribution amount and the cash target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 100.0% to all unitholders, pro rata, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution amount for that quarter;

•

second, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution amount for that quarter;

•

third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution amount for that quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to the holders of the incentive distribution rights, pro rata.

The following table illustrates the percentage allocation of available cash from operating surplus between the unitholders and the holders of the incentive distribution rights at various levels of cash distribution levels pursuant to the cash distribution provision of our partnership agreement in effect at the closing of this offering as well as following a hypothetical reset of the minimum quarterly distribution and cash target distribution levels based on the assumption that the average quarterly cash distribution per common unit during the two fiscal quarters immediately preceding the reset election was $        .

	Quarterly Distribution per Unit Prior to Reset	Marginal Percentage Interest in Distribution		Quarterly Distribution per Unit following Hypothetical Reset
		Unitholders	Holders of IDRs
Minimum Quarterly Distribution	$	100.0%	0%	$
First Target Distribution	up to $ above $	100.0%	0%	up to $ above $	(1)
Second Target Distribution	up to $ above $	85.0%	15.0%	up to $ above $	(2)
Third Target Distribution	up to $	75.0%	25.0%	up to $	(3)
Thereafter	above $	50.0%	50.0%	above $

(1)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution amount.
(2)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution amount.
(3)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution amount.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the holders of the incentive distribution rights based on an average of the amounts distributed per quarter for the two quarters immediately prior to the reset. The table assumes that there are common units outstanding and that the average distribution to each common unit is $         for the two quarters prior to the reset. The assumed number of outstanding units assumes the conversion of all subordinated units into common units and no additional unit issuances.

	Quarterly Distribution per Unit Prior to Reset	Common Unitholders Cash Distributions Prior to Reset	Additional Common Units	IDR Holders Cash Distributions Prior to Reset		Total Distributions
				IDRs	Total
Minimum Quarterly Distribution	$	$		$	$	$
First Target Distribution	$
Second Target Distribution	$
Third Target Distribution	$
Thereafter	$

		$		$	$	$

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders, the general partner and the holders of the incentive distribution rights with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there are              common units outstanding and that the average distribution to each common unit is $        . The number of additional common units was calculated by dividing (x) $         as the average of the amounts received by Höegh LNG in respect of its incentive distribution rights for the two quarters prior to the reset as shown in the table above by (y) the $             of available cash from operating surplus distributed to each common unit as the average distributed per common unit for the two quarters prior to the reset.

	Quarterly Distribution per Unit After Reset	Common Unitholders Cash Distributions After Reset	Additional Common Units	IDR Holders Cash Distributions After Reset		Total Distributions
				IDRs	Total
Minimum Quarterly Distribution	$	$		$	$	$
First Target Distribution	$
Second Target Distribution	$
Third Target Distribution	$
Thereafter	$

		$		$	$	$

Assuming that it continues to hold a majority of our incentive distribution rights, Höegh LNG will be entitled to cause the minimum quarterly distribution amount and the cash target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when the holders of the incentive distribution rights have received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that the holders of incentive distribution rights are entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 100.0% to all unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

•

second, 100.0% to the common unitholders, pro rata, until we distribute for each common unit an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding paragraph is based on the assumption that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the consideration for the issuance of the units, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the cash target distribution levels will be reduced in the same proportion as the distribution had to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for Höegh LNG to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we reduce the minimum quarterly distribution and the cash target distribution levels to zero, we will then make all future distributions 50.0% to the holders of units and 50.0% to the holders of the incentive distribution rights (initially, Höegh LNG).

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and cash target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the cash target distribution levels; and

•	the initial unit price.

For example, if a two-for-one split of the common and subordinated units should occur, the minimum quarterly distribution, the cash target distribution levels and the initial unit price would each be reduced to 50.0% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine our subordinated units or subdivide our subordinated units, using the same ratio applied to the common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

Distributions of Cash upon Liquidation

If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will apply the proceeds of liquidation in the manner set forth below.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the average closing price for our common units for the preceding 20 trading days (or the current market price) is greater than the sum of:

•	any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; plus

•	the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

then the proceeds of the liquidation will be applied as follows:

•	first, 100.0% to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to the current market price of our common units;

•	second, 100.0% to the subordinated unitholders, pro rata, until we distribute for each subordinated unit an amount equal to the current market price of our common units; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to holders of incentive distribution rights.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the current market price of our common units is equal to or less than the sum of:

•	any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; plus

•	the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

then the proceeds of the liquidation will be applied as follows:

•

first, 100.0% to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

•

second, 100.0% to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•

third, 100.0% to the subordinated unitholders, pro rata, until we distribute for each outstanding subordinated unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to holders of incentive distribution rights.

The immediately preceding paragraph is based on the assumption that we do not issue additional classes of equity securities.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

The following table presents selected historical financial and operating data of (i) Höegh Lampung, (ii) PT Hoegh (the owner of the PGN FSRU Lampung and the Mooring), (iii) interests in SRV Joint Gas Ltd. (the joint venture owning the GDF Suez Neptune) and (iv) interests in SRV Joint Gas Two Ltd. (the joint venture owning the GDF Suez Cape Ann). The transfer of the entities and the joint venture interests will be recorded at Höegh LNG’s consolidated book values. Höegh Lampung and PT Hoegh and our 50% interests in SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. are, collectively, referred to herein as our predecessor. Two of the vessels in our initial fleet (the GDF Suez Neptune and the GDF Suez Cape Ann) are owned by our joint ventures, each of which is owned 50% by us. Under applicable accounting rules, we do not consolidate the financial results of these two joint ventures into our predecessor’s financial results. Our predecessor accounts for its 50% equity interests in these two joint ventures as equity method investments in its combined carve-out financial statements. We derive cash flows from the operations of these two joint ventures from principal and interest payments on our shareholder loans to our joint ventures.

We have two segments, which are the “Majority Held FSRUs” and the “Joint Venture FSRUs.” As of March 31, 2014 and December 31, 2013 and 2012, Majority Held FSRUs included the PGN FSRU Lampung and construction contract revenue and expenses of the Mooring under construction. The Mooring will be sold to the charterer of the PGN FSRU Lampung. As of March 31, 2014 and December 31, 2013 and 2012, Joint Venture FSRUs included two 50%-owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann. We measure our segment profit based on segment EBITDA. Segment EBITDA is reconciled to operating income and net income for each segment in the segment table below. The accounting policies applied to the segments are the same as those applied in the historical combined carve-out financial statements, except that Joint Venture FSRUs are presented under the proportional consolidation method for the segment reporting and under the equity method in our predecessor’s historical combined carve-out financial statements. Under the proportional consolidation method, 50% of the Joint Venture FSRUs’ revenues, expenses and assets are reflected in the segment reporting. Management monitors the results of operations of our joint ventures under the proportional consolidation method and not the equity method.

You should read the following selected financial and operating data in conjunction with “Presentation of Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” as well as the historical combined carve-out financial statements of our predecessor, the historical combined financial statements of the two joint ventures that own the GDF Suez Neptune and the GDF Suez Cape Ann and the related notes thereto included elsewhere in this prospectus. The financial information included in this prospectus may not be indicative of our future results of operations, financial condition and cash flows.

Set forth below is selected historical financial data of our predecessor and selected historical financial data for our Joint Venture FSRUs segment as of March 31, 2014 and for the three months ended March 31, 2014 and 2013 and as of and for the years ended December 31, 2013 and 2012. The selected historical financial data as of and for the years ended December 31, 2013 and 2012 have been derived from the audited historical combined carve-out financial statements of our predecessor prepared in accordance with U.S. GAAP included elsewhere in this prospectus. The selected historical financial data as of March 31, 2014 and for the three months ended March 31, 2014 and 2013 have been derived from the unaudited historical condensed interim combined carve-out financial statements of our predecessor prepared in accordance with U.S. GAAP included elsewhere in this prospectus.

Our predecessor’s consolidated results of operations for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013 and December 31, 2012 reflect investments made in the PGN FSRU Lampung during the period of her construction, including the construction of the Mooring on behalf of PGN. However, such results do not reflect the operations of the PGN FSRU Lampung, as her time charter is expected to start in July 2014.

	Predecessor Historical
	Year Ended December 31,		Three Months Ended March 31,
(in thousands of U.S. Dollars, except fleet data)	2012	2013	2013	2014
Statement of Income Data:
Construction contract revenue	$5,512	$50,362	$8,638	$29,127
Other revenue	—	511	—	—

Total revenues	5,512	50,873	8,638	29,127

Construction contract expenses	(5,512)	(43,272)	(8,638)	(24,661)
Administrative expenses	(3,185)	(8,043)	(1,325)	(4,148)
Depreciation and amortization	—	(8)	—	(8)

Total operating expenses	(8,697)	(51,323)	(9,963)	(28,817)

Equity in earnings of joint ventures	5,007	40,228	8,916	(1,671)

Operating income	1,822	39,778	7,591	(1,361)

Interest income	2,481	2,122	554	466
Interest expense	(114)	(352)	(12)	(81)
Other items, net	(1)	(1,021)	—	(380)

Income before tax	4,188	40,527	8,133	(1,356)

Income tax expense	—	—	—	(408)

Net income	$4,188	$40,527	$8,133	$(1,764)

Balance Sheet Data (at end of period):
Assets:
Cash and cash equivalents	$100	$108		$4,957
Restricted cash	10,700	10,700		—
Newbuilding	86,067	122,517		126,165
Advance to joint ventures	28,671	24,510		22,944
Total assets	135,125	226,730		261,855
Liabilities and Equity:
Accumulated losses of joint ventures	94,528	54,300		55,971
Amount, loans and promissory notes due to owners and affiliates	91,585	208,637		52,578
Owner’s equity	(53,229)	(48,035)		39,333
Total liabilities and equity	135,125	226,730		261,855

Cash Flow Data:
Net cash used by operating activities	$(7,635)	$(42,083)	$(4,547)	$(18,696)
Net cash used in investing activities	(61,709)	(30,726)	(25,952)	10,279
Net cash provided by financing activities	69,444	72,817	30,499	13,266

Fleet Data:
Number of vessels(1)	2	2	2	2
Average age (in years)	2.9	3.9	3.1	4.1
Average charter length remaining excluding options (in years)	17.1	16.1	16.9	15.9
Average charter length remaining including options (in years)	27.1	26.1	26.9	25.9
Average off-hire days per vessel	0	0	0	0

Other Financial Data:
Segment EBITDA(2)	$29,239	$31,905	$6,668	$8,422
Capital expenditures:
Expenditures for vessels and equipment	58,138	36,450		3,648

	Predecessor Historical
	Year Ended December 31,		Three Months Ended March 31,
(in thousands of U.S. Dollars)	2012	2013	2013	2014

Selected Segment Data:
Joint Venture FSRUs (proportional consolidation)(3)

Segment Statement of Income Data:
Time charter revenues	$41,076	$41,110	$10,004	$10,249
Segment EBITDA(2)	32,424	32,347	7,993	8,104
Operating income	23,364	23,294	5,733	5,819

Segment Balance Sheet Data (at end of period):
Vessels, net of accumulated depreciation	$294,993	$286,460		$284,762
Total assets	315,566	307,335		305,013

Segment Capital Expenditures:
Expenditures for vessels and equipment	$1,435	$522		$587
Expenditures for drydocking	722	—		—

(1)	Includes vessels in our joint ventures but does not include the PGN FSRU Lampung, which will begin operations in July 2014.
(2)	Please read “Non-GAAP Financial Measures” below.
(3)	Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Results of Operations—Predecessor—Year Ended December 31, 2012 Compared with the Year Ended December 31, 2013—Segments” and “Predecessor—Three Months Ended March 31, 2013 Compared with the Three Months Ended March 31, 2014—Segments” for information on the basis of presentation of the Joint Venture FSRUs segment.

Non-GAAP Financial Measures

Segment EBITDA and Adjusted EBITDA.    EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Adjusted EBITDA is defined as earnings before interest, depreciation and amortization, taxes, other financial items and cash collections on direct financial lease investments. Cash collections on direct finance lease investments consist of the difference between the payments under the time charter and the revenues recognized as a financial lease (representing the repayment of the principal recorded as a receivable). Segment EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and external users of financial statements, such as our lenders, to assess our financial and operating performance. We believe that Segment EBITDA assists our management and investors by increasing the comparability of our performance from period to period and against the performance of other companies in our industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units. We believe Adjusted EBITDA benefits investors in comparing our results to other investment alternatives that account for time charters as operating leases rather than financial leases.

Segment EBITDA and Adjusted EBITDA should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA and Adjusted EBITDA for each of the segments and our predecessor as a whole (combined carve-out reporting) to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

	Predecessor Historical
	Year ended December 31, 2013
	Majority Held FSRUs	Joint Venture FSRUs (Proportional Consolidation)	Other	Total Segment Reporting	Combined Carve-out Reporting
(in thousands of U.S. Dollars)
Reconciliation to net income (loss)
Net income (loss)	$1,730	$40,228	$(1,431)	$40,527	$40,527
Interest income	—	—	(2,122)	(2,122)	(2,122)
Interest expense	352	18,085		18,437	352
Depreciation and amortization	8	9,053		9,061	8
Income tax (benefit) expense	—	—	—	—	—
Equity in earnings of joint ventures: Interest (income) expense, net	—	—	—	—	18,085
Equity in earnings of joint ventures: Depreciation and amortization	—	—	—	—	9,053
Other financial items(1)	1,021	(35,019)	—	(33,998)	1,021
Equity in earnings of joint ventures: Other financial items(1)	—	—	—	—	(35,019)

Segment EBITDA	$3,111	$32,347	$(3,553)	$31,905	$31,905

	Predecessor Historical
	Year ended December 31, 2012
	Majority Held FSRUs	Joint Venture FSRUs (Proportional Consolidation)	Other	Total Segment Reporting	Combined Carve-out Reporting
(in thousands of U.S. Dollars)
Reconciliation to net income (loss)
Net income (loss)	$(2,487)	$5,007	$1,668	$4,188	$4,188
Interest income	—	(1)	(2,481)	(2,482)	(2,481)
Interest expense	114	19,033	—	19,147	114
Depreciation and amortization		9,060		9,060	—
Income tax (benefit) expense	—	—	—	—	—
Equity in earnings of joint ventures: Interest (income) expense, net	—	—	—	—	19,033
Equity in earnings of joint ventures: Depreciation and amortization	—	—	—	—	9,060
Other financial items(1)	1	(675)	—	(674)	1
Equity in earnings of joint ventures: Other financial items(1)	—	—	—	—	(675)

Segment EBITDA	$(2,372)	$32,424	$(813)	$29,239	$29,239

	Predecessor Historical
	Three months ended March 31, 2014
	Majority Held FSRUs	Joint Venture FSRUs (Proportional Consolidation)	Other	Total Segment Reporting	Combined Carve-out Reporting
(in thousands of U.S. Dollars)
Reconciliation to net income (loss)
Net income (loss)	$2,258	$(1,671)	$(2,351)	$(1,764)	$(1,764)
Interest income	—	—	(466)	(466)	(466)
Interest expense	81	4,319	—	4,400	81
Depreciation and amortization	8	2,285	—	2,293	8
Income tax (benefit) expense	408	—	—	408	408
Equity in earnings of joint ventures: Interest (income) expense, net	—	—	—	—	4,319
Equity in earnings of joint ventures: Depreciation and amortization	—	—	—	—	2,285
Other financial items(1)	380	3,171	—	3,551	380
Equity in earnings of joint ventures: Other financial items(1)	—	—	—	—	3,171

Segment EBITDA	$3,135	$8,104	$(2,817)	$8,422	$8,422

	Predecessor Historical
	Three months ended March 31, 2013
	Majority Held FSRUs	Joint Venture FSRUs (Proportional Consolidation)	Other	Total Segment Reporting	Combined Carve-out Reporting
(in thousands of U.S. Dollars)
Reconciliation to net income (loss)
Net income (loss)	$(962)	$8,916	$179	$8,133	$8,133
Interest income	—	—	(554)	(554)	(554)
Interest expense	12	4,542	—	4,554	12
Depreciation and amortization	—	2,260	—	2,260	—
Income tax (benefit) expense	—	—	—	—	—
Equity in earnings of joint ventures: Interest (income) expense, net	—	—	—	—	4,542
Equity in earnings of joint ventures: Depreciation and amortization	—	—	—	—	2,260
Other financial items(1)	—	(7,725)	—	(7,725)	—
Equity in earnings of joint ventures: Other financial items(1)	—	—	—	—	(7,725)

Segment EBITDA	$(950)	$7,993	$(375)	$6,668	$6,668

(1)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the historical combined carve-out financial statements and related notes of Höegh LNG Partners LP Predecessor and the combined financial statements and related notes of our joint ventures owning the GDF Suez Neptune and the GDF Suez Cape Ann, each included elsewhere in this prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information.

Our predecessor’s combined carve-out financial statements include the historical financial data of (1) Höegh Lampung, (2) PT Hoegh (the owner of the PGN FSRU Lampung and the Mooring), (3) SRV Joint Gas Ltd. (the joint venture owning the GDF Suez Neptune) and (4) SRV Joint Gas Two Ltd. (the joint venture owning the GDF Suez Cape Ann). The transfer of the interests will be recorded at Höegh LNG’s consolidated book values. Our predecessor accounts for its equity interests in our joint ventures owning the GDF Suez Neptune and the GDF Suez Cape Ann as equity method investments in its historical combined carve-out financial statements. Rule 3-09 of Regulation S-X requires separate financial statements of 50% or less owned persons accounted for under the equity method by a registrant such as us if either the income or the investment test in Rule 1-02(w) of Regulation S-X exceeds 20%. Furthermore, Rule 3-09(c) of Regulation S-X provides for the combination of Rule 3-09 financial statements if the underlying investments are under common management. In such scenarios, the significance of investments under Rule 1-02(w) of Regulation S-X is to be measured on a combined basis. We have determined that common management exists among our joint ventures owning the GDF Suez Neptune and the GDF Suez Cape Ann, which exceed the 20% significance tests of Rule 3-09. Accordingly, we present financial information that has been derived from the audited combined financial statements as of and for the years ended December 31, 2013 and 2012 for our joint ventures owning the GDF Suez Neptune and the GDF Suez Cape Ann, along with the historical combined carve-out financial statements of our predecessor. Such financial statements, including related notes thereto, have been prepared in accordance with U.S. GAAP and are presented in U.S. Dollars.

Some of the information contained in this discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in those forward-looking statements. Please read “Forward-Looking Statements” for more information. You should also review the “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by those forward-looking statements.

The following discussion assumes that our business was operated as a separate entity prior to its inception. The historical combined carve-out financial statements have been carved out of the consolidated financial statements of Höegh LNG, which owned our interests in Höegh Lampung, PT Hoegh (the owner of the PGN FSRU Lampung and the Mooring) and our joint ventures during the periods presented. Höegh LNG’s assets, liabilities, revenues and expenses that do not relate to Höegh Lampung and PT Hoegh, our joint venture interests and other assets and liabilities acquired or to be acquired by us are not included in our predecessor’s financial statements. Our financial position, results of operations and cash flows reflected in the historical combined carve-out financial statements include all expenses allocable to our business, but may not be indicative of those that would have been achieved had we operated as a separate public entity for all periods presented or of future results. The following financial information has been derived from the historical combined carve-out financial statements and accounting records of our predecessor and our joint ventures and reflects significant assumptions and allocations.

Overview

We are a growth-oriented limited partnership formed by Höegh LNG, a leading floating LNG service provider, to own, operate and acquire FSRUs, LNG carriers and other LNG infrastructure assets under long-term charters, which we define as charters of five or more years. At the closing of this offering, interests in our initial fleet of FSRUs will be contributed to us by Höegh LNG. Upon completion of this offering, Höegh LNG will own our general partner, all of our incentive distribution rights and a     % limited partner interest in us.

We intend to grow our business in the FSRU, LNG carrier and LNG infrastructure market through acquisitions from Höegh LNG and third parties. We also believe we can grow organically by continuing to provide reliable service to our customers and leveraging Höegh LNG’s relationships, expertise and reputation.

Our Fleet

Upon the closing of this offering, our initial fleet will consist of interests in the following vessels:

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a 50% interest in the GDF Suez Neptune, an FSRU built in 2009 that is currently operating under a time charter with GDF Suez, a subsidiary of GDF Suez S.A., a French publicly listed, government-backed, electric utility company, and the leading LNG importer in Europe in 2012, that expires in 2029, with an option to extend for up to two additional periods of five years each;

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a 50% interest in the GDF Suez Cape Ann, an FSRU built in 2010 that is currently operating under a time charter with GDF Suez that expires in 2030, with an option to extend for up to two additional periods of five years each; and

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a 100% economic interest in the PGN FSRU Lampung, an FSRU built in 2014 that is expected to commence operations in July 2014 under a time charter with PGN, a subsidiary of an Indonesian publicly listed, government-controlled, gas and energy company that constructs gas pipelines and infrastructure and distributes and transmits natural gas to industrial, commercial and household users, that expires in 2034, with options to extend either for an additional 10 years or for up to two additional periods of five years each.

For a description of our joint ventures and the related joint venture agreements, please read “Our Joint Ventures and Joint Venture Agreements.”

Pursuant to the omnibus agreement we will enter into with Höegh LNG, our general partner, and our operating company at the closing of this offering, we will have a right to purchase from Höegh LNG any FSRU or LNG carrier operating under a charter of five or more years.

Also pursuant to the omnibus agreement, we will have the right to purchase from Höegh LNG all or a portion of its interests in an additional newbuilding FSRU, the Independence, within 24 months after acceptance of such vessel by her charterer, subject to reaching an agreement with Höegh LNG regarding the purchase price and other terms in accordance with the provisions of the omnibus agreement, and any rights ABKN has under the related time charter. We may exercise this option at one or more times during such 24-month period. In addition, we expect that Höegh LNG will secure a charter of five or more years for two additional newbuilding FSRUs, the Höegh Gallant and Hull no. 2551. In such event, we will have the right to purchase the Höegh Gallant and Hull no. 2551 from Höegh LNG pursuant to the omnibus agreement.

Our Charters

We and our joint ventures generate revenues by chartering the vessels in our initial fleet under long-term time charters. As of March 31, 2014, the average remaining term of the time charters for the vessels in our initial fleet was approximately 17 years, excluding the exercise of any options, and 27 years, including the exercise of all options.

Generally, under our existing charters, the rate charged for the services of each vessel, which we call the “hire rate,” is paid monthly in advance. Under the time charters, hire payments may be reduced if the vessel does not perform to certain of her specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount.

Moreover, when a vessel is “off-hire”—or not available for service—the customer generally is not required to pay any hire rate, and the vessel owner is responsible for all costs. Prolonged off-hire may lead to termination of the time charter.

Under the time charters for the GDF Suez Neptune and the GDF Suez Cape Ann, the hire rate includes the following three cost components:

•	Fixed Element. The fixed element is a fixed per day fee providing for ownership costs and all remuneration due to the vessel owner for use of the vessel and the provision of time charter services.

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Variable (Operating Cost) Element.    The variable (operating cost) element is a fixed per day fee providing for the operating costs of the vessel, which consists of (i) a cost pass-through sub-element, which covers the crew, insurance, consumables, miscellaneous services, spares and damage deductible costs and is subject to annual adjustment and (ii) an indexed sub-element, which covers management and is subject to annual adjustment for changes in labor costs and the size of the fleet under management.

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Optional (Capitalized Equipment Cost) Element.    The optional (capitalized equipment cost) element consists of (i) costs associated with modifications to, changes in specifications of, structural changes in or new equipment for the vessel that become compulsory for the continued operation of the vessel by reason of new class requirements or national or international regulations coming into effect after the date of the time charter, subject to specified caps and (ii) costs associated with any new equipment or machinery that the owner and charterer have agreed should be capitalized. Such costs are distributed over the remaining term of the time charter.

Under the GDF Suez Neptune and GDF Suez Cape Ann time charters, a vessel generally will be deemed off-hire if she is not available for the charterer’s use for a specific amount of time due to, among other things:

•	failure of an inspection that prevents the vessel from performing normal commercial operations;

•	scheduled drydocking that exceeds allowances;

•	the vessel’s inability to discharge regasified LNG at normal performance;

•	requisition of the vessel; or

•	the vessel owner’s failure to maintain the vessel in compliance with her specifications and contractual standards or to provide the required crew.

The hire rate under the PGN FSRU Lampung time charter consists of the following three cost components:

•	Capital Element. The capital element is a fixed per day fee, which is intended to cover remuneration due to the vessel owner for use of the vessel and the provision of time charter services.

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Operating and Maintenance Element.    The operating and maintenance element is a fixed per day fee, subject to annual adjustment, which is intended to cover the operating costs of the vessel, including manning costs, maintenance and repair costs, consumables and stores costs, insurance costs, management and operational costs, miscellaneous costs and alterations not required by Det Norske Veritas GL to maintain class or the IMO.

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Tax Element.    The tax element is a fixed per day fee, equal to the vessel owner’s reasonable estimate of the tax liability for that charter year divided by the number of days in such charter year. If the vessel owner receives a tax refund or credit, the vessel owner will pay such amount to the charterer. Similarly, if any audit required by the time charter reveals that the vessel owner’s reasonable estimate of the tax liability varied from the actual tax liability, the vessel owner or the charterer, as applicable, will pay to the other party the difference in such amount.

Under the PGN FSRU Lampung time charter, the vessel generally will be deemed off-hire if she is not available for the charterer’s use for a specified amount of time due to, among other things:

•	drydocking that exceeds allowances;

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the vessel failing to satisfy specified operational minimum requirements, except as a result of a Lampung Charterer Risk Event (as defined under “Business—Vessel Time Charters—PGN FSRU Lampung Time Charter—Performance Standards”) or an event of force majeure; or

•	the vessel owner’s failure to satisfy the management warranties described under “Business—Vessel Time Charters—PGN FSRU Lampung Time Charter—Performance Standards.”

For more information on our time charters, please read “Business—Vessel Time Charters.”

Impact of Our Interests in Joint Ventures on Our Predecessor’s Financial Information

Two of the three vessels in our initial fleet are owned by our joint ventures, each of which is owned 50% by us. Please read “Our Joint Ventures and Joint Venture Agreements.” Under applicable accounting guidance, we do not consolidate the financial results of our joint ventures into our predecessor’s financial results, but we record our joint venture results using the equity method of accounting. The following provides a description of the impact of our interests in our joint ventures on select components of our predecessor’s statements of income in its historical combined carve-out financial statements.

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Equity in Earnings of Joint Ventures.    Consists of our predecessor’s 50% share of the combined net income of our joint ventures. The net income of our joint ventures gives effect to interest expense associated with payments on the shareholder loans to the owners of our joint ventures as described below. Equity in earnings of joint ventures also includes the unrealized gains or losses on adjusting the interest rate swap contracts to fair value in each period, which can result in significant volatility between years. For the three months ended March 31, 2014 and 2013 and for the years ended December 31, 2013 and 2012, there was no income tax expense for our joint ventures. The equity in earnings of joint ventures is a “one line” consolidation of the results of our joint ventures. Therefore, our joint venture’s revenues and expenses are not included in other lines of the historical combined carve-out income statement.

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Financial Income.    Interest income represents our predecessor’s share of interest income accrued on the advances to our joint ventures (shareholder loans). The shareholder loans were originally issued by Höegh LNG to our joint ventures and will be transferred to our operating company in connection with this offering. For a description of the shareholder loans, please read “—Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt—Loans Due to Owners (Shareholder Loans).”

The following provides a description of the impact of our interests in our joint ventures on select components of our predecessor’s balance sheets in its historical combined carve-out financial statements.

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Investment in and Advances to Joint Ventures.    Represents our predecessor’s share of the net liabilities of our joint ventures and the advances to our joint ventures (shareholder loans). Our joint ventures entered into interest rate swap contracts, which historically have had unrealized mark-to-market losses on the interest rate swap contracts recorded as derivative financial instrument liabilities on the combined balance sheets. As a result, the liabilities exceed the assets for our joint ventures’ combined balance sheets and result in us having a net liability balance for our investment in our joint ventures. Please read note 14 to our predecessor’s audited historical combined carve-out financial statements and note 11 to our predecessor’s unaudited historical combined carve-out financial statements. The investment in and advance to our joint ventures is a “one line” consolidation of the balance sheet of our joint ventures. Therefore, our joint ventures’ assets and liabilities are not included in other lines of the historical combined carve-out balance sheet.

We derive cash flows from the operations of our joint ventures from interest and principal payments on our share of the shareholder loans issued to such joint ventures. Under the terms of the shareholders’ agreement, the payments are prioritized over any dividend payment to the owners. Our joint ventures have not paid any dividends to date. The payments of principal and interest are made based upon available cash after servicing our joint ventures’ long-term bank debt. Therefore, the payments of interest have historically been less than interest income accrued for the period. The following provides a description of the impacts of our interests in our joint ventures on select components of our predecessor’s statement of cash flows in its historical combined carve-out financial statements:

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Cash Flows Provided/(Used) by Operating Activities.    Receipt of cash payments for interest income on the shareholder loans is reflected in cash flows provided/(used) by operating activities. For the years ended December 31, 2013 and 2012, such payments amounted to $0.7 million and $0.9 million, respectively. For the three months ended March 31, 2014 and 2013, such payments amounted to $0.2 million and $nil, respectively. Equity in earnings of joint ventures is excluded from cash flows provided/(used) by operating activities as a non-cash item. All other cash flows provided/(used) by operating activities relate to other activities of our predecessor.

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Cash Flows Used in Investing Activities.    Receipts from repayment of principal of advances to joint ventures represent principal repayments paid by our joint ventures to our predecessor on its shareholder loans. For the years ended December 31, 2013 and 2012, such payments amounted to $5.5 million and $6.0 million, respectively. For the three months ended March 31, 2014 and 2013, such payments amounted to $1.9 million and $1.7 million, respectively. All other cash flows used in investing activities relate to other predecessor activities.

Please read the historical combined carve-out financial statements of our predecessor and the combined financial statements of our joint ventures included elsewhere in this prospectus for more detailed information.

Historical Employment of Our Fleet

The following table describes the operations of the vessels in our fleet during the periods for which historical results for Höegh LNG Partners LP Predecessor are presented.

Vessel	Description of Historical Operations
GDF Suez Neptune	Delivered in November 2009. Has operated under a long-term time charter with GDF Suez, which commenced on delivery.
GDF Suez Cape Ann	Delivered in June 2010. Has operated under a long-term time charter with GDF Suez, which commenced on delivery.
PGN FSRU Lampung	Delivered in April 2014.

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

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The size of our fleet continues to change.    Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries. For example, the PGN FSRU Lampung was delivered from the shipyard in April 2014 and is scheduled to commence operations in July 2014 and, as such, has not had any historical operations. In addition, pursuant to the omnibus agreement, we will have the right to purchase from Höegh LNG any FSRU or LNG carrier operating under a charter of five or more years, and we will have the right to purchase from Höegh LNG all or a portion of its interests in an additional newbuilding FSRU, the Independence, if her purchase price is agreed upon in accordance with the provisions of the omnibus agreement. Furthermore, we may grow through the acquisition in the future of additional vessels as part of our growth strategy.

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Upon delivery of the PGN FSRU Lampung, we will not own the Mooring and will not have construction contract revenue and expenses.    Our historical results of operations include revenues and expenses related to the construction of the Mooring, an offshore installation that will be used to moor the PGN FSRU Lampung. Upon delivery of the PGN FSRU Lampung to her charterer and completion of the construction of the Mooring, the Mooring will be sold to the charterer. We do not expect to engage in the construction of moorings in the next few years. Typically, Höegh LNG would deliver mooring solutions for FSRUs we acquire under the omnibus agreement. However, when time charters expire on existing vessels or if we acquire vessels from third parties, we may offer construction of moorings to new charterers.

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Upon completion of this offering, we will have increased interest income.    Concurrently with the closing of this offering, we will lend up to $140 million to Höegh LNG in exchange for a note bearing interest at a rate of 5.88% per annum, which is repayable on demand or which we can elect to utilize as part of the purchase consideration in the event we purchase all or a portion of Höegh LNG’s interests in the Independence. Interest income attributable to the note is not included in our predecessor’s historical financial statements but will be included in our financial statements in the future.

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Our historical results of operations are affected by significant gains and losses relating to derivative transactions.    Our historical results of operations reflect significant gains and losses relating to interest rate swap contracts that impact our equity in earnings for our joint ventures and were entered into by our joint ventures. We may enter into (i) interest rate swap contracts to economically hedge all or a portion of our exposure to floating interest rates and (ii) foreign currency swap contracts to economically hedge risk from foreign currency fluctuations. On March 17, 2014, we entered into interest rate swap contracts related to the Lampung facility (as defined below). For a discussion of the Lampung facility, please read “Liquidity and Capital Resources—Borrowing Activities—$299 Million Lampung Facility.”

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Our historical results of operations reflect allocated administrative costs that may not be indicative of future administrative costs.    The administrative costs included in our predecessor’s historical results of operations have been determined by allocating certain of Höegh LNG’s administrative costs, after deducting costs directly charged to Höegh LNG’s subsidiaries for services provided by the administrative staff, to us principally based on the size of our fleet (including newbuildings) in relation to the size of Höegh LNG’s fleet (including newbuildings). These allocated costs may not be indicative of our future administrative costs. In connection with this offering, we and our operating company will enter into an administrative services agreement with Höegh UK, pursuant to which Höegh UK will provide us and our operating company with certain administrative services. Höegh UK will be permitted to subcontract certain of the administrative services provided under this agreement to Höegh Norway. We will reimburse Höegh UK, and Höegh UK will reimburse Höegh Norway, for its reasonable costs and expenses incurred in connection with the provision of the services under such Administrative Services Agreements. In addition, Höegh UK will pay to Höegh Norway a service fee in U.S. Dollars equal to 5.0% of the costs and expenses incurred in connection with providing services.

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We will incur additional general and administrative expense as a publicly traded limited partnership.    We expect we will incur approximately $3.0 million in additional general and administrative expenses as a publicly traded limited partnership that we have not previously incurred, including costs associated with annual reports to unitholders, investor relations, registrar and transfer agent fees, audit fees, legal fees, incremental director and officer liability insurance costs and directors’ compensation.

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Our future results of operation will be affected by accounting for the PGN FSRU Lampung time charter as a direct financing lease.    When the PGN FSRU Lampung begins operating under her charter, we will record a receivable (called a net investment in direct financing lease) and remove the PGN FSRU Lampung from our balance sheet. The lease element of time charter payments under the PGN FSRU Lampung time charter will be split between revenues and the repayment of part of the receivable. The revenues will be recorded using the effective interest method, which will provide for a constant rate of return on the net investment. As a result, the revenues will decline over time as more of the time charter payments are treated as a repayment of the receivable. However, the cash flows from the PGN FSRU Lampung will not be impacted by the accounting treatment. In addition, since the PGN FSRU Lampung is removed from the balance sheet, there is no charge for depreciation expense.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	the number of vessels in our fleet;

•	our ability to successfully employ our vessels at economically attractive hire rates as long-term charters expire or are otherwise terminated;

•	our ability to maintain strong relationships with our existing customers and to increase the number of customer relationships;

•	our ability to acquire additional vessels, including the Independence;

•	the levels of demand for FSRU, LNG carrier services and other LNG infrastructure;

•	the hire rate earned by our vessels, unscheduled off-hire days and the level of our vessel operating expenses;

•	the effective and efficient technical and maritime management and crewing of our vessels;

•	economic, regulatory, political and governmental conditions that affect the floating LNG industry;

•	interest rate changes;

•	mark-to-market changes in interest rate swap contracts and foreign currency swap contracts, if any;

•	foreign currency exchange gains and losses;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	increases in crewing and insurance costs;

•	the level of debt and the related interest expense; and

•	the level of any distribution on our common units.

Please read “Risk Factors” for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our and our joint ventures’ performance. These include the following:

Time Charter Revenues.    Revenues include fees for the right to use FSRUs for a stated period of time that meet the criteria for lease accounting, in addition to providing a time charter service element. Time charter revenues consist of charter hire payments under time charters, fees for providing time charter services, fees for reimbursement for actual vessel operating expenses and drydocking costs borne by the charterer on a pass-through basis, as well as fees for the reimbursement of certain vessel modifications or other costs borne by the charterer. The lease element of time charters that are accounted for as operating leases and any upfront payments for amounts reimbursed by the charterer are recognized on a straight-line basis over the term of the charter. The lease element of time charters that are accounted for as direct financing leases is recognized over the charter term using the effective interest rate method and is included in time charter revenues. The PGN FSRU Lampung time charter will be accounted for as a financial lease. Under a direct financing lease, we record a receivable (called a net investment in direct financing lease) and remove the related FSRU from our balance sheet. The lease element of time charter payments is split between revenues and the repayment of part of the receivable. The revenues are recorded so there is a constant rate of return on the net investment. As a result, the revenue shows a declining profile over time as more of the time charter payments are treated as a repayment of the receivable. However, the cash flows from time charters are not impacted by the accounting treatment. In addition, since the FSRU is removed from the balance sheet, there is no charge for depreciation expense. Revenues for the lease element of time charters are not recognized for days the FSRUs are off-hire.

Fees for providing time charter services and reimbursements for actual vessel operating expenses are recognized as revenues as services are performed. Revenues for the time charter services element are not recognized for days that the FSRUs are off-hire. Upfront payments of fees for reimbursement of drydocking costs are recognized on a straight-line basis over the period to the next drydocking. Under time charters, revenue is not recognized during days a vessel is off-hire. Under time charters, we are responsible for providing the crewing and other services related to the vessel’s operations, the cost of which is included in the daily hire rate, except when off-hire. Revenues are affected by hire rates and the number of days a vessel operates.

Voyage Expenses.    Under our time charters, the charterer typically pays the voyage expenses. We, as vessel owner, are responsible for any voyage expenses incurred during periods of off-hire under the time charter. However, we do not expect any voyage expenses incurred during periods of off-hire to be substantial and therefore, our forecast assumes that we will not incur any voyage expenses during the forecast period.

Vessel Operating Expenses.    Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oil, communication expenses and management fees. Vessel operating expenses are paid by the vessel owner under time charters, spot contracts and during off-hire and are recognized when incurred.

Off-hire.    Under our time charters, when the vessel is off-hire, or not available for service, the customer generally is not required to pay the hire rate, and the vessel owner is responsible for all costs. Prolonged off-hire may lead to a termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things, operational deficiencies; drydocking for repairs, maintenance or inspection that exceeds a specified period; equipment breakdowns; delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or the vessel owner’s failure to maintain the vessel in compliance with her specifications and contractual standards or to provide the required crew. We have obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policy, our insurer will pay us the hire rate agreed in respect of each vessel for each day, in excess of 20 deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 180 days.

Drydocking.    We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. For each of the GDF Suez Neptune and the GDF Suez Cape Ann, a renewal survey is conducted every five years and an intermediate survey is conducted every two to three years after a renewal survey. Until these vessels are 15 years old, they only are drydocked at each renewal survey, with the intermediate surveys occurring while she is afloat, using an approved diving company in the presence of a surveyor from the classification society. After these vessels are 15 years old, they are drydocked both at each renewal survey and each intermediate survey, resulting in drydocking approximately every 30 months. GDF Suez has subchartered the GDF Suez Cape Ann, which resulted in some modifications to the vessel. As a result, certain drydocking procedures were completed at the same time and in advance of the normally scheduled drydocking. As a result, the next scheduled drydocking for the GDF Suez Cape Ann is in 2017. We do not anticipate drydocking the PGN FSRU Lampung for at least 20 years as certain inspections can be done without drydocking. Each of our time charters requires the charterer to pay the hire rate for up to a specified number of days of scheduled drydocking and reimburse us for anticipated drydocking costs. For vessels operating on time charters, we capitalize the costs directly associated with the classification and regulatory requirements for inspection of the vessels or improving the vessel’s operating efficiency, functionality or safety during drydocking. We expense costs related to routine repairs and maintenance performed during drydocking or as otherwise incurred. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation and Amortization.    Depreciation on vessels and equipment is calculated on a straight-line basis over an estimated useful life of 35 years. Drydocking cost is amortized on a straight-line basis over the period until the next planned drydocking takes place. For vessels that are newly built or acquired, an element of the cost of the vessel is allocated initially to a drydock component and amortized on a straight-line basis over the period until the next planned drydocking. The estimated economic life for our newbuilding FSRUs is 40 years.

Impairment of Long-Lived Assets.    Vessels, equipment and newbuildings subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment charge is recognized to the extent that the carrying value exceeds its fair value.

Financial Income (Expenses), Net.    Financial income (expenses), net principally includes interest income on advances to our joint ventures, interest expense on financing of the construction of the PGN FSRU Lampung and the construction contract expense for the Mooring.

Customers

In the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013 and 2012, total revenues in the historical combined carve-out statements of income of our predecessor are from PGN, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk, an Indonesian publicly listed, government-controlled, gas and energy company that constructs gas pipelines and infrastructure and distributes and transmits natural gas to industrial, commercial and household users. Upon commencement of the PGN FSRU Lampung time charter in July 2014, we will also have time charter revenue from PGN. Revenues included as a component of equity in earnings of joint ventures are from GDF Suez and accounted for 100% of our joint ventures’ time charter revenues. GDF Suez is a subsidiary of GDF Suez S.A., a French publicly listed, government-backed, electric utility company and the leading LNG importer in Europe in 2012.

Inflation and Cost Increases

Inflation has not had a significant impact on operating expenses, including crewing costs, for the GDF Suez Neptune and the GDF Suez Cape Ann. FSRUs are specialized vessels, and there has been demand for experienced crew, which has led to higher crew costs. The GDF Suez Neptune and the GDF Suez Cape Ann time charters provide for operating cost pass-through, which means that we will be able to pass on the cost increases to the charterer.

Pursuant to the PGN FSRU Lampung time charter, a portion of the operating cost will be increased by inflation in Indonesia, including part of the crew and certain supplies. Indonesian inflation has ranged from 7.0% to 10.0% in recent years. The PGN FSRU Lampung time charter provides that the operating cost component of the hire rate, established at the beginning of the time charter, will increase by a fixed percentage per annum for the first five years and be reset each fifth year based on the average increase over the previous five years, which is expected to cover the substantial majority of cost increases.

Insurance

Hull and Machinery Insurance.    We have obtained hull and machinery insurance on all our vessels against marine and war risks, which include the risks of damage to our vessels, including claims arising from collisions with other vessels or contact with jetties or wharves, salvage or towing costs and also insure against actual or constructive total loss of any of our vessels. However, our insurance policies contain deductible amounts for which we will be responsible.

Loss of Hire Insurance.    We have also obtained loss of hire insurance to protect us against loss of income in the event the vessel cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policy, our insurer will pay us the hire rate agreed in respect of each vessel for each day, in excess of 20 deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 180 days.

Protection and Indemnity Insurance.    Protection and indemnity insurance, which covers our third-party legal liabilities in connection with our shipping or floating regasification activities, is provided by a mutual protection and indemnity association (a “P&I club”). This includes third-party liability and other expenses related to the injury or death of crewmembers, passengers and other third-party persons, loss or damage to cargo and other damage to other third-party property, including pollution arising from oil or other substances, and other related costs, including wreck removal.

Our current protection and indemnity insurance coverage for pollution is limited to $3.07 billion for all liabilities, except for pollution, which is limited to $1 billion per vessel per incident. We are a member of the Gard P&I Club, which is one of the 13 P&I clubs that comprise the International Group of Protection and Indemnity Clubs (the “International Group”). Members of the International Group insure approximately 90% of the world’s commercial tonnage, and they have entered into a pooling agreement to reinsure each P&I club’s liabilities. P&I clubs provide the basic layer of insurance, which is currently $9 million. For members of the International Group, the International Group provides the next layer of insurance, covering liability between $9 million and $30 million. For liabilities above $30 million, the International Group has one of the world’s largest reinsurance contracts, with the maximum liability per accident or occurrence currently set at $3 billion. As a member of the Gard P&I Club, we are subject to a call for additional premiums based on the clubs’ claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I club has reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

The insurers providing the covers for hull and machinery, loss of hire and protection and indemnity have confirmed that they will consider the FSRUs as vessels for the purpose of providing insurance.

Results of Operations

Under applicable accounting guidance, we do not consolidate the financial results of our joint ventures into our predecessor’s financial results, but we record our joint venture results using the equity method of accounting.

Predecessor—Three Months Ended March 31, 2013 Compared with the Three Months Ended March 31, 2014

Construction Contract Revenue and Related Expenses.    The following table sets forth details of our predecessor’s construction contract revenue and construction contract expenses for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31,		Positive (negative) variance

(in thousands of U.S. dollars)	2013	2014
Construction contract revenues	$8,638	$29,127	$20,489
Construction contract expenses	$(8,638)	$(24,661)	$(16,023)

Recognized contract margin	$—	$4,466	$4,466

Construction contract revenue for the three months ended March 31, 2014 was $29.1 million, an increase of $20.5 million from $8.6 million for the three months ended March 31, 2013. Construction contract expenses for the three months ended March 31, 2014 were $24.7 million, an increase of $16.0 million from $8.6 million for the three months ended March 31, 2013.

The Mooring is an offshore installation that will be used to moor the PGN FSRU Lampung to offload the gas into an offshore pipe that will transport the gas to a land terminal for the charterer. The Mooring has been constructed in China, installed in Indonesia and will be sold to the charterer. Our predecessor is recognizing revenue on the Mooring based upon the percentage of completion method under which construction contract revenue is recognized using the ratio of costs incurred to estimated total costs multiplied by the total estimated contract revenue to determine revenue. The increase in construction contract revenue was primarily due to progress towards completion of the project for the Mooring, which was estimated to be 81% as of March 31, 2014 compared with 15% as of March 31, 2013. As of March 31, 2013, the early stages of the contract, mainly engineering, had commenced and sufficient information was not available to estimate profit on the project with a reasonable level of certainty. Therefore, the amount of construction contract revenue recognized for the three months ended March 31, 2013 was equal to the cost incurred, and no margin was recognized. As of March 31, 2014, a margin proportional to the percentage completion was recognized.

Administrative Expenses.    The following table sets forth details of our predecessor’s administrative expenses for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31,		Positive (negative) variance

(in thousands of U.S. dollars)	2013	2014
Administrative expenses	$(1,325)	$(4,148)	$(2,823)

Administrative expenses for the three months ended March 31, 2014 were $4.1 million, an increase of $2.8 million from $1.3 million for the three months ended March 31, 2013. The major reasons for the increase were expenses incurred in preparation for this offering and higher activity related to the PGN FSRU Lampung, the Mooring and preparation for the start of operations. For the three months ended March 31, 2014, expenses of $2.4 million incurred for this offering principally related to audit fees, legal fees and charges for hours incurred by Höegh LNG’s staff working on preparation for this offering. There were no comparable expenses for the three months ended March 31, 2013.

Depreciation and Amortization.    The following table sets forth details of our predecessor’s depreciation and amortization for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31,		Positive (negative) variance

(in thousands of U.S. dollars)	2013	2014
Depreciation and amortization	$—	$(8)	$(8)

Depreciation and amortization for the three months ended March 31, 2014 for office and IT equipment related to the start-up of operations. There were no corresponding charges for the three months ended March 31, 2013.

Total Operating Expenses.    The following table sets forth details of our predecessor’s total operating expenses for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31,		Positive (negative) variance
(in thousands of U.S. dollars)	2013	2014
Total operating expenses	$(9,963)	$(28,817)	$(18,854)

Total operating expenses for the three months ended March 31, 2014 were $28.8 million, an increase of $18.9 million from $10.0 million for the three months ended March 31, 2013 due to an increase in construction contract and administrative expenses.

Equity in Earnings (Losses) of Joint Ventures.    The following table sets forth details of our predecessor’s equity in earnings of joint ventures for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31,		Positive (negative) variance
(in thousands of U.S. dollars)	2013	2014
Equity in earnings (losses) of joint ventures	$8,916	$(1,671)	$(10,587)

Equity in losses of joint ventures for the three months ended March 31, 2014 was $1.7 million, a decrease of $10.6 million from equity in earnings of $8.9 million for the three months ended March 31, 2013. The decrease was due to an unrealized loss on derivative instruments in the first quarter of 2014 compared with an unrealized gain in the first quarter of 2013.

Our share of our joint ventures’ operating income was $5.8 million for the three months ended March 31, 2014, compared with $5.7 million for the three months ended March 31, 2013. Other income (expense), net, principally consisting of interest expense, was $4.3 million for the three months ended March 31, 2014, a reduction of $0.2 million from $4.6 million for the three months ended March 31, 2013. The reduction was mainly due to lower interest expense due to repayment of principal on debt between the periods.

Our share of unrealized loss on derivative instruments was $3.2 million for the three months ended March 31, 2014, a decrease of $10.9 million compared to unrealized gain on derivative instruments of $7.7 million for the three months ended March 31, 2013. The variance in the unrealized gains and losses on derivative instruments was the reason for the decline in our equity in earnings of joint ventures for the first quarter of 2014 compared to the same period of 2013. The joint ventures utilize interest rate swap contracts to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on their outstanding floating-rate debt. The interest rate swap contracts are not designated as hedges for accounting purposes. As a result, there is volatility in earnings for the unrealized exchange gains and losses on the interest rate swap contracts. Historically, the joint ventures have accumulated unrealized losses on the interest rate swap due to declining interest rates, which has resulted in liabilities for derivative financial instruments and an accumulated deficit in equity on their balance sheets.

There was no accrued income tax expense for the three months ended March 31, 2014 and 2013. Our joint ventures did not pay any dividends for the three months ended March 31, 2014 and 2013.

Please read “—Segments—Joint Venture FSRUs” for additional information.

Operating Income.    The following table sets forth details of our predecessor’s operating income for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31,		Positive (negative) variance
(in thousands of U.S. dollars)	2013	2014
Operating income (loss)	$7,591	$(1,361)	$(8,952)

Operating loss for the three months ended March 31, 2014 was $1.4 million, a decrease of $9.0 million from the operating income of $7.6 million for the three months ended March 31, 2013. The decrease in operating income was primarily due to the decrease in the earnings of joint ventures of $10.6 million and higher administration expenses of $2.8 million, which were partially offset by the higher margin on the construction contract for the Mooring of $4.5 million.

Interest Income.    The following table sets forth details of our predecessor’s interest income for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31,		Positive (negative) variance
(in thousands of U.S. dollars)	2013	2014
Interest income	$554	$466	$(88)

Interest income for the three months ended March 31, 2014 was $0.5 million, a decrease of $0.1 million from $0.6 million for the three months ended March 31, 2013. Interest income is related to the interest accrued on the advances to our joint ventures. The decrease in interest income was due to repayment by our joint ventures of a portion of the principal due under the shareholder loans between the periods. The interest rate is a fixed rate of 8.0% per year based upon the shareholder loans.

Interest Expense.    The following table sets forth details of our predecessor’s interest expense for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31,		Positive (negative) variance
(in thousands of U.S. dollars)	2013	2014
Interest incurred	$(1,283)	$(3,347)	$(2,064)
Capitalized interest	$1,271	$3,266	$1,995

Interest expense	$(12)	$(81)	$(69)

Interest expense for the three months ended March 31, 2014 was $0.1 million, an increase of $0.1 million compared with the three months ended March 31, 2013. Interest expense consists of the interest incurred less the interest capitalized for the period. The interest incurred increased from $1.3 million for the three months ended March 31, 2013 to $3.3 million for the three months ended March 31, 2014 principally due to higher outstanding loan balances. During 2013, loans and promissory notes due to owners and affiliates financed the construction of the PGN FSRU Lampung and the construction contract expenses of the Mooring. On March 4, 2014, $96 million was drawn on the $299 million Lampung facility and subsequently $48.5 million was repaid on a promissory note to owners and affiliates. Most of the interest incurred was capitalized as part of the newbuilding or included in the construction contract expense for the Mooring. Capitalized interest was $3.3 million for the three months ended March 31, 2014 compared with $1.3 million for the three months ended March 31, 2013.

Other Items, Net.    The following table sets forth our predecessor’s other items, net for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31,		Positive (negative) variance
(in thousands of U.S. dollars)	2013	2014
Other financial items, net	$—	$(380)	$(380)

Other items, net for the three months ended March 31, 2014 was $0.4 million, primarily due to withholding tax that is payable on interest expense for three months ended March 31, 2014 to parties outside of Singapore and Indonesia.

Income before Tax.    The following table sets forth details of our predecessor’s income before tax for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31,		Positive (negative) variance
(in thousands of U.S. dollars)	2013	2014
Income (loss) before tax	$8,133	$(1,356)	$(9,489)

Loss before income taxes for the three months ended March 31, 2014 was $1.4 million, a decrease of $9.5 million from income before tax of $8.1 million for the three months ended March 31, 2013. The decrease was primarily due to the decrease in the equity in earnings (losses) of joint ventures of $10.6 million, higher administration expenses of $2.8 million and lower total financial income, net of $0.5 million, which were partially offset by the higher margin on the construction contract for the Mooring of $4.5 million.

Income Tax Expense.    The following table sets forth details of our predecessor’s income tax expense for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31,		Positive (negative) variance
(in thousands of U.S. dollars)	2013	2014
Income tax expense	$—	$(408)	$(408)

Income tax expense for the three months ended March 31, 2014 was $0.4 million, an increase of $0.4 million compared with the three months ended March 31, 2013. We are not subject to Marshall Island corporate income taxes. However, we are subject to tax for earnings in Indonesia and Singapore starting in the fourth quarter of 2013. For the first quarter of 2014, the majority of income taxes related to the Indonesian FSRU-owning entity for the taxable profit related to the percentage of completion on the Mooring.

As further discussed under “—Predecessor Year Ended December 31, 2012 Compared with Year Ended 31, December 31, 2013—Income Tax Expense,” a tax loss was incurred for the year ended December 31, 2013 for our Indonesian FSRU-owning entity which under existing tax law was not more-likely-than-not that it could be utilized for 2014 and future taxable income. The unrecognized tax benefit for the uncertain tax position was $2,289. Therefore, in the first quarter of 2014, no utilization of the tax loss carryforward was reflected in the income tax expense.

A deferred tax benefit of $866 related to the unrealized losses on interest rate swaps accounted for as a cash flow hedge was recorded as a component of other comprehensive income on the unaudited condensed interim combined carve-out statements of comprehensive income for the three months ended March 31, 2014.

For the three months ended March 31, 2013, none of our activities were in jurisdictions subject to tax.

Pursuant to the terms of the PGN FSRU Lampung time charter, we will be reimbursed for income taxes arising in Indonesia related to time charter activities once it commences in a subsequent quarter of 2014.

Net Income.    The following table sets forth details of our predecessor’s net income for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31,		Positive (negative) variance
(in thousands of U.S. dollars)	2013	2014
Net income (loss)	$8,133	$(1,764)	$(9,897)

As a result of the foregoing, net loss for the three months ended March 31, 2014 was $1.8 million, a decrease of $9.9 million compared with the net income of $8.1 million for the three months ended March 31, 2013.

Segments

We have two segments, which are the “Majority Held FSRUs” and the “Joint Venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization and interest income from advances to our joint ventures are included in “Other.” As of March 31, 2014 and 2013, Majority Held FSRUs included the PGN FSRU Lampung and construction contract revenue and expenses of the Mooring under construction. Upon completion, the PGN FSRU Lampung has a long-term time charter with PGN. The Mooring is being constructed on behalf of, and is being sold to, PGN using the percentage of completion method of accounting.

As of March 31, 2014 and 2013, Joint Venture FSRUs included two 50.0%-owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann, each of which operates under a long-term time charter with GDF Suez.

We measure our segment profit based on Segment EBITDA. Segment EBITDA is reconciled to operating income and net income for each segment in the segment tables below. Please read “Selected Historical and Operating Data-Non-GAAP Financial Measures” for a reconciliation of Segment EBITDA to net income.

The accounting policies applied to the segments are the same as those applied in the historical combined carve-out financial statements, except that Joint Venture FSRUs are presented under the proportionate consolidation method for the segment reporting and under the equity method for the historical combined carve-out financial statements. Under the proportionate consolidation method, 50% of the Joint Venture FSRUs’

revenues, expenses and assets are reflected in the segment reporting. Management monitors the results of operations of our joint ventures under the proportionate consolidation method and not the equity method.

Majority Held FSRUs.    The following table sets forth details of segment results for the Majority Held FSRUs for the three months ended March 31, 2014 and 2013:

Majority Held FSRUs	Three Months Ended March 31,		Positive (negative) variance
(in thousands of U.S. dollars)	2013	2014
Construction contract revenues	$8,638	$29,127	$20,489

Total revenues	8,638	29,127	20,489

Administration expenses	(950)	(1,331)	(381)
Construction contract expense	(8,638)	(24,661)	(16,023)

Segment EBITDA	(950)	3,135	4,085

Depreciation and amortization	—	(8)	(8)

Operating income (loss)	(950)	3,127	4,077

Financial income (expense), net	(12)	(461)	(449)

Income (loss) before tax	(962)	2,666	3,628

Income tax expense	—	(408)	(408)

Net income (loss)	$(962)	$2,258	$3,220

Total revenues for the three months ended March 31, 2014 were $29.1 million, an increase of $20.5 million from $8.6 million for the three months ended March 31, 2013. As discussed in more detail above, the main reason for the increase was higher construction contract revenue for the three months ended March 31, 2014 reflecting 81% project completion as of March 31, 2014 compared with 15% as of March 31, 2013.

Administrative expenses for the three months ended March 31, 2014 were $1.3 million, an increase of $0.4 million from $1.0 million for the three months ended March 31, 2013. Higher expenses were due to higher activity related to the PGN FSRU Lampung, the Mooring and preparation for the start of operations.

Construction contract expense increased by $16.0 million for the three months ended March 31, 2014 compared with the three months ended March 31, 2013 due to progress on the Mooring construction project.

Segment EBITDA for the three months ended March 31, 2014 was $3.1 million, an increase of $4.1 million from the loss of $1.0 million for the three months ended March 31, 2013 as a result of recognition of the margin on the percentage of completion for 2014 and no margin for the same period of 2013.

Joint Venture FSRUs.    The following table sets forth details of segment results for the joint venture FSRUs for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31,		Positive (negative) variance
Joint Venture FSRUs
(in thousands of U.S. dollars)	2013	2014
Time charter revenues	$10,004	$10,249	$245

Vessel operating expenses	(1,799)	(1,914)	(115)
Administrative expenses	(212)	(231)	(19)

Segment EBITDA	7,993	8,104	111

Depreciation and amortization	(2,260)	(2,285)	(25)

Operating income	5,733	5,819	86

Gain (loss) on derivative instruments	7,742	(3,154)	(10,896)
Other income (expense), net	(4,559)	(4,336)	223

Net income (loss)	$8,916	$(1,671)	$(10,587)

The segment results for the Joint Venture FSRUs are presented using the proportionate consolidation method (which differs from the equity method used in the historical unaudited condensed interim combined carve-out financial statements).

Total time charter revenues were $10.2 million and $10.0 million for the three months ended March 31, 2014 and 2013, respectively. Revenues for time charter payments, including fees for reimbursement of operating expenses, were $10.0 million and $9.8 million for the three months ended March 31, 2014 and 2013, respectively. This increase was due to the increase in fees for reimbursement of vessel operating expenses. The remaining revenues principally related to the amortization of deferred revenues for upfront payments for modifications and drydocking payments from the charterer.

Vessel operating expenses for the three months ended March 31, 2014 were $1.9 million compared to $1.8 million for the three months ended March 31, 2013 due to higher cost for salary and other cost increases.

Administrative expenses for the three months ended March 31, 2014 increased slightly compared with the three months ended March 31, 2013.

Segment EBITDA was $8.1 million for the three months ended March 31, 2014 compared with $8.0 million for the three months ended March 31, 2013.

Other.    The following table sets forth details of results for the three months ended March 31, 2014 and 2013:

	Three Months Ended March 31,		Positive (negative) variance
Other
(in thousands of U.S. dollars)	2013	2014
Administrative expenses	$(375)	$(2,817)	$(2,442)

Segment EBITDA	(375)	(2,817)	(2,442)

Operating income (loss)	(375)	(2,817)	(2,442)

Interest income	554	466	(88)

Net income (loss)	$179	(2,351)	$(2,530)

Administrative expenses and segment EBITDA for the three months ended March 31, 2014 for each was $2.8 million, a decrease of $2.4 million from the loss of $0.4 million for the three months ended March 31, 2013. “Other” includes unallocated corporate costs that are considered to benefit the entire organization. The major reason for the increase was expenses of $2.4 million incurred in preparation for this offering for the three months ended March 31, 2014. There were no comparable expenses for the three months ended March 31, 2013. Expenses incurred for this offering principally related to audit fees, legal fees and charges for hours incurred working on preparation for this offering.

Interest income, which is not part of the segment measure of profits, is related to the interest accrued on the advances to our joint ventures.

Predecessor—Year Ended December 31, 2012 Compared with the Year Ended December 31, 2013

Construction Contract Revenue and Related Expenses.    The following table sets forth details of our predecessor’s construction contract revenue and construction contract expenses for the years ended December 31, 2012 and 2013:

			Positive (negative) variance
	Year Ended December 31,
(in thousands of U.S. Dollars)	2012	2013
Construction contract revenue	$5,512	$50,362	$44,850
Construction contract expenses	(5,512)	(43,272)	(37,760)

Recognized contract margin	$—	$7,090	$7,090

Construction contract revenue for the year ended December 31, 2013 were $50.4 million, an increase of $44.9 million from $5.5 million for the year ended December 31, 2012. Construction contract expenses for the year ended December 31, 2013 were $43.3 million, an increase of $37.8 million from $5.5 million for the year ended December 31, 2012.

The Mooring is an offshore installation that will be used to moor the PGN FSRU Lampung to offload the gas into an offshore pipe that will transport the gas to a land terminal for the charterer. The Mooring has been constructed in China, installed in Indonesia and will be sold to the charterer. Our predecessor is recognizing revenue on the Mooring based upon the percentage of completion method under which construction contract revenue is recognized using the ratio of costs incurred to estimated total costs multiplied by the total estimated contract revenue to determine revenue. The increase in construction contract revenue was primarily due to progress towards completion of the project for the Mooring, which was estimated to be 53% as of December 31, 2013 compared with 6.0% for the year ended December 31, 2012. As of December 31, 2012, the initial stages of the contract had recently commenced and sufficient information was not available to estimate profit on the project with a reasonable level of certainty. Therefore, the amount of construction contract revenue recognized for the year ended December 31, 2012 was equal to the cost incurred, and no margin was recognized. As of December 31, 2013, a margin proportional to the percentage completion was recognized.

Other Revenues.    The following table sets forth details of our predecessor’s other revenues for the years ended December 31, 2012 and 2013:

			Positive (negative) variance
	Year Ended December 31,
(in thousands of U.S. Dollars)	2012	2013
Other revenues	$—	$511	$511

Other revenues for the year ended December 31, 2013 were $0.5 million, an increase of $0.5 million from the year ended December 31, 2012. Other revenues include incidental revenues prior to the start of the time charter for the PGN FSRU Lampung.

Administrative Expenses.    The following table sets forth details of our predecessor’s administrative expenses for the years ended December 31, 2012 and 2013:

			Positive (negative) variance
	Year Ended December 31,
(in thousands of U.S. Dollars)	2012	2013
Administrative expenses	$(3,185)	$(8,043)	$(4,858)

Administrative expenses for the year ended December 31, 2013 were $8.0 million, an increase of $4.9 million from $3.2 million for the year ended December 31, 2012. The major reasons for the increase were expenses incurred in preparation for this offering and higher activity related to the PGN FSRU Lampung, the Mooring and preparation for the start of operations. Expenses of $2.4 million incurred for this offering principally related to audit fees, legal fees and charges for hours incurred by Höegh LNG’s staff working on preparation for this offering.

Depreciation and Amortization.    The following table sets forth details of our predecessor’s depreciation and amortization for the years ended December 31, 2012 and 2013:

			Positive (negative) variance
	Year Ended December 31,
(in thousands of U.S. Dollars)	2012	2013
Depreciation and amortization	$—	$(8)	$(8)

Depreciation and amortization for the year ended December 31, 2013 for office and IT equipment related to the start-up of operations. There were no corresponding charges for the year ended December 31, 2012.

Total Operating Expenses.    The following table sets forth details of our predecessor’s total operating expenses for the years ended December 31, 2013 and 2012:

			Positive (negative) variance
	Year Ended December 31,
(in thousands of U.S. Dollars)	2012	2013
Total operating expenses	$(8,697)	$(51,323)	$(42,626)

Total operating expenses for the year ended December 31, 2013 were $51.3 million, an increase of $42.6 million from $8.7 million for the year ended December 31, 2012 due to an increase in construction contract and administrative expenses.

Equity in Earnings of Joint Ventures.    The following table sets forth details of our predecessor’s equity in earnings of joint ventures for the years ended December 31, 2012 and 2013:

			Positive (negative) variance
	Year Ended December 31,
(in thousands of U.S. Dollars)	2012	2013
Equity in earnings of joint ventures	$5,007	$40,228	$35,221

Equity in earnings of joint ventures for the year ended December 31, 2013 was $40.2 million, an increase of $35.2 million from $5.0 million for the year ended December 31, 2012. The primary reason for the increase was higher unrealized gains on derivative instruments in 2013 than in 2012.

Our share of our joint ventures’ operating income was $23.3 million for the year ended December 31, 2013, compared with $23.4 million for the year ended December 31, 2012. Other financial expenses, net were $18.1 million for the year ended December 31, 2013, a reduction of $1.0 million from $19.1 million for the year ended December 31, 2012. The reduction was mainly due to lower interest expense due to repayment of principal on debt during 2013.

Our share of unrealized gains on derivative instruments was $35.0 million for the year ended December 31, 2013 as compared to unrealized gains on derivative instruments of $0.7 million for the year ended December 31, 2012 explaining most of the increase in our equity in earnings of joint ventures for 2013 compared to 2012. The joint ventures utilized interest rate swap contracts to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on their outstanding floating-rate debt. The interest rate swap contracts are not designated as hedges for accounting purposes. As a result, there is volatility in earnings for the unrealized exchange gains and losses on the interest rate swap contracts. Historically, the joint ventures have accumulated unrealized losses on the interest rate swap due to declining interest rates, which has resulted in liabilities for derivative financial instruments and an accumulated deficit in equity on their balance sheets. Increasing interest rates during 2013 and 2012 have resulted in unrealized gains, which have reduced the liabilities for derivative financial instruments and the accumulated deficit in equity on their balance sheets. There was no income tax expense for the years ended December 31, 2013 and 2012. Our joint ventures did not pay any dividends for the years ended December 31, 2013 and 2012.

Please read “—Segments—Joint Venture FSRUs” for additional information.

Operating Income.    The following table sets forth details of our predecessor’s operating income for the years ended December 31, 2012 and 2013:

			Positive (negative) variance
	Year Ended December 31,
(in thousands of U.S. Dollars)	2012	2013
Operating income	$1,822	$39,778	$37,956

Operating income for the year ended December 31, 2013 was $39.8 million, an increase of $38.0 million from $1.8 million for the year ended December 31, 2012. The increase in operating income was primarily due to the increase in the equity in earnings of joint ventures of $35.2 million and the margin on the construction contract for the Mooring of $7.1 million, which was partially offset by the negative impact of higher administrative expenses.

Interest Income.    The following table sets forth details of our predecessor’s interest income for the years ended December 31, 2012 and 2013:

			Positive (negative) variance
	Year Ended December 31,
(in thousands of U.S. Dollars)	2012	2013
Interest income	$2,481	$2,122	$(359)

Interest income for the year ended December 31, 2013 was $2.1 million, a decrease of $0.4 million from $2.5 million for the year ended December 31, 2012. Interest income is related to the interest accrued on the advances to our joint ventures. The decrease in interest income is due to repayment by our joint ventures of a portion of the principal due under the shareholder loans during 2013. The interest rate is a fixed rate of 8.0% per year based upon the shareholder loans.

Interest Expense.    The following table sets forth details of our predecessor’s interest expense for the years ended December 31, 2012 and 2013:

			Positive (negative) variance
	Year Ended December 31,
(in thousands of U.S. Dollars)	2012	2013
Interest incurred	$(5,877)	$(8,651)	$(2,774)
Capitalized interest	$5,763	$8,299	$2,536

Interest expense	$(114)	$(352)	$(238)

Interest expense for the year ended December 31, 2013 was $0.4 million, an increase of $0.2 million from $0.1 million for the year ended December 31, 2012. Interest expense consists of the interest incurred less the interest capitalized for the period. The interest incurred increased from $5.9 million for the year ended December 31, 2012 to $8.7 million for the year ended December 31, 2013 principally due to higher outstanding loan balances. Loans and promissory notes due to owners and affiliates have financed the construction of the PGN FSRU Lampung and the construction contract expenses of the Mooring. Most of the interest incurred was capitalized as part of the newbuilding or included in the construction contract expense for the Mooring. Capitalized interest was $8.3 million for the year ended December 31, 2013 compared with $5.8 million for the year ended December 31, 2012.

Other Items, Net.    The following table sets forth details of our predecessor’s other financial items for the years ended December 31, 2012 and 2013:

			Positive (negative) variance
	Year Ended December 31,
(in thousands of U.S. Dollars)	2012	2013
Other items, net	$(1)	$(1,021)	$(1,020)

Other items, net for the year ended December 31, 2013 was $1.0 million, primarily due to withholding tax that is payable on interest expense for 2013 to parties outside of Indonesia.

Income before Tax.    The following table sets forth details of our predecessor’s income before tax for the years ended December 31, 2012 and 2013:

			Positive (negative) variance
	Year Ended December 31,
(in thousands of U.S. Dollars)	2012	2013
Income before tax	$4,188	$40,527	$36,339

Income before income taxes for the year ended December 31, 2013 was $40.5 million, an increase of $36.3 million from $4.2 million for the year ended December 31, 2012. The increase was largely due to the increase in the equity in earnings of joint ventures of $35.2 million and the margin on the construction contract of $7.1 million, which was partially offset by higher administrative expenses of $4.9 million.

Income Tax Expense.    Our predecessor had no income tax expense for the years ended December 31, 2013 and 2012. We are not subject to Marshall Islands corporate income taxes. However, we are subject to tax for earnings in Indonesia and Singapore starting in 2013. Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. In 2013, we incurred a tax loss as a result of unrealized foreign exchange losses in local currency used for reporting taxes for our Indonesian FSRU-owning entity that has the U.S. dollar as its functional currency. In 2014, the Indonesia authorities have approved the change of currency for tax reporting to U.S. dollars. Under existing tax law, it is not clear if the prior year tax loss carryforward from foreign exchange losses can be utilized when the tax reporting currency is subsequently changed. Due to uncertainty of this tax position, a provision was recognized and the resulting unrecognized tax benefit was $2,289. A valuation allowance for deferred tax assets is recorded when it is more-likely-than-not that some or all of the benefit will not be realized. Given the lack of historical operations, we concluded a valuation allowance should be established to reduce the other deferred tax assets to amount more-likely-than-not of being realized. As a result, we did not recognize a deferred tax benefit in the income statement for the year ended December 31, 2013. Pursuant to the terms of the PGN FSRU Lampung time charter, we will be reimbursed for income taxes arising in Indonesia from the time charter once it commences.

For the year ended December 31, 2012, none of our activities were in jurisdictions subject to tax.

Net Income.    The following table sets forth details of our predecessor’s net income for the years ended December 31, 2012 and 2013:

			Positive (negative) variance
	Year Ended December 31,
(in thousands of U.S. Dollars)	2012	2013
Net income	$4,188	$40,527	$36,339

As a result of the foregoing, net income for the year ended December 31, 2013 was $40.5 million, an increase of $36.3 million compared with the year ended December 31, 2012.

Segments

We have two segments, which are the “Majority Held FSRUs” and the “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization and interest income from advances to our joint ventures are included in “Other.” As of December 31, 2013 and 2012, Majority Held FSRUs included the PGN FSRU Lampung and construction contract revenue and expenses of the Mooring under construction. Upon completion, the PGN FSRU Lampung has a long-term time charter with PGN. The Mooring is being constructed on behalf of, and is being sold to, PGN using the percentage of completion method of accounting.

As of December 31, 2013 and 2012, joint venture FSRUs included two 50.0%-owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann, each of which operates under a long-term time charter with GDF Suez.

We measure our segment profit based on segment EBITDA. Segment EBITDA is reconciled to operating income and net income for each segment in the segment tables below. Please read “Selected Historical Financial And Operating Data—Non-GAAP Financial Measures” for a reconciliation of segment EBITDA to net income.

The accounting policies applied to the segments are the same as those applied in the historical combined carve-out financial statements, except that joint venture FSRUs are presented under the proportional consolidation method for the segment reporting and under the equity method for the historical combined carve-out financial statements. Under the proportional consolidation method, 50% of the joint venture FSRUs’ revenues, expenses and assets are reflected in the segment reporting. Management monitors the results of operations of our joint ventures under the proportional consolidation method and not the equity method.

Majority Held FSRUs.    The following table sets forth details of segment results for the Majority Held FSRUs for the years ended December 31, 2012 and 2013:

			Positive (negative) variance
Majority Held FSRUs	Year ended December 31,
(in thousands of U.S. Dollars)	2012	2013
Construction contract revenue	$5,512	$50,362	$44,850
Other revenues	—	511	511

Total revenues	5,512	50,873	45,361

Administrative expenses	(2,372)	(4,490)	(2,118)
Construction contract expense	(5,512)	(43,272)	(37,760)

Segment EBITDA	(2,372)	3,111	5,483

Depreciation and amortization	—	(8)	(8)

Operating income	(2,372)	3,103	5,475

Financial income (expense), net	(115)	(1,373)	(1,258)

Net income (loss)	$(2,487)	$1,730	$4,217

Total revenues for the year ended December 31, 2013 were $50.9 million, an increase of $45.4 million from $5.5 million for the year ended December 31, 2012. As discussed in more detail above, the main reason for the increase was higher construction contract revenue for the year ended December 31, 2013 reflecting 53% project completion compared with 6% for the year ended December 31, 2012.

Administrative expenses for the year ended December 31, 2013 were $4.5 million, an increase of $2.1 million from $2.4 million for the year ended December 31, 2012. Higher expenses were due to higher activity related to the PGN FSRU Lampung, the Mooring and preparation for the start of operations.

Construction contract expense increased by $37.8 million for the year ended December 31, 2013 compared with the year ended December 31, 2012 due to progress on the Mooring construction project.

Segment EBITDA for the year ended December 31, 2013 was $3.1 million, an increase of $5.5 million from the loss of $2.4 million for the year ended December 31, 2012 as a result of recognition of the margin on the percentage of completion for 2013 and no margin in 2012.

Joint Venture FSRUs.    The following table sets forth details of segment results for the joint venture FSRUs for the years ended December 31, 2012 and 2013:

			Positive (negative) variance
Joint venture FSRUs	Year ended December 31,
(in thousands of U.S. Dollars)	2012	2013
Time charter revenues	$41,076	$41,110	$34

Vessel operating expenses	(7,525)	(7,702)	(177)
Administrative expenses	(1,127)	(1,061)	66

Segment EBITDA	32,424	32,347	(77)

Depreciation and amortization	(9,060)	(9,053)	7

Operating income	23,364	23,294	(70)

Gain on derivative instruments	693	35,038	34,345
Other income (expense), net	(19,050)	(18,104)	946

Net income	$5,007	$40,228	$35,221

The segment results for the joint venture FSRUs are presented using the proportional consolidation method (which differs from the equity method used in the historical combined carve-out financial statements).

Total time charter revenues were $41.1 million and $41.1 million for the years ended December 31, 2013 and 2012, respectively. Revenues for time charter payments, including fees for reimbursement of operating expenses, were $40.3 million and $40.2 million for the years ended December 31, 2013 and 2012, respectively. This increase was due to the increase in fees for reimbursement of vessel operating expenses. The remaining revenues principally related to the amortization of deferred revenues for upfront payments for modifications and drydocking payments from the charterer.

Vessel operating expenses for the year ended December 31, 2013 were $7.7 million, an increase of 2.4% compared to $7.5 million for the year ended December 31, 2012 due to slightly higher cost for salary and other cost increases.

Administrative expenses for the year ended December 31, 2013 declined slightly compared with the year ended December 31, 2012. As a result of GDF Suez decision to subcharter the GDF Suez Cape Ann, additional administrative hours were incurred. The decline in administrative expenses in 2013 compared with 2012 was primarily related to more administrative hours incurred on the subcharter project in 2012 than in 2013.

Segment EBITDA was $32.3 million for the year ended December 31, 2013 compared with $32.4 million for the year ended December 31, 2012.

Other.    The following table sets forth details of other results of our predecessor for the years ended December 31, 2012 and 2013:

			Positive (negative) variance
Other	Year ended December 31,
(in thousands of U.S. Dollars)	2012	2013
Administrative expenses	$(813)	$(3,553)	$(2,740)

Segment EBITDA	(813)	(3,553)	(2,740)

Operating income	(813)	(3,553)	(2,740)

Interest income	2,481	2,122	(359)

Net income (loss)	$1,668	$(1,431)	$(3,099)

Administrative expenses and segment EBITDA for the year ended December 31, 2013 for each was $3.6 million, an increase of $2.7 million from $0.8 million for the year ended December 31, 2012. “Other” includes unallocated corporate costs that are considered to benefit our predecessor. The major reason for the increase was expenses of $2.4 million incurred in preparation for this offering for the year ended December 31, 2013. Expenses incurred for this offering principally related to audit fees, legal fees and charges for hours incurred working on preparation for this offering.

Interest income, which is not part of the segment measure of profits, is related to the interest accrued on the advances to our joint ventures.

Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks and debt and equity financings. The cash needs of our predecessor were primarily for debt amortization and the payment of general and administrative expenses. The liquidity requirements of our joint ventures relate to the servicing of debt, including repayment of shareholder loans, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. With the start of operation of the PGN FSRU Lampung under her time charter, we believe our cash flows from operations and repayment of principal from our advances to our joint ventures will be sufficient to meet our debt amortization and working capital needs and maintain cash reserves against fluctuations in operating cash flows. In addition, we require liquidity to pay distributions to our unitholders. In connection with this offering, we expect to enter into a $85 million sponsor credit facility with Höegh LNG, which we believe will provide us with adequate liquidity to fund our distributions given our expected level of debt amortization. We believe our current resources, including the sponsor credit facility, are sufficient to meet our working capital requirements for our current business. Generally, our long-term source of funds will be cash from operations, long-term bank borrowings and other debt and equity financings. Because we will distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

Our predecessor historically has not made use of derivative instruments for interest rate and currency risk management purposes. However, our joint ventures have utilized interest rate swap contracts. In the future we expect to economically hedge our exposure to interest rate fluctuations by entering into interest rate swap contracts. On March 17, 2014, we entered into interest rate swap contracts for the Lampung facility. Please read note 17 to our predecessor’s historical audited combined carve-out financial statements and note 14 to our predecessor’s unaudited condensed interim combined carve-out financial statements. For information about our joint ventures’ derivative instruments, please read note 13 to our joint ventures’ historical audited combined financial statements.

As of March 31, 2014, our predecessor’s total current liabilities exceeded total current assets by $10 million. On March 4, 2014, we drew $96 million of the $299 million Lampung facility, of which $28.4 million, $32.1 million and $35.5 million was drawn on the FSRU tranche, the Mooring tranche and the export credit tranche, respectively. The current portion of long-term debt for the Lampung facility includes the total outstanding balance of the Mooring tranche of $32.1 million, which is expected to be repaid in July 2014. After this repayment, the current portion of long-term debt will include only the current installments for the other tranches. In addition, the receivable for the $40 million promissory note due to Höegh LNG will be transferred to our operating company. See “Summary—Formation Transactions.” As a result, upon completion of this offering, we expect to reduce the level of our current liabilities.

Estimated Maintenance and Replacement Capital Expenditures

Our partnership agreement requires our board of directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures. Because under both our joint ventures’ time charters and the PGN FSRU Lampung time charter, the charterer reimburses our joint venture or us, as applicable, for anticipated drydocking expenses, these are excluded from maintenance capital expenditures.

Our initial estimated maintenance and replacement capital expenditure for us and our joint ventures will be $10 million per year for future vessel replacement. The $10 million is based on assumptions regarding the remaining useful life of the vessels in our initial fleet, a net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions, the residual value of the vessels at the end of their useful lives based on current steel prices and an assumed level of inflation. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement.

Our board of directors, with the approval of the conflicts committee, may from time to time determine that one or more of our assumptions should be revised, which could cause our board of directors to adjust the amount of estimated maintenance and replacement capital expenditures. Furthermore, we may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units, which could be dilutive to existing unitholders.

Please read “Risk Factors—Risks Inherent in Our Business—We must make substantial capital expenditures to maintain and replace the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter we will be required, pursuant to our partnership agreement, to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted”

Cash Flows

Cash Flows of Our Predecessor

The following table summarizes our predecessor’s net cash flows from operating, investing and financing activities and our cash and cash equivalents for the periods presented:

	Year ended December 31,		Three months ended March 31,
(in thousands of U.S. dollars)	2012	2013	2013	2014
Net cash used in operating activities	$(7,635)	$(42,083)	$(4,547)	$(18,696)
Net cash provided by (used in) investing activities	(61,709)	(30,726)	(25,952)	10,279
Net cash provided by financing activities	69,444	72,817	30,499	13,266

Increase (decrease) in cash and cash equivalents	100	8	—	4,849
Cash and cash equivalents, beginning of period	—	100	100	108

Cash and cash equivalents, end of period	$100	$108	$100	$4,957

Net Cash Used by Operating Activities

Net cash used in operating activities of our predecessor was $18.7 million and $4.5 million for the three months ended March 31, 2014 and 2013, respectively. Cash flows from operating activities reflect that the PGN FSRU Lampung has not yet been delivered and started operations. The increase in cash used by operating activities of $14.2 million for the three months ended March 31, 2014 compared to three months ended March 31, 2013 is principally due to higher construction contract expenses for the Mooring under the percentage of completion method and expenses incurred in preparation for this offering, which were partially offset by higher cash provided by changes in working capital. The cash flows from payments of the construction contract revenue begin in the second quarter of 2014. Please read note 17 to the unaudited condensed interim combined carve-out financial statements for the three months ended March 31, 2014 and 2013.

Net cash used by operating activities of our predecessor was $42.1 million and $7.6 million for the years ended December 31, 2013 and 2012, respectively. The increase in cash used by operating activities of $34.5 million for the year ended December 31, 2013 compared to 2012 is principally due to higher construction contract expenses for the Mooring under the percentage of completion method. In addition, administrative expenses increased in 2013 compared to 2012 principally due to the costs incurred in preparation for this offering.

Net Cash Used in Investing Activities

Net cash provided by investing activities of our predecessor was $10.3 million for the three months ended March 31, 2014 compared with net cash used in investing activities of $26.0 million for the three months ended March 31, 2013. The change in net cash provided by (used in) investing activities of $36.2 million between the periods was mainly a result of no scheduled shipbuilding contract payments in the first quarter of 2014 while there was a shipbuilding contract payment in the first quarter of 2013. Under the terms of the shipbuilding contract, we paid 10.0%, 20.0% and 10.0% of the contract price in 2011, 2012 and 2013, respectively, based on milestones in the construction. The final 60.0% payment and any payment for change orders are due in the second quarter of 2014 at delivery of the PGN FSRU Lampung. In addition, in the first quarter of 2013 there was a decrease in restricted cash of $10.7 million. The undrawn $10.7 million letter of credit as part of the $299 million Lampung facility replaced the need for this cash collateral.

Remaining payments for the contractual commitments for the PGN FSRU Lampung will be financed by the $299 million Lampung facility.

Net cash used by investing activities of our predecessor was $30.7 million and $61.7 million for the years ended December 31, 2013 and 2012, respectively. Net cash used in investing activities decreased by approximately $31 million for the year ended December 31, 2013 mainly due to fewer scheduled shipbuilding contract payments in 2013 than in 2012. In addition, in 2012 there was an increase in restricted cash of $9.9 million.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $13.3 million and $30.5 million for the three months ended March 31, 2014 and 2013, respectively.

The decrease in net cash provided by financing activities of $17.2 million was primarily due to repayment of $25.4 million of amounts from owners and affiliates and $48.5 million of promissory notes from owners and affiliates following the first drawdown of the $96 million on the $299 million Lampung facility during the first quarter of 2014. Prior to the drawdown, the financing for construction of the PGN FSRU Lampung and the construction contract expenses of the Mooring was principally provided by current amounts and promissory notes from owners and affiliates. Following the draw down of external financing and repayment of amounts from owners and affiliates, the amounts from owners and affiliates principally relate to intercompany trade payables settled in the normal course of business and are classified as part of cash flows from operations. During the first quarter of 2013, proceeds from amounts, loans and promissory notes from owners and affiliates was $35.8 million. The net distributions to the owner were $9.8 million and $5.3 million for the three months ended March 31, 2014 and 2013, respectively. In addition, debt issuance cost related to the $299 million Lampung facility of $9.3 million was paid during the first quarter of 2014.

As a result of the foregoing, cash and cash equivalents increased by $4.8 million and zero for the three months ended March 31, 2014 and 2013, respectively.

Net cash provided by financing activities was $72.8 million for the year ended December 31, 2013 compared with $69.4 million for the comparable period of 2012.

During 2013 and 2012, the financing for construction of the PGN FSRU Lampung and the construction contract expenses of the Mooring was principally provided by loans and promissory notes from owners and affiliates. Proceeds from lending from owners and affiliates were $116.7 million and $61.7 million for the years ended December 31, 2013 and 2012, respectively. Further, the PGN FSRU Lampung and the Mooring were not historically owned by a separate legal entity or organized as a discrete unit until late in 2013. Therefore, no separate cash operating accounts existed. As a result, certain cash flows from financing activities are reflected as contributions from or distributions to the owner, net in the historical combined carve-out statement of cash flows and the historical combined carve-out statement of equity. The net distributions to the owner were $35.3 million for the year ended December 31, 2013 and the net contributions from the owner were $7.8 million for the year ended December 31, 2012.

As a result of the foregoing, cash and cash equivalents increased by $8,000 and $100,000 for the year ended December 31, 2013 and 2012, respectively.

Borrowing Activities

Loans and Promissory Notes Due to Owners and Affiliates

The following table sets forth our predecessor’s loans and promissory notes due to owners and affiliates as of March 31, 2014:

(in thousands of U.S. Dollars)	As of March 31, 2014
$48.5 million Promissory note due to Höegh LNG Ltd.	$1,636
$101.5 million Promissory note due to Höegh LNG Ltd.	2,833
$40.0 million Promissory note due to Höegh LNG Ltd.	40,663

Loans and promissory notes due to owners and affiliates	$45,132

At the beginning of the fourth quarter of 2013, PT Hoegh became the owner of the construction in progress for the PGN FSRU Lampung and the unbilled construction contract income for the Mooring. As a result, promissory notes were entered due to Höegh LNG Ltd. of $48.5 million, $101.5 million and $40.0 million. All of the promissory notes and accrued interest are payable on demand. The $48.5 million and $101.5 million promissory notes bear interest at a fixed rate of 9.0% per year. As of December 31, 2013, the two promissory notes had outstanding balances of $49.5 million and $103.6 million, including outstanding interest of $1.0 million and $2.1 million, respectively. The $40.0 million promissory note bears interest at the three-month London Interbank Offered Rate (“LIBOR”) plus a margin of 3.2%. Such $40.0 million promissory note due to Höegh LNG will be transferred by Höegh LNG to our operating company in connection with the closing of this offering. Outstanding balance on the note was $40.7 million as of March 31, 2014, including accrued interest of $0.7 million.

On February 3, 2014, the $101.5 million Promissory note due to Höegh LNG Ltd. was converted to equity.

On March 5, 2014, we repaid the outstanding balance, including accrued interest, on the $48.5 million promissory note due to Höegh LNG Ltd.

$299 Million Lampung Facility

In September 2013, PT Hoegh LNG entered into a secured $299 million term loan facility and $10.7 million standby letter of credit facility (the “Lampung facility”) with a syndicate of banks and an export credit agency for the purpose of financing a portion of the construction of the PGN FSRU Lampung and the Mooring. The $10.7 million standby letter of credit facility supports guarantees to PGN for delivery obligations of the PGN FSRU Lampung and Mooring under the lease, operation and maintenance agreement. Höegh LNG is the guarantor for the facility. The facility will be drawn in installments as construction is completed. The term loan facility includes two commercial tranches, the PGN FSRU Lampung tranche and the Mooring tranche, and the export credit tranche. The interest rates vary by tranche.

As of December 31, 2013, the facility was undrawn. On March 4, 2014, PT Hoegh drew $96 million of the Lampung facility, of which $28.4 million, $32.1 million and $35.5 million was drawn on the PGN FSRU Lampung tranche, the Mooring tranche and the export credit tranche, respectively. On April 8, 2014, the Company drew $161.1 million of the $299 million Lampung facility, of which $18.0 million and $143.1 million was drawn on the FSRU tranche and export credit tranche, respectively.

The PGN FSRU Lampung tranche of $58.5 million has an interest rate of LIBOR plus a margin of 3.4%. The interest rate for the export credit tranche of $178.6 million is LIBOR plus a margin of 2.3%. The PGN FSRU Lampung and the export credit tranche require principal and interest payments beginning three months after the earlier of October 31, 2014 and 90 days after the final acceptance date of the PGN FSRU Lampung by the charterer. The PGN FSRU Lampung tranche is repayable quarterly over seven years with a final balloon payment of $29.2 million. The export credit tranche is repayable in quarterly installments over 12 years assuming the balloon payment of the PGN FSRU Lampung tranche is refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance upon maturity of the PGN FSRU Lampung tranche.

The Mooring tranche of $61.9 million bears interest at a rate equal to LIBOR plus a margin of 2.5%. The tranche is repayable at the earliest of March 18, 2015, following the acceptance by the charterer of the Mooring or three months after the date of the Mooring declaration as defined in the PGN FSRU Lampung time charter.

Commitment fees are 1.4%, 0.9% and 1.0% of the undrawn portions of the PGN FSRU Lampung tranche, the export credit tranche and the Mooring tranche, respectively.

The primary financial covenants under the Lampung facility are as follows:

•

PT Hoegh must maintain a minimum debt service coverage ratio of 1.10:1.00 for the preceding nine-month period tested beginning from the second quarterly repayment date of the export credit tranche and on each quarterly repayment date thereafter;

•	Höegh LNG’s book equity must be greater than the higher of (i) $200 million and (ii) 25.0% of total assets; and

•	Höegh LNG’s free liquid assets (cash and cash equivalents or available draws on credit facilities) must be greater than $20 million.

Höegh LNG, as guarantor, has issued the following guarantees related to the Lampung facility: (a) an unconditional and irrevocable on-demand guarantee for all amounts due under the financing agreements, to be released after the date falling 180 days after acceptance of the PGN FSRU Lampung under the time charter subject to the relevant terms and conditions being met; (b) an unconditional and irrevocable on-demand guarantee for the repayment of the balloon repayment installment of the PGN FSRU Lampung tranche callable only at final maturity of the PGN FSRU Lampung tranche; (c) an unconditional and irrevocable on-demand guarantee for PT Hoegh’s obligation to ensure the required balance is in the debt service reserve account on the eighth repayment date (or such earlier date as is applicable if an event of default occurs); (d) an unconditional and irrevocable on-demand guarantee for all amounts due in respect of the export credit agent in the event that the export credit agent exercises its prepayment right for the export credit tranche if the PGN FSRU Lampung tranche is not refinanced; and (e) an undertaking that, if the time charter is terminated for an event of vessel force majeure, that, under certain conditions, a guarantee will be provided for the outstanding debt, less insurance proceeds for vessel force majeure. In addition, all project agreements and guarantees are assigned to the bank syndicate and the export credit agent and all project accounts and the shares in PT Hoegh and Höegh Lampung are pledged in favor of the bank syndicate and the export credit agent.

The Lampung facility contains customary covenants that limit, among other things, the ability of PT Hoegh to change its business, sell or grant liens on its property including the PGN FSRU Lampung, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions, enter into intercompany transactions and make distributions.

The Lampung facility requires cash reserves that are held for specifically designated uses, including working capital, operations and maintenance and debt service reserves. Distributions are subject to “waterfall” provisions that allocate project revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) with the remaining cash being distributable only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical debt service coverage ratio, no default or event of default then continuing or resulting from such distribution and Höegh LNG not being in breach of the financial covenants applicable to it.

The Lampung facility identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of the PGN FSRU Lampung. The Lampung facility contains customary events of default such as:

•	change of ownership;

•	inaccuracy of representations and warranties;

•	failure to repay principal and interest;

•	failure to comply with the financial or insurance covenants;

•	cross-default to other indebtedness held by Höegh LNG or PT Hoegh;

•	bankruptcy and other insolvency events at Höegh LNG or PT Hoegh;

•	occurrence of certain litigation events at Höegh LNG or PT Hoegh;

•	the occurrence of a material adverse effect in respect of Höegh LNG, PT Hoegh or the charterer;

•	breach of O&M agreement by O&M operator;

•	termination or breach of the charter; and

•	cross-default to certain material project contracts.

Sponsor Credit Facility with Höegh LNG

In connection with this offering, we expect to enter into a $85 million sponsor credit facility with Höegh LNG. The sponsor credit facility is available for three years, unless otherwise terminated due to an event of default. Interest on drawn amounts is payable quarterly at LIBOR plus a margin of 4.0%. Additionally, we will pay a 1.4% annual commitment fee, payable quarterly, to Höegh LNG on undrawn available amounts under the sponsor credit facility. Drawings on the sponsor credit facility are subject to customary conditions precedent, including absence of a default or event of default and accuracy of representations and warranties in all material respects.

The sponsor credit facility identifies various events of default that may trigger acceleration and cancellation of the facility, such as:

•	failure to repay principal and interest;

•	inaccuracy of representations and warranties;

•	cross-default to other indebtedness held by us or our subsidiaries; and

•	bankruptcy and certain other insolvency events.

Joint Ventures Debt

The debt of our joint ventures is not consolidated on our predecessor’s historical combined carve-out financial statements, but it is included as a component in “Investment in and advances to joint ventures” on our predecessor’s historical combined carve-out balance sheet in accordance with the equity method of accounting.

Loans Due to Owners (Shareholder Loans).    The loans due to owners consist of shareholder loans where the principal amounts, including accrued interest, are repaid based on available cash after servicing of long-term bank debt. As of December 31, 2013 and March 31, 2014, our 50.0% share of the outstanding balance was $24.5 million and $22.9 million, respectively. The shareholder loans are due not later than the 12th anniversary of the delivery date of each FSRU. The GDF Suez Neptune and the GDF Suez Cape Ann were delivered November 30, 2009 and June 1, 2010, respectively. The shareholder loans are subordinated to the long-term bank debt, consisting of the Neptune facility and the Cape Ann facility (described below). Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of our joint ventures. The shareholder loans bear interest at a fixed rate of 8.0% per year. Höegh LNG has loaned 50.0% of the outstanding balance and the other joint venture partners have, on a combined basis, an equal amount of shareholder loans outstanding at the same terms to each of our joint ventures. Höegh LNG’s shareholder loans will be transferred to us in connection with this offering.

The shareholder loans have financed part of the construction of the vessels and operating expenses until the delivery and commencement of operations of the GDF Suez Neptune and the GDF Suez Cape Ann. In 2011, our joint ventures began repaying principal and a portion of the interest expense based on available cash after servicing of the external debt. The quarterly payments include a payment of interest for the first month of the quarter and a repayment of principal. Interest is accrued for the last two months of the quarter for repayment in the latter years of the loans. Since the shareholder loans are subordinated to long-term bank debt, the repayment plan is subject to quarterly discretionary revisions based on available cash after servicing of the long-term bank debt.

Neptune Facility.     In December 2007, our joint venture owning the GDF Suez Neptune, as the borrower, entered into a $300 million secured facility with a syndicate of banks as long term financing of the construction of the GDF Suez Neptune (the “Neptune facility”). As of December 31, 2013 and March 31, 2014, our 50.0% share of the outstanding balance was $133.7 million and $132.5 million, respectively. The facility is secured with a first priority mortgage of the GDF Suez Neptune, an assignment of its rights under the time charter and a pledge of the borrower’s cash accounts. Höegh LNG and the other owners of the borrower have provided a negative pledge of shares in the borrower as security for the facility. In addition, Höegh LNG and MOL guarantee funding of drydocking costs and remarketing efforts in the event of an early termination of the charter.

The Neptune facility is repayable in quarterly installments over 12 years with a final balloon payment of $165 million due in April 2022. The Neptune facility bears interest at a rate equal to three month LIBOR plus a margin of 0.5%. The syndicate of banks also provides interest rate swap contracts to the borrower, which are not reflected in the LIBOR rate for the facility.

There are no financial covenants in the Neptune facility, but certain other covenants and restrictions apply. The borrower is required to maintain insurance coverage for damage to the FSRU equivalent to 120.0% of the aggregate outstanding loan balance and loss of hire insurance. The borrower must maintain cash accounts with the syndicate of banks for its operating account and restricted cash for debt service for the next 6 months, including interest payment on the facility and associated interest rate swap contracts and certain distribution accounts. Cash in the operating account from hire rates will be applied for the following purposes in the following order; first, to pay operating costs, insurance, taxes and technical management fees; second, to transfer funds to the restricted cash account for debt service until reserve requirements are met; finally, to transfer funds to certain distribution accounts. Certain conditions apply to making distributions from the distribution accounts, including meeting a 1.20 historical and projected debt service coverage ratio, no event of default then continuing and debt service reserve and retention accounts are fully funded. The facility agreement limits the borrower’s ability to raise additional debt, enter into certain material transactions and make guarantees.

The Neptune facility identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of the GDF Suez Neptune. The Neptune facility contains customary events of default such as:

•	change of ownership;

•	inaccuracy of representations and warranties;

•	failure to repay principal and interest;

•	cross-default to other indebtedness held by the borrower;

•	bankruptcy and other insolvency events related to the borrower; and

•	termination or breach of the charter.

Cape Ann Facility.    In December 2007, our joint venture owning the GDF Suez Cape Ann, as the borrower, entered into a $300 million secured facility with a syndicate of banks as long term financing of the construction of the GDF Suez Cape Ann (the “Cape Ann facility”). As of December 31, 2013 and March 31, 2014, our 50.0% share of the outstanding balance was $137.1 million and $135.9 million, respectively. The facility is secured with a first priority mortgage of the GDF Suez Cape Ann, an assignment of its rights under the time charter and a pledge of the borrower’s cash accounts. Höegh LNG and the other owners of the borrower have provided a negative pledge of shares in the borrower as security for the facility. In addition, Höegh LNG and MOL guarantee funding of drydocking costs and remarketing efforts in the event of an early termination of the charter.

The Cape Ann facility is repayable in quarterly installments over 12 years with a final balloon payment of $165 million due in October 2022. The Cape Ann facility bears interest at a rate equal to three month LIBOR plus a margin of 0.5%. The syndicate of banks also provides interest rate swap contracts to the borrower, which are not reflected in the LIBOR rate for the facility.

There are no financial covenants in the Cape Ann facility, but certain other covenants and restrictions apply. The borrower is required to maintain insurance coverage for damage to the FSRU equivalent to 120.0% of the aggregate outstanding loan balance and loss of hire insurance. The borrower must maintain cash accounts with the syndicate of banks for its operating account and restricted cash for debt service for the next 6 months, including interest payment on the facility and associated interest rate swap contracts and certain distribution accounts. Cash in the operating account from hire rates will be applied for the following purposes in the following order; first, to pay operating costs, insurance, taxes and technical management fees; second, to transfer funds to the restricted cash account for debt service until reserve requirements are met; finally, to transfer funds to certain distribution accounts. Certain conditions apply to making distributions from the distribution accounts, including meeting a 1.20 historical and projected debt service coverage ratio, no event of default then continuing and debt service reserve and retention accounts are fully funded. The facility agreement limits the borrower’s ability to raise additional debt, enter into certain material transactions and make guarantees.

The Cape Ann facility identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of the GDF Suez Cape Ann. The Cape Ann facility contains customary events of default such as:

•	change of ownership;

•	inaccuracy of representations and warranties;

•	failure to repay principal and interest;

•	cross-default to other indebtedness held by the borrower;

•	bankruptcy and other insolvency events related to the borrower; and

•	termination or breach of the charter.

Contractual Obligations

The following table sets forth our predecessor’s contractual obligations for the periods ended as of December 31, 2013:

	Payments Due by Period
(in thousands of U.S. Dollars)	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
PGN FSRU Lampung expenditure	$161,001	$161,001	$—	$—	$—
Mooring expenditures	31,871	31,871	—	—	—

Total	$192,872	$192,872	$—	$—	$—

Off-Balance Sheet Arrangements

As of December 31, 2013 and March 31, 2014, there were no off-balance sheet arrangements.

Critical Accounting Estimates

The preparation of our combined carve-out financial statements and of the combined financial statements of our joint ventures in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by us that are considered to involve a higher degree of judgment in their application. Please read note 2 to the historical audited combined carve-out financial statements included elsewhere in this prospectus.

Construction Contract Revenue and Related Expenses

Revenue on construction contracts are recognized under the percentage of completion method using the ratio of costs incurred to estimated total costs. It is our judgment that until a construction contract reaches at least 25.0% completion, there may be insufficient information to determine the estimated profit with a reasonable level of certainty to recognize a margin on the contract. Revenue from contract change orders, if any, is recognized when the owner has agreed to the change order in writing. Provisions are recognized in the consolidated statements of operations for the full amount of estimated losses on uncompleted contracts whenever evidence indicates that the estimated total cost of a contract exceeds its estimated total revenue. All contract costs, including those associated with change orders, are recorded as incurred, and revisions to estimated total costs are reflected as soon as the obligation to perform is determined. Contract costs consist of direct costs on contracts, including labor and materials and amounts payable to subcontractors and interest.

The accuracy of our revenue and recognition of a margin in a given period is dependent on the accuracy of our estimates of the cost to complete each project. The main factors that can contribute to changes in estimates of contract cost include: a) the accuracy of the estimated costs in tendering the original bid at a fixed price, b) higher costs due to weather and other delays and c) subcontractor performance issues. These factors may cause fluctuations in the profit margin on the construction contract between periods. As the percentage of completion method relies on the substantial use of estimates, estimates may be revised throughout the life of a construction contract. The construction cost incurred and estimates to complete on construction contracts are reviewed, at a minimum, on a quarterly basis, as well as when information becomes available that would necessitate a review of the current estimate. Adjustments to estimates for a contract’s estimated costs at completion and estimated profit or loss often are required as experience is gained, and as more information is obtained, even though the scope of work required under the contract may not change. The impact of such changes to estimates is made on a cumulative basis in the period when such information has become known. Delays in delivery can also result in delay liquidating damages that would be payable by us to our charterer.

Time Charter Revenue Recognition

Revenue arrangements include the right to use FSRUs for a stated period of time that meet the criteria for lease accounting, in addition to providing a time charter service element. The lease element of time charters that are accounted for as operating leases and any upfront payments for amounts reimbursed by the charterer are recognized on a straight-line basis over the term of the charter. The lease element of time charters that are accounted for as direct financing leases is recognized over the charter term using the effective interest rate method and is included in time charter revenues. Direct financing leases are reflected on the balance sheets as net investments in direct financing leases. The PGN FSRU Lampung time charter will be accounted for as a financial lease.

Evaluation of whether a time charter should be accounted for as an operating or financial lease requires use of judgment. Our evaluations of each time charter requires that we estimate the fair value of our FSRUs, the estimated useful lives of those vessels, whether the option price, if any, represents a bargain purchase option, whether options to extend the time charter are reasonably assured and other factors.

The impact of the change in such estimates could impact our evaluation of the accounting for the time charters as operating or financial leases. Operating leases recognize revenues on a straight-line basis as time charters are paid while financial leases use the effective interest method. Under the effective interest method, part of the payment is reflected as a repayment of the net investment in the direct financing lease (receivable). As a result, the revenue component of a direct financial lease shows a declining profile over time. However, the cash flows from time charters are not impacted by the accounting treatment applied.

Our time charters may include provisions for the charterer to make upfront payments for fees for certain vessel modifications, drydocking costs or other additions to equipment or spare parts.

Fees for modifications or other additions to equipment are deferred and amortized over the shorter of the remaining charter period or the useful life of the additions. Payments of fees for reimbursement of drydocking costs are recognized on a straight-line basis over the period to the next drydocking, which is generally five years.

Estimated Useful Lives

The estimated economic life of our FSRUs is 40 years. Depreciation of FSRUs is calculated on a straight-line basis using our estimated useful life, less the estimated residual value. Our estimated useful life represents our best estimate of the period we will use the vessel, while the estimated economic life may involve periods an asset will be used by others. Our business model is to provide time charters of five years or more. Charterers tend to prefer newer vessels for long-term charters. Accordingly, we have estimated that the estimated useful life, or depreciable life, to us is 35 years.

Recent Accounting Pronouncements

There are no recent accounting pronouncements, the adoption of which would have a material impact on the combined financial statements in the current year or that are expected to have a material impact on the combined carve-out financial statements in future years.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including interest rate and foreign currency exchange risks.

Interest Rate Risk

Interest rate swap contracts can be utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on our outstanding floating rate debt. As of December 31, 2013 and 2012, there were no interest rate swap contracts for the PGN FSRU Lampung’s activity. On March 17, 2014, we entered into forward-starting interest rate swaps related to the Lampung facility with a nominal amount of $237.1 million, which have the effect of converting interest payments from floating to a fixed rate of 2.80% and which were designated as cash flow hedges for accounting purposes. Please read note 14 to our predecessor’s historical unaudited condensed interim combined carve-out financial statements.

As of March 31, 2014, the following interest rate swap agreements were outstanding:

(in thousands of U.S. dollars)	Interest rate index	Notional amount	Fair value carrying amount liability	Term	Fixed interest rate (1)
LIBOR-based debt
Interest rate swaps (2)	LIBOR	$237,100	$(3,466)	Sept 2026	2.8%

1)	Excludes the margins paid on the floating-rate debt.
2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

Our joint ventures have utilized interest rate swap contracts as described in note 13 to our joint ventures’ historical audited combined financial statements.

Foreign Currency Risk

All revenues, financing, interest expenses from financing and most expenditures for our assets are denominated in U.S. Dollars. Certain operating expenses can be denominated in currencies other than U.S. Dollars. For the three months ended March 31, 2014 and 2013 and for the years ended December 31, 2013 and 2012, no derivative financial instruments have been used to manage foreign exchange risk.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables and derivative contracts (interest rate swap contracts), if applicable. The maximum exposure to loss due to credit risk is the book value at the balance sheet date. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the customers’ financial condition. In addition, time charters generally require the payment of the time charter hire rates on the first banking day of the month of hire, which limits the risk of non-performance. We have made advances for the construction of the PGN FSRU Lampung to HHI. The ownership of the PGN FSRU Lampung is transferred from the yard to us at delivery. The credit risk of the advances is, to a large extent, reduced through irrevocable refund guarantees issued by banks. As of March 31, 2014, cumulative installment payments made to HHI amounted to approximately $101.2 million for the PGN FSRU Lampung under construction. In addition, we have made advances for the construction of the Mooring of approximately $40.7 million as of March 31, 2014, which do not have bank guarantees and would be subject to loss if the contractor failed to deliver.

INDUSTRY

All of the information and data presented in this section has been provided by Fearnley Consultants AS, or Fearnley Consultants. Fearnley Consultants has provided us certain statistical and graphical information contained in this prospectus. Fearnley Consultants has advised that the statistical and graphical information contained herein is drawn from its database and other sources. We do not have any knowledge that the information provided by Fearnley Consultants is inaccurate in any material respect. In connection therewith, Fearnley Consultants has advised that: (i) certain of the information provided is based on estimates or subjective judgments, (ii) the information in the databases of other shipping data collection agencies may differ from the information in Fearnley Consultants’ database and (iii) while Fearnley Consultants has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data collection is subject to limited audit and validation procedures.

Overview of the Natural Gas Market

Natural gas is projected to be the fastest growing of the fossil fuels—with demand rising at an average of 1.9% per year from 2012 to 2035 according to the “BP Energy Outlook,” January 2014 edition. Industrial use and power generation account for the largest incremental increases to projected demand by sector.

For many consumers, natural gas is a very cost competitive energy source. As natural gas is viewed as having the lowest environmental impact of the hydrocarbon fuels, it has become the preferred fuel for the electric power and industrial sectors in many parts of the world. Additionally, it is finding increasing application as a transportation fuel, replacing traditional transportation fuels. The low carbon intensity and clean burning characteristics of natural gas are helping to achieve policy goals for reductions in greenhouse gases and particulate emissions globally.

The consumption of natural gas is expected to grow for a number of reasons, including:

•	global economic growth, which is expected to lead to additional energy demand;

•	natural gas being viewed as more environmentally friendly than other fossil fuels;

•	the availability of large reserves of natural gas that can be extracted and brought to market at competitive prices; and

•	further market deregulation that allows natural gas to compete more effectively on economic grounds with other fuel types.

The graph below shows projected world energy consumption by fuel type:

Source: BP Statistical Review of World Energy 2013 and BP Energy Outlook 2035: January 2014 edition.

Introduction to Liquefied Natural Gas

The LNG trade developed from a need to transport natural gas over long distances with greater flexibility than is allowed by its movement via pipelines. Condensing natural gas into liquid form reduces its volume by a factor of over 600, making LNG an efficient means of transporting and storing natural gas in significant quantities. LNG’s share of internationally traded natural gas has grown in importance, accounting for 31% of natural gas traded internationally in 2013. LNG exports are expected to grow more than twice as fast as overall natural gas consumption, at an average of 3.9% per year from 2012 to 2035 according to the “BP Energy Outlook.”

LNG is natural gas (predominantly methane (CH4)) that has been converted to liquid form by cooling it to -160 degrees centigrade under compression.

The processing of natural gas, transportation of LNG and regasification process requires specialized technologies, complex liquefaction processes and cryogenic materials. The specially built carriers in which LNG is transported have heavily insulated cargo tanks that maintain cryogenic temperatures by allowing a small portion of LNG to evaporate as boil-off gas.

LNG projects are capital intensive. LNG project sponsors are typically large international oil and gas companies often partnering with national oil and gas companies on the export side of the chain. The importers of LNG are typically large, regulated natural gas companies or power utilities. The diagram below shows the flow of natural gas and LNG from production to regasification:

LNG Supply

Global LNG production and exports have grown significantly over the last two decades, surpassing 100 million metric tons (“mt”) in 2000 before climbing to approximately 238 million mt in 2013. Global exports are expected to continue to grow over the next decade, with a number of projects due to come on-stream. As of January 2014, there were 90 liquefaction process units (often called trains) in 18 LNG exporting countries with an aggregate capacity of over 280 million metric tons per annum (“mtpa”), and as of May 2014, Papua New Guinea has become the 19th exporting country. There are several reasons for the surplus of capacity over exports, including plant maintenance, declining or shortage of gas supply and plant age. Aggregate LNG production capacity under construction for completion by the end of 2020 is over 110 million mtpa. The following chart shows existing LNG exporting and importing countries globally, as well as countries that are expected to become exporters of LNG:

LNG Importing and Exporting Countries

Source: Fearnley LNG January 2014.

Since 2006, Qatar has been the largest exporter of LNG, accounting for approximately 78 mt or 33% of global LNG exported in 2013. Other major exporters and exported volumes in 2013 include Malaysia (approximately 24 million mt), Australia (approximately 22 million mt) and both Indonesia and Nigeria (approximately 17 million mt each). Some exporters have seen their LNG production fall as reserves have been depleted. In some cases, such as Oman and Egypt, natural gas has been diverted away from LNG facilities to supply local requirements.

The graph below shows LNG production by region and year since 1970. For the first time since 1980, LNG production declined in 2012 and 2013. The graph does not show re-exported LNG volumes in 2013 which, if included, would result in overall LNG trade movements similar to the level of 2012.

Source: BP Statistical Review 2004-2012 and Fearnley LNG.

LNG production is expected to grow significantly in the next decade. In May 2014, LNG production commenced in Papua New Guinea to be followed shortly thereafter by production from the first of the new greenfield projects in Australia, where over 60 million mtpa of capacity is currently under construction and expected to come on-stream before the end of 2017. This is expected to be supplemented by the production of LNG from several projects situated along the U.S. Gulf Coast, the first of which is planned to be on-stream in early 2016. Of particular significance is the fact that much of the new LNG production export capacity planned or under construction from the U.S. and Canada is based on the supply of unconventional gas sources especially that sourced from coal bed methane (“CBM”) and shale gas deposits. The development of LNG export projects in the U.S. and Canada may have a particularly significant impact on demand for floating LNG (“FLNG”) infrastructure. This is due to the fast track development potential, cost levels and flexibility FLNG gives for siting a plant. FLNG could also be modularized, using several FLNG units to reach production targets, for an export plant development. As recently as six years ago, North America was expected to be an importing region for LNG. Instead, the U.S. and Canada may well become significant exporting countries by 2020. Additionally, Mozambique and Tanzania are promoting large LNG export projects, and Russia has several projects planned and under development.

The large capacity of several newly proposed land based LNG production projects reflects the need to achieve economies of scale, which requires substantial capital investment. This has prompted increased interest in FLNG production, which often has lower capital requirements. FLNG projects are under construction in Australia, Columbia and Malaysia and under consideration in several locations around the world, especially in Australian, Indonesian and Malaysian waters. FLNG is now a more widely accepted means of monetizing small gas reserves that would not justify land based plants.

LNG Demand

Countries with LNG import facilities increased from 12 in 2000 to 29 in 2013. As of January 2014, there were approximately 100 import terminals with a combined import capacity of over 650 million mtpa.

The chart below shows the main LNG importing countries or regions and their developments in importing volumes:

Annual LNG Imports by Country/Region (2008—2013)

(BCF/Year)

Source: BP Statistical Review 2008 and Fearnley LNG 2013.

Asia has been, and is expected to remain, the major demand region for LNG. Lack of local energy resources within countries like Japan, Korea and Taiwan gave rise to the LNG business and in 2013, these three countries accounted for close to 60% of global LNG demand. India and China, which together accounted for approximately 13% of global LNG imports in 2013, are also expected to increase their imports significantly over the next decade.

By contrast, LNG demand in both Northern and Southern Europe has stagnated in the last two years, due to the economic recession coupled with more pipeline gas availability and increased imports of coal for power generation. One consequence of this, but also a new development in LNG trading and commerce due to the increasing commoditization of LNG, is that re-export of LNG from import terminals in Europe (and other places) is now taking place on a regular basis. Much of this LNG is being re-exported to South America and Asia, where recent prices have been consistently higher than in Europe.

In North America, robust growth in domestic shale gas production has significantly reduced imports of LNG. Most U.S. based LNG import terminals have applied for permission to become exporters. Mexican LNG imports have been growing, and Mexico now has three import terminals in operation serving local markets.

The Caribbean remains a small importer of LNG, with approximately 2 million mtpa of the aggregate Caribbean import capacity in 2013 being consumed by the Dominican Republic and Puerto Rico, with both countries expected to increase their LNG consumption.

South American countries Argentina, Brazil and Chile, collectively, accounted for approximately 5% of global LNG imports in 2013, and their combined imports are expected to grow. In 2015, Uruguay is expected to join these countries with its first LNG imports via FSRU, as in Brazil and Argentina.

The development of new, smaller and/or niche markets for LNG is further driving growth. For example, Kuwait and Dubai both import LNG seasonally and utilize FSRU technology to meet power demands. Additionally, Thailand, Singapore, Indonesia and Malaysia have established LNG import facilities, while countries like Vietnam, Philippines and United Arab Emirates are also considering LNG importation. Some potential new markets for LNG may not have existing natural gas infrastructure in place today. Floating infrastructure may, therefore, be a well suited import solution for these markets.

One of the key drivers of the international trade of LNG has been the variation in prices by region. Gas markets have tended to be subject to considerable regulatory intervention, which has impacted pricing, and different markets have placed different values on natural gas. At one end of the scale is the U.S. where gas prices are not subject to regulation and the price of gas is set according to supply and demand dynamics at various trading hubs across the continent. In contrast, Japan has no natural gas resources of its own and has to import LNG. In Japan, LNG is seen as being an alternative to imported crude oil and LNG has historically been priced by linkage to the price of imported oil. Europe is somewhat of a hybrid case, where long term imported gas is most often priced with reference to crude oil and oil product prices but competes at the margin with spot supplies of gas, including imported LNG.

The graph below shows mid-week natural gas prices from February 2011 to May 2014 in Europe (represented by prices at the National Balancing Point (“NBP”) in the UK), the U.S. (represented by the Henry Hub prices) and Japan/Korea (represented by the Far East DES market). Demand in the Japan/Korea market is mostly covered by LNG imports, while Europe and North America also have domestic natural gas production.

Source: Fearnley LNG May 2014.

In addition to developments in demand for natural gas, specific demand for LNG can be affected by short and/or long term drivers. Short-term demand for LNG is typically driven by the following:

Weather.    A proportion of natural gas demand and, hence, LNG demand, is based on heating or cooling needs. Therefore, colder or warmer than normal weather will increase natural gas demand. Limited rain (less hydropower) may also increase demand for alternatives like LNG.

Changes in Energy Supply Sources.    All countries or regions operate with a portfolio of energy sources and this diversity provides for substitution of alternative energy sources in the event of disruption or failure of supply from an existing source.

Availability and Prices.    The location of LNG supplies and the ability to compete with pipeline gas or other energy carriers in terms of price affects LNG demand.

Short and long-term demand for LNG can also be driven by unforeseen events like natural disasters, changes in policy/political changes, supply disruptions or sudden changes in the energy mix used in the region.

Long-term demand for LNG is typically driven by the following:

•	Economic Growth in LNG Importing Countries. This will remain the primary driver for increased natural gas use and, therefore, LNG demand.

•	The Environment. The push for improved air quality and reduced greenhouse gas emissions has operated to the benefit of LNG compared to other fossil fuels.

•	Policy Decisions. Government policy has a major role to play in the determination of a country’s mix of energy resources.

•

Declining Supplies of Alternatives.    LNG has found application in replacing indigenous natural gas supplies. This is especially noticeable in Indonesia and Malaysia (but is also present in other countries and regions), where domestic gas demand now needs to be fulfilled by LNG, potentially accelerating the development of FSRU solutions;

•

Perception of Availability.    As long as gas reserves are perceived as being abundant, the impetus for development of LNG commerce is inevitably raised. In North America, the shale gas revolution has created significant pressure for the development of LNG exports;

•

Delinkage from Oil Pricing.    The abundance of shale gas in the U.S. priced on the basis of the Henry Hub, which is priced independently of oil, has now presented the opportunity for LNG buyers to purchase LNG that is at a price reflective of market levels of supply and demand instead of being priced as a percentage of its crude oil thermal equivalent.

LNG Trade

A combination of factors is expected to drive the expansion of the LNG trade, which exceeded 100 million mt in year 2000 and is projected by several oil majors to surpass 350 million mt by the end of 2020. LNG demand closely parallels LNG supply, but seasonal imbalances and unforeseen events give rise to spot market trading and diversion of cargoes to centers of short term demand. As the highest number of consumers are located in the northern hemisphere, this area tends to see more diversion of LNG cargoes to meet peak market demand in this area during the winter. During summer months in the northern hemisphere, demand is lower and LNG cargoes are diverted to regions with higher demand during this period like Argentina, Kuwait and Taiwan.

Traditionally, LNG was a point to point trade, using dedicated carriers and assets serving dedicated contracts with little to no deviation (or ability to deviate) over the contract period. More recently, increasing volumes of LNG are becoming destination flexible, instead of being dedicated to point-to-point trade. The chart below shows major natural gas trade routes in 2006 and in 2013.

In 2006, the pattern of trade movements reflected, to a significant degree, the long term charters and contract structures in place in the market. There was a clear separation between east of Suez and west of Suez markets, with the notable exception of Qatari LNG, which was sold into both market regions. The lack of arbitrage opportunities essentially meant that spot LNG would obtain the highest value in the market closest to its origin. The high price of natural gas in the U.S. resulted in this becoming the most attractive market for mainly west of Suez marginal LNG and in mid-2006, the equivalent of over 20 million mtpa of LNG was being imported to the four active U.S. LNG import facilities. In 2013, the position changed considerably. Natural gas use has increased, infrastructure has been built, the spot market for LNG has continued to grow and, most significantly, shale gas production in the U.S. has displaced the need for importing LNG into the U.S. LNG imports have been fast-tracked to countries such as Argentina, Brazil and Chile often using FSRUs. South America had five terminals in 2013, four of them being FSRU based and one being a floating storage unit (“FSU”), adding a total of over 8 million mt to global LNG demand. Furthermore, an increasing amount of LNG is being sold in the short-term and spot market. The increased size of the LNG industry, greater worldwide availability of regasification facilities, customers and shipping, together with other developments, such as the development of FSRUs which can be moved from one demand center to another, has helped create more physical flexibility in the LNG trade, but also more confidence among investors and financiers in the LNG industry.

Extra production contingency is incorporated in the design of liquefaction plants. Therefore, liquefaction plants often have spare production capacity that can be used to generate more LNG cargoes for sale, if needed. Spare production may not be controlled by long-term buyers and may be available for sale to third parties. Some older LNG plants have finished their long term agreements and then become free to market their volumes to other buyers. These developments have spawned a spot and short-term market for LNG that accounted for around 27% of global trade in 2013, according to the International Group of Liquefied Natural Gas Importers (“GIIGNL”).

A major development in this area is the advent of portfolio players such as Royal Dutch Shell plc, BG Group plc and BP plc, each of whom have access to multiple sources of LNG and control fleets of carriers that they can direct to deliver volumes to markets on a global basis. These developments have allowed marginal LNG to be diverted into markets with higher prices. LNG buyers have also found ways to resell, re-export or divert cargoes into the open market, providing greater liquidity of LNG and opportunities for traders, who are relatively recent participants in LNG commerce. These developments are significant for FSRU projects, which may depend on availability of destination flexible LNG for early sourcing of cargoes.

New or improved trade routes are expected to influence LNG logistics and commerce in future years. The expansion of the Panama Canal will give Asian and Chilean buyers access to U.S. Gulf Coast sourced LNG and encourage further export terminal development in the U.S. In addition, the Northern Sea Route is likely to provide Asian importers access to LNG from projects such as Yamal LNG in Russia. Exports along Canada’s Pacific coast are expected to create new trade routes to Asia.

Floating Regasification Vessels

Traditionally, the import of LNG and its regasification has been done in land based terminals. However, the interest in and use of floating import and regasification solutions is increasing.

Floating regasification vessels may be called shuttle and regas vessels (“SRVs”) or LNG regas vessels (“LNGRVs”) but are more commonly referred to as FSRUs or Floating Storage and Regasification Units. FSRU technology represents a flexible, proven, expedient and cost effective means of allowing countries or regions to import LNG. At the end of May 2014, the global fleet of FSRUs comprised 19 units, with another 7 under construction and expected to be delivered by the end of 2016.

The underlying technology used in an FSRU is that of heat exchange between LNG and a warm fluid resulting in vaporization of the LNG into the gaseous state for delivery to shore. The fluid may either be seawater—often referred to as open loop vaporization—or recirculated water heated by a natural gas fired boiler on the FSRU itself—often referred to as closed loop vaporization. Vaporization capacity varies by vessel and is typically specified as a combination of continuous vaporization capacity (base capacity) and peak vaporization capacity (peak capacity). The vaporized LNG is replenished by delivery of LNG into the FSRU from feeder vessels.

Key benefits of FSRU technology include:

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Speed.    Planning, siting, permitting and constructing a traditional, land based LNG terminal typically requires five to six years. In comparison, FSRU projects typically take less than 24 months to execute, and have been implemented in as little as six months.

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Reduced Costs.    FSRUs are considerably less capital intensive than a land based LNG terminal, where even small terminals can cost upwards of $600 million. More importantly, the providers of FSRUs are prepared to retain ownership of their vessels and charter them to the importing company for a short, medium or long term period, avoiding the need for major capital outlays and corresponding financing requirements.

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Greater Cost Certainty.    An importer has greater clarity on fees for regasification services and delivery of gas with an FSRU as compared to a land based LNG terminal, which may be more likely to face construction cost overruns and uncertainty around terminal throughput fees.

•	Operational Flexibility. FSRU operators have entered into agreements as short as three years, whereas land based LNG terminals often require long term commitments of 15 years or more.

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Market Flexibility.    Some FSRUs can also be operated as conventional LNG carriers and owners have been prepared to build such vessels on a speculative basis. This has made FSRU technology flexible in terms of being generic and able to meet different market needs and finding solutions to terminal location challenges.

However, FSRUs are not without limitations and constraints. Land-based terminals typically have larger storage capacity and potentially larger gas send out capacities than FSRUs, especially FSRUs that are a result of LNG carrier conversions. This disadvantage could be partially mitigated by using multiple FSRUs. Greater storage capacity of land-based terminals facilitate faster cargo offload in a situation when storage tanks are partially full. The boil-off rate of an FSRU is higher than that of a land based terminals, and boil-off gas that cannot be used for fuel or regas purposes has to be flared in the gas combustion unit. The limitations on the physical size of an FSRU prevent it from having as much redundancy of vaporization equipment as a land-based terminal. As a result, an FSRU is more vulnerable to equipment outages, and thus requires the FSRU provider to hold very high standards regarding operations and maintenance. A technical problem with an FSRU could require a visit to drydock, which would result in a loss of service.

Demand for FSRUs

Demand for FSRUs derives from LNG importers wishing to implement a quick and flexible LNG import solution due to demand growth expectations. FSRUs can be a long-term solution or a short-term solution that is replaced by a land based plant over time.

Whereas land-based LNG terminals are typically targeted at supplying larger baseload volumes of regasified LNG to a market, FSRUs tend to be more focused on smaller markets or markets with fluctuating demand or seasonality. For example in the case of Kuwait, LNG importation through an FSRU is undertaken to meet the peak power demand during the summer. In Tianjin, China, an FSRU is utilized to meet winter demand peaks, while in Brazil, LNG import via an FSRU is largely undertaken to accommodate seasonal fluctuations in hydroelectricity supply. Certain import countries or markets view their FSRUs as important diversifiers of supply that contribute to energy security.

Each FSRU project has its own demand dynamics. FSRU technology is capable of addressing a wide spectrum of natural gas market applications, which facilitates the opening of new markets for LNG.

Fearnley Consultants believes that there are more than 60 plans being considered for floating import terminal projects around the world, but not all projects will materialize. Below is a map showing the location of existing terminals, terminals under construction and selected potential floating import projects.

Source: Fearnley LNG, May 2014.

The charts below show world FSRU fleet development and monthly imports into FSRU terminals where they are deployed. The operating FSRUs have experienced increased utilization as demand in the local market they serve is growing. The first FSRU ship ever built was delivered in 2003, and the first terminal projects were developed and completed in mid-2005.

Source: Fearnley LNG, May 2014.

FSRU Market Participants

The following are regarded as key players with experience and/or vessels on order in the FSRU market:

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Excelerate Energy: interest in eight existing units and one recently delivered newbuilding for the VT3 project in Guanabara Bay, Brazil. Excelerate Energy currently operates two terminals in Argentina, one in Israel, and the recently commissioned terminal in Brazil.

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Golar LNG: interest in five existing units (all converted), one recently delivered unit for Kuwait and two more newbuildings on order. Golar LNG operates two converted units in Brazil and one in Kuwait, Dubai and Indonesia. One of the newbuildings has a contract in Jordan, and the other is open.

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Höegh LNG: interest in two existing vessels, two newly delivered vessels, and two newbuildings on order. With delivery of the first two newbuildings, Höegh will be operating terminals in China, USA, Indonesia and Lithuania. As of the end of May 2014, only the last one of the two of the newbuildings was open.

•	BW Gas: interest in two open newbuildings on order.

•	EXMAR NV: has partial ownership in some Excelerate Energy FSRU vessels, but operates all the FSRUs for Excelerate Energy and, hence, is regarded as an experienced player in this market

•	MOL has one large FSRU newbuilding under construction for Uruguay.

FSRU Design Trends

Companies offering FSRU technology have adopted two different approaches. The first has been the conversion of existing LNG carriers to FSRUs. In many cases, older LNG carriers were built to high construction standards in respect of hulls and tank systems. As such, these provide a viable platform for conversions to FSRUs via the addition of regasification skids and refinement of the vessel’s utility and instrumentation systems and, if necessary, an upgrade of the mooring systems. With one exception, all conversions have been of spherical tank carriers, which pose challenges due to the limited deck space available for regasification equipment. To date there have been five conversions, with additional candidate vessels earmarked for conversion if/when suitable projects arise.

The alternative and more common approach recently has been to design purpose-built newbuilding FSRUs. This has allowed owners to opt for larger and more efficient storage and regas capacity vessels, which are better matched in capacity to modern day LNG carriers. The ability to transfer a full cargo load from an LNG carrier to an FSRU is an operational advantage. Newbuildings also take advantage of improvements in membrane containment technology to accommodate sloshing loads and improvements in fuel efficiency. Newly built FSRUs also give them the option of being able to operate as conventional LNG carriers in the charter market. Existing FSRUs cargo capacity and those under construction range in capacity from 125,000 cbm to 170,000 cbm, with most of the converted carriers being smaller sized and the new FSRUs being larger as LNG carrier sizes have increased.

The technology for regasification is well established, although some modifications may be required for specific locations, such as the installation of hard arms for LNG transfer from incoming carriers, mooring arrangements and peak send-out requirements. The trend in capacity configuration of new FSRUs is to have more efficient regasification of the LNG with higher base and peak regasification rates.

Floating LNG Production

Floating production technology is well established in the oil industry, where there are approximately 150 floating production, storage and offloading units in operation at offshore oil fields today. Although not on the same scale, it is logical to expect that FLNG production could become a mainstream activity in the future.

The concept of siting LNG production facilities on floating structures has been present in the LNG industry for over 20 years, and is starting to gain momentum. A FLNG unit assembled in a controlled environment in a shipyard is now generally considered to have significantly reduced cost and schedule risk compared to a land-based plant, and it does not require large gas reserves in order to achieve economies of scale.

In addition, considerable progress has been made in making LNG liquefaction processes work in an offshore environment. As a result, offshore LNG production from floating facilities has now become an accepted means of monetizing particularly small or remote gas fields.

Early movers in offshore FLNG include Royal Dutch Shell plc, with its large Prelude FLNG facility offshore Australia that is being built in a Korean shipyard and expected to come on stream in 2017, and Petronas of Malaysia, which has under construction two smaller FLNG units to exploit its Kanowit and Rotan fields offshore Malaysia. Together, these initiatives are creating momentum for FLNG production. Seeing FLNG as a natural extension of their technical capabilities, existing FSRU owners are extending their interests into FLNG, and are offering solutions to the market accordingly.

In parallel to a true offshore based FLNG configuration, FLNG developers and providers are increasingly looking at smaller near-shore, ship or barge-mounted units with a typical capacity of up to 2.0 million mtpa. The first of such units, a 0.5 million mtpa capacity plant built in China for a project in Colombia, is expected to enter service in 2015.

Considerable interest in near-shore technology has arisen in the wake of shale gas discovery in North America, with FLNG units being proposed both for U.S. Gulf Coast and Western Canada application. Such projects could lead to more extensive developments in FLNG technology. Barge-mounted production facilities in particular, offer considerable cost savings compared with land-based LNG plants, and may pose fewer challenges with regard to permitting, project execution and financial and operational risk.

Below is a map illustrating FLNG projects under construction and other potential projects under development:

LNG Carriers

LNG carriers are purpose built and technically advanced vessels. The distinguishing feature of LNG carriers is the technology used to contain the LNG and the means of handling the natural boil-off from the cargo.

In terms of cargo containment systems, there are two leading tank technologies that dominate the market:

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self-supporting tank designs, including the Moss-type system, in which LNG is contained in a spherical, insulated aluminum tank, and the lesser used IHI design, consisting of a conventionally shaped tank fabricated from aluminum. In both cases the tank provides the mechanical support for the fluid it holds; and

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membrane tank designs, which have a load bearing inner steel hull that is lined with insulation and two thin barriers, or membranes, of metal to prevent the cargo from coming into contact with the steel hull.

Both tank technologies are well proven. While self-supporting tank designs were favored in the first 35 years of the LNG industry, membrane technology has since become more popular, particularly due to its lower cost of operations.

Vessel Prices and Vessel Sizes

Vessel construction prices have shown significant variation over the years. This is due to a number of factors, including the limited number of yards capable of constructing LNG carriers in the early days of this industry and the opportunity cost of building other types of vessels in the time it takes to construct an LNG carrier. Steel, aluminum and labor costs also impact the price as do currency exchange rates. Over time, construction prices have tended to trend downwards as improved efficiency in construction methods has allowed for more of a production line approach to construction. This, coupled with greater standardization of design, has reduced the time and resources needed to construct vessels. Subject to their general workload, the most efficient shipyards can now build a LNG ship in less than 28 months from steel cutting to delivery. The graph below shows historical newbuilding prices for LNG carriers.

LNG carriers have increased in cargo carrying capacity over the last two decades. The first large ‘standard’ size LNG carriers were built in the 1970s and were around 125,000 cbm capacity. This carrier size continued to be built well into the early 1990s. Since then, ship sizes have gradually increased to today’s typical designs of 160-175,000 cbm. The interest in increasing vessel cargo capacity has been driven to a large degree by the need to obtain economies of scale in LNG transportation and reduction in unit freight costs. LNG transportation remains a significant cost element in the LNG value chain. The largest vessels in operation, the Q-Flex and Q-Max LNG carriers, serving Qatari LNG, are 215,000 cbm and 263,000 cbm in size, respectively. Recently, the LNG industry is focused on building vessels from 160-180,000 cbm that will be able to transit the expanded Panama Canal.

LNG Carrier Development and Propulsion

Driven by growth in LNG demand and the length of transportation routes, the LNG fleet above 50,000 cbm capacity grew from approximately 110 vessels in 2000 to 368 vessels by end of 2013 or more than 250%. The order book at the end of 2013 was over 110 vessels above 50,000 cbm or around 30% of the existing fleet. The LNG fleet is relatively young with an average age of approximately 11 years, representing about one-third of the average expected vessel life.

In recent years, there has been limited scrapping of LNG carriers above 100,000 cbm, but there are a relatively large number of carriers that will exceed 25 and even 35 years trading life in the near future. The chart below displays the existing fleet deliveries per year and historical and projected development of the LNG fleet based on the cumulative number or ships delivered and on order as of May 2014:

Source: Fearnley LNG May 2014.

The world LNG fleet above 100,000 cbm was more than 300 vessels in 2008 and is expected to be more than 400 vessels during 2014. Fearnley expects the world LNG fleet to be more than 500 vessels by the end of year 2018 excluding FSRUs.

Traditionally, LNG carriers were steam turbine driven vessels. This was mainly to enable the carriers to use the natural gas boil-off gas from the cargo tanks as fuel to the vessel’s boilers. However, new technology has made it possible to burn gas in medium speed and slow speed engines, and this has significantly reduced fuel consumption and emissions in LNG vessels. Modern vessels, therefore, have better fuel economy, are larger and have less boil-off than vintage carriers. This development can be seen in the chart above, which indicates a trend to move away from steam turbine to dual fuel diesel electric (“DFDE”) propulsion or slow speed diesel (“SSD”) propulsion mainly used on the Qatar LNG fleets.

LNG Shipping Market

The LNG shipping market is a global market with a range of players, including LNG producers, national and international public and private owners, LNG importers and LNG traders. LNG producers can either construct their own dedicated, or captive, fleet or charter in from third party owners, or let the buyers do the shipping. Historically, constructing a dedicated fleet has been the preferred medium for acquiring shipping capacity, as it gave buyers greater comfort that the shipping was being owned and managed by the producer. However, this has often resulted in a costly captive fleets, as project shareholders demand similar returns from shipping as they do from the production facility itself. By comparison, third party owners are generally prepared to accept lower charter rates and are able to access more cost effective forms of finance and operation. As a result, they may be able to offer competitive shipping solutions and users of ships no longer need to tie up capital in ships. Projects such as Snohvit LNG (Norway), Angola LNG , Yemen LNG and Tangguh LNG (Indonesia) have followed the strategy of third party shipping, and this is expected to be the case for several of the projects currently being developed.

While long term charters of typically 20 years have been the norm in the industry, some projects are now considering charters of shorter duration in order to give them the flexibility to change the size and number of vessels in their fleet or to switch to different sizes or more efficient vessels for their particular trades at a later stage.

There have been relatively high barriers to entry for independent owners to enter the LNG shipping industry. More recently, as shipbuilding prices decreased, independent owners have ordered vessels on speculation (i.e. without a contract), providing a small, but growing pool of third party owned vessels available for charter in the LNG shipping market. The timing of proposed LNG exports from North America is expected to benefit such owners because (i) all of such LNG is destination flexible, (ii) LNG will require considerable shipping capacity to move it to the markets where it is needed most, notably Asia and (iii) most of the LNG will be controlled by charterers likely looking for third-party tonnage rather than captive fleet.

The presence of speculatively built LNG vessels has been critical to the evolution of the LNG spot market and the ability of the LNG industry to become more liquid, flexible and to meet short-term demand changes.

Below is a chart showing charter rate developments since 2006. Rates have been volatile and to a certain degree seasonal in this market.

Source: Fearnley LNG May, 2014.

Safety and Security

While LNG is a non-explosive, non-toxic and non-corrosive, it is classified as a hazardous substance and, as such, must remain in containment at all times. Considerable research has gone into the design of LNG vessels and LNG handling systems to reduce the risks of operating LNG carriers, including the risk of accidental spillage. Owners of LNG carriers and their managers are expected to operate to very high standards, and vessels and crews regularly undergo training, inspections and vetting procedures to ensure that standards are maintained. LNG has its own organization dedicated to the safe handling of LNG, the Society of International Gas Tanker and Terminal Operators (“SIGTTO”).

According to SIGTTO, to date and after more than 70,000 shipments of LNG since 1965, there has been no release of LNG as a result of a collision involving an LNG vessel. Furthermore, no LNG carriers have been boarded by pirates.

BUSINESS

Overview

We are a growth-oriented limited partnership formed by Höegh LNG Holdings Ltd. (Oslo Børs symbol: HLNG), a leading floating LNG service provider, to own, operate and acquire FSRUs, LNG carriers and other LNG infrastructure assets under long-term charters, which we define as charters of five or more years. At the closing of this offering, interests in our initial fleet of FSRUs will be contributed to us by Höegh LNG.

Our initial fleet will consist of interests in three modern FSRUs that operate under long-term charters with major energy companies or utilities. We intend to grow our business in the FSRU, LNG carrier and LNG infrastructure market through acquisitions from Höegh LNG and third parties. We also believe we can grow organically by continuing to provide reliable service to our customers and leveraging Höegh LNG’s relationships, expertise and reputation.

Upon the closing of this offering, our initial fleet will consist of interests in the following vessels:

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a 50% interest in the GDF Suez Neptune, an FSRU built in 2009 that is currently operating under a time charter with GDF Suez, a subsidiary of GDF Suez S.A., a French publicly listed, government-backed, electric utility company, and the leading LNG importer in Europe in 2012, that expires in 2029, with an option to extend for up to two additional periods of five years each;

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a 50% interest in the GDF Suez Cape Ann, an FSRU built in 2010 that is currently operating under a time charter with GDF Suez that expires in 2030, with an option to extend for up to two additional periods of five years each; and

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a 100% economic interest in the PGN FSRU Lampung, an FSRU built in 2014 that is expected to commence operations in July 2014 under a time charter with PGN, a subsidiary of an Indonesian publicly listed, government-controlled, gas and energy company that constructs gas pipelines and infrastructure and distributes and transmits natural gas to industrial, commercial and household users, that expires in 2034, with options to extend either for an additional 10 years or for up to two additional periods of five years each.

For a description of our joint venture partners and the joint venture agreements related to the vessels in our initial fleet, please read “Our Joint Ventures and Joint Venture Agreements.”

We intend to leverage our relationship with Höegh LNG to make accretive acquisitions, which would be expected to increase our per unit cash available for distribution, of FSRUs, LNG carriers and other LNG infrastructure assets with long-term charters from Höegh LNG and third parties. Pursuant to the omnibus agreement we will enter into with Höegh LNG, our general partner, and our operating company at the closing of this offering, we will have a right to purchase from Höegh LNG any FSRU or LNG carrier operating under a charter of five or more years. Also pursuant to the omnibus agreement, we will have the right to purchase from Höegh LNG all or a portion of its interests in the FSRU, the Independence. In addition, we expect that Höegh LNG will secure a charter of five or more years for two additional newbuilding FSRUs, the Höegh Gallant and Hull no. 2551, at which point we will have the right to purchase them from Höegh LNG pursuant to the omnibus agreement. We cannot assure you that we will make any particular acquisition or that as a consequence we will successfully grow the amount of our per unit distributions. Among other things, our ability to acquire additional FSRUs, LNG carriers and other LNG infrastructure assets will be dependent upon our ability to raise additional equity and debt financing.

The Independence was constructed by HHI and was delivered to Höegh LNG from the shipyard in May 2014. Beginning no later than the fourth quarter of 2014, the Independence will operate under a time charter that expires in 2024 with ABKN, a Lithuanian publicly listed, government-controlled utility. We will have the right to purchase all or a portion of Höegh LNG’s interests in the Independence within 24 months after acceptance of such vessel by her charterer, subject to reaching an agreement with Höegh LNG regarding the purchase price and other terms in accordance with the provisions of the omnibus agreement and any rights ABKN has under the related time charter. We may exercise this option at one or more times during such 24-month period. Acceptance occurs after the vessel has been delivered and all inspections and testing of the vessel have been completed in accordance with the applicable charter requirements.

The Höegh Gallant and Hull no. 2551 also are being constructed by HHI and are scheduled for delivery to Höegh LNG from the shipyard in July 2014 and March 2015, respectively. Although the Höegh Gallant and Hull no. 2551 have not yet been chartered, Höegh LNG is involved in several tender processes for FSRU projects globally, and we expect Höegh LNG to secure a charter of five or more years for both of them.

Our Relationship with Höegh LNG

We believe that one of our principal strengths is our relationship with Höegh LNG. This affiliation gives us access to Höegh LNG’s long-standing relationships with leading oil and gas companies, utility companies, shipbuilders, financing sources and suppliers, which we believe will allow us to compete more effectively when seeking additional long-term charters for FSRUs, LNG carriers and other LNG infrastructure assets. In addition, we believe Höegh LNG’s 40-year track record of providing LNG services and its technical, commercial and managerial expertise, including its leadership in the development of floating liquefaction solutions, will enable us to continue to maintain the high utilization of our fleet to preserve our stable cash flows. We cannot assure you that our relationship with Höegh LNG will lead to high fleet utilization rates or stable cash flows in the future.

Including the vessels that will be contributed to us by Höegh LNG, as of March 31, 2014, Höegh LNG owned and/or operated four LNG carriers and two FSRUs and had four additional FSRU newbuildings on order. With a track record dating back to the delivery of the world’s first Moss-type LNG carrier in 1973, we believe that Höegh LNG is one of the most experienced operators of LNG carriers and one of only three operators of FSRUs in the world. Höegh LNG’s strategy is to focus on FSRU newbuildings rather than converting older generation LNG carriers into FSRUs, as newbuildings are larger and more efficient and benefit from the latest technological specifications required by customers in order to serve the most complex LNG projects around the world. Höegh LNG has expertise in the FSRU industry, which has enabled it to oversee complex construction specifications for its customers. In addition, Höegh LNG, through its wholly owned subsidiary, Höegh LNG Management, provides ship management services and technical support services to us, which includes technical and maritime management, crewing of the vessels and technical support. Having these ship management services and technical support services provided by Höegh LNG Management ensures that the vessels are maintained and operated to the highest standards when it comes to safety, environmental and technical availability. It also allows for a fully integrated shipping operation, providing newbuilding supervision, project development, crewing, technical management and other services. The operation is certified according to International Standards Organization (“ISO”) 9001 and ISO 14001.

Höegh LNG is a Bermuda-based company with an established presence in Oslo, Singapore, London, Miami, Klaipeda and Jakarta, employing approximately 96 onshore employees and approximately 350 seafarers, of whom approximately 280 are employees and 70 are in a crew pool. Höegh LNG was incorporated in 2006 and completed its initial public offering in 2011. Its common shares trade on the Oslo Børs under the symbol “HLNG.” The Høegh family’s shipping activities began more than 80 years ago and currently now also include a majority interest in Höegh Autoliners, the fifth largest global operator of roll-on/roll-off vessels. Høegh family’s shipowning entities now only include LNG carriers and roll-on/roll-off vessels. Upon completion of this offering, Höegh LNG will own our general partner, all of our incentive distribution rights and a        % limited partner interest in us. Pursuant to the omnibus agreement, Höegh LNG will be required to offer to us any LNG carrier or FSRU operating under a charter of five years or more, subject to certain exceptions. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement” for a description of our rights to acquire specified assets of Höegh LNG.

Business Opportunities

We believe the following factors create opportunities for us to successfully execute our business strategy and plan and grow our business:

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Natural Gas and LNG Demand Growth.    Natural gas is projected to be the fastest growing fossil fuel due to its low carbon intensity and clean burning characteristics, an abundance of reserves, market deregulation and global economic growth. According to Fearnley Consultants, LNG production capacity based on existing construction projects is projected to increase by nearly 40% by the end of 2020, and LNG exports transported by sea are projected to grow more than twice as fast as overall natural gas consumption through 2035. The number of countries importing LNG has more than doubled from 12 in 2000 to 29 in 2013. As increasing volumes of LNG are destination flexible (versus serving long-term, dedicated, point-to-point trade), and regional price differences in gas persist, more countries find LNG imports to be an important part of their energy strategy. We cannot assure you that growth rates comparable to historical growth rates or that projected growth rates for natural gas, LNG, LNG carriers or FSRUs will be achieved. Please read “Risk Factors” and “Industry.”

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Advantages of Newbuilding FSRU Solutions.    We believe that FSRUs have several advantages over traditional, onshore LNG terminals, including greater operational and market flexibility, accelerated project execution, reduced cost and more predictable capital investment requirements. The cost and flexibility of FSRU solutions have enabled certain markets to plan to import LNG to diversify supply and contribute to energy security. Newbuilding FSRUs are typically larger and more efficient than converted FSRU units. They can also compete as conventional LNG carriers when not operating as FSRUs.

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Growing Demand for FSRUs.    Demand for FSRUs is driven by importers’ desire for flexible and cost-effective import schemes to meet growing LNG requirements. FSRUs are able to quickly react to demand and evolving LNG price. They also offer a unique solution for small or highly seasonal markets. We believe that these factors will increasingly motivate customers to choose FSRUs for LNG importation needs. According to Fearnley Consultants, approximately 60 plans for FSRUs are being considered, compared to 19 FSRUs in operation as of May 2014.

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High Barriers to Entry.    We believe the capital investment, regulatory and permitting and technical capabilities required to build and operate FSRUs and other LNG infrastructure act as substantial barriers to entry for potential competitors. Leading energy companies and utilities have increasingly strict pre-qualification and ongoing technical requirements for operators, and there are only three companies with experience of building and operating FSRUs. We believe that due to stringent requirements, customers will continue to look to experienced technical operators with proven track records for LNG infrastructure requirements.

We can provide no assurance, however, that the industry dynamics described above will continue.

Competitive Strengths

We believe that our future prospects for success are enhanced by the following aspects of our business:

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Relationship with a Leader in Floating Regasification Technology.    We believe we will benefit from our relationship with Höegh LNG, a fully integrated provider of floating LNG infrastructure services, offering regasification and transportation services under long-term charters. Höegh LNG is one of only three operators of FSRUs in the world and has extensive experience in providing LNG transportation, having been operating since 1973, when it delivered the world’s first Moss-type LNG carrier. We believe that Höegh LNG’s expertise in the LNG sector, strong relationships with customers, shipyards and financial institutions, and newbuilding strategy will enable Höegh LNG to attract additional long-term charters for FSRUs, LNG carriers and other LNG infrastructure assets, which would in turn enhance our growth opportunities.

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Secure Cash Flows from Long-Term Charters with Strong Counterparties.    All three of our vessels operate under fixed-rate charters with an average remaining firm contract duration of 17 years as of March 31, 2014, excluding the exercise of any options. Both of our customers, GDF Suez (France) and PGN (Indonesia), are government-backed utility companies. Under our time charters, substantially all of our vessel operating expenses, including operating and maintenance expenses such as daily running costs and drydocking, are passed through to our customers. In addition, under these charters, we have no direct exposure to commodity prices and limited exposure to foreign exchange rates as all revenues are paid in U.S. Dollars.

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Built-In Growth Opportunities.    In addition to our initial fleet of three FSRUs, we will have the right to purchase from Höegh LNG additional assets on long-term charters, including the Independence. Commencing no later than the fourth quarter of 2014, the Independence will operate under a long-term, fixed-rate time charter of an initial duration of 10 years with ABKN, a Lithuanian publicly listed, government-controlled utility. We further expect Höegh LNG will secure long-term charters for two additional newbuilding FSRUs, which we would then have the right to purchase. We will also have the right to purchase any other additional FSRUs and LNG carriers in Höegh LNG’s fleet that are placed under a charter of five or more years.

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Modern, Technologically Advanced Fleet.    Both our initial fleet and the three newbuilding FSRUs that Höegh LNG has on order will be equipped with the latest floating, storage and regasification technology in terms of size, onboard regasification of LNG, thermal insulation, power generation and regas systems. These vessels have all been built by leading shipyards in South Korea that have constructed much of the world’s newbuilding FSRU fleet. We believe the significant investment needed to build FSRUs and our ability to customize specifications to customers’ requirements and to provide highly trained personnel for operations create significant barriers to entry for new competitors. As a result, we believe that we are positioned to become a preferred provider of FSRUs and other LNG infrastructure assets and to secure additional long-term charters.

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Höegh LNG’s Record of Efficiency, Safety and Operational Performance.    Through its technical expertise in Höegh LNG Management, Höegh LNG has been safely and efficiently operating LNG vessels since 1973. With approximately 95 onshore employees and approximately 350 seafarers, Höegh LNG maintains global operations with in-house engineering expertise that allows us to offer our customers reliable and efficient performance, while maintaining close control over operating costs. This operational performance will also support our stable cash flow profile by maintaining high utilization of our fleet.

We can provide no assurance, however, that we will be able to utilize our strengths described above. For further discussion of the risks that we face, please read “Risk Factors.”

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

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Focus on FSRU Newbuilding Acquisitions.    We intend to acquire newbuilding FSRUs on long-term charters, rather than FSRUs based on retrofitted, first-generation LNG carriers. We believe newbuilding vessels offer the greatest flexibility. Newbuilding FSRUs have superior fuel efficiency, improved storage performance and larger capacity than retrofitted, first-generation LNG carriers. Their larger capacity allows for a full cargo from a comparably sized, modern-day LNG carrier to be offloaded in a single transfer, and this streamlines logistics. In addition, Höegh LNG has strong customer relationships deriving from its ability to work alongside customers on their vessel design needs. Moreover, Höegh LNG pursues a strategy of maintaining one or more uncontracted newbuilding vessel on order so it can provide its customers an FSRU with minimum lead time. We believe that Höegh LNG’s ability to offer newbuild vessels promptly and its engineering expertise make it an operator of choice for projects that require rapid execution, complex engineering or unique specifications. This, in turn, enhances the growth opportunities available to us.

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Pursue Strategic and Accretive Acquisitions of FSRUs, LNG Carriers and Other LNG Infrastructure Assets on Long-Term, Fixed-Rate Charters with Strong Counterparties.    We will seek to leverage our relationship with Höegh LNG to make strategic and accretive acquisitions. Pursuant to the omnibus agreement that we will enter into with Höegh LNG, our general partner, and our operating company, we will have the right to purchase all or a portion of Höegh LNG’s interests in the Independence, as well as any newbuilding FSRU or LNG carrier under a charter of five or more years. We also intend to take advantage of business opportunities and market trends in the LNG transportation industry to grow our assets through third-party acquisitions of FSRUs, LNG carriers and other LNG infrastructure assets under long-term charters.

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Expand Global Operations in High-Growth Regions.    We will seek to capitalize on opportunities emerging from the global expansion of LNG production activity and the need to provide flexible regasification solutions in areas which require natural gas imports. According to Fearnley Consultants, growth in FSRU demand is expected to accelerate beyond 2015, and currently there are approximately 60 FSRU projects under consideration globally. We believe that Höegh LNG’s position as one of three FSRU operators in the world, 40-year operational track record and strong customer relationships will enable us to have early access to new projects worldwide.

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Enhance and Diversify Customer Relationships Through Continued Operating Excellence and Technological Innovation.    We intend to maintain and grow our cash flows by focusing on strong customer relationships and actively seeking the extension and renewal of existing charters, entering into new long-term charters with current customers, and identifying new business opportunities with other creditworthy charterers. We believe our customer relationships are enhanced by our ability to provide expert technical advice to our customers through Höegh LNG’s in-house engineering department, which in turn enables us to be directly involved in our customers’ project development processes. We will continue to incorporate safety, health, security and environmental stewardship into all aspects of vessel design and operation in order to satisfy our customers and comply with national and international rules and regulations. We believe that Höegh LNG’s operational expertise, recognized position, and track record in floating LNG infrastructure services will position us favorably to capture additional commercial opportunities in the FSRU and LNG sectors.

We can provide no assurance, however, that we will be able to implement our business strategies described above or that the business strategies discussed above will increase our quarterly distributions. For further discussion of the risks that we face, please read “Risk Factors.”

Our Fleet

Our Initial Fleet

Prior to the closing of this offering, we will not own any vessels. Upon the closing of this offering, our fleet will be contributed to us by Höegh LNG and will consist of interests in the following vessels:

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a 50% interest in the GDF Suez Neptune, an FSRU built in 2009 that is currently operating under a time charter with GDF Suez that expires in 2029, with an option to extend for up to two additional periods of five years each;

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a 50% interest in the GDF Suez Cape Ann, an FSRU built in 2010 that is currently operating under a time charter with GDF Suez that expires in 2030, with an option to extend for up to two additional periods of five years each; and

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a 100% economic interest in the PGN FSRU Lampung, an FSRU built in 2014 that is expected to commence operations in July 2014 under a time charter with PGN that expires in 2034, with options to extend either for an additional 10 years or for up to two additional periods of five years each.

Both the GDF Suez Neptune and the GDF Suez Cape Ann are owned in joint ventures with MOL and TLT, which own in the aggregate 50% of each joint venture. For a description of the joint venture agreements governing our joint ventures, please read “Our Joint Ventures and Joint Venture Agreements.” The PGN FSRU Lampung will be 49% owned by one of our subsidiaries and 51% owned by PT Bahtera Daya Utama (“PT Bahtera”), an Indonesian subsidiary of PT Imeco Inter Sarana, which provides products and services for various energy and infrastructure projects. Due to local Indonesian regulations, we are required to have a local Indonesian joint venture partner (e.g., PT Bahtera). However, we will have a 100% economic interest in the PGN FSRU Lampung. For a description of the agreements related to this arrangement, please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—PGN FSRU Lampung Agreements.”

The following table provides information about our three FSRUs:

FSRU	Our Economic Interest	Capacity (cbm)	Maximum Send-out Capacity (MMscf/d)(1)	Current Location of Operations	Charter Commencement	Charterer	Charter Expiration	Charter Extension Option Periods
GDF Suez Neptune	50%	145,000	750	Trinidad/Spain/ United States	November 2009	GDF Suez	2029	Five years plus five years

GDF Suez Cape Ann	50%	145,000	750	China	June 2010	GDF Suez	2030	Five years plus five years

PGN FSRU Lampung	100%	170,000	360	Indonesia	July 2014	PGN	2034	Five or 10 years(1)

(1)	After the initial term, PGN has the choice to extend the term by either five years or 10 years. If PGN extends the term by five years, it subsequently may extend the term by another five years.

As of March 31, 2014, the GDF Suez Neptune and the GDF Suez Cape Ann were approximately 4.3 years old and 3.8 years old, respectively. FSRUs are generally designed to have a lifespan of approximately 40 years. The PGN FSRU Lampung is newly constructed and is scheduled to commence operations in July 2014 under a charter with PGN.

The GDF Suez Neptune was intended to be used as a floating LNG import terminal in Boston. However, she is currently being used as an LNG carrier, delivering LNG primarily from Trinidad to Boston and Barcelona, Spain. Since November 2013, the GDF Suez Cape Ann has been employed as China’s first FSRU, located in Tianjin outside Beijing. At the time of construction, both the GDF Suez Neptune and the GDF Suez Cape Ann were the most advanced FSRUs ever built in terms of regasification technology, power generation and thermal insulation. In addition, the vessels received the “Green Passport” from Det Norske Veritas GL certifying the environmental considerations taken when constructing, operating and ultimately when disposing of the vessel. Each vessel has a storage capacity of 145,000 cbm of LNG and a maximum send-out capacity of 750 million standard cubic feet per day (“MMscf/d”) of regasified LNG.

The PGN FSRU Lampung is to be located off the shore of Labuhan Maringgai, located in the Lampung province at the southeast coast of Sumatra, Indonesia. The vessel will be moored at the Mooring, a purpose-built mooring system built by a subcontractor of Höegh LNG, subsequently to be sold to PGN and located approximately 16 kilometers offshore. The PGN FSRU Lampung has a storage capacity of 170,000 cbm of LNG and a maximum send-out capacity of 360 MMscf/d of regasified LNG via subsea and onshore pipelines connecting to the existing grid in south Sumatra.

Each of the GDF Suez Neptune, the GDF Suez Cape Ann and the PGN FSRU Lampung has a reinforced membrane-type cargo containment system that facilitates offshore loading operations. Please read “Industry—FSRU Design Trends” for a description of this system.

Additional Newbuilding FSRUs

Pursuant to the omnibus agreement we will enter into with Höegh LNG, our general partner and our operating company at the closing of this offering, we also will have the right to purchase all or a portion of Höegh LNG’s interests in an additional newbuilding FSRU, the Independence, which was constructed by HHI and was delivered to Höegh LNG from the shipyard in May 2014. Beginning no later than the fourth quarter of 2014, the Independence will operate under a time charter that expires in 2024 with ABKN. We will have the right to purchase all or a portion of Höegh LNG’s interests in the Independence within 24 months after acceptance of such vessel by her charterer, subject to reaching an agreement with Höegh LNG regarding the purchase price and other terms in accordance with the provisions of the omnibus agreement and any rights ABKN has under the related time charter. We will not be obligated to purchase all or a portion of Höegh LNG’s interests in the Independence. We may exercise this option at one or more times during such 24-month period. We expect to finance the purchase of additional vessels through a combination of borrowings from commercial banks and debt and equity financings.

The following table provides information about the additional newbuilding FSRU that we will have the right to purchase from Höegh LNG pursuant to the omnibus agreement:

FSRU	Capacity (cbm)	Maximum Send-out Capacity (MMscf/d)	Location of Operations	Expected Charter Commencement	Charterer	Charter Expiration	Charter Extension Option Periods
Independence	170,000	384	Lithuania	No later than the Fourth Quarter of 2014	ABKN	2024	n/a

The Independence will be located in the port of Klaipeda and will provide Lithuania with the ability to diversify its gas supply by giving it access to the world market for LNG. Currently, gas that is delivered by pipeline from Russia is the sole source of gas for Lithuania. The Independence will be moored adjacent to a purpose-built jetty and have a storage capacity of 170,000 cbm of LNG and a maximum send-out capacity of 384 MMscf/d of regasified LNG via one pipeline connecting to the existing grid in Lithuania.

If Höegh LNG secures a charter of five or more years for the Höegh Gallant or Hull no. 2551, two additional newbuilding FSRUs that are also currently being constructed by HHI and are scheduled for delivery to Höegh LNG from the shipyard in July 2014 and March 2015, respectively, we will have the right to purchase each of them from Höegh LNG pursuant to the omnibus agreement. The Höegh Gallant will have a storage capacity of 170,000 cbm of LNG. Hull no. 2551 will have storage capacity of 170,000 cbm of LNG and a maximum send-out capacity of 500 MMscf/d of regasified LNG.

We believe that the Independence will be well-suited for our business strategy and expect to purchase this FSRU from Höegh LNG within 24 months after Höegh LNG notifies our board of directors of acceptance of such FSRU by her charterer, subject to reaching an agreement with Höegh LNG regarding the purchase price and any rights ABKN has under the related time charter. We may exercise this option at one or more times during such 24-month period. Under the omnibus agreement, we will have the right to purchase from Höegh LNG all or a portion of its interests in the Independence at a purchase price to be agreed upon by us and Höegh LNG. If we and Höegh LNG are unable to agree upon the fair market value of the interests in the Independence being sold, the fair market value will be determined by a mutually acceptable investment banking firm, ship broker or other expert advisor, and we will have the right, but not the obligation, to purchase such interests at such price. There can be no assurances that we will purchase any of Höegh LNG’s interests in the Independence.

Each of the Independence, the Höegh Gallant and Hull no. 2551 is or will be equipped with the same reinforced membrane-type cargo containment system as our current fleet. Please read “Industry—FSRU Design Trends” for a description of this system.

Technical Specifications

Each FSRU in our initial fleet, as well as the Independence, has the following onboard equipment for the vaporization of LNG and delivery of high-pressure natural gas:

•	High-Pressure Cryogenic Pumps. Each FSRU has, or will have upon delivery from the shipyard, high-pressure cryogenic pumps, which pressurize the LNG prior to vaporization.

•	Vaporizers. Each FSRU has, or will have upon delivery from the shipyard, vaporizers, which convert the LNG back to vaporous natural gas using heat generated by either steam or seawater boilers.

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Dual-Fuel Diesel Electric Propulsion Plant.    Each FSRU has, or will have upon delivery from the shipyard, a dual-fuel diesel electric propulsion plant, which provides the power for the vessel’s regasification, propulsion and utility systems.

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Mooring System.    Each of the GDF Suez Neptune and the GDF Suez Cape Ann is equipped with a submerged turret loading (“STL”) offshore mooring system and can also be moored to a jetty. The PGN FSRU Lampung is equipped for mooring to a tower yoke. The Independence is equipped for key quay-side mooring.

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Gas Export System.    The PGN FSRU Lampung has an export pipeline on her bow, which is connected via jumper hoses to the tower yoke. The Independence has a high-pressure manifold on her side, which will be connected to the loading arm on the purpose-built jetty. The GDF Suez Cape Ann has an STL buoy system, but has also been retrofitted with a high-pressure gas manifold on her side, which will be connected to an onshore terminal. The GDF Suez Neptune has an STL buoy system.

Each of the GDF Suez Neptune and the GDF Suez Cape Ann has a closed-loop regasification system, where heat for vaporization is generated by steam boilers. The PGN FSRU Lampung has an open-loop regasification system, where heat for vaporization is generated by saltwater boilers. The Independence is equipped to operate using a regasification system that is closed-loop, open-loop or a combination of closed-loop and open-loop.

In addition, each of the GDF Suez Neptune, the GDF Suez Cape Ann and the Independence is capable of operating as a conventional LNG carrier.

Customers

In the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013 and 2012, total revenues in the historical combined carve-out statements of income of our predecessor are from PGN, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk, an Indonesian publicly listed, government-controlled, gas and energy company that constructs gas pipelines and infrastructure and distributes and transmits natural gas to industrial, commercial and household users. Upon commencement of the PGN FSRU Lampung time charter in July 2014, we will also have time charter revenue from PGN. GDF Suez accounted for 100% of our joint ventures’ time charter revenues for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013 and 2012. GDF Suez is a subsidiary of GDF Suez S.A., a French publicly listed, government-backed, electric utility company and the leading LNG importer in Europe in 2012.

Vessel Time Charters

Our vessels are provided to the applicable charterer by our joint venture or us, as applicable (each, a “vessel owner”), under separate time charters.

A time charter is a contract for the use of a vessel for a fixed period of time at a specified hire rate. Under a time charter, the vessel owner provides the crew, technical and other services related to the vessel’s operation, the cost of which is included in the hire rate, and the charterer generally is responsible for substantially all of the vessel voyage costs (including fuel, port and canal fees and LNG boil-off).

GDF Suez Neptune Time Charter

Initial Term; Extensions

The GDF Suez Neptune time charter commenced upon acceptance of the vessel by the charterer in November 2009. The initial term of the GDF Suez Neptune time charter is 20 years. GDF Suez has the option to extend the time charter for up to two additional periods of five years each.

Performance Standards

Under the GDF Suez Neptune time charter, the vessel owner undertakes to ensure that the vessel meets specified performance standards at all times during the term of the time charter. The vessel must maintain a guaranteed speed, consume no more than a specified amount of fuel oil and not exceed a maximum average daily boil-off, all as specified in the time charter. In addition, the vessel owner undertakes that the vessel will be capable of discharging her cargo within a specified time and regasifying and discharging her cargo at not less than a specified rate.

Hire Rate

Under the GDF Suez Neptune time charter, hire is payable to the vessel owner monthly, in advance in U.S. Dollars. The hire rate under the GDF Suez Neptune time charter consists of three cost components:

•	Fixed Element. The fixed element is a fixed per day fee providing for ownership costs and all remuneration due to the vessel owner for use of the vessel and the provision of time charter services.

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Variable (Operating Cost) Element.    The variable (operating cost) element is a fixed per day fee providing for the operating costs of the vessel, which consists of (i) a cost pass-through sub-element, which covers the crew, insurance, consumables, miscellaneous services, spares and damage deductible costs and is subject to annual adjustment and (ii) an indexed sub-element, which covers management and is subject to annual adjustment for changes in labor costs and the size of the fleet under management.

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Optional (Capitalized Equipment Cost) Element.    The optional (capitalized equipment cost) element consists of (i) costs associated with modifications to, changes in specifications of, structural changes in or new equipment for the vessel that become compulsory for the continued operation of the vessel by reason of new class requirements or national or international regulations coming into effect after the date of the time charter, subject to specified caps and (ii) costs associated with any new equipment or machinery that the owner and charterer have agreed should be capitalized. Such costs are distributed over the remaining term of the time charter.

While the hire rate under the GDF Suez Neptune time charter does not cover drydocking expenses or extra costs associated with a U.S. crew requirement, the charterer will reimburse the vessel owner on a cost pass-through basis.

If GDF Suez exercises its option to extend the GDF Suez Neptune time charter beyond its initial term, the hire rate will be determined as set forth above, provided that the fixed element will be reduced by approximately 30%.

The hire rate is subject to deduction by the charterer by, among other things, any sums due in respect of the vessel owner’s failure to satisfy the undertakings described under “—Performance Standards” and off-hire accruing during the period. The hire rate is also subject to deduction by the charterer if the vessel owner fails to maintain the vessel in compliance with the vessel’s specifications and contractual standards, provide the required crew, keep the vessel at the charterer’s disposal or comply with specified corporate organizational requirements and such failure increases the time taken by the vessel to perform her services or results in the charterer directly incurring costs.

Expenses

The vessel owner is responsible for providing certain items and services, which include the crew; drydocking, overhaul, maintenance and repairs; insurance; stores; necessary spare parts; water; inert gas and nitrogen; communication expenses and fees paid to the classification societies, regulatory authorities and consultants. The variable (operating cost) element of the hire rate is designed to cover these expenses. Except for when the vessel is off-hire, the charterer pays for bunker fuels, marine gas oil and boil-off if used or burned while steaming at a reduced rate. Additionally, except for when the vessel is off-hire, the charterer pays for boil-off used to provide power for discharge and regasification; and fuel for inert gas, nitrogen and diesel generators.

Off-hire

Under the GDF Suez Neptune time charter, the vessel generally will be deemed off-hire if she is not available for the charterer’s use for a specified amount of time due to, among other things:

•	failure of an inspection that prevents the vessel from performing normal commercial operations;

•	scheduled drydocking that exceeds allowances;

•	the vessel’s inability to discharge regasified LNG at normal performance;

•	requisition of the vessel; or

•	the vessel owner’s failure to maintain the vessel in compliance with her specifications and contractual standards or to provide the required crew.

In the event of off-hire, all hire will cease to be due or payable for the duration of off-hire. Notwithstanding the foregoing, hire is not reduced due to an event of off-hire if the event of off-hire does not exceed a specified number of days in any 12-month period.

Ship Management and Maintenance

Under the GDF Suez Neptune time charter, the vessel owner is responsible for the technical management of the vessel, including engagement and provision of a qualified crew, maintaining the vessel, arranging supply of stores and equipment, periodic drydocking and ensuring compliance with applicable regulations, including licensing and certification requirements. These services are provided to the vessel owner by Höegh LNG Management pursuant to a ship management agreement.

Termination

Under the GDF Suez Neptune time charter, the vessel owner is entitled to terminate the time charter if the charterer fails to pay its debts, becomes insolvent or enters into bankruptcy or liquidation.

The charterer is entitled to terminate the time charter and, at its option, convert the time charter into a bareboat charter, if (i) either the vessel owner or any guarantor (a) fails to pay its debts or (b) becomes insolvent or enters into bankruptcy or liquidation or (ii) the vessel owner’s guarantee ceases to be in full force and effect. Furthermore, after the fourth anniversary of the delivery date of the vessel, the charterer has the option to terminate the time charter without cause by providing notice at least two years in advance of the charterer’s election. On the date of such termination, the charterer will pay the vessel owner a specified termination fee, which declines over time and is based upon the year in which the time charter is terminated. Furthermore, the charterer may terminate the time charter if any period of off-hire due to (i) the vessel owner’s failure to maintain the vessel in compliance with her specifications and contractual standards or to provide the required crew exceeds a specified number of days, (ii) damage to the vessel’s cargo containment system as a result of the vessel owner’s failure to comply with cargo and filling level restrictions exceeds a specified number of months or (iii) any reason other than scheduled drydocking or damage to the vessel’s cargo containment system exceeds a specified number of months, unless such period of off-hire is due to the vessel owner’s failure to comply with cargo and filling level restrictions.

After attempting to take mitigating steps for a specified number of days, both the vessel owner and the charterer have the right to terminate the time charter if war is declared in any location that materially interrupts the performance of the time charter. The time charter will terminate automatically if the vessel is lost, missing or a constructive or compromised total loss.

Indemnification

No liability is imposed upon the vessel owner for the death or personal injury of the charterer, its representatives or their estates (collectively, the “GDF Charterer’s Group”) while engaged in activities contemplated by the time charter unless such death or personal injury is by the gross negligence or willful misconduct of the vessel owner, its employees or its agents. Additionally, no liability is imposed upon the vessel owner if any personal property of the GDF Charterer’s Group is damaged, lost or destroyed as a result of the gross negligence or willful misconduct of the vessel owner, its employees or its agents. Similar provisions apply to the charterer in both cases.

However, if any of the charterer’s representatives dies or is personally injured while engaged in activities contemplated by the time charter and as a result of the gross negligence or willful misconduct of the vessel owner, its employees or its agents, the vessel owner will indemnify the GDF Charterer’s Group, as applicable. Additionally, if any personal property of the GDF Charterer’s Group is damaged, lost or destroyed as a result of the gross negligence or willful misconduct of the vessel owner, its employees or its agents, the vessel owner will indemnify the GDF Charterer’s Group, as applicable. Reciprocal obligations are imposed on the charterer in both cases.

The charterer will indemnify the vessel owner for losses associated with shipping documents to the extent they were signed as directed by the charterer or based upon information that it provided. In addition, the charterer will indemnify the vessel owner against taxes imposed on the vessel owner or the vessel in respect of hire by any country where loading or discharging of LNG takes place, where the vessel is located or through which she travels, where the charterer is organized, does business or has a fixed place of business or where the charterer makes payments under the time charter, subject to certain exceptions.

The vessel owner will indemnify the charterer, its servants and agents against all losses, claims, responsibilities and liabilities arising from the employment of pilots, tugboats or stevedores, subject to certain exceptions.

The vessel owner will indemnify the charterer against any claim by a third party alleging that the construction or operation of the vessel infringes any right claimed by such third party, including but not limited to patent rights, copyrights, trade secrets, industrial property or trademarks. The charterer will indemnify the vessel owner for all amounts properly payable to the vessel builder if the charterer takes, or requires the vessel owner to take, any action that puts the vessel owner in breach of its intellectual property rights obligations under the vessel building contract.

Guarantee

Pursuant to the GDF Suez Neptune time charter, both Höegh LNG Ltd. and MOL guarantee the performance and payment obligations of the vessel owner under the time charter. Such guarantee is joint and several as to performance obligations and several as to payment obligations. If the guarantee is not maintained, the charterer may terminate the time charter.

GDF Suez Cape Ann Time Charter

Initial Term; Extensions

The GDF Suez Cape Ann time charter commenced upon acceptance of the vessel by the charterer in June 2010. The initial term of the GDF Suez Cape Ann time charter is 20 years. GDF Suez has the option to extend the time charter for up to two additional periods of five years each. Since November 2013, the GDF Suez Cape Ann has been operating as an FSRU pursuant to a subcharter between GDF Suez and CNOOC Tianjin LNG Limited Company (“CNOOC TLNG”) and will do so for a period of three to five years.

GDF Suez entered into a subcharter with CNOOC TLNG, pursuant to which GDF Suez and SRV Joint Gas Two Ltd. amended the GDF Suez Cape Ann time charter in June 2012 and November 2013. Such amendments apply only during the term of the subcharter. Additionally, GDF Suez, CNOOC TLNG, CNOOC and SRV Joint Gas Two Ltd. entered into ancillary agreements, pursuant to which they allocated responsibility for liabilities associated with their activities at the Tianjin LNG terminal.

When the subcharter with CNOOC TLNG is not in effect, the terms of the GDF Suez Cape Ann time charter are substantially similar to those of the GDF Suez Neptune time charter, with the following exceptions:

•	the charterer may transfer cargo by ship-to-ship transfer between the vessel and another standard LNG carrier or regasification vessel, subject to specified conditions;

•	the variable (operating cost) element excludes the extra cost associated with a U.S. crew requirement, which is invoiced separately; and

•	any extra premium incurred as a result of conditions of use not ordinarily covered by any insurer, club or association or as a result of trading in a war risk area are invoiced to the charterer.

Subcharter Provisions

In connection with the subcharter, the charterer reimbursed the vessel owner for the costs of modifying the GDF Suez Cape Ann to an FSRU and, the charterer will after the expiration of the subcharter, reimburse the costs of reinstating the vessel in order for her to be in every way fitted for service under the charter, during which times the vessel will be on-hire. The charterer is also required to compensate the vessel owner for time spent and costs and expenses incurred in connection with the subcharter and arrange for the importation, stay and exportation into and from China of the GDF Suez Cape Ann and any materials or equipment needed for the vessel owner’s performance of the subcharter. The charterer will indemnify the vessel owner for costs, claims or losses that the vessel owner incurs as a consequence of the subcharter, except if such costs, claims or losses resulted directly from the vessel owner’s material failure to comply with the time charter, and for any Chinese tax implications.

During the term of the subcharter and while the vessel is not on a voyage as an LNG carrier, certain amendments to the time charter apply, including the following:

•	additional crew requirements, with the charterer responsible for providing and paying for any Chinese master, officer or crew required to be onboard;

•	the charterer will provide port and marine facilities capable of receiving the vessel and berths and places that the vessel can safely reach and return from;

•	in lieu of the off-hire provision, hire will be reduced proportionately to the extent the vessel does not achieve the minimum discharge rate of regasified LNG;

•	the maintenance provisions and allowances differ;

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performance standards different from those described under “—GDF Suez Neptune Time Charter—Performance Standards,” pursuant to which the vessel owner undertakes to ensure that the vessel consumes no more than a specified amount of fuel oil, delivers the nominated discharge rate in accordance with the daily curve agreed with the charterer, is capable of regasifying LNG in a closed-loop heating mode at a specified pressure and temperature and regasifies and discharges her cargo at not less than a regasified LNG discharge rate; and

•	with respect to indemnification, the definition of the “GDF Charterer’s Group” includes CNOOC TLNG.

Guarantee

Pursuant to the GDF Cape Ann time charter, both Höegh LNG Ltd. and MOL guarantee the performance and payment obligations of the vessel owner under the time charter. Such guarantee is joint and several as to performance obligations and several as to payment obligations. If the guarantee is not maintained, the charterer may terminate the time charter.

PGN FSRU Lampung Time Charter

Under a lease, operation and maintenance agreement, which we refer to as a time charter, we will provide to PGN the services of the PGN FSRU Lampung, which will be moored at the Mooring owned by PGN and located approximately 16 kilometers off the shore of Labuhan Maringgai at the southeast coast of Sumatra, Indonesia. Also under the time charter, we will operate and maintain the Mooring. PGN will bear all costs related to such operation and maintenance.

Initial Term; Extensions

The PGN FSRU Lampung time charter is expected to commence operations in July 2014 upon acceptance of the vessel by the charterer. The initial term of the PGN FSRU Lampung time charter is 20 years. At any time on or before                    , 2031, PGN may exercise its option to extend the time charter for either five or 10 years. If the term is extended for five years pursuant to such option, at any time on or before the date that is                    , 2036, PGN may exercise its option to extend the time charter for a subsequent five years.

Performance Standards

Under the PGN FSRU Lampung time charter, the vessel owner makes certain performance warranties for the term of the time charter, excluding time during which the vessel is off-hire or in lay-up or a failure to satisfy any such warranty due to a “Lampung Charterer Risk Event” (which includes, among other things, any breach, act, interference or omission by the charterer that prevents or interferes with the vessel owner’s performance under the time charter) or an event of force majeure, including the following:

•	the management warranties, which consist of the following:

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the vessel complies with specifications; is classed by Det Norske Veritas GL; is in good order and condition and fit for service; and has onboard all certificates, documents, approvals, permits, permissions and equipment required by Det Norske Veritas GL or any law necessary for the vessel to carry out required operations on the Mooring;

•	the vessel owner provides shipboard personnel in accordance with specified terms;

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the vessel owner loads LNG in accordance with specified procedures; operates all equipment in a safe and proper manner and as required by Indonesian law; keeps up-to-date records and logs; uses reasonable endeavors to cooperate with the charterer to comply with and satisfy any requirements of any governmental authority; stows LNG properly and keeps a strict account of all LNG loaded, boil-off and regasified LNG discharged; and exercises due diligence and good industry practice to minimize venting of boil-off; and

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the vessel owner provides and pays for all provisions, wages and discharging fees and all other expenses related to the master, officers and crew; insurance; spare parts and other necessary stores, including lubricating oil; drydocking in emergency cases, maintenance and repairs; certificates; customs or import duties arising in connection with any of the foregoing; and consents, licenses and permits required by governmental authorities to be in the vessel owner’s name (collectively, the “Lampung Vessel Owner Expenses”);

•	the vessel receives LNG in accordance with a specified nominating loading rate;

•	the vessel consumes fuel at or below a specified amount;

•	during a nomination period, the vessel delivers regasified LNG at a specified average rate;

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during a period in which there is no regasification send-out, no LNG transfer or cargo tank cool down ongoing and no LNG pump running in any cargo tank, the amount of boil-off does not exceed a specified percentage of cargo capacity per day;

•	the boil-off recondenser is able to recondense boil-off gas for the days when the vessel is sending out regasified LNG; and

•	the cargo capacity of the vessel does not exceed the aggregate volume of LNG that can be stored in the cargo tanks of the vessel.

Hire Rate

Under the PGN FSRU Lampung time charter, hire is payable to the vessel owner monthly, in advance in U.S. Dollars. The hire rate under the PGN FSRU Lampung time charter consists of three cost components:

•	Capital Element. The capital element is a fixed per day fee, which is intended to cover remuneration due to the vessel owner for use of the vessel and the provision of time charter services.

•

Operating and Maintenance Element.    The operating and maintenance element is a fixed per day fee, subject to annual adjustment, which is intended to cover the operating costs of the vessel, including manning costs, maintenance and repair costs, consumables and stores costs, insurance costs, management and operational costs, miscellaneous costs and alterations not required by Det Norske Veritas GL to maintain class or the IMO.

•

Tax Element.    The tax element is a fixed per day fee, equal to the vessel owner’s reasonable estimate of the tax liability for that charter year divided by the number of days in such charter year. If the vessel owner receives a tax refund or credit, the vessel owner will pay such amount to the charterer. Similarly, if any audit required by the time charter reveals that the vessel owner’s reasonable estimate of the tax liability varied from the actual tax liability, the vessel owner or the charterer, as applicable, will pay to the other party the difference in such amount.

If PGN exercises an option to extend the PGN FSRU Lampung time charter beyond its initial term, the hire rate will be determined as set forth above, provided that the capital element will be increased by 50% and the operating and maintenance element will equal cost pass-through.

The hire rate is subject to adjustment if any change in Indonesian law or tax occurs that alters the vessel owner’s performance of the time charter or the charterer requires the vessel owner to lay-up the vessel.

Furthermore, the hire rate is subject to deduction by the charterer for sums due in respect of the vessel owner’s failure to satisfy the performance warranties or if, as a result of an event of force majeure and subject to specified exceptions, the regasificiation flow rate is less than that required to meet the quantity nominated. However, any deduction for the vessel owner’s failure to satisfy the performance warranties may not exceed the aggregate of the capital element and the operating and maintenance element for that day; provided, that such cap does not apply to the vessel owner’s failure to satisfy specified fuel consumption or boil-off warranties.

The charterer will pay the vessel owner the hire rate for time lost due to a Lampung Charterer Risk Event.

Expenses

The vessel owner is responsible for providing certain items and services, which include the Lampung Vessel Owner Expenses and the supply of all LNG required for gassing up and cooling of the vessel. The vessel owner pays for non-Indonesian taxes and alterations required by Det Norske Veritas GL to maintain class or the IMO. The vessel owner also will provide, at is expense, accommodation space for at least two of the charterer’s employees responsible for coordinating terminal operations onshore and offshore, provided that the charterer reimburses the vessel owner for the cost of provisions supplied to such employees.

The charterer pays for make-up of bunker fuels provided by the vessel owner and during tests; regasified LNG for use as fuel; port charges, pilotage, towing, mooring, agency fees or customs or import duties; duties, levies and taxes relating to unloading; costs and expenses relating to terminal security required by the International Ship and Port Facility Security Code (the “ISPS Code”); and mooring, periodic maintenance, repairs, insurance, inspections and surveys beyond daily inspections and capital spares. The charterer also pays for Indonesian taxes and alterations not required by Det Norske Veritas GL to maintain class or the IMO.

Off-hire

Under the PGN FSRU Lampung time charter, the vessel generally will be deemed off-hire if she is not available for the charterer’s use for a specified amount of time due to, among other things:

•	drydocking that exceeds allowances;

•	the vessel failing to satisfy specified operational minimum requirements, except as a result of a Lampung Charterer Risk Event or an event of force majeure; or

•	the vessel owner’s failure to satisfy the management warranties described above under “—Performance Standards.”

In the event of off-hire, all hire will cease to be due or payable for the duration of off-hire. Notwithstanding the foregoing, hire is not reduced due to an event of off-hire if the event of off-hire does not exceed a specified number of hours in any 12-month period.

Technical Support

Under the PGN FSRU Lampung time charter, the vessel owner is responsible for the technical support services with respect to the vessel, including engagement and provision of a qualified crew, maintaining the vessel, arranging supply of stores and equipment, periodic drydocking and ensuring compliance with applicable regulations, including licensing and certification requirements. These services are provided by Höegh LNG Management pursuant to the technical information and services agreement between the vessel owner and Höegh Norway and the sub-technical support agreement between Höegh Norway and Höegh LNG Management.

Termination

Under the PGN FSRU Lampung time charter, the charterer is entitled to terminate the time charter for the following reasons:

•

if, due to one of several specified events of force majeure (“Lampung Nongovernmental Force Majeure”) that results in physical damage to the vessel or the Mooring in respect of which insurance proceeds are payable under the loss of hire insurance and hull and machinery insurance (“Lampung Vessel Force Majeure”), the vessel owner is unable to comply with nominations for a specified number of days;

•

if, due to an event of force majeure that is not Lampung Nongovernmental Force Majeure or Lampung Vessel Force Majeure (“Lampung Other Force Majeure”), the vessel owner is unable to comply with nominations for a specified number of days; or

•	if there has been an event of force majeure caused by the Indonesian government (“Lampung Governmental Force Majeure”) during a specified number of days.

If the charterer terminates for Lampung Other Force Majeure or Lampung Governmental Force Majeure, the charterer will pay the vessel owner a specified termination fee based upon the year in which the time charter is terminated.

Additionally, after the occurrence of an event of default by the vessel owner, and while such event of default continues, the charterer may terminate the time charter. If the charterer terminates the time charter for certain events of default that the vessel owner intentionally or deliberately committed for the purpose of terminating the time charter so that the vessel owner could employ the vessel with a third party, the vessel owner will transfer the vessel’s title to the charterer.

The vessel owner may terminate the time charter after the occurrence of an event of default by the charterer while such event of default continues. If the charterer fails to pay invoiced amounts when due and such failure continues for a specified number of days following notice from the vessel owner, the vessel owner may suspend its performance and remain on-hire until such failure is corrected.

If the time charter is terminated by the vessel owner for an event of default of the charterer, the charterer will pay the vessel owner a specified termination fee based upon the year in which the time charter is terminated. Under such circumstances, as well as if the time charter is terminated by the charterer for Lampung Governmental Force Majeure, the vessel owner may require that the parties begin negotiation of terms under which the vessel owner would be willing to sell to the charterer a 50% ownership interest in the vessel for a specified amount that declines over time and is based upon the year in which the time charter is terminated. If the charterer terminates the time charter for force majeure other than Lampung Governmental Force Majeure or an event of default of the vessel owner, the charterer may require the parties to begin such negotiation.

The time charter will terminate automatically if the vessel is lost or a constructive total loss.

Indemnification

For losses arising out of claims for illness or injuries to or death of any employees of the vessel owner, the vessel owner’s affiliates, certain subcontractors of the vessel owner, persons contracting with the vessel owner under the building contract or the Mooring contract and representatives of each of the foregoing (collectively, the “Lampung Owner’s Group”), the vessel owner will indemnify the charterer, certain affiliates and subcontractors of the charterer, persons executing tug charters and terminal use agreements, persons receiving regasified LNG delivered by the vessel and representatives of each of the foregoing (collectively, the “Lampung Charterer’s Group”). Reciprocal obligations are imposed on the charterer.

For losses arising out of claims for damage to or loss of the vessel or property, equipment or materials owned or leased by any member of the Lampung Owner’s Group, the vessel owner will indemnify the Lampung Charterer’s Group. Similarly, the charterer will indemnify the Lampung Owner’s Group for losses arising out of claims for damage to or loss of property, equipment or materials owned or leased by any member of the Lampung Charterer’s Group or LNG stored on the vessel or the Mooring.

For losses arising from pollution or contamination created by the vessel or the operation thereof or the Mooring, the vessel owner will indemnify the Lampung Charterer’s Group; provided, that the vessel owner’s aggregate liability for each applicable accident will not exceed $150,000,000. For losses arising from pollution or contamination created by, or directly related to, the operation of the downstream pipeline, any LNG carrier or any vessel operating under a tug charter, the charterer will indemnify the Lampung Owner’s Group.

Purchase Option

PGN was granted an option to purchase the PGN FSRU Lampung at specified prices based upon the year in which the option is exercised. Such option to purchase may be exercised commencing in June 2017; however, it may not be exercised if either of the charter extension options has expired without exercise. The option is exercisable upon PGN giving us notice specifying the time and date of delivery, which must be after the third anniversary of the date of delivery. The option to purchase survives termination of the time charter. While we currently believe that it is unlikely that the purchase option will be exercised and we believe that the compensation we would receive upon any exercise by PGN of its purchase option would adequately compensate us for the loss of the PGN FSRU Lampung, there can be no assurance that any proceeds payable to us upon exercise of the option would adequately compensate us for the loss of the PGN FSRU Lumpung. If PGN exercises its option to purchase the PGN FSRU Lampung, we will attempt to acquire a replacement vessel with the proceeds from such exercise. However, we may be unable to acquire a suitable replacement vessel, because, among other things that are beyond our control, there may be no replacement vessels that are readily available for purchase at a price that is equal to or less than the proceeds from the option exercise and on terms acceptable to us, or the purchase price of a replacement vessel at the time we identify such replacement vessel may be greater than the proceeds we receive from the exercise of the option. In addition, the hire rate of any replacement vessel we are able to acquire may be lower than the hire rate under the charter. Our inability to find a suitable replacement vessel or the chartering of a replacement vessel at a lower hire rate would have a material adverse effect on our cash flow and on our ability to make cash distributions to our unitholders. Please read “Risk Factors—Risks Inherent in Our Business—PGN has the option to purchase the PGN FSRU Lampung beginning in June 2017. If PGN exercises this option, it could have a material adverse effect on our operating cash flows and our ability to make cash distributions to our unitholders.”

Guarantee

Pursuant to the PGN FSRU Lampung time charter, Höegh LNG guarantees the due and proper performance by PT Hoegh of all its obligations and liabilities under the time charter.

Competition

The FSRU and LNG carrier industries are capital-intensive and operational expertise is critical, which create high barriers to entry. These industries are viewed as an integral part of the LNG industry. A company with a solid track record, knowledge of the market and an experienced, well-trained crew is preferred to a new entrant since the cost and impact of vessel downtime is significant for the customer. Our competitors in the FSRU and LNG carrier industries include BW Maritime Pte. Ltd., Dynagas LNG Partners LP, Excelerate Energy L.P., Exmar NV, GasLog Ltd., GasLog Partners LP, Golar LNG Limited, Golar LNG Partners LP, MOL and Teekay LNG Partners L.P.

Classification, Inspection and Maintenance

Every large, commercial seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of that particular class of vessel as laid down by that society and the applicable flag state. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake to conduct a survey on application or by official order, acting on behalf of the authorities concerned.

Our FSRUs are “classed” as LNG carriers with the additional class notation REGAS-2 signifying that the regasification installations are designed and approved for continuous operation. To ensure continuous compliance, regular and extraordinary surveys of hull and machinery, including the power plant and any special equipment classed, are required to be performed by a class surveyor. For inspection of the underwater parts and for repairs related to intermediate inspections, vessels generally are drydocked, pursuant to a drydock cycle determined by the classification society and the flag state concerned. However, with FSRUs, certain inspections can be done without drydocking, as special measures are available to inspect the underwater parts. If any defects are found, the class surveyor will issue a “recommendation” which must be rectified by the vessel owner within prescribed time limits. The classification society also undertakes other surveys on request of the flag state and checks that regulations and requirements of that flag state are complied with. These surveys are subject to agreements made for each individual survey and flag state concerned.

It is a condition for insurance coverage (i.e., the “seaworthiness” of the vessel) that the vessel is certified as “in class” with a member of the International Association of Classification Societies. Each of our vessels is certified by Det Norske Veritas GL, compliant with the ISM Code, and “in class.”

The ship manager carries out inspections of the ships on a regular basis; both at sea and while the vessels are in port, while the classification societies carry out inspections and ship audits to verify conformity with manager’s reports. The results of these inspections, which are conducted both in port and underway, are presented in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, improvements to the safety and environmental protection system and to crew welfare. Among others, based on these evaluations, the ship manager creates and implements a program of continuous maintenance and improvement for its vessel and its systems.

Safety, Management of Ship Operations and Administration

Safety is a top priority. Our vessels are operated in a manner intended to protect the safety and health of employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten safety, such as groundings, collisions, loss of containment and fire. We are also committed to reducing emissions and waste generation. We have established key performance indicators to facilitate regular monitoring of our operational performance. We set targets on an annual basis to drive continuous improvement, and we review performance indicators monthly to determine if remedial action is necessary to reach our targets. Höegh LNG’s shore staff performs a full range of technical, commercial and business development services for us. This staff also provides administrative support to our operations in accounting, finance and cash management, legal, commercial insurance and general office administration and secretarial services.

Höegh LNG assists the vessel owners in managing ship operations and maintaining a technical department to monitor and audit ship manager operations. Höegh LNG Management has received its certifications for and works to the standards of ISO 9001 on Quality, ISO 14001 on Environmental Management and Occupational Health and Safety Advisory Services 18001, which concerns occupational health and safety. Additionally, Höegh LNG Management is in the process of obtaining the ISO 29001 standard, which is the sector-specific quality standard for the petroleum, petrochemical and natural gas industry. Through Det Norske Veritas GL, Höegh LNG Management has obtained approval of its safety management systems as being in compliance with the ISM Code, on behalf of the appropriate flag state for the vessels in our fleet, which are flagged in Norway and Indonesia. Our vessels’ safety management certificates are being maintained through ongoing internal audits performed by Höegh LNG Management and through intermediate audits performed by the flag states or recognized classification societies on its behalf. To supplement our operational experience, Höegh LNG provides expertise in various functions critical to our operations. This affords an efficient and cost-effective operation and, pursuant to commercial and administration management agreements with Höegh Norway and a technical information and services agreement with Höegh Norway, access to accounting, finance and cash management, legal, commercial insurance and general office administration and secretarial services. Critical ship management or technical support functions that will be provided by Höegh LNG Management through its various offices around the world include:

•	technical management, maintenance and drydocking;

•	crew management;

•	procurement, purchasing and forwarding logistics;

•	marine operations;

•	oil major and terminal vetting compliance;

•	shipyard supervision;

•	insurance; and

•	financial services.

These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management. In addition, Höegh LNG’s day-to-day focus on cost control will be applied to our operations. To some extent, the uniform design of some of our vessels and the adoption of common equipment standards should also result in operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair and spare parts ordering.

Maritime Personnel and Competence Development

As of December 31, 2013, Höegh LNG Management employed approximately 350 seafarers who serve on our vessels, of whom approximately 280 are employees and 70 are in a crew pool. However, during 2014, the current non-Norwegian employees of Höegh LNG Management are employed by Höegh Maritime Management, a newly created subsidiary of Höegh Asia. Höegh LNG Management and Höegh Maritime Management will employ and train additional seagoing staff to assist us as we grow. Höegh LNG Management, the ISM-certified company, provides technical management services, including all necessary crew-related services, to the vessel owners pursuant to the ship management agreements. Please read “Certain Relationships and Related Party Transactions—Ship Management Agreements.”

We regard attracting and retaining competent and motivated seagoing personnel as a top priority. Like Höegh LNG, we offer our seafarers competitive employment packages and opportunities for personal and career development, which relates to a philosophy of promoting internally. The officers and crew operating our vessels are employed on individual employment contracts, which are based on International Transport Federation-approved collective bargaining agreements and include conditions determined both by the negotiating parties and the flag states. We believe our relationships with these labor unions are good. Höegh LNG currently is a member of the Norwegian Shipowner’s Association and is participating in some of the collective bargaining agreement negotiations with trade unions.

Our commitment to training is fundamental to the development of the highest caliber of seafarers for our marine operations. Höegh LNG Management’s cadet training approach is designed to balance academic learning with hands-on training at sea. Höegh LNG Management uses only recognized training institutions in Norway and other countries. In 2014, we will have cadets from Europe, Asia and the United States. We believe that high-quality crew and training policies will play an increasingly important role in distinguishing the preferred LNG-experienced independent shipping companies from those that are newcomers to LNG and lacking in-house experienced staff and established expertise on which to base their customer service and safety operations.

Risk of Loss, Insurance and Risk Management

The operation of FSRUs, LNG carriers and other LNG infrastructure assets has inherent risks. These risks include mechanical failure, personal injury, collision, property loss, vessel or cargo loss or damage and business interruption due to political circumstances in foreign countries or hostilities. In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. We believe that our present insurance coverage is adequate to protect us against the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage consistent with standard industry practice. However, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

We have obtained hull and machinery insurance on all our vessels against marine and war risks, which include the risks of damage to our vessels, including claims arising from collisions with other vessels or contact with jetties or wharves, salvage or towing costs and also insure against actual or constructive total loss of any of our vessels. However, our insurance policies contain deductible amounts for which we will be responsible.

We have also obtained loss of hire insurance to protect us against loss of income in the event the vessel cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policy, our insurer will pay us the hire rate agreed in respect of each vessel for each day, in excess of 20 deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 180 days.

Protection and indemnity insurance, which covers our third-party legal liabilities in connection with our shipping activities, is provided by a mutual P&I club. This includes third-party liability and other expenses related to the injury or death of crewmembers, passengers and other third-party persons, loss or damage to cargo and other damage to other third-party property, including pollution arising from oil or other substances, and other related costs, including wreck removal.

Our current protection and indemnity insurance coverage for pollution is limited to $3.07 billion for all liabilities, except for pollution, which is limited to $1 billion per vessel per incident. We are a member of the Gard P&I Club, which is one of the 13 P&I clubs that comprises the International Group. Members of the International Group insure approximately 90% of the world’s commercial tonnage, and they have entered into a pooling agreement to reinsure each P&I club’s liabilities. P&I clubs provide the basic layer of insurance, which is currently $9 million. For members of the International Group, the International Group provides the next layer of insurance, covering liability between $9 million and $30 million. For liabilities above $30 million, the International Group has one of the world’s largest reinsurance contracts, with the maximum liability per accident or occurrence currently set at $3 billion. As a member of the Gard P&I Club, we are subject to a call for additional premiums based on the clubs’ claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I club has reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

The insurers providing the covers for hull and machinery, loss of hire and protection and indemnity have confirmed that they will consider the FSRUs as vessels for the purpose of providing insurance.

We will use in our operations Höegh LNG’s thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers competence training program, seafarers workshops and membership in emergency response organizations. We expect to benefit from Höegh LNG’s commitment to safety and environmental protection as certain of its subsidiaries assist us in managing our vessel operations. Höegh LNG Management has been certified under the standards reflected in ISO 9001 for quality assurance and is certified in accordance with the International Marine Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis.

Environmental and Other Regulation

General

Governmental and international agencies extensively regulate the carriage, handling, storage and regasification of LNG. These regulations include international conventions and national, state and local laws and regulations in the countries where our vessels now or, in the future, will operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these regulations or the impact that these regulations will have on the resale value or useful lives of our vessels. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels.

We believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our vessels. In many cases where permits are required from countries to whose jurisdictional waters our vessels have been deployed, the charter party or its customer is responsible for obtaining the permit. A variety of governmental and private entities inspect our vessels on both a scheduled and unscheduled basis. These entities, each of which may have unique requirements and each of which conducts frequent inspections, include classification societies, flag state, or the administration of the country of registry, charterers, terminal operators, LNG producers and local port authorities, such as the U.S. Coast Guard, harbor master or equivalent. Our vessels are subject to inspections on an unscheduled basis and we expect, in the future, they will also be subject to inspection by the applicable governmental and private entities on a scheduled basis. However, future noncompliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

Höegh LNG Management is operating in compliance with the ISO Environmental Standard for the management of the significant environmental aspects associated with the ownership and operation of a fleet of FSRUs and LNG carriers. Höegh Norway received its ISO 9001 certification (Quality Management Systems) in May 2008, which also includes certification of Höegh LNG Management. Höegh Norway also received its certification to the ISO 14001 Environmental Standard, which requires that we and Höegh LNG Management commit managerial resources to act on our environmental policy through an effective management system.

International Maritime Regulations of FSRUs and LNG Carriers

The IMO is the United Nations’ agency that provides international regulations governing shipping and international maritime trade. The requirements contained in the ISM Code promulgated by the IMO govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Höegh LNG Management holds a Document of Compliance under the ISM Code for operation of the GDF Suez Neptune and the GDF Suez Cape Ann, and PT Hoegh holds a Document of Compliance under the ISM Code for operation of the PGN FSRU Lampung. All Documents of Compliance meet the standards set by the IMO.

Vessels that transport gas, including FSRUs and LNG carriers, are also subject to regulation under the International Gas Carrier Code (the “IGC Code”), published by the IMO. The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases in Bulk. Each of our vessels is in compliance with the IGC Code, and each of our newbuildings contracts requires that the vessel receive certification of compliance with applicable regulations before she is delivered. Noncompliance with the IGC Code or other applicable IMO regulations may subject a vessel owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

The IMO also promulgates ongoing amendments to SOLAS. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. It requires the provision of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System, which is an international radio equipment and watchkeeping standard, afloat and at shore stations, and relates to the Treaty on the Standards of Training and Certification of Watchkeeping Officers (“STCW”), also promulgated by the IMO. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Noncompliance with these types of IMO regulations may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code are prohibited from trading in U.S. and European Union ports.

In the wake of increased worldwide security concerns, the IMO amended SOLAS and added the ISPS Code as a new chapter to that convention. The objective of the ISPS Code, which came into effect on July 1, 2004, is to detect security threats and take preventive measures against security incidents affecting ships or port facilities. Höegh LNG Management has developed Security Plans and appointed and trained Ship and Office Security Officers, and all of our vessels have been certified to meet the ISPS Code. See “—Vessel Security Regulations” for a more detailed discussion about these requirements.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.

Air Emissions

The MARPOL Convention is the principal international convention negotiated by the IMO governing marine pollution prevention and response. The MARPOL Convention imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions. MARPOL 73/78 Annex VI “Regulations for the Prevention of Air Pollution” (“Annex VI”) entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, emissions of volatile compounds from cargo tanks and incineration of specific substances, and prohibits deliberate emissions of ozone-depleting substances. Annex VI also includes a global cap on sulfur content of fuel oil and allows for special areas to be established in different regions of the world with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodical classification survey. Ships more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Certificate (an “IAPP Certificate”). Annex VI came into force in the United States on January 8, 2009. All of our vessels currently have IAPP Certificates.

In March 2006, the IMO amended Annex I to the MARPOL Convention, including a new regulation relating to oil fuel tank protection, which became effective August 1, 2007. The new regulation applies to various ships delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards. IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

On July 1, 2010, amendments proposed by the United States, Norway and other IMO member states to Annex VI took effect that require progressively stricter limitations on sulfur emissions from ships. In Emission Control Areas, limitations on sulfur emissions require that fuels contain no more than 1% sulfur. As of January 1, 2012, fuel used to power ships may not contain more than 3.5% sulfur. This cap has begun to decrease progressively and will continue to do so until it reaches 0.5% by January 1, 2020. The European Directive 2005/33/EU, which came into effect January 1, 2010, bans the use of fuel oils containing more than 0.1% sulfur by mass by any merchant vessel while at berth in any European Union country. Our FSRUs have achieved compliance through use of gas boil-off and low sulfur marine diesel oil in their diesel generators and boilers. The amendments also establish new stringent standards for emissions of nitrogen oxides from new marine engines, depending on their date of installation.

As discussed in “—U.S. Clean Air Act” below, U.S. air emissions standards are now equivalent to these amended Annex VI requirements. Additional or new conventions, laws and regulations may be adopted in the future and could require the installation of emission control systems. Because our vessels are largely powered by means other than fuel oil we do not anticipate that any emission limits that may be promulgated will require us to incur any material costs for the operation of our vessels but that possibility cannot be eliminated.

Ballast Water Management Convention

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with a requirement for treatment. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. Though this standard has not been met, the IMO has passed a resolution encouraging the ratification of the BWM Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems (“BWMS”) on new ships. As referenced below, the U.S. Coast Guard issued new ballast water management rules on March 23, 2012, and the U.S. Environmental Protection Agency (the “EPA”) issued a new Vessel General Permit in March 2013 that contains numeric technology-based ballast water effluent limitations that will apply to certain commercial vessels with ballast water tanks. Under the requirements of the BWM Convention for units with ballast water capacity more than 5,000 cbm that were constructed in 2011 or before, ballast water management exchange or treatment will be accepted until 2016. From 2016 (or not later than the first renewal date of the International Oil Pollution Prevention Certificate after 2016), only ballast water treatment will be accepted by the BWM Convention. Installation of ballast water treatment systems will be needed on the GDF Suez Neptune and the GDF Suez Cape Ann. Given that ballast water treatment technologies are still at the developmental stage, at this time the additional costs of complying with these rules are unclear, but current estimates suggest that additional costs are not likely to be material.

Bunkers Convention/CLC State Certificate

The International Convention on Civil Liability for Bunker Oil Pollution 2001 (the “Bunker Convention”) entered into force in signatory states to the Convention on November 21, 2008. The Bunker Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. The Bunker Convention requires the vessel owner that is liable for pollution damage to pay compensation for such damage (including the cost of preventive measures) caused in the territory, including the territorial sea of a State Party, as well as its economic zone or equivalent area. Registered owners of any seagoing vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, are required to maintain insurance that meets the requirements of the Bunker Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force. The State Party-issued certificate must be carried onboard at all times.

P&I clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels have received “Blue Cards” from their P&I club and are in possession of a CLC State-issued certificate attesting that the required insurance coverage is in force.

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at the IMO meetings.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships (the “Anti-fouling Convention”). The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels, and we do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

U.S. Environmental Regulation of FSRUs and LNG Carriers

Our vessels operating in U.S. waters now or, in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment. In some cases, these laws and regulations require governmental permits and authorizations before we may conduct certain activities. These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution that occurs. Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties. As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, increases our overall cost of business.

Oil Pollution Act and CERCLA

OPA 90 established an extensive regulatory and liability regime for environmental protection and clean-up of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the 200 nautical mile exclusive economic zone of the United States. CERCLA applies to the discharge of hazardous substances whether on land or at sea. While OPA 90 and CERCLA would not apply to the discharge of LNG, they may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

•	natural resource damages and related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, profits or earnings capacity;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

Effective as of July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA 90 liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation) (relevant to our and Höegh LNG’s vessels). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. This limit is subject to possible adjustment for inflation. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws.

CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages for releases of “hazardous substances.” Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for each release from vessels not carrying hazardous substances as cargo or residue, and $300 per gross ton or $5 million for each release from vessels carrying hazardous substances as cargo or residue. As with OPA 90, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, by the responsible party’s gross negligence or willful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA 90 and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA 90, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA 90 requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA 90/CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA 90 regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA 90/CERCLA. We currently maintain U.S. Coast Guard National Pollution Funds Center-issued three-year Certificates of Financial Responsibility supported by guarantees that we purchased from an insurance-based provider for all of our vessels.

In response to the BP Deepwater Horizon oil spill, the U.S. Congress is currently considering a number of bills that could potentially increase or even eliminate the limits of liability under OPA 90. Compliance with any new requirements of OPA 90 may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future could adversely affect our business and ability to make cash distributions to our unitholders.

U.S. Clean Water Act

The CWA prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a permit or exemption, and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA. The EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. The rules require commercial vessels 79 feet in length or longer (other than commercial fishing vessels) (“Regulated Vessels”) to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (the “VGP”), incorporates the current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent, including best management practices (the “BMPs”) designed to decrease the amount of constituents entering the waste stream. Unlike land-based discharges, which are deemed acceptable by meeting certain EPA-imposed numerical effluent limits, each of the 26 VGP discharge limits is deemed to be met when a Regulated Vessel carries out the BMPs pertinent to that specific discharge stream. The VGP imposes additional requirements on certain Regulated Vessel types that emit discharges unique to those vessels. Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements, are also included for all Regulated Vessels.

U.S. Ballast Water Regulation

In the United States, two federal agencies regulate ballast water discharges, the EPA, through the VGP, and the U.S. Coast Guard, through approved BWMS. On March 28, 2013, the EPA published a new VGP to replace the existing VGP when it expired in December 2013. The new VGP includes numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water, as opposed to the current BMPs requirements. The new VGP also imposes a variety of changes for non-ballast water discharges including more stringent BMPs for discharges of oil-to-sea interfaces in an effort to reduce the toxicity of oil leaked into U.S. waters. For certain existing vessels, the EPA has adopted a staggered implementation schedule to require vessels to meet the ballast water effluent limitations by the first drydocking after January 1, 2014 or January 1, 2016, depending on the vessel size. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations immediately upon the effective date of the new VGP.

On June 20, 2012, the final rule issued by the U.S. Coast Guard establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of U.S. Coast Guard-approved BWMS went into effect. The final rule adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in the BWM Convention. The final rule requires that ballast water discharge have no more than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge can have 10 living organisms per cbm of discharge. The U.S. Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish the results no later than January 1, 2016. The rule requires installation of U.S. Coast-Guard approved BWMS by new vessels constructed on or after December 1, 2013 and existing vessels as of their first drydocking after January 1, 2016. If U.S. Coast Guard-type approved technologies are not available by a vessel’s compliance date, the vessel may request an extension to the deadline from the U.S. Coast Guard.

U.S. Clean Air Act

The U.S. Clean Air Act of 1970, as amended, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI. The emission standards apply in two stages: near-term standards for newly-built engines apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides will apply from 2016. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

Regulation of Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a nonbinding commitment to reduce greenhouse gas emissions. The IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The European Commission is currently considering possible European action to introduce monitoring, reporting and verification of greenhouse gas emissions from maritime transport as a first step towards measures to reduce these emissions.

On January 1, 2013, the IMO’s approved mandatory measures to reduce emissions of greenhouse gases from international shipping went into force. These include amendments to Annex VI for the prevention of air pollution from ships adding a new Chapter 4 to Annex VI on energy efficiency requiring the Energy Efficiency Design Index (the “EEDI”) for new ships, and the Ship Energy Efficiency Management Plan (the “SEEMP”) for all ships. Other amendments to Annex VI add new definitions and requirements for survey and certification, including the format for the International Energy Efficiency Certificate. The regulations apply to all ships of 400 gross tonnage and above. These new rules will likely affect the operations of vessels that are registered in countries that are signatories to Annex VI or vessels that call upon ports located within such countries. The implementation of the EEDI and the SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

In the United States, the EPA issued a final finding that greenhouse gases threaten public health and safety and has promulgated regulations that regulate the emission of greenhouse gases, but not from ships. The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from oceangoing vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have recently been considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

Other federal and state laws and regulations relating to the control of greenhouse gas emissions may come into effect, including climate change initiatives that have been considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Act of 2002 (the “MTSA”) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposed various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must obtain an International Ship Security Certificate (an “ISSC”) from a recognized security organization approved by the vessel’s flag state.

Among the various requirements are:

•

onboard installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	onboard installation of ship security alert systems, which do not sound on the vessel but only alert the authorities onshore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•

a continuous synopsis record kept onboard showing a vessel’s history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from obtaining U.S. Coast Guard-approved MTSA vessel security plans provided such vessels have onboard an ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code.

Our ship manager has developed Security Plans and appointed and trained Ship and Office Security Officers, and each of the vessels in our fleet complies with the requirements of the ISPS Code, SOLAS and the MTSA.

Other Regulations

International Conventions

Our vessels may also become subject to the 2010 HNS Convention, if it is adopted by a sufficient number of countries. The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances (“HNS”), including liquefied gases. The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by vessel owners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the vessel owner up to a maximum of 100 million from the supplementary foreign exchange reserve assets defined and maintained by the International Monetary Fund called Special Drawing Rights (“SDR”). If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.

Indonesia Environmental Regulation of FSRUs

In Indonesia, the environmental requirements of downstream business activity for the gas industry are regulated and supervised by the Government of Indonesia and controlled through business and technical licenses issued by the Minister of Energy and Mineral Resources and BPH Migas, the regulatory agency for downstream oil and gas activity. Under Law 22, the Government of Indonesia has the exclusive rights to gas exploitation and activities carried out by private entities based on government-issued licenses. Companies engaging in downstream activities must comply with environmental management and occupational health and safety provisions related to operations. This includes obtaining environmental licenses and conducting environmental monitoring and reporting for activities that may have an impact on the environment. Failure to comply with these laws and obtain the necessary business and technical licenses may subject us to sanctions including suspension and/or freezing of the business and responsibility for all damages arising from any violation. We believe we are currently in compliance with these laws and hold all applicable licenses. However, these laws are subject to change, and we cannot predict any future changes in the regulatory environment, which could result in increased costs to our business.

China Environmental Regulation of FSRUs

Effective June 1, 2011, the Ministry of Transport of the People’s Republic of China (the “PRC”) promulgated regulations on Ship-Induced Marine Pollution Emergency Preparation and Response Management (the “Emergency Response Regulations 2011”) together with the Detailed Rules on the implementation of the Ship-Induced Pollution Response Agreement Regime issued by the Marine Safety Administration (the “MSA”) of the PRC. In addition, the Prevention and Control of Marine Pollution from Ships were implemented in 2010, which requires operators of (i) any ship carrying polluting and hazardous cargoes in bulk or (ii) any other ships above 10,000 gross tons to enter into a Ship Pollution Response Agreement with a pollution clean-up company approved by the MSA prior to the vessel entering any PRC port. Under the Emergency Response Regulations 2011, operators are liable for all costs and expenses for any pollution and must be paid or secured with a financial guarantee before the vessel leaves the port.

While we believe we are in compliance with these regulations and have a Ship Pollution Response Agreement in place for our vessels, we cannot predict whether any accidental pollution may occur, whether it will cause us to incur costs and/or penalties or what the amount of any such costs or penalties may be.

In-House Inspections

Höegh LNG Management, our ship manager, regularly inspects our vessels for compliance with laws of host countries; both at sea and while in port. We also inspect and audit our vessels regularly to verify conformity with manager’s reports. These inspections result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance for our vessels and their systems.

Properties

Other than our vessels, we do not own any material property.

Legal Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us.

Taxation of the Partnership

The following are discussions of the material tax considerations applicable to us under U.S., United Kingdom, Marshall Islands, Norway and Singapore law, respectively, and each such discussion is the opinion of our tax counsel in such jurisdiction insofar as it contains legal conclusions based upon application of the tax law of the applicable jurisdiction to our particular factual circumstances. The opinions of our counsel are dependent on the accuracy of factual representations made by us to them, including descriptions of our operations contained herein. This discussion is based upon provisions of the applicable tax law as in effect on the date of this prospectus, regulations and current administrative rulings and court decisions, all of which are subject to change or differing interpretation, possibly with retroactive effect. Changes in these authorities or their interpretation may cause the tax consequences to vary substantially from the consequences described below. Statements contained herein that “we believe,” “we expect” or similar phrases are not legal conclusions or opinions of counsel.

United States Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us and is the opinion of Vinson & Elkins L.L.P., our U.S. counsel, insofar as it contains legal conclusions based upon the application of U.S. federal income tax law to our particular factual circumstances. This discussion is based upon provisions of the Code as in effect on the date of this prospectus, Treasury Regulations, and current administrative rulings and court decisions, all of which are subject to change or differing interpretation, possibly with retroactive effect. Changes in these authorities or their interpretation may cause the tax consequences to vary substantially from the consequences described below. The following discussion does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Election to be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. As such, we will be subject to U.S. federal income tax to the extent we earn income from U.S. sources or income that is treated as effectively connected with the conduct of a trade or business in the United States, unless such income is exempt from tax under Section 883 of the Code or otherwise.

Taxation of Operating Income

We expect that substantially all of our gross income will be attributable to the transportation, regasification and storage of LNG. Gross income generated from regasification and storage of LNG outside of the United States generally will not be subject to U.S. federal income tax, and gross income generated from such activities in the United States generally will be subject to U.S. federal income tax on a net basis plus a branch profits tax. Gross income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States (“U.S. Source International Transportation Income”) will be considered to be 50.0% derived from sources within the United States and may be subject to U.S. federal income tax on a gross basis as described below. Gross income attributable to transportation that both begins and ends in the United States (“U.S. Source Domestic Transportation Income”) will be considered to be 100.0% derived from sources within the United States and generally will be subject to U.S. federal income tax on a net basis plus a branch profits tax. Gross income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100.0% derived from sources outside the United States and generally will not be subject to U.S. federal income tax.

We are not permitted by law to engage in transportation that gives rise to U.S. Source Domestic Transportation Income, and we currently do not anticipate providing any regasification or storage services in the United States. However, certain of our activities give rise to U.S. Source International Transportation Income, and future expansion of our operations could result in an increase in the amount of U.S. Source International Transportation Income, all of which could be subject to U.S. federal income taxation unless an exemption from U.S. taxation applies under Section 883 of the Code (the “Section 883 Exemption”).

The Section 883 Exemption

In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and Treasury Regulations thereunder (the “Section 883 Regulations”), it will not be subject to the net basis and branch profits taxes or the 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption applies only to U.S. Source International Transportation Income and does not apply to U.S. Source Domestic Transportation Income. As discussed below, we believe that based on our ownership structure after the consummation of the offering, the Section 883 Exemption will apply and we will not be subject to U.S. federal income tax on our U.S. Source International Transportation Income.

We will qualify for the Section 883 Exemption for a particular taxable year if, among other things, we meet the following three requirements:

•

we are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that we earn (an “Equivalent Exemption”);

•	we satisfy the Publicly Traded Test (as described below) or the Qualified Shareholder Stock Ownership Test (as described below); and

•	we meet certain substantiation, reporting and other requirements.

In order for a non-U.S. corporation to meet the Publicly Traded Test, its equity interests must be “primarily traded” and “regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations provide, in pertinent part, that equity interests in a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a given country if, with respect to the class or classes of equity relied upon to meet the “regularly traded” requirement described below, the number of units of each such class that are traded during any taxable year on all established securities markets in that country exceeds the number of units in such class that are traded during that year on established securities markets in any other single country.

Equity interests in a non-U.S. corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations if one or more classes of such equity interests that, in the aggregate, represent more than 50.0% of the combined vote and value of all outstanding equity interests in the non-U.S. corporation satisfy certain listing and trading volume requirements. These listing and trading volume requirements will be satisfied with respect to a class of equity interests if trades in such class are effected, other than in de minimis quantities, on an established securities market on at least 60 days during the taxable year and the aggregate number of units in such class that are traded on such established securities market during the taxable year is at least 10.0% of the average number of units outstanding in that class during the taxable year (with special rules for short taxable years). In addition, a class of equity interests will be considered to satisfy these listing and trading volume requirements if the equity interests in such class are traded during the taxable year on an established securities market in the United States and are “regularly quoted by dealers making a market” in such class (within the meaning of the Section 883 Regulations).

Even if a class of equity interests satisfies the foregoing requirements, and thus generally would be treated as “regularly traded” on an established securities market, an exception may apply to cause the class to fail the regularly traded test for a taxable year if, for more than half of the number of days during the taxable year, one or more 5.0% unitholders (i.e., unitholders owning, actually or constructively, at least 5.0% of the vote and value of that class) own in the aggregate 50.0% or more of the vote and value of the class (which we refer to as the Closely Held Block Exception). For purposes of identifying its 5.0% unitholders, a non-U.S. corporation is entitled to rely on Schedule 13D and Schedule 13G filings with the SEC. In addition, an investment company that is registered under the Investment Company Act of 1940, as amended, is not treated as a 5.0% unitholder. The Closely Held Block Exception does not apply, however, in the event the corporation can establish that a sufficient proportion of such 5.0% unitholders are Qualified Shareholders (as defined below) so as to preclude other persons who are 5.0% unitholders from owning 50.0% or more of the value of that class for more than half the days during the taxable year.

As set forth above, as an alternative to satisfying the Publicly Traded Test, a non-U.S. corporation may qualify for the Section 883 Exemption by satisfying the Qualified Shareholder Stock Ownership Test. A corporation generally will satisfy the Qualified Shareholder Stock Ownership Test if more than 50.0% of the value of its outstanding equity interests is owned, or treated as owned after applying certain attribution rules, for at least half of the number of days in the taxable year by:

•	individual residents of jurisdictions that grant an Equivalent Exemption;

•	non-U.S. corporations organized in jurisdictions that grant an Equivalent Exemption and that meet the Publicly Traded Test; or

•	certain other qualified persons described in the Section 883 Regulations (which we refer to collectively as Qualified Shareholders).

We expect that we will initially satisfy all of the requirements for the Section 883 Exemption for the year of the offering and all future taxable years. First, we are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption with respect to the type of U.S. Source International Transportation Income we are expected to earn. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our joint ventures and subsidiaries) should be exempt from U.S. federal income taxation provided we meet either the Publicly Traded Test or the Qualified Shareholder Stock Ownership Test and we satisfy certain substantiation, reporting and other requirements.

It is the opinion of our U.S. counsel that our common units should initially represent more than 50.0% of the total combined voting power of all equity interests entitled to vote, and that our equity interests should be considered to be “regularly traded” on an established securities market, assuming we meet certain factual requirements, namely that our common units represent more than 50.0% of the total value of all of our outstanding equity interests, we satisfy the listing and trading volume requirements described previously and our common units do not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception as described below.

Our common units will be traded only on the New York Stock Exchange, which is considered to be an established securities market. Based upon our analysis of our expected cash flow and distributions on our outstanding equity interests, we have represented to our U.S. counsel that our common units represent more than 50.0% of the total value of all of our outstanding equity interests. Assuming the accuracy of this representation, our U.S. counsel is of the opinion that our equity interests should be “primarily traded” on an established securities market for purposes of the Publicly Traded Test.

In addition, we expect that we will satisfy the listing and trading volume requirements described previously for the year of the offering and all future taxable years. Further, our partnership agreement provides that any person or group that beneficially owns more than 4.9% of any class of our units then outstanding generally will be treated as owning only 4.9% of such units for purposes of voting for directors. There can be no assurance that this limitation will be effective to eliminate the possibility that we will have any 5.0% unitholders for purposes of the Closely Held Block Exception and our U.S. counsel has not rendered an opinion with respect to this limitation. Nevertheless, we expect that our common units will not lose eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception based upon the expected ownership of our common units following the offering. Thus, although the matter is not free from doubt and is based upon our belief and expectations regarding our satisfaction of the factual requirements described above as well as the legal opinion of our counsel described above, we believe that we will satisfy the Publicly Traded Test for the present taxable year, and we expect that we will satisfy the Publicly Traded Test for all taxable years after the offering.

Our U.S. counsel’s legal conclusions are based upon legal authorities that do not expressly contemplate an organizational structure such as ours. In particular, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Accordingly, it is possible that the IRS would assert that our common units do not meet the “regularly traded” test. In addition, as described previously, our ability to satisfy the Publicly Traded Test depends upon factual matters that are subject to change. Should any of the factual requirements described above fail to be satisfied, we may not be able to satisfy the Publicly Traded Test. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in our not being able to satisfy the Publicly Traded Test in the future. Please read “—United States Taxation—The Net Basis Tax and Branch Profits Tax” and “—United States Taxation—The 4.0% Gross Basis Tax” below for a discussion of the consequences in the event we do not satisfy the Publicly Traded Test or otherwise fail to qualify for the Section 883 Exemption.

Even if we were not able to satisfy the Publicly Traded Test for a taxable year, we may be able to satisfy the Qualified Shareholder Stock Ownership Test for that year provided Höegh LNG owns more than 50.0% of the value of our outstanding equity interests for more than half of the days in such year, Höegh LNG itself met the Publicly Traded Test for such year and Höegh LNG provided us with certain information that we need in order to claim the benefits of the Qualified Shareholder Stock Ownership Test. Based on representations made by Höegh LNG with respect to its present share ownership, exchange-traded shares and trading volumes, we believe Höegh LNG presently meets the Publicly Traded Test, and Höegh LNG has agreed to provide the information referenced above. However, there can be no assurance that Höegh LNG will continue to meet the Publicly Traded Test or be able to provide the information we need to claim the benefits of the Section 883 Exemption under the Qualified Shareholder Ownership Test. Further, the relative values of our equity interests are uncertain and subject to change, and as a result Höegh LNG may not own more than 50.0% of the value of our outstanding equity interests for any future year. Consequently, there can be no assurance that we would meet the Qualified Shareholder Stock Ownership Test based upon the ownership by Höegh LNG Ltd. of an indirect ownership interest in us.

The Net Basis Tax and Branch Profits Tax

If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income (i.e., 50.0% of such income) would be treated as effectively connected with the conduct of a trade or business in the United States (“Effectively Connected Income”) if we have a fixed place of business in the United States involved in the earning of U.S. Source International Transportation Income and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of bareboat charter income, is attributable to a fixed place of business in the United States. In addition, if we earn income from regasification or storage of LNG within the territorial seas of the United States, such income would be treated as Effectively Connected Income. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is received pursuant to bareboat charters, and none of our regasification or storage activities occur within the territorial seas of the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income or income earned from regasification or storage will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States (or earn income from regasification or storage activities within the territorial seas of the United States) in the future, which would result in such income being treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income, net of applicable deductions, would be subject to U.S. federal corporate income tax (imposed at rates of up to 35.0%). In addition, a 30.0% branch profits tax could be imposed on any income we earn that is treated as Effectively Connected Income, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid by us in connection with the conduct of our U.S. trade or business.

Taxation of Gain from the Sale of a Vessel

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis U.S. federal corporate income tax as well as branch profits tax with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

The 4.0% Gross Basis Tax

If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions. Under the sourcing rules described above under “—United States Taxation—Taxation of Operating Income,” 50.0% of our U.S. Source International Transportation Income would be treated as being derived from U.S. sources.

Marshall Islands Taxation

It is the opinion of Watson, Farley & Williams LLP, our counsel as to matters of the law of the Republic of the Marshall Islands, that because we, our operating subsidiary and our controlled affiliates do not, and do not expect to conduct business or operations in the Republic of the Marshall Islands, neither we nor our controlled affiliates will be subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a result, distributions by our operating subsidiaries and our controlled affiliates to us will not be subject to Marshall Islands taxation.

Norway Taxation

The following is a discussion of the material Norwegian tax consequences applicable to us, and, insofar as it contains legal conclusions based on the application of the taxation laws of the Kingdom of Norway to our particular factual circumstances, is the opinion of Advokatfirmaet Thommessen AS, our counsel as to taxation matters under the laws of the Kingdom of Norway. This discussion is based upon existing legislation and current tax authority practice as of the date of this prospectus. Changes in this legislation and practice may cause the tax consequences to vary substantially from the consequences described below. The following discussion does not purport to be a comprehensive description of all of the Norwegian tax considerations applicable to us.

As we do not have any Norwegian incorporated subsidiaries, there is no Norwegian taxation by virtue of being resident in Norway. We, our operating company, our joint ventures and our non-Norwegian incorporated subsidiaries do not contemplate to hold board meetings in Norway, to have a board consisting of a majority of Norwegian residents or to pass resolutions in any board with a majority of Norwegian resident directors.

Taxation of the Partnership and Non-Norwegian Incorporated Subsidiaries.    As we are a partnership and do not expect to be managed and controlled within Norway nor carrying out business in Norway, we do not expect to be subject to taxation in Norway. While certain of our joint ventures and non-Norwegian incorporated subsidiaries will enter into agreements with Höegh Norway and Höegh LNG Management, Norwegian incorporated and resident companies, for the provision of certain management and administrative services, we believe that the terms of these agreements will not result in us, our operating company or any of our non-Norwegian incorporated subsidiaries being treated as being resident in the Norway or having a permanent establishment or carrying out business in Norway. As a consequence, we expect that neither our profits, the profits of our operating company or any of our joint ventures and non-Norwegian incorporated subsidiaries will be subject to Norwegian corporation tax. We do not currently anticipate that any of our joint ventures and non-Norwegian incorporated subsidiaries will be controlled or managed in Norway or have a permanent establishment or otherwise carry on business in Norway. Accordingly, we do not anticipate that any of our joint ventures and non-Norwegian incorporated subsidiaries will be subject to Norwegian corporation tax.

United Kingdom Taxation

The following is a discussion of the material United Kingdom tax consequences applicable to us, and, insofar as it contains legal conclusions based on the application of the taxation laws of the United Kingdom to our particular factual circumstances, is the opinion of Vinson & Elkins L.L.P., our counsel as to taxation matters under the laws of the United Kingdom. This discussion is based upon existing legislation and current H.M. Revenue & Customs practice as of the date of this prospectus. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion does not purport to be a comprehensive description of all of the United Kingdom tax considerations applicable to us.

Taxation of the Partnership and non-United Kingdom Incorporated Subsidiaries.    As we are a limited partnership and do not expect to be managed and controlled within the United Kingdom nor trade in the United Kingdom, we do not expect to be subject to taxation in the United Kingdom. While we and our operating company will enter into agreements with Höegh UK, a United Kingdom incorporated and resident company, for the provision of certain administrative services, we believe that the terms of these agreements will not result in us or our operating company being treated as being resident in the United Kingdom or having a permanent establishment or carrying on a trade in the United Kingdom. As a consequence, we expect that neither our profits nor the profits or our operating company will be subject to United Kingdom corporation tax. We do not currently anticipate that any of our other non-United Kingdom incorporated subsidiaries will be controlled or managed in the United Kingdom or have a permanent establishment or otherwise carry on a trade in the United Kingdom. Accordingly, we do not anticipate that any of our non-United Kingdom incorporated subsidiaries will be subject to United Kingdom corporation tax.

Taxation of United Kingdom Incorporated Subsidiaries.    Höegh UK is incorporated in the UK and we anticipate will be centrally managed and controlled in the United Kingdom and therefore will be regarded for the purposes of United Kingdom tax as being resident in the United Kingdom and liable to United Kingdom corporation tax on its worldwide income and chargeable gains. The generally applicable rate of United Kingdom corporation tax is 21.0%. Höegh UK (and any other UK resident subsidiaries which we acquire) will generally be liable to tax at this rate on their income, profits and gains after deducting expenses incurred wholly and exclusively for the purposes of the business being undertaken. There is currently no United Kingdom withholding tax on distributions made by UK resident companies (such as Höegh UK).

Singapore Taxation

The following is a discussion of the material Singapore tax consequences applicable to us, and, insofar as it contains legal conclusions based on the application of the taxation laws of the Republic of Singapore to our particular factual circumstances, is the opinion of Advokatfirmaet PricewaterhouseCoopers AS, our counsel as to taxation matters under the laws of the Republic of Singapore. This discussion is based upon existing legislation and current Inland Revenue Authority of Singapore practice as of the date of this prospectus. Changes in the existing legislation and current practice may cause the tax consequences to vary substantially from the consequences described below. The following discussion does not purport to be a comprehensive description of all of the Singapore tax considerations applicable to us.

Taxation of the Partnership and non-Singapore Incorporated Subsidiaries.    As we are a limited partnership and do not expect to be managed and controlled within Singapore or trade in Singapore, we do not expect to be subject to taxation in the Singapore.

Taxation of the Singapore Incorporated Subsidiary.    Höegh Lampung is incorporated in Singapore, and we anticipate that it will be centrally managed and controlled in Singapore. As a result, Höegh Lampung will be regarded for the purposes of Singapore tax as being resident in Singapore and liable to Singapore corporate tax on income accrued in or derived from Singapore or income received in Singapore from outside Singapore in respect of (i) gains or profits from any trade or business, (ii) income from investment such as dividends, interest and rental, (iii) royalties, premiums and any other profits from property and (iv) other gains of an income nature. The generally applicable rate of Singapore corporation tax is 17%. Höegh Lampung will generally be liable to tax at this rate on its income, profits and gains after deducting revenue expenses incurred wholly and exclusively for the purposes of the business being undertaken.

Under Section 12(6) of the Income Tax Act, Chapter 134 of Singapore (“ITA”), the following payments are deemed to be derived from Singapore:

•	any interest, commission, fee or any other payment in connection with any loan or indebtedness or with any arrangement, management, guarantee, or service relating to any loan or indebtedness which is:

•

borne, directly or indirectly, by a person resident in Singapore or a permanent establishment in Singapore (except in respect of any business carried on outside Singapore through a permanent establishment outside Singapore or any immovable property situated outside Singapore); or

•	deductible against any income accruing in or derived from Singapore; or

•	any income derived from loans where the funds provided by such loans are brought into or used in Singapore.

Payments falling within the two bullet points above and made by Höegh Lampung, would fall within Section 12(6) of the ITA. Unless exempted, such payments, where made to a person not known to Höegh Lampung to be a tax resident in Singapore, are generally subject to withholding tax in Singapore.

Indonesian Taxation

The businesses and operation of PT Hoegh are subject to various Indonesian tax regulations. Pursuant to the charter for the PGN FSRU Lampung, the charterer will reimburse us for all applicable Indonesian taxes.

MANAGEMENT

Management of Höegh LNG Partners LP

Our partnership agreement provides that our general partner will irrevocably delegate to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the Partnership. Our general partner, Höegh LNG GP LLC, is wholly owned by Höegh LNG. Our officers will manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors.

Our current board of directors consists of seven members, Sveinung Støhle, Steffen Føreid, Claibourne Harris, Morten W. Høegh, Andrew Jamieson, David Spivak and Robert Shaw, appointed by our general partner. Following our first annual meeting of unitholders, our board of directors will consist of seven members, three of whom will be appointed by our general partner in its sole discretion and four of whom will be elected by our common unitholders. At least three of the elected directors will meet the independence standards established by the New York Stock Exchange. Directors appointed by our general partner will serve as directors for terms determined by our general partner. Directors elected by our common unitholders are divided into four classes serving staggered four-year terms. Four of the seven directors initially appointed by our general partner will serve until our annual meeting in 2014, at which time they will be replaced by four directors elected by our common unitholders. One of the four directors elected by our common unitholders will be designated as the Class I elected director and will serve until our annual meeting of unitholders in 2015, another of the four directors will be designated as the Class II elected director and will serve until our annual meeting of unitholders in 2016, another of the four directors will be designated as our Class III elected director and will serve until our annual meeting of unitholders in 2017 and the remaining director will be designated as our Class IV elected director and will serve until our annual meeting of unitholders in 2018. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by our board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to claim an exemption from U.S. federal income tax under Section 883 of the Code, if at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted (except for purposes of nominating a person for election to our board of directors). The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of such class of units. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

Because we qualify as a foreign private issuer under SEC rules, we are permitted to follow the corporate governance practices of the Marshall Islands (the jurisdiction in which we are organized) in lieu of certain of the corporate governance requirements that would otherwise be applicable to us. The New York Stock Exchange rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors. Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in the New York Stock Exchange rules. In addition, the New York Stock Exchange rules do not require limited partnerships like us to have boards of directors comprised of a majority of independent directors. Accordingly, after this offering, our board of directors will not be comprised of a majority of independent directors.

We will have an audit committee that will, among other things, review our external financial reporting, engage our external auditors and oversee our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee will initially be comprised of four directors, Mr. Harris, Mr. Jamieson, Mr. Shaw and Mr. Spivak. Our board of directors has determined that each of Mr. Harris,

Mr. Jamieson, Mr. Shaw and Mr. Spivak satisfies the independence standards established by the New York Stock Exchange. Mr. Spivak qualifies as an “audit committee expert” for purposes of SEC rules and regulations.

We will also have a conflicts committee ultimately comprised of at least two members of our board of directors. The conflicts committee will be available at our board of directors’ discretion to review specific matters that our board of directors believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of us or directors, officers or employees of our general partner or its affiliates, and must meet the independence standards established by the New York Stock Exchange to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. Our initial conflicts committee will be comprised of Mr. Harris, Mr. Shaw and Mr. Spivak, as well as any other additional directors who will be appointed after the closing of this offering. For additional information about the conflicts committee, please read “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest.”

New York Stock Exchange rules do not require foreign private issuers or limited partnerships like us to establish a compensation committee or a nominating/corporate governance committee. Similarly, under Marshall Islands law, we are not required to have a compensation committee or a nominating/corporate governance committee. Accordingly, we will not have a compensation committee or a nominating/corporate governance committee.

Employees of affiliates of Höegh LNG will continue to provide services to us after the closing of this offering under the Administrative Services Agreements. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Administrative Services Agreements.”

Our officers and the other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Höegh LNG or its affiliates. Our officers and such other individuals providing services to us or our subsidiaries intend to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Directors and Executive Officers

The following table provides information about our directors and executive officers. The business address for each of our directors and executive officers is 2 Reid Street, Hamilton, HM 11, Bermuda.

Name	Age	Position
Sveinung Støhle	55	Chairman of the Board of Directors
Steffen Føreid	45	Director
Claibourne Harris	64	Director, Member of the Audit Committee, Member of the Conflicts Committee
Morten W. Høegh	41	Director
Andrew Jamieson	66	Director, Member of the Audit Committee
Robert Shaw	58	Director, Member of the Audit Committee, Member of the Conflicts Committee
David Spivak	46	Director, Member of the Audit Committee, Member of the Conflicts Committee
Richard Tyrrell	41	Chief Executive Officer and Chief Financial Officer

Sveinung Støhle has served as our director and chairman of our board of directors since April 2014. Since 2005, Mr. Støhle has served as the President and Chief Executive Officer of Höegh LNG through his employment with Höegh Norway. He has more than 25 years of experience in the LNG industry with both shipping and oil and gas companies. Prior to his employment with Höegh LNG, Mr. Støhle held positions as President of Total LNG USA, Inc., Executive Vice President and Chief Operating Officer of Golar LNG Limited, General Manager Commercial of Nigeria LNG Limited and various positions with Elf Aquitaine. Mr. Støhle has a Master of Business Administration from the University of San Francisco and a Bachelor of Science in Finance from California State University.

Steffen Føreid has served as our director since April 2014. Since 2010, Mr. Føreid has served as the Chief Financial Officer of Höegh LNG. From 2008 to 2010, Mr. Føreid was the Chief Financial Officer of and an advisor to Grenland Group ASA. From 2002 to 2007, Mr. Føreid held various positions at a corporate restructuring of Kværner ASA, including Executive Vice President during a management buy-out of Kværner ASA and Vice President of Group Business Development at Aker Kværner ASA. From 1996 to 2001, Mr. Føreid worked within Corporate and Investment Banking at JPMorgan Chase & Co. Mr. Føreid has a Master of Science in Finance from the University of Fribourg in Switzerland.

Claiborne Harris has served as our director since May 2014. Since May 2013, Mr. Harris has been a member of Gunung Bonito LLC, which provides energy advisory services and LNG consulting. From October 2012 to April 2013, Mr. Harris served as a consultant to GDF Suez Energy North America, advising the President and Chief Executive Officer. From January 2006 to September 2012, he was President and Chief Executive Officer of GDF Suez Gas North America, which was responsible for GDF Suez Energy North America’s natural gas activities. From December 2002 to December 2006, Mr. Harris served as President and Chief Executive Officer of Suez Global LNG, which developed and managed LNG shipping assets. Prior to joining Suez Global LNG, Mr. Harris held various positions at Tractebel LNG Ltd., Enron, VICO Indonesia and UNOCAL. Mr. Harris holds a Bachelor of Science Geology from the University of Oklahoma.

Morten W. Høegh has served as our director since April 2014. Since 2006, Mr. Høegh has served as the Chairman of Höegh LNG, and since 2003, he has been a director of Höegh Autoliners Holdings AS (and its predecessors Leif Höegh & Co. ASA, Leif Höegh & Co. Ltd. and Höegh Autoliners Ltd.). Mr. Høegh is the Chairman of Höegh Eiendom AS, a director of Hector Rail AB and a director and member of the Executive Committee of Gard P&I (Bermuda) Ltd. He also serves as the Chairman of the UK committee of DNV GL. From 1998 to 2000, Mr. Høegh worked as an investment banker with Morgan Stanley. He has a Master in Business Administration from Harvard Business School and a Master of Science in Ocean Systems Management and a Bachelor of Science in Ocean Engineering from the Massachusetts Institute of Technology. He also is a graduate of the Military Russian Program at the Norwegian Defense Intelligence and Security School.

Andrew Jamieson has served as our director since April 2014. He has extensive experience in the energy industry, in general, and in LNG, in particular. Since 2009, Mr. Jamieson has served as a director of Höegh LNG. From 1974 to 2009, Mr. Jamieson held various positions with Royal Dutch Shell plc in the United Kingdom, the Netherlands, Denmark, Australia and Nigeria. Specifically, from 2005 to 2009, he served as Executive Vice President Gas & Projects and Member of the Gas & Power Executive Committee. From 1999 to 2004, he was Managing Director of Nigeria LNG Limited and Vice President of Bonny Gas Transport Limited. While at Royal Dutch Shell plc, Mr. Jamieson also was in charge of the North West Shelf Project in Australia and served as a director on various Royal Dutch Shell plc companies. Since 2005, 2010 and 2012, Mr. Jamieson has served as a director, director and chairman of Woodside Petroleum Ltd, Velocys PLC and Seven Energy International, respectively. Mr. Jamieson holds a Ph.D. degree from Glasgow University and is a Fellow of both the Institute of Chemical Engineers and the Royal Academy of Engineering.

Robert Shaw has served as our director since April 2014. Since 2008, Mr. Shaw has been an owner and a managing director of Mystras Ventures LLC, which makes dry bulk shipping industry-related investments. From 2001 to 2007, Mr. Shaw held various positions at Navios Maritime Holdings Inc., including board member, Executive Vice President, General Counsel and President. From 1985 to 2000, Mr. Shaw was a partner at Healy & Baillie LLP, a law firm specializing in shipping and international commercial law. Since 2013, Mr. Shaw has been a managing director of Sea Trade Holdings Inc. and its subsidiaries. Mr. Shaw also is the chairman of the board of the Carnegie Council for Ethics in International Affairs and a board member of the Society of Maritime Arbitrators, Inc. Mr. Shaw was admitted to the Law Society of England and Wales in 1980 and the New York bar in 1981 and holds a Bachelor of Arts in Jurisprudence from St John’s College, Oxford University.

David Spivak has served as our director since April 2014. Mr. Spivak is currently the Managing Director of Brockstreet Consulting, a strategic business and financial consulting firm he founded in 2013. From 1995 to 2012, Mr. Spivak worked at Citigroup as a capital markets professional and investment banker. He held a variety of positions at Citigroup, including serving as Managing Director in the Investment Banking and Equity Capital Markets Divisions, as well as serving as the Canadian Head of Global Capital Structuring. From 2005 to 2009, Mr. Spivak was head of Citigroup’s shipping equity franchise in New York. Prior to joining Citigroup, Mr. Spivak worked at Coopers & Lybrand in the Financial Advisory Services Group. Mr. Spivak has a Master of Business Administration from the University of Chicago and a Bachelor of Commerce from the University of Manitoba. He also is a Certified Public Accountant (inactive) and member of the TSX Listings Advisory Committee.

Richard Tyrrell joined Leif Höegh UK in January 2014 in readiness to serve as the Chief Executive Officer and Chief Financial Officer of us and Höegh UK. Prior to joining Leif Höegh UK, Mr. Tyrrell served as a Managing Director in the energy team of Perella Weinberg Partners, a global, independent advisory and asset management firm, from June 2009 until January 2014. From 2008 to February 2009, Mr. Tyrrell was an investment professional with Morgan Stanley Infrastructure, an infrastructure investment and management platform with $4 billion under management, where he evaluated principal investment opportunities. From 2003 to 2008, Mr. Tyrrell worked for various departments of Morgan Stanley’s Investment Banking Division, including its Global Energy and Utilities Group and its United Kingdom Mergers and Acquisitions Group. From 1994 to 2000, Mr. Tyrrell served as a technical manager and field engineer for Schlumberger Limited in Australia and Southeast Asia. Mr. Tyrrell has a Master of Business Administration from Harvard Business School and an undergraduate degree in Mechanical Engineering from the Imperial College of Science, Technology and Medicine.

Reimbursement of Expenses of Our General Partner

Our general partner will not receive compensation from us for any services it provides on our behalf, although it will be entitled to reimbursement for expenses incurred on our behalf. In addition, PT Hoegh, the owner of the PGN FSRU Lampung, will reimburse Höegh Norway pursuant to the technical information and services agreement for expenses Höegh Norway incurs pursuant to the sub-technical support agreement that it is party to with Höegh LNG Management. Our joint ventures will reimburse Höegh LNG Management for expenses incurred pursuant to the ship management agreements to which they are party to with Höegh LNG Management. Please read “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Ship Management Agreements.”

Executive Compensation

We have not paid any compensation to our directors or our Chief Executive Officer and Chief Financial Officer nor accrued any obligations with respect to management incentive or retirement benefits for our directors and our Chief Executive Officer and Chief Financial Officer prior to this offering. Pursuant to the administrative services agreement we and our operating company will enter into with Höegh UK, Richard Tyrrell, as an officer of Höegh UK, will provide executive officer functions for our benefit. Mr. Tyrrell will be responsible for our day-to-day management subject to the direction of our board of directors. Our officers and employees and officers and employees of our subsidiaries and affiliates of Höegh LNG and our general partner may participate in employee benefit plans and arrangements sponsored by Höegh LNG, our general partner or their affiliates, including plans that may be established in the future.

Compensation of Directors

Our officers who also serve as our directors will not receive additional compensation for their service as directors but may receive director fees in lieu of other compensation paid by Höegh LNG. We anticipate that each non-management director will receive compensation for attending meetings of our board of directors, as well as committee meetings. We expect non-management directors will each receive a director fee of $         per year. Members of the audit and conflicts committees will each receive a committee fee of $         per year. In addition, each director will be reimbursed for out-of-pocket expenses in connection with attending meetings of our board of directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

Richard Tyrrell Employment Agreement

In connection with this offering, Mr. Tyrrell entered into an employment agreement with Leif Höegh UK dated December 4, 2013 and effective on January 15, 2014, which was assigned from Leif Höegh UK to Höegh UK upon its formation. Pursuant to the employment agreement, Mr. Tyrrell will serve as Höegh UK’s Chief Executive Officer and Chief Financial Officer and will be based in London. His annualized base salary is GBP 300,000. In addition, the employment agreement also provides for a discretionary annual bonus (as determined by Höegh UK), participation in other employment benefits in which other senior executives of Höegh UK participate, 25 working days of paid vacation per year (plus public holidays), and up to 12 weeks of paid sick leave per year. Mr. Tyrrell’s employment may be terminated on three months’ prior written notice by either Mr. Tyrrell or Höegh UK. In addition, Mr. Tyrrell’s employment agreement provides Höegh UK with the option to make a payment in lieu of notice. Höegh UK may also terminate the employment agreement with immediate effect upon certain specified “cause” events. The employment agreement includes post-termination restrictive covenants prohibiting Mr. Tyrrell from competing or soliciting customers or employees for a period of six months after the termination of his employment.

Long-Term Incentive Plan

Our board of directors intends to adopt a long-term incentive plan (the “LTIP”) for employees, officers, consultants and directors who perform services for us and our subsidiaries in order to incentivize such individuals following the completion of this offering to continue to grow our business. We foresee granting equity-based compensation awards pursuant to the LTIP to certain employees, including our executive officers, following the completion of this offering; however, at this time, no final determinations have been made with respect to the type of awards that may be granted, the number or value of awards or the timing of any grants.

The description of the LTIP set forth below is a summary of the material features of the LTIP our board of directors intends to adopt. This summary, however, does not purport to be a complete description of all the provisions of the LTIP that will be adopted and represents only our board of directors’ current expectations regarding the LTIP.

The purpose of the LTIP is to provide a means to attract and retain individuals who will provide services to us and our subsidiaries by affording such individuals a means to acquire and maintain ownership of awards, the value of which is tied to the performance of our common units. We expect that the LTIP will provide for the grant of unit options, unit appreciation rights, restricted units, unit awards, phantom units, distribution equivalent rights, cash awards, performance awards, other unit-based awards and substitute awards (collectively, “awards”). These awards are intended to align the interests of employees, officers, consultants and directors with those of our unitholders and to give such individuals the opportunity to share in our long-term performance.

Administration

The LTIP will be administered by our board of directors or an alternative committee appointed by our board of directors, which we refer to together as the “committee” for purposes of this summary. The committee will administer the LTIP pursuant to its terms and all applicable state, federal or other rules or laws. The committee will have the power to determine to whom and when awards will be granted, determine the type and amount of awards (measured in cash or in common units), proscribe and interpret the terms and provisions of each award agreement (the terms of which may vary), accelerate the vesting provisions associated with an award, delegate duties under the LTIP and execute all other responsibilities permitted or required under the LTIP.

Securities to Be Offered

The maximum aggregate number of common units that may be issued pursuant to any and all awards under the LTIP shall not exceed              common units, subject to adjustment due to recapitalization or reorganization as provided under the LTIP. In addition, if any common units subject to any award are not issued or transferred, or cease to be issuable or transferable for any reason, including (but not exclusively) because units are withheld or surrendered in payment of taxes or any exercise or purchase price relating to an award or because an award is forfeited, terminated, expires unexercised, is settled in cash in lieu of common units or is otherwise terminated without a delivery of units, those common units will again be available for issue, transfer or exercise pursuant to awards under the LTIP, to the extent allowable by law. Common units to be delivered pursuant to awards under the LTIP may be newly issued common units or common units acquired in the open market, from any person, or any combination of the foregoing.

Awards

Unit Options.    We may grant unit options to eligible persons. Unit options are rights to acquire common units at a specified price. The exercise price of each unit option granted under the LTIP will be stated in the unit option agreement and may vary; provided, however, that, the exercise price for a unit option must not be less than 100% of the fair market value per common unit as of the date of grant of the unit option. Unit options may be exercised in the manner and at such times as the committee determines for each unit option. The committee will determine the methods and form of payment for the exercise price of a unit option and the methods and forms in which common units will be delivered to a participant.

Unit Appreciation Rights.    A unit appreciation right is the right to receive, in cash or in common units, as determined by the committee, an amount equal to the excess of the fair market value of one common unit on the date of exercise over the grant price of the unit appreciation right. The committee may make grants of unit appreciation rights and will determine the time or times at which a unit appreciation right may be exercised in whole or in part. The exercise price of each unit appreciation right granted under the LTIP will be stated in the unit appreciation right agreement and may vary; provided, however, that, the exercise price must not be less than 100% of the fair market value per common unit as of the date of grant of the unit appreciation right.

Restricted Units.    A restricted unit is a grant of a common unit subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by the committee in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the committee. Cash distributions paid with respect to our common units will be paid to the holder of restricted units without restriction at the same time as such distributions are paid to unitholders generally, unless otherwise specified in the applicable award agreement governing the restricted units.

Unit Awards.    The committee may grant common units that are not subject to restrictions to any eligible person in such amounts as the committee, in its sole discretion, may select.

Phantom Units.    Phantom units are rights to receive common units, cash or a combination of both at the end of a specified period. The committee may subject phantom units to restrictions (which may include a risk of forfeiture) to be specified in the phantom unit agreement that may lapse at such times and under such circumstances as determined by the committee. Phantom units may be satisfied by delivery of common units, cash equal to the fair market value of the specified number of common units covered by the phantom unit or any combination thereof as determined by the committee. Distribution equivalent rights may be granted in tandem with a phantom unit award, which may provide that cash distribution equivalents will be paid during or after the vesting period with respect to a phantom unit, as determined by the committee.

Distribution Equivalent Rights.    The committee may grant distribution equivalent rights in tandem with awards under the LTIP (other than unit awards or an award of restricted units), or distribution equivalent rights may be granted alone. Distribution equivalent rights entitle the participant to receive cash equal to the amount of any cash distributions made by us during the period the distribution equivalent right is outstanding. Payment of cash distributions pursuant to a distribution equivalent right issued in connection with another award may be subject to the same vesting terms as the award to which it relates or different vesting terms, in the discretion of the committee.

Cash Awards.    The committee may grant awards denominated in and settled in cash. Cash awards may be based, in whole or in part, on the value or performance of a common unit.

Performance Awards.    The committee may condition the right to exercise or receive an award, or the settlement or vesting of an award, or may increase or decrease the amount payable with respect to an award, based on the attainment of one or more performance conditions deemed appropriate by the committee.

Other Unit-Based Awards.    The committee may grant other unit-based awards under the LTIP, which are awards that may be based, in whole or in part, on the value or performance of a common unit or are denominated or payable in common units. Upon settlement, these other unit-based awards may be paid in common units, cash or a combination thereof, as provided in the award agreement.

Substitute Awards.    The committee may grant awards in substitution for similar awards held by individuals who become employees, consultants or directors as a result of a merger, consolidation or acquisition by or involving us, an affiliate of another entity or the assets of another entity. Such substitute awards that are unit options or unit appreciation rights may have exercise prices less than 100% of the fair market value per common unit on the date of the substitution if such substitution complies with applicable laws and exchange rules.

Tax Withholding

At our discretion, and subject to conditions that the committee may impose, tax withholding obligations with respect to an award may be satisfied by withholding from any payment related to an award or by the withholding of common units issuable pursuant to the award based on the fair market value of the common units.

Anti-Dilution Adjustments and Change in Control

In the event of any “equity restructuring” event (such as a unit dividend, unit split, reverse unit split or similar event) with respect to the common units that may result in an additional compensation expense under Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”) if adjustments to awards in such event were discretionary, the committee will adjust the number and type of units covered by each outstanding award, the terms and conditions of each such award, the maximum number of units available under the LTIP and the kind of units or other securities available for grant under the LTIP, in each case, to equitably reflect the restructuring event. With respect to any similar event that would not result in a FASB ASC Topic 718 accounting charge if adjustments to awards were discretionary (such as certain recapitalizations, reclassifications, reorganizations, mergers, combinations, exchanges or other relevant changes in capitalization), adjustment will be made by the committee in its discretion in accordance with the terms of the LTIP with respect to, as appropriate, the maximum number of units available under the LTIP, the number of units that may be acquired with respect to an award and, if applicable, the exercise price of an award, in order to prevent dilution or enlargement of awards as a result of such events. Upon a “change in control” (as defined in the LTIP), the committee may, in its discretion, (i) remove any forfeiture restrictions applicable to an award, (ii) accelerate the time of exercisability or vesting of an award, (iii) require awards to be surrendered in exchange for a cash payment, (iv) cancel unvested awards without payment or (v) make adjustments to awards as the committee deems appropriate to reflect the change in control.

Termination of Employment or Service

The consequences on outstanding awards under the LTIP of the termination of a participant’s employment, consulting arrangement or membership on our board of directors will be determined by the committee in the terms of the relevant award agreement.

SECURITY OWNERSHIP

OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of units of Höegh LNG Partners LP that will be issued upon the consummation of this offering and the related transactions, beneficial owners of 5.0% or more of the units and all of our directors and executive officers as a group. The table does not reflect any common units that directors and executive officers may purchase in this offering through the directed unit program described under “Underwriting.”

Name of Beneficial Owner	Common Units to be Beneficially Owned After the Offering			Subordinated Units to be Beneficially Owned After the Offering		Percentage of Total Common and Subordinated Units to be Beneficially Owned After the Offering
	Number	Percent		Number	Percent
Höegh LNG Holdings Ltd.(1)			%		100%		%(2)
All directors and executive officers as a group (eight persons)	—	—		—	—	—

(1)	Höegh LNG Holdings Ltd. is a public company listed on the Oslo Børs stock exchange. Leif Höegh & Co. Ltd. is the largest shareholder of Höegh LNG Holdings Ltd., holding a 44.4% ownership interest. Leif Höegh & Co. Ltd. is indirectly controlled by Leif O. Høegh and a family trust under which Morten Høegh, one of our directors, is the primary beneficiary.
(2)	Assumes no exercise of the option to purchase additional common units. If the underwriters exercise their option to purchase additional common units in full, Höegh LNG’s percentage of common units to be beneficially owned after the offering will decrease to %, and its percentage of total common and subordinated units to be beneficially owned will decrease to %.

OUR JOINT VENTURES AND JOINT VENTURE AGREEMENTS

General

We hold our interests in two vessels in our initial fleet through the following joint ventures:

•

SRV Joint Gas Ltd. (owner of the GDF Suez Neptune), a limited liability company incorporated under the laws of the Cayman Islands, 50% of the equity interests of which will be owned by our operating company, 48.5% of which are owned by MOL, and 1.5% of which are owned by TLT; and

•

SRV Joint Gas Two Ltd. (owner of the GDF Suez Cape Ann), a limited liability company incorporated under the laws of the Cayman Islands, 50% of the equity interests of which will be owned by our operating company, 48.5% of which are owned by MOL and 1.5% of which are owned by TLT.

The following provides a summary of the governance, distribution and other significant terms of the shareholders’ agreement attributable to our joint ventures. Copies of the shareholders’ agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

SRV Joint Gas Shareholders’ Agreement

Both SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. (collectively, the “SRV Joint Gas joint ventures”) are governed by the SRV Joint Gas shareholders’ agreement. As a result, the terms and conditions for each of the SRV Joint Gas joint ventures are substantially the same.

The SRV Joint Gas shareholders’ agreement provides that the management of each of the SRV Joint Gas joint ventures will be carried out by a board of directors consisting of four members. We have the right to appoint two members to each board of directors, and MOL has the right to appoint the remaining two members. Additionally, as long as TLT holds at least 1.5% of the shares in an SRV Joint Gas joint venture, it may appoint an observer to attend any meeting of the board of directors of such joint venture.

Pursuant to the SRV Joint Gas shareholders’ agreement, neither we nor our joint venture partners exercise affirmative control over either of the SRV Joint Gas joint ventures. The approval of a majority of the members of the board of directors of an SRV Joint Gas joint venture is required to consent to any proposed action by such joint venture and, as a result, we are unable to cause such joint venture to act in our best interests over the objection of our joint venture partners. Moreover, a deadlocked dispute that cannot be resolved by the board of directors or the senior executives of the applicable joint venture may result in the transfer of our interest in such joint venture to our joint venture partners or a third party. Please read “Risk Factors—Risks Inherent in Our Business—We are a holding entity that has historically derived a substantial majority of our income from equity interests in our joint ventures. Neither we nor our joint venture partners exercise affirmative control over our joint ventures. Accordingly, we cannot require our joint ventures to act in our best interests. Furthermore, our joint venture partners may prevent our joint ventures from taking action that may otherwise be beneficial to us, including making cash distributions to us. A deadlock between us and our joint venture partners could result in our exchanging equity interests in one of our joint ventures for the equity interests in our other joint venture held by our joint venture counterparties or in us or our joint venture partner selling shares in a joint venture to a third party.”

Additionally, certain matters relating to our joint venture partners require the unanimous approval of the board of directors of the applicable SRV Joint Gas joint venture, including:

•	agreement of any form of time charter to be entered into by such SRV Joint Gas joint venture and any material amendment to such time charter;

•	agreement of any form of ship management agreement to be entered into by such SRV Joint Gas joint venture;

•	agreement of the terms of any financing of the GDF Suez Neptune or the GDF Suez Cape Ann, as applicable, or any other financing exceeding $5,000,000;

•	investments exceeding $2,500,000 for an SRV Joint Gas joint venture or $5,000,000 for both SRV Joint Gas joint ventures;

•	amendment or change of the articles of association, business or composition of the board of directors of such SRV Joint Gas joint venture;

•

issuance of, or granting of options or rights to subscribe for, shares in such SRV Joint Gas joint venture, issuance of loan capital or convertible securities of such SRV Joint Gas joint venture, alteration of the share capital of such SRV Joint Gas joint venture or formation of any subsidiary;

•	granting any security over shares of such SRV Joint Gas joint venture other than in accordance with the applicable security documents;

•	acquisition of other companies;

•	entering into joint ventures and other long-term cooperations with third parties;

•	taking any action in respect of a significant contractual dispute, including commencement and defending any action or settling any dispute; and

•	sale of the GDF Suez Neptune or the GDF Suez Cape Ann.

Loans from Joint Venture Partners

Höegh LNG, MOL and TLT have made loans to each of the SRV Joint Gas joint ventures, in part to finance the operations of such joint ventures. Höegh LNG’s shareholder loans to each of the joint ventures will be transferred to our operating company in connection with the closing of this offering. For a description of the shareholder loans, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt—Loans Due to Owners (Shareholder Loans).”

Dividend and Distribution Policy

Under the SRV Joint Gas shareholders’ agreement, the board of directors of an SRV Joint Gas joint venture is responsible for determining the amount of profits to be distributed each financial year. Distributions must first be used to repay the principal of the shareholder loans. Subsequent distributions are permitted but are subject to (i) preexisting financial agreements between such SRV Joint Gas joint venture and its lenders and (ii) prudent maintenance of reserve accounts.

Restrictions on Transfer of Equity Interests; Purchase Rights

Pursuant to the SRV Joint Gas shareholders’ agreement, in order for a party to transfer its shares, it must provide written notice and establish a fair price evaluation of the shares proposed to be transferred. Additionally, such party must permit the remaining parties (excluding TLT) to acquire such shares or sell their shares to the proposed transferor at the same price as the proposed transfer.

The SRV Joint Gas shareholders’ agreement also contemplates certain events that, upon occurrence and failure to cure, if a cure period is allowed, will give rise to a potential exchange of shares or a liquidation of such joint venture. These events include a party’s failure to make required payments, default in any material duties and/or obligations, insolvency and change of control, pursuant to which such party is acquired by a direct competitor. If one of these events occurs, we and our joint venture partners will attempt to exchange shares so that our operating subsidiary, on the one hand, will own 100% of one SRV Joint Gas joint venture, and MOL and TLT, on the other hand, will own 100% of the other SRV Joint Gas joint venture. If such an exchange cannot be agreed upon, then the party not in default, not insolvent or not undergoing a change of control may either purchase the shares and the shareholder loans from the other parties or demand termination of the SRV Joint Gas shareholders’ agreement and a liquidation of the applicable SRV Joint Gas joint venture.

Following the consummation of the offering and until the termination of the SRV Joint Gas shareholders’ agreement, Höegh LNG has agreed to continue to own common units and subordinated units representing a greater than 25% limited partner interest in us in the aggregate. In addition, Höegh LNG will be required to continue to directly or indirectly maintain the ability to control our general partner pursuant to an agreement with MOL.

Termination

The SRV Joint Gas shareholders’ agreement terminates when one party holds a 100% interest in the SRV Joint Gas joint ventures or a party not in default, not insolvent or not undergoing a change of control elects to terminate the agreement. For more information on this termination right, please read “—Restrictions on Transfer of Equity Interests; Purchase Rights.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, Höegh LNG will own our general partner and will own              common units and subordinated units, representing an aggregate     % limited partner interest in us, assuming no exercise of the underwriters’ option to purchase additional common units, and all of our incentive distribution rights. In addition, our general partner will own a non-economic general partner interest in us. Höegh LNG’s ability, as sole member of our general partner, to control the appointment of three of the seven members of our board of directors and to approve certain significant actions we may take, and Höegh LNG’s common and subordinated unit ownership and its right to vote the subordinated units as a separate class on certain matters, means that it, together with its affiliates, will have the ability to exercise influence regarding our management.

Distributions and Payments to our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and any liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration to be received by our general partner and its affiliates in exchange for the transfer to us of the interests in the entities that own the vessels in our fleet	•	common units and subordinated units to be issued to Höegh LNG;

•	a non-economic general partner interest in us;

•	the incentive distribution rights to be issued to Höegh LNG; and

•	$ million cash distribution from the proceeds of this offering to Höegh LNG.

Please read “Summary—Formation Transactions” for further information about our formation and assets contributed to us in connection with the closing of this offering.

The common units and subordinated units to be owned by Höegh LNG after giving effect to this offering represent a % limited partner interest in us, assuming no exercise of the underwriters’ option to purchase additional common units. For more information, please read “Our Partnership Agreement—Voting Rights” and “Our Partnership Agreement—Amendment of Our Partnership Agreement.”

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions of available cash to unitholders (including Höegh LNG, the owner of our general partner and the holder of common units and all of our subordinated units).

In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, Höegh LNG, as the holder of the incentive distribution rights, will be entitled to increasing percentages of the distributions, up to 50.0% of the distributions above the highest target level. We refer to the rights to the increasing distributions as “incentive distribution rights.” Please read “How We Make Cash Distributions—Incentive Distribution Rights” for more information regarding the incentive distribution rights.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, but no distributions in excess of the full minimum quarterly distribution, Höegh LNG would receive an annual distribution of approximately $ million on its common and subordinated units.

Payments to our general partner and its affiliates	Our general partner will not receive compensation from us for any services it provides on our behalf. Our general partner and its affiliates will be entitled to reimbursement for all direct and indirect expenses they incur on our behalf. In addition, our joint ventures will pay fees to Höegh LNG Management for ship management services, and our subsidiary will reimburse Höegh Norway for expenses Höegh Norway incurs for technical support services. In addition, our subsidiary Höegh UK will pay fees to certain affiliates of our general partner and reimburse certain affiliates of our general partner for expenses related to its provision of certain administrative services to us and our operating company pursuant to the Höegh Norway Administrative Services Agreement. Please read “—Agreements Governing the Transactions—Ship Management Agreements” and “—Agreements Governing the Transactions—Administrative Services Agreements.”

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its general partner interest will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “Our Partnership Agreement—Withdrawal or Removal of our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions as described in “Our Partnership Agreement—Liquidation and Distribution of Proceeds.”

Agreements Governing the Transactions

We, our general partner, our subsidiaries and certain affiliates have entered into or will enter into various documents and agreements that will effect the transactions relating to our formation and this offering, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries. These agreements will not be the result of arm’s-length negotiations and they, or any of the transactions that they provide for, may not be effected on terms at least as favorable to the parties to these agreements as they could have obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Omnibus Agreement

Upon completion of this offering, we will enter into an omnibus agreement with Höegh LNG, our general partner and certain of our other subsidiaries. The following discussion describes certain provisions of the omnibus agreement.

Noncompetition

Under the omnibus agreement, Höegh LNG will agree, and will cause its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any FSRU or LNG carrier operating under a charter for five or more years. For purposes of this section, we refer to these vessels, together with any related charters and ancillary installations or equipment covered by such charters, as “Five-Year Vessels” and to all other FSRUs and LNG carriers as “Non-Five-Year Vessels.” The restrictions in this paragraph will not prevent Höegh LNG or any of its controlled affiliates (other than us and our subsidiaries) from:

(1)	acquiring, owning, operating or chartering any Non-Five-Year Vessel;

(2)	acquiring one or more Five-Year Vessels if Höegh LNG promptly offers to sell the vessel to us for the acquisition price plus any administrative costs (including re-flagging and reasonable legal costs) associated with the transfer to us at the time of the acquisition;

(3)	delivering a Non-Five-Year Vessel under charter for five or more years if Höegh LNG offers to sell the vessel to us for fair market value (x) promptly after the time she becomes a Five-Year Vessel and (y) at each renewal or extension of that charter for five or more years;

(4)	acquiring one or more Five-Year Vessels as part of the acquisition of a controlling interest in a business or package of assets and owning, operating or chartering those vessels; provided, however, that:

(a)	if less than a majority of the value of the business or assets acquired is attributable to Five-Year Vessels, as determined in good faith by Höegh LNG’s board of directors, Höegh LNG must offer to sell such Five-Year Vessels to us for their fair market value plus any additional tax or other similar costs Höegh LNG incurs in connection with the acquisition and the transfer of such vessels to us separate from the acquired business; and

(b)	if a majority or more of the value of the business or assets acquired is attributable to Five-Year Vessels, as determined in good faith by Höegh LNG’s board of directors, Höegh LNG must notify us of the proposed acquisition in advance. Not later than 10 days following receipt of such notice, we will notify Höegh LNG if we wish to acquire any of such vessels in cooperation and simultaneously with Höegh LNG acquiring the Non-Five-Year Vessels. If we do not notify Höegh LNG of our intent to pursue the acquisition within 10 days, Höegh LNG may proceed with the acquisition and then offer to sell such vessels to us as provided in clause (a) above;

(5)	acquiring a non-controlling interest in any company, business or pool of assets;

(6)	acquiring, owning, operating or chartering any Five-Year Vessel if we do not fulfill our obligation to purchase such vessel in accordance with the terms of any existing or future agreement;

(7)	acquiring, owning, operating or chartering a Five-Year Vessel subject to the offers to us described in clauses (2), (3) and (4) above pending our determination whether to accept such offers and pending the closing of any offers we accept;

(8)	providing ship management services relating to any vessel;

(9)	owning or operating any Five-Year Vessel that Höegh LNG owns on the closing date of this offering and that is not part of our initial fleet as of such date; or

(10)	acquiring, owning, operating or chartering a Five-Year Vessel if we have previously advised Höegh LNG that we consent to such acquisition, ownership, operation or charter.

If Höegh LNG or any of its controlled affiliates (other than us or our subsidiaries) acquires, owns, operates or charters Five-Year Vessels pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions. However, such Five-Year Vessels could eventually compete with our vessels upon their re-chartering.

In addition, under the omnibus agreement we will agree, and will cause our subsidiaries to agree, to acquire, own, operate or charter Five-Year Vessels only. The restrictions in this paragraph will not:

(1)	prevent us from owning, operating or chartering any Non-Five-Year Vessel that was previously a Five-Year Vessel while owned by us;

(2)	prevent us or any of our subsidiaries from acquiring Non-Five-Year Vessels as part of the acquisition of a controlling interest in a business or package of assets and owning, operating or chartering those vessels; provided, however, that:

(a)	if less than a majority of the value of the business or assets acquired is attributable to Non-Five-Year Vessels, as determined in good faith by us, we must offer to sell such vessels to Höegh LNG for their fair market value plus any additional tax or other similar costs that we incur in connection with the acquisition and the transfer of such vessels to Höegh LNG separate from the acquired business; and

(b)	if a majority or more of the value of the business or assets acquired is attributable to Non-Five-Year Vessels, as determined in good faith by us, we must notify Höegh LNG of the proposed acquisition in advance. Not later than 10 days following receipt of such notice, Höegh LNG must notify us if it wishes to acquire the Non-Five-Year Vessels in cooperation and simultaneously with us acquiring the Five-Year Vessels. If Höegh LNG does not notify us of its intent to pursue the acquisition within 10 days, we may proceed with the acquisition and then offer to sell such vessels to Höegh LNG as provided in clause (a) above;

(3)	prevent us or any of our subsidiaries from acquiring, owning, operating or chartering any Non-Five-Year Vessels subject to the offer to Höegh LNG described in clause (2) above, pending its determination whether to accept such offer and pending the closing of any offer it accepts; or

(4)	prevent us or any of our subsidiaries from acquiring, owning, operating or chartering Non-Five-Year Vessels if Höegh LNG has previously advised us that it consents to such acquisition, ownership, operation or charter.

If we or any of our subsidiaries acquires, owns, operates or charters Non-Five-Year Vessels pursuant to any of the exceptions described above, neither we nor such subsidiary may subsequently expand that portion of our business other than pursuant to those exceptions.

Upon a change of control of us or our general partner, the noncompetition provisions of the omnibus agreement will terminate immediately. Upon a change of control of Höegh LNG, the noncompetition provisions of the omnibus agreement applicable to Höegh LNG will terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have converted to common units. On the date on which a majority of our directors ceases to consist of directors that were (i) appointed by our general partner prior to our first annual meeting of unitholders and (ii) recommended for election by a majority of our appointed directors, the noncompetition provisions applicable to Höegh LNG shall terminate immediately.

In the event that Höegh LNG is required to make an offer to sell to us a Five-Year Vessel, or we are required to make an offer to sell to Höegh LNG a Non-Five-Year Vessel, and we and Höegh LNG are unable to agree upon the fair market value of such vessel, the fair market value will be determined by a mutually acceptable investment banking firm, ship broker or other expert advisor, and we or Höegh LNG, as the case may be, will have the right, but not the obligation, to purchase the vessel at such price.

Independence Purchase Option

Under the omnibus agreement, we will have the right to purchase from Höegh LNG all or a portion of its interests in the Independence at a purchase price to be agreed upon by us and Höegh LNG at any time within 24 months after Höegh LNG notifies our board of directors of her acceptance by her charterer. We may exercise this option at one or more times during such 24-month period. If we and Höegh LNG are unable to agree upon the fair market value of the Independence, the fair market value will be determined by a mutually acceptable investment banking firm, ship broker or other expert advisor, and we will have the right, but not the obligation, to purchase the vessel at such price.

On the date on which a majority of our directors ceases to consist of directors that were (i) appointed by our general partner prior to our first annual meeting of unitholders and (ii) recommended for election by a majority of our appointed directors, the Independence purchase option will terminate immediately.

Rights of First Offer on FSRUs and LNG Carriers

Under the omnibus agreement, we and our subsidiaries will grant to Höegh LNG a right of first offer on any proposed sale, transfer or other disposition of any Five-Year Vessels or Non-Five-Year Vessels owned by us. Under the omnibus agreement, Höegh LNG will agree (and will cause its subsidiaries to agree) to grant a similar right of first offer to us for any Five-Year Vessels they might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries or pursuant to the terms of any current or future charter or other agreement with a charter party or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Prior to engaging in any negotiation regarding any vessel disposition with respect to a Five-Year Vessel with a unaffiliated third party or any Non-Five-Year Vessel, we or Höegh LNG, as the case may be, will deliver a written notice to the other relevant party setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, we and Höegh LNG, as the case may be, will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, we or Höegh LNG, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-charter the vessel to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or Höegh LNG, as the case may be, than those offered pursuant to the written notice.

Upon a change of control of us or our general partner, the right of first offer provisions of the omnibus agreement will terminate immediately. Upon a change of control of Höegh LNG, the right of first offer provisions applicable to Höegh LNG under the omnibus agreement will terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have converted to common units. On the date on which a majority of our directors ceases to consist of directors that were (i) appointed by our general partner prior to our first annual meeting of unitholders and (ii) recommended for election by a majority of our appointed directors, the provisions related to the rights of first offer granted to us by Höegh LNG shall terminate immediately.

Indemnification

Under the omnibus agreement, Höegh LNG will indemnify us after the closing of this offering for a period of five years against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to us to the extent arising prior to the time they were contributed or sold to us. Liabilities resulting from a change in law after the closing of this offering are excluded from the environmental indemnity. There is an aggregate cap of $5.0 million on the amount of indemnity coverage provided by Höegh LNG for environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $500,000, in which case Höegh LNG is liable for claims only to the extent such aggregate amount exceeds $500,000.

Höegh LNG will also indemnify us for losses:

•

related to certain defects in title to the assets contributed or sold to us and any failure to obtain, prior to the time they were contributed to us, certain consents and permits necessary to conduct our business, which liabilities arise within three years after the closing of this offering;

•	related to certain tax liabilities attributable to the operation of the assets contributed or sold to us prior to the time they were contributed or sold;

•

in the event that we do not receive hire rate payments under the PGN FSRU Lampung time charter for the period commencing on the closing date of this offering through the date of acceptance of the PGN FSRU Lampung; and

•

with respect to the obligation to pay liquidated damages to PGN under the PGN FSRU Lampung time charter for failure to deliver the PGN FSRU Lampung by the scheduled delivery date set forth in the PGN FSRU Lampung time charter.

Amendments

The omnibus agreement may not be amended without the prior approval of the conflicts committee of our board of directors if the proposed amendment will, in the reasonable discretion of our board of directors, adversely affect holders of our common units.

Pursuant to our partnership agreement, our general partner, our board of directors and our conflicts committee are entitled to make decisions in “good faith” if they reasonably believe that the decision is in our best interests. Our partnership agreement permits our general partner, our board of directors and our conflicts committee to consult with advisors and consultants, such as, among others, appraisers and investment bankers, selected by either of them to assist them with, among other things, the determination of the fair market value of a vessel. Any act taken or omitted to be taken in reliance upon the advice or opinion such advisors as to matters that our general partner, our board of directors and our conflicts committee reasonably believes to be within such advisor’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice.

Administrative Services Agreements

Höegh UK Administrative Services Agreement

In connection with this offering, we and our operating company will enter into an administrative services agreement with Höegh UK, pursuant to which Höegh UK will agree to provide us and our operating company certain administrative services. The agreement has an initial term of five years. The services provided under the Höegh UK Administrative Services Agreement will be provided in a diligent manner, as we or our operating company may reasonably direct.

The Höegh UK Administrative Services Agreement may be terminated prior to the end of its term by us and our operating company upon 90 days’ written notice for any reason in the sole discretion of our and our operating company’s boards of directors. The Höegh UK Administrative Services Agreement may also be terminated solely by Höegh UK upon 90 days’ written notice if:

•	there is a change of control of us or our general partner;

•	a receiver is appointed for all or substantially all of our property or our operating company’s property;

•	an order is made to wind up the Partnership or our operating company;

•	a final judgment, order or decree that materially and adversely affects our or our operating company’s ability to perform the agreement is obtained or entered and not vacated, discharged or stayed; or

•	we make a general assignment for the benefit of our creditors, file a petition in bankruptcy or for liquidation or commence any reorganization proceedings.

Under the Höegh UK Administrative Services Agreement, Richard Tyrrell, as an officer of Höegh UK, will provide executive officer functions for our benefit. Mr. Tyrrell will be responsible for providing advice and recommendations to us, subject to the direction of our board of directors. Our board of directors will have the ability to terminate the arrangement with Höegh UK regarding the provision of executive officer services to us with respect to Mr. Tyrrell at any time in its sole discretion.

The administrative services provided by Höegh UK to us include:

•

commercial management services:     assisting with our commercial management and the execution of our business strategies and investment decisions, although Höegh UK will not make any strategic or investment decisions;

•

bookkeeping, audit and accounting services:     assisting with the maintenance of our corporate books and records, assisting with the preparation of our tax returns and arranging for the provision of audit and accounting services;

•	legal and insurance services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;

•

administrative and clerical services:     assisting with office space, arranging meetings for our common unitholders pursuant to our partnership agreement, arranging the provision of IT services, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business;

•

banking and financial services:     providing cash management including assistance with preparation of budgets, overseeing banking services and bank accounts, providing assistance and support with our capitalization, financing and future offerings, negotiating and arranging for hedging arrangements and monitoring and maintaining compliance with loan and credit terms;

•	advisory services: assisting in complying with U.S. and other applicable securities laws;

•	client and investor relations: providing advisory, clerical and investor relations services to assist and support us in our communications with our common unitholders; and

•	assisting with the integration of any acquired businesses.

The administrative services provided by Höegh UK to our operating company include:

•	advising on cash management and services;

•	arranging for the preparation and provision of accounting information; and

•	providing advice on financing and other agreements into which the operating company is considering entering.

Each month, we and our operating company will reimburse Höegh UK for its reasonable costs and expenses incurred in connection with the provision of the services under the Höegh UK Administrative Services Agreement. In addition, Höegh UK will receive a service fee in U.S. Dollars equal to 5.0% of the costs and expenses incurred by them in connection with providing services. Amounts payable by us or our operating company must be paid within 45 days after receipt of an invoice for such costs, expenses and supporting detail that may be reasonably required. We project that we and our operating company will reimburse Höegh UK approximately $         million and $         million, respectively, in total under the Höegh UK Administrative Services Agreement for the 12-month period ending September 30, 2015.

Under the Höegh UK Administrative Services Agreement, we and our operating company will indemnify Höegh UK against all actions that may be brought against them as a result of their performance of the administrative services including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however, that such indemnity excludes any or all losses to the extent that they are caused by or due to the fraud, gross negligence or willful misconduct of the subcontractor or its officers, employees and agents.

Höegh Norway Administrative Services Agreement

Under the Höegh UK Administrative Services Agreement, Höegh UK will be permitted to subcontract to Höegh Norway certain of the above-mentioned administrative services provided to us pursuant to an administrative services agreement with Höegh Norway. This agreement has an initial term of five years. The services provided under the Höegh Norway Administrative Services Agreement will be provided in a diligent manner, as Höegh UK may reasonably direct. The Höegh Norway Administrative Services Agreement may be terminated by Höegh UK for any reason in its sole discretion upon 90 days’ written notice. The Höegh Norway Administrative Services Agreement may also be terminated solely by Höegh Norway upon 90 days’ written notice if:

•	there is a change of control of us or our general partner;

•	a receiver is appointed for all or substantially all of our property;

•	an order is made to wind up the Partnership;

•

a final judgment, order or decree that materially and adversely affects the ability of us, our operating company or Höegh UK to perform the agreement is obtained or entered and not vacated, discharged or stayed; or

•	we, our operating company or Höegh UK make or makes a general assignment for the benefit of creditors, file a petition in bankruptcy or for liquidation or commence any reorganization proceedings.

The administrative services provided by Höegh Norway to Höegh UK include:

•

bookkeeping, audit and accounting services:    assisting with the maintenance of our corporate books and records, assisting with the preparation of our tax returns and arranging for the provision of audit and accounting services;

•	legal and insurance services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;

•	administrative and clerical services: assisting with office space and arranging the provision of IT services;

•	advisory services: assisting in complying with U.S. and other applicable securities laws;

•	assisting with the integration of any acquired businesses.

Each month, Höegh UK will reimburse Höegh Norway for its reasonable costs and expenses incurred in connection with the provision of the services under the Höegh Norway Administrative Services Agreement. In addition Höegh Norway will receive a service fee in U.S. Dollars equal to 5.0% of the costs and expenses incurred by them in connection with providing services. Amounts payable by Höegh UK must be paid within 45 days after receipt of an invoice for such costs, expenses and supporting detail that may be reasonably required. We project that Höegh UK will reimburse Höegh Norway approximately $         in total under the Höegh Norway Administrative Services Agreement for the 12-month period ending September 30, 2015.

Under the Höegh Norway Administrative Services Agreement, Höegh UK will indemnify Höegh Norway against all actions that may be brought against them as a result of their performance of the administrative services including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions;

provided, however, that such indemnity excludes any or all losses to the extent that they are caused by or due to the fraud, gross negligence or willful misconduct of the subcontractor or its officers, employees and agents.

Joint Venture Commercial and Administration Management Agreements

Each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. has entered into a commercial and administration management agreement with Höegh Norway. Pursuant to each agreement, Höegh Norway provides the following services to SRV Joint Gas Ltd. or SRV Joint Gas Two Ltd., as applicable:

•	accounting, including budgeting, reporting and annual audited reports;

•	finance and cash management;

•	in-house legal;

•	commercial;

•	insurance; and

•	general office administration and secretary functions.

Each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. pays Höegh Norway an annual management fee equal to costs incurred plus 3%. Each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. also will indemnify Höegh Norway and its employees and agents against claims brought against them under the applicable commercial and administration management agreement. The agreements may be terminated by either party upon 90 days’ written notice.

Ship Management Agreements and Sub-Technical Support Agreement

In order to assist with the technical and maritime management and crewing of the vessels, each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. has entered into a ship management agreement with Höegh LNG Management, and Höegh Norway will enter into a sub-technical support agreement with Höegh LNG Management for the technical management of the PGN FSRU Lampung. Each of these agreements provides that Höegh LNG Management must use its best endeavors to provide technical services, including but not limited to the following:

•

crew management:    providing suitably qualified crew for each vessel, arranging for all transportation of the crew, ensuring the crew meets all medical requirements of the flag state, training the crew and conducting union negotiations;

•

technical management:    providing competent personnel to supervise the maintenance and efficiency of the vessel, arranging and supervising drydockings, repairs, alterations and maintenance of the vessel and arranging and supplying the necessary stores, spares and lubricating oils;

•	provisions: arranging for the supply of provisions; and

•	accounting: establishing an accounting system that keeps true and correct accounts with respect to ship management services and maintains the records of all costs and expenditures incurred.

For the ship management agreements between Höegh LNG Management and each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., either party may terminate upon 90 days’ notice. The sub-technical support agreement between Höegh LNG Management and Höegh Norway for the PGN FSRU Lampung terminates 90 days (or as otherwise agreed) after either party gives notice. Additionally, each of these agreements may be terminated by Höegh LNG Management if the vessel owner fails to pay any amount due under the agreement or employs the vessel in a hazardous or illegal manner. Each of these agreements also may be terminated by the vessel owner if Höegh LNG Management is in material breach of its obligations. If the vessel is sold, becomes a total loss or is requisitioned, or if an order or resolution is passed for the winding up, dissolution, liquidation or bankruptcy of either party or if a receiver is appointed for either party, the agreement terminates.

Höegh LNG Management is paid an annual management fee of approximately $672,000, $672,000 and $600,000 under the ship management agreements or sub-technical support agreement with each of SRV Joint Gas Ltd., SRV Joint Gas Two Ltd. and Höegh Norway, respectively. In addition, the vessel owner must indemnify Höegh LNG Management and its employees, agents and subcontractors against all actions, proceedings, claims, demands or liabilities arising in connection with the performance of the ship management agreement or the sub-technical support agreement, unless the same resulted solely from the negligence, gross negligence or wilful default of Höegh LNG Management or its employees, agents and subcontractors. If a claim is the sole result of the negligence, gross negligence or wilful default of Höegh LNG Management or its employees, agents and subcontractors, then Höegh LNG Management is liable in an amount up to 10 times the annual management fee.

PGN FSRU Lampung Agreements

In connection with the completion of this offering, we will acquire a 100% equity interest in Höegh Lampung, which owns a 49% equity interest in PT Hoegh (the owner of the PGN FSRU Lampung and the Mooring). PT Bahtera, an Indonesian company established in February 2013, owns the remaining 51% equity interest in PT Hoegh in order to comply with local Indonesian regulations. However, pursuant to the Shareholders’ Agreement, dated March 13, 2013, between Höegh Lampung and PT Hoegh (the “PT Hoegh shareholders’ agreement”) and the PT Hoegh shareholder loan, we will have a 100% economic interest in the PGN FSRU Lampung.

PT Hoegh Shareholders’ Agreement

The board of directors of PT Hoegh manages PT Hoegh, whereas the board of commissioners of PT Hoegh supervise the operation and management of PT Hoegh. Both such board of directors and board of commissioners must consist of between three and five members. Furthermore, Höegh Lampung may appoint three members to each, whereas PT Bahtera may appoint one member. A majority of present members of the board of directors or the board of commissioners, respectively, is required to pass any resolution.

Höegh Lampung and PT Bahtera, in their capacity as shareholders, may also convene general meetings to consider resolutions. Resolutions concerning most matters require the approval of two-thirds of the issued shares for passage. However, resolutions concerning filing for bankruptcy, changes of control, disposal of certain assets or the creation of certain encumbrances require the approval of 75% of the issued shares for passage.

When deadlock (as defined below) occurs, Höegh Lampung has the right to provide notice to, and subsequently confer with, PT Bahtera to resolve the matters giving rise to deadlock. Deadlock occurs under the PT Hoegh shareholders’ agreement if (i) a quorum is not present at a meeting of the board of directors of PT Hoegh, the board of commissioners of PT Hoegh or the shareholders as a result of the absence of PT Bahtera or (ii) any resolution proposed at a meeting of the board of directors of PT Hoegh, the board of commissioners of PT Hoegh and/or the shareholders of PT Hoegh is approved by the directors appointed by Höegh Lampung, the commissioners appointed by Höegh Lampung or Höegh Lampung, as applicable, but is not passed.

The board of directors of PT Hoegh is responsible for determining the amount of profits to be distributed each financial year. Once this determination is made, and prior to distributing net cash flow, the shares of Höegh Lampung are entitled to 65% of all dividends and distributions, and the shares of PT Bahtera are entitled to 35% of all dividends and distributions.

Höegh Lampung may transfer its shares in PT Hoegh to anyone, subject only to the requirement that, upon the request of PT Bahtera, Höegh Lampung procures from the same transferee or an Indonesian entity an offer to purchase PT Bahtera’s shares. Conversely, PT Bahtera may transfer its shares only to an affiliate it wholly owns and only if both Höegh Lampung and any applicable lenders consent to the transfer.

At any time or in the event of a default, Höegh Lampung may require PT Bahtera to transfer its shares to Höegh Lampung or any other person it designates. Events of default only apply to PT Bahtera and occur if it fails to pay any amount due and payable under the shareholders’ agreement, becomes insolvent, materially breaches the shareholders’ agreement, becomes controlled by other people or breaches a financing requirement.

Additionally, in association with the PT Hoegh shareholders’ agreement, PT Imeco Inter Sarana has guaranteed the performance and obligations of PT Bahtera. Furthermore, pursuant to the PT Hoegh shareholders’ agreement, Höegh Lampung indemnifies PT Bahtera against liabilities it may suffer as a result of a breach of statutory duty or infringement of laws committed by PT Hoegh, a failure by PT Hoegh to pay tax, a dispute, litigation or arbitration relating to PT Hoegh and all costs, losses, liabilities and claims relating to the PGN FSRU Lampung as a result of environmental damage.

The PT Hoegh shareholders’ agreement terminates when:

•	all of the shareholders agree in writing that the agreement should be terminated;

•	all of the issued shares in PT Hoegh become directly or indirectly owned by the same person; or

•

Höegh Lampung requires the other shareholders to dissolve PT Hoegh. PT Imeco Inter Sarana has guaranteed the obligations of PT Bahtera under the equity loan agreement pursuant to a deed of guarantee and indemnity.

PT Hoegh Shareholder Loan

PT Bahtera, as borrower, entered into an equity loan agreement with Höegh Lampung, as lender, the proceeds of which were used to purchase PT Bahtera’s 51% interest in PT Hoegh. In connection with this loan, as security, PT Bahtera collaterally assigned its equity interest and any dividends it may receive from PT Hoegh to Höegh Lampung for as long as amounts remain outstanding. As a result of the above and the PT Hoegh shareholders’ agreement, we will be entitled to all of the net cash flows from PT Hoegh, after the payment of management, agency and local representation fees.

Technical Information and Services Agreement

PT Hoegh will enter into a technical information and services agreement with Höegh Norway, pursuant to which Höegh Norway provides PT Hoegh certain technical information and services. The technical information and services agreement’s term is concurrent with the term of the PGN FSRU Lampung time charter, including any exercised extension options.

The technical information and services agreement may be terminated with immediate effect prior to the end of its term if either PT Hoegh or Höegh Norway (i) fails to pay any amount due under the technical information and services agreement and such failure continues for more than 14 days after notice of such failure was given to the failing party, (ii) commits a material breach of the technical information and services agreement that remains unremedied for more than 30 days after the breaching party was notified of such material breach or (iii) suffers an insolvency event. The technical information and services agreement may also be terminated by PT Hoegh or Höegh Norway upon 30 days’ written notice.

Pursuant to the technical information and services agreement, Höegh Norway provides technical information, consisting of data, commercial information and technical information, to PT Hoegh relating to the design, construction, operation and maintenance of the PGN FSRU Lampung and the Mooring. During the period of the PGN FSRU Lampung time charter, including any exercised extension options, Höegh Norway also provides PT Hoegh non-transferrable and non-exclusive intellectual property rights in respect of the technical information, along with the safety management system and certain databases, technology and software.

The services provided by Höegh Norway to PT Hoegh include:

•	commercial support, including:

•	assisting in identifying suppliers, liaising with off-shore suppliers of goods and services,

•	assisting in identifying insurance providers; and

•	assisting in negotiations and reviewing contracts and insurance policies;

•	technical support and advice, including in relation to:

•	identification, assessment and resolution of technical issues;

•	information technology;

•	health, safety and the environment; and

•	maintaining, developing and improving a quality assurance system to ensure compliance with relevant mandatory international rules, regulations and standards;

•	financial and cash management support, including budgeting, reporting and preparation of annual audited reports;

•	in-house legal support;

•	general administrative and back-office support;

•	research and development; and

•	training for employees.

Each month, PT Hoegh pays Höegh Norway a fee for the provision of the technical information, including the intellectual property rights, and the services. The monthly fee consists of (i) a license fee and (ii) a service fee consisting of a pro rata payment of the estimated annual costs incurred by Höegh Norway under the technical information and services agreement and a 5.0% fee on such payment. The service fee is reconciled annually with the actual costs incurred by Höegh Norway during the prior calendar year. Any amounts payable after such reconciliation must be paid by the owing party no later than 44 days after the end of each such calendar year. We project that PT Hoegh will pay Höegh Norway approximately $         million total under the technical information and services agreement for the 12-month period ending September 30, 2015.

Under the technical information and services agreement, PT Hoegh indemnifies Höegh Norway against all losses arising under the technical information and services agreement in connection with (i) losses suffered by third parties, (ii) the personal injury, sickness or death of any person that itself or together with its affiliates holds more than half of PT Hoegh’s issued share capital or any of PT Hoegh’s officers, directors, employees, agents, representatives, advisors and contractors and (iii) loss of or damage to property owned or under the custody of PT Hoegh or any party listed above in section (ii) of this paragraph.

Master Spare Parts Supply Agreement

PT Hoegh and Höegh Asia will enter into a master spare parts supply agreement, pursuant to which Höegh Asia supplies certain spare parts and supplies for the PGN FSRU Lampung and the Mooring to PT Hoegh. PT Hoegh, from time to time, submits an order, which may be freely accepted or declined, to Höegh Asia for the supply of spare parts, lubricating oils and other provisions. In respect of each accepted order, Höegh Asia submits an invoice to PT Hoegh consisting of the actual cost of the supplied services and a 5.0% fee on the cost of such supplied services, which must be paid by PT Hoegh no more than 14 days after receipt of such invoice.

Master Maintenance Agreement

PT Hoegh and Höegh Shipping will enter into a master maintenance agreement, pursuant to which Höegh Shipping provides certain maintenance services to PT Hoegh. PT Hoegh, from time to time, submits an order, which may be freely accepted or declined, to Höegh Shipping for the supply of services, including maintenance of the PGN FSRU Lampung, its systems and equipment and the Mooring. In respect of each accepted order, Höegh Shipping submits an invoice to PT Hoegh consisting of the actual cost of the supplied services and a 5.0% fee on the cost of such supplied services, which must be paid by PT Hoegh no more than 14 days after receipt of such invoice.

Contribution Agreement

In connection with the closing of this offering, we will enter into a contribution, purchase and sale agreement with Höegh LNG and certain of its subsidiaries that will effect the transactions described under “Summary—Formation Transactions,” including the transfer of Höegh LNG’s ownership interests in the entities that own the vessels. This agreement will not be the result of arm’s-length negotiations, and it, or any of the transactions that it provides for, may not be effected on terms at least as favorable to the parties to this agreement as could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Sponsor Credit Facility with Höegh LNG

At or prior to the closing of this offering, we expect to enter into a $85 million revolving credit facility with Höegh LNG, to be used to fund acquisitions and our working capital requirements. We anticipate that the sponsor credit facility will be for a term of three years and will be unsecured. Interest on drawn amounts is payable quarterly at LIBOR plus a margin of 4.0%. Additionally, we will pay a 1.4% quarterly commitment fee to Hoegh LNG on undrawn available amounts under the sponsor credit facility.

For a more detailed description of this credit facility, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Borrowing Activities—Sponsor Credit Facility with Höegh LNG.”

Intercompany Note

Concurrently with the closing of this offering, we will lend up to $140 million to Höegh LNG, which is repayable on demand or which we can elect to utilize as part of the purchase consideration in the event we purchase all or a portion of Höegh LNG’s interests in the Independence. See “Use of Proceeds.” The note will bear interest at a rate of 5.88% per annum.

License Agreement

At or prior to the closing of this offering, we will enter into a license agreement with Leif Höegh & Co. Ltd., pursuant to which Leif Höegh & Co. Ltd. will grant to us a worldwide, nonexclusive, royalty-free license to use the name and unregistered trademark “Höegh LNG” and a flag and funnel mark. The license agreement will terminate, upon the election of Leif Höegh & Co. Ltd., if Höegh LNG ceases to control our general partner or Leif Höegh & Co. Ltd. beneficially owns less than 34% of the issued shares of Höegh LNG.

Other Related Party Transactions

Our predecessor has been an integrated part of Höegh LNG for each of the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013 and 2012. As such, Höegh LNG has provided general and corporate management services to our predecessor. As described in note 2 to our audited historical combined carve-out financial statements, certain administrative expenses have been included in the historical combined carve-out financial statements based on actual hours incurred. In addition, management has allocated remaining administrative expenses and Höegh LNG management’s share based payment costs based on the number of vessels, newbuildings and business development projects of Höegh LNG. A subsidiary of Höegh LNG has provided the building supervision of the PGN FSRU Lampung and the Mooring. Amounts included in the historical combined carve-out statements of income or capitalized in the historical combined carve-out balance sheets as of and for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013 and 2012 are as follows:

	Year ended December 31,		Three months ended March 31,
	2013	2012	2014	2013
(in thousands of U.S. Dollars)
Statement of Operations Data:
Administrative expenses	$6,348	$2,357	$3,637	$1,325
Construction contract expenses	3,738	691	913	303
Interest income form joint ventures	(2,122)	(2,481)	(466)	(554)
Interest expense charges from Höegh LNG and affiliates	352	114	81	12

Total	$8,316	$681	$4,165	$1,086

Balance Sheet Data (at end of period):
Newbuildings	$9,514	$5,444	$1,776	$9,514

Total related party transactions	$17,880	$6,125	$5,941	$10,600

Our predecessor’s trade liabilities and shareholder loans to Höegh LNG and affiliates were $208.6 million and $91.6 million for the years ended December 31, 2013 and 2012, respectively, and $52.6 million for the three months ended March 31, 2014. The weighted average interest rates on the outstanding balances on the shareholder loans were 4.29% and 6.21% for the years ended December 31, 2013 and 2012, respectively and 2.79% and 6.67% for the three months ended March 31, 2014 and 2013, respectively.

As described in note 11 to our historical audited combined financial statements of our joint ventures, Höegh LNG Management charged fees to the joint ventures for the years ended December 31, 2013 and 2012 for the provision of technical and commercial management services for the GDF Suez Neptune and the GDF Suez Cape Ann. Amounts included in the combined statements of income or capitalized in the combined balance sheets of our joint ventures as of and for the years ended December 31, 2013 and 2012 are as follows:

	Year ended December 31,
	2013	2012
(in thousands of U.S. Dollars)
Statement of Operations Data:
Vessel operating expenses:
Technical management fees for FSRUs	$1,300	$1,300
Other vessel operating expenses	14,104	13,749
Administrative expenses:
Commercial management fees for FSRUs	750	780
Other fees	749	760
Financial expense:
Interest expense from shareholder loans	4,243	4,961

Total	$21,146	$21,550

Balance Sheet Data (at end of period):
Vessels:
Supervision cost for modifications	$22	$54

Total long-term assets	$22	$54

Höegh LNG Management charged fees to the joint ventures for each of the three months ended March 31, 2014 and 2013, respectively, as follows: (i) technical management fees for FSRUs: $0.3 million and $0.3 million, (ii) other vessel operating expenses: $4.0 million and $3.7 million, (iii) commercial management fees for FSRUs: $0.1 million and $0.2 million, (iv) other fees: $0.2 million and $0.2 million, (v) interest expense from shareholder loans: $0.9 million and $1.1 million and (vi) supervision cost for vessel modifications: approximately $0.0 million and $0.0 million.

Our joint ventures’ trade liabilities and shareholder loans to Höegh LNG and affiliates were $25.5 million and $29.9 million for the years ended December 31, 2013 and 2012, respectively, and $23.1 million for the three months ended March 31, 2014. The weighted average interest rates on the outstanding balances on the shareholder loans were 8% and 8% for the years ended December 31, 2013 and 2012, respectively, and 8% and 8% for the three months ended March 31, 2014 and 2013, respectively.

As a result of our relationships with Höegh LNG and its affiliates, we, our general partner and our subsidiaries have entered into or will enter into various agreements that will not be the result of arm’s length negotiations. We generally refer to these agreements and the transactions that they provide for as “affiliated transactions” or “related party transactions.”

Our partnership agreement sets forth procedures by which future related party transactions may be approved or resolved by our board of directors. Pursuant to our partnership agreement, our board of directors may, but is not required to, seek the approval of a related party transaction from the conflicts committee of our board of directors or from the common unitholders. Affiliated transactions that are not approved by the conflicts committee of our board of directors and that do not involve a vote of unitholders must be on terms no less favorable to us than those generally provided to or available from unrelated third parties or be “fair and reasonable” to us. In determining whether a transaction or resolution is “fair and reasonable,” our board of directors may consider the totality of the relationships between the parties involved, including other transactions that may be particularly advantageous or beneficial to us. If the above procedures are followed, it will be presumed that, in making its decision, our board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the Partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the Partnership, unless the context otherwise requires. Please read “Conflicts of Interest and Fiduciary Duties.”

Our conflicts committee will be comprised of at least two members of our board of directors. The conflicts committee will be available at our board of directors’ discretion to review specific matters that our board of directors believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of us or directors, officers or employees of our general partner or its affiliates, and must meet the independence standards established by the New York Stock Exchange to serve on an audit committee of a board of directors and certain other requirements.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including Höegh LNG, on the one hand, and us and our unaffiliated limited partners, on the other hand. Our general partner, which is managed by its board of directors, has a fiduciary duty to make any decisions relating to our management in a manner beneficial to us and our unitholders. Similarly, our board of directors has fiduciary duties to manage us in a manner beneficial to us, our general partner and our limited partners. We expect that certain of our officers and directors will also be officers and directors of Höegh LNG or its affiliates and will have fiduciary duties to Höegh LNG or its affiliates that may cause them to pursue business strategies that disproportionately benefit Höegh LNG or its affiliates or which otherwise are not in the best interests of us or our unitholders. As a result of these relationships, conflicts of interest may arise between us and our unaffiliated limited partners on the one hand, and Höegh LNG and its affiliates, including our general partner, on the other hand. The resolution of these conflicts may not be in the best interest of us or our unitholders.

The Partnership affairs are governed by our partnership agreement and the Marshall Islands Act. The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in unitholder rights between the Marshall Islands Act and the Delaware Revised Uniform Limited Partnership Act. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Limited Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, the case law of the State of Delaware is adopted as the law of the Marshall Islands. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in Delaware. For example, the rights of our unitholders and fiduciary responsibilities of our general partner and its affiliates under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. Due to the less-developed nature of Marshall Islands law, our public unitholders may have more difficulty in protecting their interests or seeking remedies in the face of actions by our general partner, its affiliates or our controlling unitholders than would unitholders of a limited partnership organized in the United States.

Our partnership agreement contains provisions that modify and limit the fiduciary duties of our general partner and our directors to the unitholders under Marshall Islands law. Our partnership agreement also restricts the remedies available to unitholders for actions taken by our general partner or our directors that, without those limitations, might constitute breaches of fiduciary duty.

Neither our general partner nor our board of directors will be in breach of their obligations under our partnership agreement or their duties to us or the unitholders if the resolution of the conflict is:

•	approved by the conflicts committee, although neither our general partner nor our board of directors are obligated to seek such approval;

•

approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner or any of its affiliates, although neither our general partner nor our board of directors is obligated to seek such approval;

•

on terms no less favorable to us than those generally being provided to or available from unrelated third parties, but neither our general partner nor our board of directors is required to obtain confirmation to such effect from an independent third party; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our general partner or our board of directors may, but are not required to, seek the approval of such resolution from the conflicts committee of our board of directors or from the common unitholders. If neither our general partner nor our board of directors seeks approval from the conflicts committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, our board of directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the Partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When our partnership agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the Partnership, unless the context otherwise requires. Please read “Management—Management of Höegh LNG Partners LP” for information about the composition and formation of the conflicts committee of our board of directors.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our board of directors may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our board of directors regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	estimates of maintenance and replacement capital expenditures;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner or our directors to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read “How We Make Cash Distributions—Subordination Period.”

Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us or our subsidiaries.

Neither our partnership agreement nor any other agreement requires Höegh LNG to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Höegh LNG’s directors and executive officers have a fiduciary duty to make these decisions in the best interests of the shareholders of Höegh LNG, which may be contrary to our interests.

Because we expect that certain of our directors will also be directors of Höegh LNG and its affiliates, such directors have fiduciary duties to Höegh LNG and its affiliates that may cause them to pursue business strategies that disproportionately benefit Höegh LNG, or which otherwise are not in the best interests of us or our unitholders.

Our general partner is allowed to take into account the interests of parties other than us, such as Höegh LNG.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by Marshall Islands fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligations to give any consideration to any interest of or factors affecting us, our affiliates or any unitholder. Decisions made by our general partner in its individual capacity will be made by its board of directors, which will be appointed by Höegh LNG. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the Partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the Partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the Partnership.

We will reimburse our general partner and its affiliates for expenses.

We will reimburse our general partner and its affiliates for costs incurred, if any, in managing and operating us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in good faith. Please read “Certain Relationships and Related Party Transactions” and “Management—Reimbursement of Expenses of Our General Partner.”

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our partnership agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our general partner and its affiliates, must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Höegh LNG Management, which will provide certain technical and maritime management and crewing of the vessels to our operating company and joint ventures, may also enter into additional contractual arrangements with any of its affiliates on our behalf; however, there is no obligation of any affiliate of Höegh LNG Management to enter into any contracts of this kind.

Common units are subject to our general partner’s limited call right.

Our general partner may exercise its right to call and purchase common units as provided in our partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, a common unitholder may have common units purchased from the unitholder at an undesirable time or price. Please read “Our Partnership Agreement—Limited Call Right.”

We may choose not to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our board of directors. Attorneys, independent accountants and others who perform services for us are selected by our board of directors or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner’s affiliates, including Höegh LNG, may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership of interests in us. In addition, our partnership agreement provides that our general partner, for so long as it is general partner of the Partnership, will not engage in, by acquisition or otherwise, the businesses described above under the caption “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Noncompetition.” Similarly, under the omnibus agreement, Höegh LNG will agree and will cause its controlled affiliates to agree, for so long as Höegh LNG controls the Partnership, not to engage in the businesses described above under the caption “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Noncompetition.” Except as provided in our partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary Duties

Our general partner and its affiliates are accountable to us and our unitholders as fiduciaries. Fiduciary duties owed to unitholders by our general partner and its affiliates are prescribed by law and our partnership agreement. The Marshall Islands Act provides that Marshall Islands limited partnerships may, in their partnership agreements, expand or restrict the fiduciary duties otherwise owed by our general partner and its affiliates to the limited partners and the limited partnership. Our directors are subject to the same fiduciary duties as our general partner, as expanded or restricted by our partnership agreement.

In addition, in connection with this offering, our subsidiaries will enter into services agreements, and may enter into additional agreements with Höegh LNG and certain of its subsidiaries, including Höegh LNG Management. In the performance of their obligations under these agreements, Höegh LNG and its subsidiaries are not held to a fiduciary standard of care but rather to the standards of care specified in the relevant agreement.

Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner or by our directors. We have adopted these provisions to allow our general partner and our directors to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our officers and directors have fiduciary duties to Höegh LNG, as well as to you. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

•	the fiduciary duties imposed on our general partner and our directors by the Marshall Islands Act;

•	material modifications of these duties contained in our partnership agreement; and

•	certain rights and remedies of unitholders contained in the Marshall Islands Act.

Marshall Islands law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a limited partnership agreement providing otherwise, would generally require a general partner and the directors of a Marshall Islands limited partnership to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law. The duty of loyalty, in the absence of a provision in a limited partnership agreement providing otherwise, would generally require that a partner refrain from dealing with the limited partnership in the conduct or winding up of the limited partnership business or affairs as or on behalf of a party having an interest adverse to the limited partnership, refrain from competing with the limited partnership in the conduct of the limited partnership business or affairs before the dissolution of the limited partnership, and to account to the limited partnership and hold as trustee for it any property, profit or benefit derived by the partner in the conduct or winding up of the limited partnership business or affairs or derived from a use by the partner of partnership property, including the appropriation of a limited partnership opportunity. In addition, although not a fiduciary duty, a partner shall discharge the duties to the limited partnership and exercise any rights consistently with the obligation of good faith and fair dealing.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates and our directors that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under the laws of the Marshall Islands to the extent permitted by law. Such standards, such as the duty of care and duty of loyalty, are described in the immediately preceding paragraph under “—Marshall Islands law fiduciary duty standards.” In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our general partner and our board of directors would otherwise be held. Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by the conflicts committee of our board of directors must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our board of directors does not seek approval from the conflicts committee, and our board of directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, our board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the Partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our board of directors would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner and our directors, our partnership agreement further provides that our general partner and our officers and directors will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our general partner or our officers or directors engaged in actual fraud or willful misconduct. In the absence of these specific provisions contained in our partnership agreement, our general partner and our directors would be subject to the fiduciary duty standards set forth under “—Marshall Islands law fiduciary duty standards.”

Rights and remedies of unitholders	The provisions of the Marshall Islands Act resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the Marshall Islands Act favors the principles of freedom of contract and enforceability of partnership agreements and allows our partnership agreement to contain terms governing the rights of the unitholders. The rights of our unitholders, including voting and approval rights and the ability of the Partnership to issue additional units, are governed by the terms of our partnership agreement. Please read “Our Partnership Agreement.”

As to remedies of unitholders, the Marshall Islands Act permits a limited partner to institute legal action in the right of the limited partnership to recover a judgment in its favor where a general partner or a board of directors has refused to institute the action or where an effort to cause a general partner or a board of directors to do so is not likely to succeed. These actions include actions against a general partner for breach of its fiduciary duties or of our partnership agreement.

In becoming one of our limited partners, a common unitholder effectively agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. The failure of a limited partner or transferee to sign a limited partnership agreement does not render our partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and our directors and officers to the fullest extent permitted by law against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons engaged in actual fraud or willful misconduct.

We also must provide this indemnification for criminal proceedings when our general partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our general partner and our directors and officers could be indemnified for their negligent acts if they met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), in the opinion of the SEC, such indemnification is contrary to public policy and therefore unenforceable. Please read “Our Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement. No certificates will be issued to the unitholders in respect of the common units or subordinated units. For a description of the relative rights and privileges of holders of common units and subordinated units in and to partnership distributions, please read this section and “How We Make Cash Distributions.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read “Our Partnership Agreement.”

Transfer Agent and Registrar

Duties

Computershare Trust Company, N.A. will serve as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, our general partner may, at the direction of our board of directors, act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•

gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

A transferee will become a substituted limited partner of the Partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in the Partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, please read “How We Make Cash Distributions;”

•	with regard to the fiduciary duties of our general partner and our directors, please read “Conflicts of Interest and Fiduciary Duties;” and

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units.”

Organization and Duration

We were formed on April 28, 2014 and have perpetual existence.

Purpose

Our purpose under our partnership agreement is to engage in any business activities that may lawfully be engaged in by a limited partnership pursuant to the Marshall Islands Act.

Although our board of directors has the ability to cause us or our subsidiaries to engage in activities other than the provision of marine transportation services, it has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner will irrevocably delegate to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership interests, including to the holders of our incentive distribution rights. For a description of these cash distribution provisions, please read “How We Make Cash Distributions.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following is a summary of the unitholder vote required for the approval of the matters specified below. Matters that require the approval of a “unit majority” require:

•

during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, voting as a single class and a majority of the subordinated units voting as a single class; and

•	after the subordination period, the approval of a majority of the common units voting as a single class.

In voting their common units and subordinated units our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to claim an exemption from U.S. federal income tax under Section 883 of the Code, if at any time any person or group owns beneficially more than 4.9% of any class of units then outstanding, any units beneficially owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes under our partnership agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Our general partner has the right to appoint three of the seven members of our board of directors with the remaining four directors being elected by our common unitholders beginning with the annual meeting of unitholders following the closing of this offering. Subordinated units will not be voted in the election of the four directors.

Action	Unitholder Approval Required and Voting Rights
Issuance of additional units	No approval rights; general partner approval required for all issuances not reasonably expected to be accretive within 12 months of issuance or which would otherwise have a material adverse impact on the general partner or its interest in the Partnership.

Amendment of our partnership agreement	Certain amendments may be made by our board of directors without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of Our Partnership Agreement.”

Merger of the Partnership or the sale of all or substantially all of our assets	Unit majority and approval of our general partner and our board of directors. Please read “—Merger, Sale, Conversion or Other Disposition of Assets.”

Dissolution of the Partnership	Unit majority and approval of our general partner and our board of directors. Please read “—Termination and Dissolution.”

Reconstitution of the Partnership upon dissolution	Unit majority. Please read “—Termination and Dissolution.”

Election of four of the seven members of our board of directors	A plurality of the votes of the holders of the common units.

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to June 30, 2024 in a manner that would cause a dissolution of the Partnership. Please read “—Withdrawal or Removal of our General Partner.”

Action	Unitholder Approval Required and Voting Rights
Removal of our general partner	Not less than 75% of the outstanding units, including units held by our general partner and its affiliates, voting together as a single class. Please read “—Withdrawal or Removal of our General Partner.”

Transfer of our general partner interest in us	Our general partner may transfer its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to June 30, 2024. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of a merger or consolidation with or into, or sale of all or substantially all of the assets to, such person, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, voting separately as a class, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to June 30, 2019. Please read “—Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in our general partner

No approval required at any time. Please read “—Transfer of Ownership Interests in General Partner.” However, during the term of the SRV Joint Gas shareholders’ agreement governing our joint ventures, Höegh LNG is required to continue to directly or indirectly maintain the ability to control our general partner pursuant to an agreement with MOL.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Marshall Islands law. Our partnership agreement requires that any claims, suits, actions or proceedings:

•

arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Marshall Islands Act; and

•	asserting a claim governed by the internal affairs doctrine;

shall be exclusively brought in the Court of Chancery of the State of Delaware, unless otherwise provided for by Marshall Islands law, regardless of whether such claims, suits, actions or proceedings arise under laws relating to contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, unless otherwise provided for by Marshall Islands law, in connection with any such claims, suits, actions or proceedings; however, a court could rule that such provisions are inapplicable or unenforceable.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Marshall Islands Act and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Marshall Islands Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to elect four of our seven directors;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Marshall Islands Act, then the limited partners could be held personally liable for our obligations under the laws of the Marshall Islands, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Marshall Islands Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Marshall Islands case law.

Under the Marshall Islands Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the limited partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Marshall Islands Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Marshall Islands Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Marshall Islands Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Marshall Islands Act, a purchaser of units who becomes a limited partner of a limited partnership is liable for the obligations of the transferor to make contributions to the limited partnership, except that the transferee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from our partnership agreement.

Maintenance of our limited liability may require compliance with legal requirements in the jurisdictions in which our subsidiaries conduct business, which may include qualifying to do business in those jurisdictions. Limitations on the liability of limited partners for the obligations of a limited partnership or limited liability company have not been clearly established in many jurisdictions. If, by virtue of our membership interest in an operating subsidiary or otherwise, it was determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our board of directors considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Interests

Our partnership agreement authorizes us to issue an unlimited amount of additional partnership interests and rights to buy partnership interests for the consideration and on the terms and conditions determined by our board of directors without the approval of the unitholders. However, our general partner will be required to approve all issuances of additional partnership interests that are not reasonably expected to be accretive within 12 months of issuance or which would otherwise have a material adverse impact on the general partner or its interest in us.

We intend to fund acquisitions through borrowings and the issuance of additional common units or other equity securities and the issuance of debt securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other equity securities may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Marshall Islands law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our board of directors, have special voting rights to which the common units are not entitled.

Our general partner and its affiliates will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. Other holders of common units will not have similar pre-emptive rights to acquire additional common units or other partnership interests.

Tax Status

Our partnership agreement provides that the Partnership will elect to be treated as a corporation for U.S. federal income tax purposes.

Amendment of Our Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by or with the consent of our board of directors. However, our board of directors will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, approval of our board of directors is required, as well as written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

(1)	increase the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

(2)	increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of the general partner, which may be given or withheld at its option;

(3)	change the term of the Partnership;

(4)	provide that the Partnership is not dissolved upon an election to dissolve the Partnership by our general partner and our board of directors that is approved by the holders of a unit majority; or

(5)	give any person the right to dissolve the Partnership other than the right of our general partner and our board of directors to dissolve the Partnership with the approval of the holders of a unit majority.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our general partner and its affiliates). Upon completion of this offering, the owner of our general partner will own approximately     % of our outstanding common and subordinated units, assuming no exercise of the underwriters’ option to purchase additional common units.

No Unitholder Approval

Our board of directors may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

(1)	a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2)	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3)	a change that our board of directors determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the Marshall Islands Act;

(4)	an amendment that is necessary, upon the advice of our counsel, to prevent us or our officers or directors or our general partner or their or its agents or trustees from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, the U.S. Investment Advisors Act of 1940, or plan asset regulations adopted under the U.S. Employee Retirement Income Security Act of 1974 whether or not substantially similar to plan asset regulations currently applied or proposed;

(5)	an amendment that our board of directors determines to be necessary or appropriate for the authorization of additional partnership interests or rights to acquire partnership interests, including any amendment that our board of directors determines is necessary or appropriate in connection with:

•

the adjustments of the minimum quarterly distribution, first target distribution, second target distribution and third target distribution in connection with the reset of our incentive distribution rights as described under “How We Make Cash Distributions—Höegh LNG’s Right to Reset Incentive Distribution Levels;”

•	the implementation of the provisions relating to Höegh LNG’s right to reset the incentive distribution rights in exchange for common units;

•

any modification of the incentive distribution rights made in connection with the issuance of additional partnership interests or rights to acquire partnership interests, provided that, any such modifications and related issuance of partnership interests have received approval by a majority of the members of the conflicts committee of our board of directors; or

•	any amendment expressly permitted in our partnership agreement to be made by our board of directors acting alone;

(6)	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

(7)	any amendment that our board of directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

(8)	a change in our fiscal year or taxable year and related changes;

(9)	certain mergers or conveyances as set forth in our partnership agreement; or

(10)	any other amendments substantially similar to any of the matters described in clauses (1) through (9) above.

In addition, our board of directors may make amendments to our partnership agreement without the approval of any limited partner or our general partner if our board of directors determines that those amendments:

(1)	do not adversely affect the limited partners (or any particular class of limited partners) or our general partner in any material respect;

(2)	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands authority or statute;

(3)	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

(4)	are necessary or appropriate for any action taken by our board of directors relating to splits or combinations of units under the provisions of our partnership agreement; or

(5)	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Our board of directors will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “—Amendment of Our Partnership Agreement—No Unitholder Approval” should occur. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Merger, Sale, Conversion or Other Disposition of Assets

A merger or consolidation of us requires the approval of our board of directors and the prior consent of our general partner. However, to the fullest extent permitted by law, our board of directors and our general partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In addition, our partnership agreement generally prohibits our board of directors, without the prior approval of our general partner and the holders of units representing a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries taken as a whole. Our board of directors may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without the prior approval of the holders of units representing a unit majority. Our general partner and our board of directors may also determine to sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without the approval of the holders of units representing a unit majority.

If conditions specified in our partnership agreement are satisfied, our board of directors, with the consent of our general partner, may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable law in the event of a conversion, merger or consolidation, sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated or converted under our partnership agreement. We will dissolve upon:

(1)	the election of our general partner and our board of directors to dissolve us, if approved by the holders of units representing a unit majority;

(2)	at any time there are no limited partners, unless we continue without dissolution in accordance with the Marshall Islands Act;

(3)	the entry of a decree of judicial dissolution of us; or

(4)	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our board of directors that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as provided in “How We Make Cash Distributions—Distributions of Cash upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2024 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability. On or after June 30, 2024, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ written notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Termination and Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 75% of the outstanding common and subordinated units, including units held by our general partner and its affiliates, voting together as a single class, and we receive an opinion of counsel regarding limited liability. The ownership of more than     % of the outstanding units by our general partner and its affiliates or the control of our board of directors by our general partner and its affiliates would provide the practical ability to prevent our general partner’s removal. At the closing of this offering, our general partner and its affiliates will own approximately     % of the outstanding common and subordinated units, assuming no exercise of the underwriters’ option to purchase additional common units. Any removal of our general partner is also subject to the successor general partner being approved by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as a single class.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•

the holder of the incentive distribution rights will have the right to convert such incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest owned by the departing general partner for a cash payment equal to the fair market value of that interest. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and the incentive distribution rights of any holder thereof will automatically convert into common units equal to the fair market value of those interests as determined by an independent investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, any employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for the transfer by our general partner of all, but not less than all, of its general partner interest in us to:

•	an affiliate of our general partner (other than an individual); or

•

another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another person prior to June 30, 2024, without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of the general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability.

Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval.

Transfer of Ownership Interests in General Partner

At any time, the members of our general partner may sell or transfer all or part of their respective membership interests in our general partner to an affiliate or a third party without the approval of our unitholders. However, during the term of the SRV Joint Gas shareholders’ agreement governing our joint ventures, Höegh LNG is required to continue to directly or indirectly maintain the ability to control our general partner pursuant to an agreement with MOL.

Transfer of Incentive Distribution Rights

Höegh LNG or its affiliates, or a subsequent holder, may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, or sale of all or substantially all of its assets to that entity, without the prior approval of the unitholders. Prior to June 30, 2019, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by Höegh LNG and its affiliates. On or after June 30, 2019, the incentive distribution rights will be freely transferable.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Höegh LNG GP LLC as our general partner or otherwise change management. If any person or group acquires beneficial ownership of more than 4.9% of any class of units then outstanding, that person or group loses voting rights on all of its units in excess of 4.9% of all such units. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our general partner’s non-economic general partner interest and the incentive distribution rights (initially owned by Höegh LNG) will be converted into cash or common units.

Limited Call Right

If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership interests of the class held by unaffiliated persons as of a record date to be selected by the general partner, on at least 10 but not more than 60 days’ written notice at a price equal to the greater of (x) the average of the daily closing prices of the Partnership interests of such class over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our general partner or any of its affiliates for partnership interests of such class during the 90-day period preceding the date such notice is first mailed. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right and has no fiduciary duty in determining whether to exercise this limited call right.

As a result of the general partner’s right to purchase outstanding partnership interests, a holder of partnership interests may have the holder’s partnership interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of common units in the market. Please read “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Sale, Exchange or Other Disposition of Common Units” and “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of Non-U.S. Holders—Disposition of Units.”

At the completion of this offering and assuming no exercise of the underwriters’ option to purchase additional common units, Höegh LNG, the sole member of our general partner, will own approximately     % of our common units. At the end of the subordination period, assuming no additional issuances of common units, no exercise of the underwriters’ option to purchase additional common units and conversion of all of our subordinated units into common units, Höegh LNG will own approximately     % of our common units.

Board of Directors

Under our partnership agreement, our general partner has irrevocably delegated to our board of directors the authority to oversee and direct our operations, policies and management on an exclusive basis, and such delegation will be binding on any successor general partner of the Partnership. Immediately following this offering our board of directors will be comprised of four persons appointed by Höegh LNG in its sole discretion. Following our first annual meeting of unitholders, our board of directors will consist of seven members, three of whom will be appointed by our general partner in its sole discretion and four of whom will be elected by our common unitholders.

Our board of directors nominates individuals to stand for election as elected board members on a staggered basis at an annual meeting of our limited partners. In addition, any limited partner or group of limited partners that holds beneficially 10% or more of the outstanding common units is entitled to nominate one or more individuals to stand for election as elected board members at the annual meeting by providing written notice to our board of directors not more than 120 days nor less than 90 days prior to the meeting. However, if the date of the annual meeting is not publicly announced by us at least 100 days prior to the date of the meeting, the notice must be delivered to our board of directors not later than 10 days following the public announcement of the meeting date. The notice must set forth:

•	the name and address of the limited partner or limited partners making the nomination or nominations;

•	the number of common units beneficially owned by the limited partner or limited partners;

•

the information regarding the nominee(s) proposed by the limited partner or limited partners as required to be included in a proxy statement relating to the solicitation of proxies for the election of directors filed pursuant to the proxy rules of the SEC;

•	the written consent of the nominee(s) to serve as a member of our board of directors if so elected; and

•	a certification that the nominee(s) qualify as elected board members.

Our general partner may remove an appointed board member with or without cause at any time. “Cause” generally means a court’s finding a person liable for actual fraud or willful misconduct in his or its capacity as a director. Any and all of the board members may be removed at any time for cause by the affirmative vote of a majority of the other board members. Any and all of the board members appointed by our general partner may be removed for cause at a properly called meeting of the limited partners by a majority vote of the outstanding units, voting as a single class. If any appointed board member is removed, resigns or is otherwise unable to serve as a board member, our general partner may fill the vacancy. Any and all of the board members elected by the common unitholders may be removed for cause at a properly called meeting of the limited partners by a majority vote of the outstanding common units. If any elected board member is removed, resigns or is otherwise unable to serve as a board member, the vacancy may be filled by a majority of the other elected board members then serving.

Meetings; Voting

Except as described below regarding a person or group owning more than 4.9% of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our board of directors or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of 33 1/3% of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit may vote according to the holder’s percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Interests.” However, to preserve our ability to claim an exemption from U.S. federal income tax under Section 883 of the Code, if at any time any person or group acquires, in the aggregate, beneficial ownership of more than 4.9% of all units then outstanding, that person or group will lose voting rights on all of its units in excess of 4.9% of all such units and those units in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions. By transfer of common units in accordance with our partnership agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1)	our general partner;

(2)	any departing general partner;

(3)	any person who is or was an affiliate of our general partner or any departing general partner;

(4)	any person who is or was an officer, director, member, fiduciary or trustee of any entity described in clause (1), (2) or (3) above;

(5)	any person who is or was serving as a director, officer, member, fiduciary or trustee of another person at the request of our board of directors, our general partner or any departing general partner;

(6)	our officers;

(7)	any person designated by our board of directors; and

(8)	the members of our board of directors.

Any indemnification under these provisions will only be out of our assets. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse the members of our board of directors for their out-of-pocket costs and expenses incurred in the course of their service to us. Our partnership agreement also requires us to reimburse our general partner for all expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to us or our general partner by our board of directors.

Books and Reports

Our general partner is required to keep appropriate books and records of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and financial reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent registered public accounting firm. Except for our fourth quarter, we will also furnish or make available summary historical financial information within 90 days after the close of each quarter.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at the limited partner’s own expense, have furnished to the limited partner:

(1)	a current list of the name and last known address of each partner;

(2)	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

(3)	copies of our partnership agreement, the certificate of limited partnership of the Partnership and related amendments;

(4)	information regarding the status of our business and financial position; and

(5)	any other information regarding our affairs as is just and reasonable.

Our board of directors may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our board of directors believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other partnership interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of Höegh LNG GP LLC as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. In connection with these registration rights, we will not be required to pay any damages or penalties related to any delay or failure to file a registration statement or to cause a registration statement to become effective. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, our general partner and its affiliates will hold an aggregate of              common units and              subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. None of the directors or officers of our general partner own any common units prior to this offering; however, they may purchase common units through the directed unit program or otherwise. Please read “Underwriting.” Assuming all of the units reserved for issuance under the directed unit program are sold to participants in the program,              common units will be held by persons who have contractually agreed not to sell such units for 180 days following the date of this prospectus. Any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the class of securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “Our Partnership Agreement—Issuance of Additional Interests.”

Under our partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units to require registration of any of these common units and to include any of these common units in a registration by us of other common units, including common units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, our general partner and its affiliates may sell their common units in private transactions at any time, subject to compliance with applicable laws.

We, our directors and executive officers, our subsidiaries and our general partner and its affiliates, including Höegh LNG, have agreed not to sell any common units for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. Additionally, all participants in the directed unit program have agreed not to sell any common units for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. Please read “Underwriting” for a description of these lock-up provisions.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective unitholders and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., our U.S. counsel, insofar as it contains legal conclusions with respect to matters of U.S. federal income tax law. The opinion of our counsel is dependent on the accuracy of factual representations made by us to them, including descriptions of our operations contained herein. Statements contained herein that “we believe,” “we expect” or similar phrases are not legal conclusions or opinions of counsel.

This discussion is based upon provisions of the Code, Treasury Regulations and current administrative rulings and court decisions, all as in effect or existence on the date of this prospectus and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below.

The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker dealers, tax-exempt organizations, retirement plans or individual retirement accounts or former citizens or long-term residents of the United States), persons who will hold the units as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. Dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend on the status of the partner and the activities of the limited partnership. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. The opinions and statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court. This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units. This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular unitholders in light of their individual circumstances, and each prospective unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common units.

Election to be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. Consequently, among other things, U.S. Holders (as defined below) will not directly be subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of units as described below.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that owns (actually or constructively) less than 10.0% of the value or voting power of our equity and that is:

•	an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

•

a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

U.S. Federal Taxation of Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends received with respect to our common units by a U.S. Holder that is an individual, trust or estate (a “U.S. Individual Holder”) generally will be treated as “qualified dividend income” that is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which we expect our common units to be approved for listing); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under “—PFIC Status and Significant Tax Consequences”); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. In addition, the preferential tax rate on dividends does not apply to dividends received by a U.S. Individual Holder to the extent that the U.S. Individual Holder elects to treat such dividends as investment income that may be offset by investment expenses. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any amounts received in respect of our common units that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20.0% of a unitholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our common units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units will be treated as long-term capital loss to the extent of the amount of such dividend.

Ratio of Dividend Income to Distributions

The amount of distributions we pay on our common units that are treated as dividend income will depend on the amount of our current and accumulated earnings and profits. We will compute our earnings and profits for each taxable year in accordance with U.S. federal income tax principles. We estimate that approximately         % of the total cash distributions received by a purchaser of common units in this offering that holds such common units through December 31, 2016 will constitute dividend income. The remaining portion of these distributions, determined on a cumulative basis, will be treated first as a nontaxable return of capital to the extent of the purchaser’s tax basis in its common units and thereafter as capital gain. These estimates are based upon the assumption that we will pay the minimum quarterly distribution of $         per unit on our common units during the referenced period and on other assumptions with respect to our earnings, capital expenditures and cash flow for this period. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties that are beyond our control. Further, these estimates are based on current U.S. federal income tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The actual percentage of total cash distributions that will constitute dividend income could be higher or lower, and any differences could be material or could materially affect the value of the common units.

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in its units generally will be the U.S. Holder’s purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital (as discussed above under “—U.S. Federal Taxation of Distributions” and “—Ratio of Dividend Income to Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

Medicare Tax on Net Investment Income

Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by deductions that are allocable to such income. Unitholders should consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our common units.

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our units, either:

•

at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•

at least 50.0% of the average of the values of the assets held by us (including the assets of our vessel-owning joint ventures and subsidiaries) at the end of each quarter during such taxable year produce, or are held for the production of, passive income.

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected methods of operation, and an opinion of counsel, we do not believe that we will be a PFIC for our initial taxable year, and we expect that we will not be a PFIC for any future taxable year. We have received an opinion of our U.S. counsel, Vinson & Elkins L.L.P., in support of this position that concludes that the income our subsidiaries earn from our present time-chartering activities should not constitute passive income for purposes of determining whether we are a PFIC. In addition, we have represented to our U.S. counsel that we expect that more than 25.0% of our gross income for our current taxable year and each future year will arise from such time-chartering activities, and more than 50.0% of the average value of our assets for each such year will be held for the production of such nonpassive income. Assuming the composition of our income and assets is consistent with those expectations, and assuming the accuracy of other representations we have made to our U.S. counsel for purposes of their opinion, our U.S. counsel is of the opinion that we should not be a PFIC for our current taxable year or any future year. This opinion is based, and its accuracy is conditioned on, representations, valuations and projections provided by us regarding our assets, income and charters to our U.S. counsel. While we believe these representations, valuations and projections to be accurate, the shipping market is volatile, and no assurance can be given that they will continue to be accurate at any time in the future.

Our counsel has indicated to us that the conclusions described above are not free from doubt. While there is legal authority supporting our counsel’s conclusions, including IRS pronouncements concerning the characterization of income derived from time charters as services income, the Fifth Circuit held in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009) that income derived from certain marine time charter agreements should be treated as rental income rather than services income for purposes of a “foreign sales corporation” provision of the Code. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities may be treated as rental income, and we would likely be treated as a PFIC. The IRS has announced its nonacquiescence with the court’s holding in the Tidewater case and, at the same time, announced the position of the IRS that the marine time charter agreements at issue in that case should be treated as service contracts.

Distinguishing between arrangements treated as generating rental income and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing our specific method of operation. Conclusions in this area therefore remain matters of interpretation. We are not seeking a ruling from the IRS on the treatment of income generated from our time chartering operations, and the opinion of our counsel is not binding on the IRS or any court. Thus, while we have received an opinion of counsel in support of our position, it is possible that the IRS or a court could disagree with this position and the opinion of our counsel. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future and that we will not become a PFIC in any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common units, as discussed below. If we are a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of our subsidiaries that are PFICs. However, the mark-to-market election discussed below will likely not be available with respect to shares of such PFIC subsidiaries. In addition, if a U.S. Holder owns our common units during any taxable year that we are a PFIC, such holder must file an annual report with the IRS.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (an “Electing Holder”), then, for U.S. federal income tax purposes, that holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units at the end of the taxable year over the holder’s adjusted tax basis in the common units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year (a “Non-Electing Holder”) would be subject to special rules resulting in increased tax liability with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units) and (ii) any gain realized on the sale, exchange or other disposition of the units. These special rules would apply for all periods in which the Non-Electing Holder holds its common units, even if we ceased to be a PFIC. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

•

the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income in the current year; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax on ordinary income in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a Non-U.S. Holder. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax in the same manner as a U.S. Holder to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business. Effectively connected dividends received by a corporate Non-U.S. Holder may also be subject to an additional U.S. branch profits tax at a 30% rate (or, if applicable, a lower treaty rate). However, distributions paid to a Non-U.S. Holder that is engaged in a U.S. trade or business may be exempt from taxation under an applicable income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the same manner as a U.S. Holder in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). Effectively connected dividends received by a corporate Non-U.S. Holder may also be subject to an additional U.S. branch profits tax at a 30% rate (or, if applicable, a lower treaty rate). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units will be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

U.S. Holders purchasing more than $100,000 of our common units in this offering generally will be required to file IRS Form 926 reporting that payment to us. For purposes of determining the total dollar value of common units purchased by a U.S. Holder in this offering, units purchased by certain related parties (including family members) are included. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with this reporting obligation. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

In addition, individual citizens or residents of the United States holding certain “foreign financial assets” (which generally includes stock and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of (i) $50,000 on the last day of the taxable year or (ii) $75,000 at any time during the taxable year) are required to report information relating to such assets. Significant penalties may apply for failure to satisfy these reporting obligations. U.S. Holders should consult their tax advisors regarding their obligations, if any, under this legislation as a result of their purchase, ownership or disposition of our units.

NON-UNITED STATES TAX CONSEQUENCES

The following is a discussion of the material non-U.S. tax considerations that may be relevant to prospective unitholders, and, unless otherwise noted in the following discussion, the discussion with respect to each jurisdiction is the opinion of our counsel with respect to taxation matters for such jurisdiction insofar as it contains legal conclusions with respect to matters of tax law. The opinions of our counsel are dependent on the accuracy of factual representations made by us to them, including descriptions of our operations contained herein. Statements contained herein that “we believe,” “we expect” or similar phrases are not legal conclusions or opinions of counsel. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Höegh LNG Partners LP.

Marshall Islands Tax Consequences

The following discussion, insofar as it contains legal conclusions based on the application of the laws of the Republic of the Marshall Islands to our particular factual circumstances, is the opinion of Watson, Farley & Williams LLP, our counsel as to matters of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common units.

Norway Tax Consequences

The following is a discussion of the material Norwegian tax consequences that may be relevant to prospective unitholders who are persons not resident in Norway for taxation purposes, which we refer to as “Non-Norwegian Holders” and is the opinion of Advokatfirmaet Thommessen AS, our counsel as to taxation matters under the laws of the Kingdom of Norway, insofar as it contains legal conclusions based on the application of the taxation laws of the Kingdom of Norway to our particular factual circumstances. Prospective unitholders who are resident in Norway for taxation purposes are urged to consult their own tax advisors regarding the potential Norwegian tax consequences to them of an investment in our common units. For this purpose, a company incorporated outside of Norway will be treated as resident in Norway in the event its central management and control is carried out in Norway.

Under the Tax Act on Income and Wealth, Non-Norwegian Holders will not be subject to any taxes in Norway on income or profits in respect of the acquisition, holding, disposition or redemption of the common units, provided that we are not treated as carrying on business in Norway, and the Non-Norwegian Holder is not engaged in a Norwegian trade or business to which the common units are effectively connected, or if the Non-Norwegian Holder is resident in a country that has an income tax treaty with Norway, such holder does not have a permanent establishment in Norway to which the common units are effectively connected.

We believe that we will be able to conduct our affairs so that Non-Norwegian Holders should not be subject to Norwegian tax on the acquisition, holding, disposition or redemption of the common units. However, this determination is dependent upon the facts existing at such time, including (but not limited to) the place where our board of directors meets and the place where our management makes decisions or takes certain actions affecting our business. Our Norwegian tax counsel has advised us regarding certain measures we can take to limit the risk that our business may be treated as managed from or carried on in Norway and has concluded that, provided we adopt these measures and otherwise conduct our affairs in a manner consistent with our Norwegian tax counsel’s advice, which we intend to do, our business should not be treated as managed from or carried on in Norway for taxation purposes, and consequently, Non-Norwegian Holders should not be subject to tax in Norway solely by reason of the acquisition, holding, disposition or redemption of their common units. Nonetheless, there is no legal authority addressing our specific circumstances, and conclusions in this area remain matters of interpretation. Thus, it is possible that the Norwegian taxation authority could challenge, or a court could disagree with, our position.

While we do not expect it to be the case, if the arrangements we propose to enter into result in our being considered to carry on business in Norway for the purposes of the Tax Act on Income and Wealth, unitholders would be considered to be carrying on business in Norway and would be required to file tax returns with the Norwegian Tax Administration and, subject to any relief provided in any relevant double taxation treaty (including, in the case of holders resident in the United States, the U.S.-Norway Tax Treaty), would be subject to taxation in Norway on any income considered to be attributable to the business carried on in Norway.

United Kingdom Tax Consequences

The following is a discussion of the material United Kingdom tax consequences that may be relevant to prospective unitholders who are persons not resident or not domiciled in the United Kingdom for taxation purposes and who do not acquire their units as part of a trade, profession or vocation carried on in the United Kingdom, which we refer to as “Non-UK Holders,” and, insofar as it contains legal conclusions based on the application of the taxation laws of the United Kingdom to our particular factual circumstances, is the opinion of Vinson & Elkins L.L.P., our counsel as to taxation matters under the laws of the United Kingdom.

Prospective unitholders who are resident or domiciled in the United Kingdom for taxation purposes, or who hold their units through a trade, profession or vocation in the United Kingdom are urged to consult their own tax advisors regarding the potential United Kingdom tax consequences to them of an investment in our common units and are responsible for filing their own UK tax returns and paying any applicable UK taxes (which may be due on amounts received by us but not distributed). The discussion that follows is based upon current United Kingdom tax law and what is understood to be the current practice of HM Revenue and Customs as at the date of this document, both of which are subject to change, possibly with retrospective effect.

Taxation of income and disposals.    We expect to conduct our affairs so that Non-UK Holders should not be subject to United Kingdom income tax, capital gains tax or corporation tax on income or gains arising from the Partnership. Distributions may be made to Non-UK Holders without withholding or deduction for or on account of United Kingdom income tax.

Stamp taxes.    No liability to United Kingdom stamp duty or stamp duty reserve tax should arise in connection with the issue of units to unitholders or the transfer of units in the Partnership.

Singapore Tax Consequences

The following is a discussion of the material Singapore tax consequences that may be relevant to prospective unitholders, and, insofar as it contains legal conclusions based on the application of the taxation laws of the Republic of Singapore to our particular factual circumstances, is the opinion of Advokatfirmaet PricewaterhouseCoopers AS, our counsel as to taxation matters under the laws of the Republic of Singapore. This discussion is based upon existing legislation and current Inland Revenue Authority of Singapore practice as of the date of this prospectus. Changes in the existing legislation and current practice may cause the tax consequences to vary substantially from the consequences described below. The following discussion does not purport to be a comprehensive description of all of the Singapore tax considerations applicable to us.

Prospective unitholders who are persons not resident in Singapore for taxation purposes and who do not acquire their units as part of a trade, profession or vocation carried on in Singapore should not be subject to Singapore income tax, or corporate tax on income or gains arising from the Partnership.

Prospective unitholders who are resident in Singapore for taxation purposes, or who hold their units through a trade, profession or vocation in Singapore are urged to consult their own tax advisors regarding the potential

Singapore tax consequences to them of an investment in our common units and are responsible for filing their own Singapore tax returns and paying any applicable Singapore taxes (which may be due on amounts received by us but not distributed).

No liability to Singapore stamp duty should arise in connection with the issue of units to unitholders or the transfer of units in the Partnership.

EACH PROSPECTIVE UNITHOLDER IS URGED TO CONSULT ITS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF UNIT OWNERSHIP UNDER ITS PARTICULAR CIRCUMSTANCES.

UNDERWRITING

Citigroup Global Markets Inc. and              are acting as joint book-running managers of this offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Underwriter	Number of Common Units
Citigroup Global Markets Inc.

Total

The business address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013. The business address of                     is                     .

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the common units (other than those covered by the underwriters’ option to purchase additional common units described below) if they purchase any of the common units.

Common units sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any common units sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $         per common unit. If all the common units are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts to exceed five percent of the total number of our common units offered by them.

If the underwriters sell more common units than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional common units at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment. Any common units issued or sold under the option will be issued and sold on the same terms and conditions as the other common units that are the subject of this offering.

We, our officers and directors, our general partner and Höegh LNG have agreed that, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any common units or any securities convertible into or exchangeable for our common units. Citigroup Global Markets Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time that, in the case of officers and directors, shall be with notice.

At our request, the underwriters have reserved up to         % of the common units for sale at the initial public offering price to persons who are directors, officers or employees, or who are otherwise associated with us through a directed unit program. The number of units available for sale to the general public will be reduced by the number of directed units purchased by participants in the program. Except for certain of our officers, directors and employees who have entered into lock-up agreements as contemplated in the immediately preceding paragraph, each person buying common units through the directed unit program has agreed that, for a period of          days from the date of this prospectus, he or she will not, without the prior written consent of Citigroup Global Markets Inc., dispose of or hedge any common units or any securities convertible into or exchangeable for our common units with respect to common units purchased in the program. For certain officers, directors and employees purchasing common units through the directed unit program, the lock-up agreements contemplated in the immediately preceding paragraph shall govern with respect to their purchases. Citigroup Global Markets Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice. Any directed units not purchased will be offered by the underwriters to the general public on the same basis as all other common units offered. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with the sales of the directed units.

Prior to this offering, there has been no public market for our common units. Consequently, the initial public offering price for the common units will be determined by negotiations among us and the representatives. Among the factors to be considered in determining the initial public offering price will be our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the common units will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our common units will develop and continue after this offering.

We have applied to list our common units on the New York Stock Exchange, under the symbol “HMLP.”

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

Paid by Höegh LNG Partners LP
	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay an aggregate structuring fee equal to     % of the gross proceeds of common units in this offering to Citigroup Global Markets Inc. This structuring fee will compensate Citigroup Global Markets Inc. for providing advice regarding our capital structure, the terms of the offering, the terms of our partnership agreement and the terms of certain other agreements between us and our affiliates.

We estimate that the expenses of this offering, not including the underwriting discount and structuring fee, will be approximately $         million, all of which will be paid by us.

In connection with the offering, the underwriters may purchase and sell common units in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional common units, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater number of common units than they are required to purchase in the offering.

•	“Covered” short sales are sales of common units in an amount up to the number of common units represented by the underwriters’ option to purchase additional common units.

•	“Naked” short sales are sales of common units in an amount in excess of the number of common units represented by the underwriters’ option to purchase additional common units.

•	Covering transactions involve purchases of common units either pursuant to the underwriters’ option to purchase additional common units or in the open market in order to cover short positions.

•	To close a naked short position, the underwriters must purchase common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•

To close a covered short position, the underwriters must purchase common units in the open market or must exercise the option to purchase additional common units. In determining the source of common units to close the covered short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the underwriters’ option to purchase additional common units.

•	Stabilizing transactions involve bids to purchase common units so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the , in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us, from time to time, for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swap contracts) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We, and certain of our affiliates, including Höegh LNG, have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Because the Financial Industry Regulatory Authority views our common units as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA rules. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided, that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on its behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

While we do not expect that we will constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000, as amended (“FSMA”), if we were to constitute such a collective investment scheme, we would not be a “recognized collective investment scheme” for the purposes of FSMA (a “CIS”) and would not have been authorized or otherwise approved. In such circumstances, as an unregulated scheme, we could not be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

•

if we are a CIS and are marketed by a person who is an authorized person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001, as amended (the “CIS Promotion Order”) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

•

otherwise, if marketed by a person who is not an authorized person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

•

in both of the preceding bullet points to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as “relevant persons”). Our common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to us.

Notice to Prospective Investors in Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz) or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner, and this document and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors that are referred to in Section 3, paragraph 2 no. 1 in connection with Section 2 no. 6 of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act and Section 2 paragraph 11 sentence 2 no.1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

This offering does not constitute an offer to sell or the solicitation or an offer to buy the common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this document is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our common units, may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (the “CISA”). Accordingly, our common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our common units, may be made available through a public offering in or from Switzerland. Our common units may only be offered, and this prospectus may only be distributed, in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to Prospective Investors in Hong Kong

The common units have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common units has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common units which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common units may only be made to persons (the “Exempt Investors”), who are:

•

“sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act; and

•	“wholesale clients” (within the meaning of section 761G of the Corporations Act),

so that it is lawful to offer the common units without disclosure to investors under Chapters 6D and 7 of the Corporations Act.

The common units applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapters 6D and 7 of the Corporations Act would not be required pursuant to an exemption under both section 708 and Subdivision B of Division 2 of Part 7.9 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapters 6D and 7 of the Corporations Act. Any person acquiring common units must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

Certain legal matters with respect to this offering, including tax matters with respect to U.S. law, will be passed upon for us by Vinson & Elkins L.L.P., Washington, D.C. The validity of the common units and certain other legal matters with respect to the laws of the Republic of the Marshall Islands will be passed upon for us by our counsel as to Marshall Islands law, Watson, Farley & Williams LLP, New York, New York. Certain matters with respect to this offering will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas. Baker Botts L.L.P. represents Höegh LNG from time to time in connection with various matters.

EXPERTS

The historical combined carve-out financial statements of Höegh LNG Partners LP Predecessor and the combined financial statements of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. as of December 31, 2013 and 2012, and for each of the two years in the period ended December 31, 2013, appearing in this prospectus have been audited by Ernst & Young AS, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in auditing and accounting.

INDUSTRY AND MARKET DATA

Fearnley Consultants has provided us certain statistical and graphical information contained in this prospectus. Fearnley Consultants has advised that the statistical and graphical information contained herein is drawn from its database and other sources. We do not have any knowledge that the information provided by Fearnley Consultants is inaccurate in any material respect. In connection therewith, Fearnley Consultants has advised that: (i) certain of the information provided is based on estimates or subjective judgments, (ii) the information in the databases of other shipping data collection agencies may differ from the information in Fearnley Consultants’ database and (iii) while Fearnley Consultants has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data collection is subject to limited audit and validation procedures.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions and structuring fees, in connection with this offering, which we will be required to pay.

SEC registration fee	$
Financial Industry Regulatory Authority filing fee
Stock exchange listing fee
Legal fees and expenses
Accounting fees and expenses
Printing and engraving costs
Transfer agent fees and other
Miscellaneous

Total	$

All amounts are estimated, except the SEC registration fee, the Financial Industry Regulatory Authority filing fee and the listing fee.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered in this prospectus, you may wish to review the full registration statement, including its exhibits. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates or from the SEC’s website on the Internet at http://www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our registration statement can also be inspected and copied at the offices of the            .

Upon completion of this offering, we will be subject to the information requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), and, in accordance therewith, we will be required to file with the SEC annual reports on Form 20-F within four months of our fiscal year-end, and provide to the SEC other material information on Form 6-K. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. We expect to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, which will be operational after this offering, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, certain rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal unitholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, including the filing of quarterly reports or current reports on Form 8-K. However, we intend to furnish or make available to our unitholders annual reports containing our audited consolidated financial statements prepared in accordance with U.S. GAAP and make available to our unitholders quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each fiscal year. Our annual report will contain a detailed statement of any transactions with our general partner or its affiliates, and of fees, commissions, compensation and other benefits paid or accrued to our general partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

Höegh LNG Partners LP (the “Partnership”) was formed on April 28, 2014 as a limited partnership under the laws of the Republic of the Marshall Islands (the “Marshall Islands”) in connection with the Partnership’s proposed initial public offering of its common units (the “IPO”). The Partnership’s unaudited pro forma combined balance sheet as of March 31, 2014 has been prepared based on the combined carve-out balance sheet of the predecessor to Höegh LNG Partners LP (the “Predecessor”) as of March 31, 2014, which has been carved out of the consolidated financial statements of Höegh LNG Holdings Ltd. (“Höegh LNG”). The Predecessor had interests in certain floating storage and regasification units (“FSRUs”) and a newbuilding FSRU and mooring. The Partnership’s unaudited pro forma combined balance sheet assumes that the IPO and related transactions occurred on March 31, 2014.

The unaudited pro forma combined balance sheet as of March 31, 2014 assumes the following transactions occurred on such date:

•	the acquisition by the Partnership of Hoegh LNG Lampung Pte Ltd. and the 50% interest in each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. (the “Joint Ventures”), currently owned by Höegh LNG;

•

the acquisition by the Partnership of (i) $             million in aggregate principal amount of shareholder loans made by Hoegh LNG to the Joint Ventures and (ii) the receivable for the $40 million promissory note due to Hoegh LNG related to Höegh Lampung;

•

the issuance by the Partnership to Höegh LNG of              common units and              subordinated units, representing an aggregate     % limited partner interest in the Partnership, and all of the Partnership’s incentive distribution rights;

•	the issuance by the Partnership to Höegh LNG GP LLC of a non-economic general partner interest in the Partnership;

•	the issuance and sale by the Partnership to the public of common units, representing a % limited partner interest in the Partnership;

•	the payment of approximately $ million in offering fees and expenses from the IPO proceeds;

•	the making of a loan of up to $140 million to Höegh LNG with the net proceeds of the IPO, in exchange for a note bearing interest at a rate of 5.88% per annum;

•	the distribution of $ million to Hoegh LNG from the IPO proceeds; and

•	the entry into a new $85 million sponsor credit facility with Höegh LNG.

The historical combined carve-out balance sheet has been adjusted to give effect to pro forma items that are: (1) directly attributable to the IPO and the related transactions, (2) expected to have a continuing impact on the Partnership and (3) factually supportable. The unaudited pro forma combined balance sheet and accompanying notes have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), and should be read together with the Predecessor’s historical combined carve-out financial statements and related notes included elsewhere in this prospectus.

HÖEGH LNG PARTNERS LP

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

(in thousands of U.S. Dollars)

	As of March 31, 2014
	Höegh LNG Partners LP Predecessor	Adjustments	Höegh LNG Partners LP Pro Forma
ASSETS
Current assets
Cash and cash equivalents	$4,957	$	$
Unbilled construction contract income	83,601
Advances to joint ventures	6,983
Deferred debt issuance cost	4,003
Current deferred tax asset	635
Prepaid expenses and other receivables	750

Total current assets	100,929

Total long-term assets
Restricted cash	—
Newbuildings	126,165
Other equipment, net	78
Advances to joint ventures	15,961
Deferred debt issuance cost	14,630
Deferred charges	3,861
Long-term deferred tax asset	231

Long-term assets	160,926

Total assets	$261,855	$	$

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$41,631	$	$
Trade payables	19
Amounts due to owners and affiliates	7,446
Loans and promissory notes due to owners and affiliates	45,132
Value added and withholding tax liability	2,028
Derivative financial instruments	2,865
Accrued liabilities and other payables	11,565

Total current liabilities	110,686

Long-term liabilities
Accumulated losses of joint ventures	55,971
Long-term debt	54,369
Derivative financial instruments	601
Prepaid and deferred revenue	895

Total long-term liabilities	111,836

Total liabilities	222,522

EQUITY
Owner’s equity	39,333

Total equity	39,333

Total liabilities and equity	$261,855	$	$

See accompanying notes to the unaudited pro forma combined balance sheet.

1. Basis of Presentation

The unaudited pro forma combined balance sheet as of March 31, 2014 assumes the following transactions occurred on such date:

•	the acquisition by the Partnership of Hoegh LNG Lampung Pte Ltd. and the 50% interest in each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., currently owned by Höegh LNG;

•

the acquisition by the Partnership of (i) $         million in aggregate principal amount of shareholder loans made by Hoegh LNG to the Joint Ventures and (ii) the receivable for the $40 million promissory note due to Hoegh LNG related to Höegh Lampung;

•

the issuance by the Partnership to Höegh LNG of              common units and              subordinated units, representing an aggregate     % limited partner interest in the Partnership, and all of the Partnership’s incentive distribution rights;

•	the issuance by the Partnership to Höegh LNG GP LLC of a non-economic general partner interest in the Partnership;

•	the issuance and sale by the Partnership to the public of common units, representing a % limited partner interest in the Partnership;

•	the payment of approximately $ million in offering fees and expenses from the IPO proceeds;

•	the making of a loan of up to $140 million to Höegh LNG with the net proceeds of the IPO, in exchange for a note bearing interest at a rate of 5.88% per annum;

•	the distribution of $ million to Hoegh LNG from the IPO proceeds; and

•	the entry into a new $85 million revolving credit facility with Höegh LNG.

The effect on the unaudited pro forma combined balance sheet of certain of the transactions described above is more fully described in note 3. The unaudited pro forma combined balance sheet includes the net assets of the Predecessor.

No working capital adjustments have been reflected in this pro forma combined balance sheet.

The unaudited pro forma combined financial information was derived by adjusting the historical unaudited combined carve-out financial statements of the Predecessor. The adjustments reflected in the unaudited pro forma combined balance sheet are based on currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the IPO and the related transactions, and that the pro forma adjustments in the unaudited pro forma combined balance sheet give appropriate effect to the assumptions.

The unaudited pro forma combined balance sheet does not purport to represent the Partnership’s financial position had the IPO and related transactions actually been completed on the date indicated. In addition, it does not project the Partnership’s financial position for any future date or period. The unaudited pro forma combined balance sheet and accompanying notes have been prepared in accordance with U.S. GAAP, and should be read together with the Predecessor’s historical combined carve-out financial statements and related notes included elsewhere in this prospectus.

In the opinion of management, this unaudited pro forma combined balance sheet contains all the adjustments necessary for a fair presentation.

2. Summary of Significant Accounting Policies

The accounting policies followed in preparing the unaudited pro forma combined balance sheet are those used by the Predecessor as set forth in the Predecessor’s historical combined carve-out financial statements contained elsewhere in this prospectus.

3. Pro Forma Adjustments and Assumptions

(a)	Formation and Initial Public Offering of Höegh LNG Partners LP

•	the acquisition by the Partnership of Hoegh LNG Lampung Pte Ltd. and the 50% interest in each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., currently owned by Höegh LNG;

•

the acquisition by the Partnership of (i) $         million in aggregate principal amount of shareholder loans made by Hoegh LNG to the Joint Ventures and (ii) the receivable for the $40 million promissory note due to Hoegh LNG related to Höegh Lampung;

•

the issuance by the Partnership to Höegh LNG of              common units and              subordinated units, representing an aggregate     % limited partner interest in the Partnership, and all of the Partnership’s incentive distribution rights;

•	the issuance by the Partnership to Höegh LNG GP LLC of a non-economic general partner interest in the Partnership;

•	the issuance and sale by the Partnership to the public of common units, representing a % limited partner interest in the Partnership;

•	the payment of approximately $ million in offering fees and expenses from the IPO proceeds;

•	the distribution of $ million to Hoegh LNG from the IPO proceeds; and

•	the making of a loan of up to $140 million to Höegh LNG with the net proceeds of the IPO, in exchange for a note bearing interest at a rate of 5.88% per annum.

(b)	Financing

•	the entry into a new $85 million revolving credit facility with Höegh LNG.

4. Commitments and Contingencies

Commitments and contingencies are set out in the Predecessor’s historical combined carve-out financial statements contained elsewhere in this prospectus.

Report of Independent Registered Public Accounting Firm

The Board of Directors of Höegh LNG Holdings Ltd

We have audited the accompanying combined carve-out balance sheets of Höegh LNG Partners LP Predecessor as of December 31, 2013 and 2012, as described in Note 1, and the related combined carve-out statements of income, comprehensive income, changes in owner’s equity, and cash flows for each of the two years in the period ended December 31, 2013. These combined carve-out financial statements are the responsibility of the Höegh LNG Holdings Ltd.’s management. Our responsibility is to express an opinion on these combined carve-out financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined carve-out financial position of Höegh LNG Partners LP Predecessor at December 31, 2013 and 2012, and the combined carve-out results of its operations and its cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young AS

Oslo, Norway

April 1, 2014

HÖEGH LNG PARTNERS LP PREDECESSOR

COMBINED CARVE-OUT STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of U.S. dollars)

	Notes	2013	2012
REVENUES
Construction contract revenues	4	$50,362	$5,512
Other revenue		511	—

Total revenues	3,5	50,873	5,512

OPERATING EXPENSES
Construction contract expenses	4,15	(43,272)	(5,512)
Administrative expenses	15	(8,043)	(3,185)
Depreciation and amortization		(8)	—

Total operating expenses		(51,323)	(8,697)

Equity in earnings of joint ventures	3,14	40,228	5,007

Operating income	3	39,778	1,822

FINANCIAL INCOME (EXPENSES), NET
Interest income	15	2,122	2,481
Interest expense	15	(352)	(114)
Other items, net		(1,021)	(1)

Total financial income, net	6	749	2,366

Income before tax		40,527	4,188

Income tax expense	7	—	—

Net income	3	$40,527	$4,188

The accompanying notes are an integral part of the combined carve-out financial statements.

HÖEGH LNG PARTNERS LP PREDECESSOR

COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of U.S. dollars)

	2013	2012
Net income	$40,527	$4,188
Other comprehensive income	—	—

Comprehensive income	$40,527	$4,188

The accompanying notes are an integral part of the combined carve-out financial statements.

HÖEGH LNG PARTNERS LP PREDECESSOR

COMBINED CARVE-OUT BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2012

(in thousands of U.S. dollars)

	Notes	2013	2012
ASSETS
Current assets
Cash and cash equivalents	16	$108	$100
Unbilled construction contract income	8	54,473	—
Advances to joint ventures	11,16	7,112	6,675
Deferred debt issuance cost	9	2,725	379
Prepaid expenses and other receivables		705	—

Total current assets		65,123	7,154

Long-term assets
Restricted cash	16,18	10,700	10,700
Newbuildings	3,10,15	122,517	86,067
Other equipment	10	85	—
Advances to joint ventures	11,16	17,398	21,996
Unbilled construction contract income	8	—	4,111
Deferred debt issuance cost	9	6,931	1,106
Deferred charges		3,912	3,991
Long-term deferred tax asset	7	64	—

Total long-term assets		161,607	127,971

Total assets	3	$226,730	$135,125

LIABILITIES AND EQUITY
Current liabilities
Trade payables		$—	$212
Amounts due to owners and affiliates	12,16	15,207	—
Loans and promissory notes due to owners and affiliates	12,16	193,430	91,585
Value added and withholding tax liability		2,987	—
Current deferred tax liability	7	64	—
Accrued liabilities and other payables	13	7,843	1,095

Total current liabilities		219,531	92,892

Long-term liabilities
Accumulated losses of joint ventures	3, 14	54,300	94,528
Prepaid and deferred revenue		934	934

Total long-term liabilities		55,234	95,462

Total liabilities		274,765	188,354

EQUITY
Owner’s equity		(48,035)	(53,229)

Total equity		(48,035)	(53,229)

Total liabilities and equity		$226,730	$135,125

The accompanying notes are an integral part of the combined carve-out financial statements.

HÖEGH LNG PARTNERS LP PREDECESSOR

COMBINED CARVE-OUT STATEMENTS OF CHANGES IN OWNER’S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of U.S. dollars)

	Owner’s Equity	Accumulated Other Comprehensive Income	Total Owner’s Equity
Balance as of December 31, 2011	$(65,196)	—	$(65,196)
Net income	4,188	—	4,188
Other comprehensive income	—	—	—
Contributions from owner, net	7,779	—	7,779

Balance as of December 31, 2012	(53,229)	—	(53,229)
Net income	40,527	—	40,527
Other comprehensive income	—	—	—
Distributions to owner, net	(35,333)	—	(35,333)

Balance as of December 31, 2013	$(48,035)	—	$(48,035)

The accompanying notes are an integral part of the combined carve-out financial statements.

HÖEGH LNG PARTNERS LP PREDECESSOR

COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of U.S. dollars)

	2013	2012
OPERATING ACTIVITIES
Net income	$40,527	$4,188
Adjustments to reconcile net income to net cash provided by operating activities:
Cash received and recorded as deferred revenue	—	934
Depreciation and amortization	8	—
Equity in earnings of joint ventures	(40,228)	(5,007)
Accrued interest income on advances to joint ventures	(1,381)	(1,619)
Amortization of deferred debt issuance cost	379	379
Accrued interest expense on loans to owners	352	114
Other adjustments	(38)	(2,187)
Working capital:
Trade receivables	(58)	—
Unbilled construction contract income	(50,362)	(4,111)
Prepaid expenses and other receivables	(530)	—
Trade payables	(212)	143
Value added and withholding tax liability	2,987	—
Accrued liabilities and other payables	6,473	(469)

Net cash used by operating activities	(42,083)	(7,635)

INVESTING ACTIVITIES
Expenditure for newbuildings and other equipment	(36,268)	(57,768)
Receipts from repayment of principal of advances to joint ventures	5,542	6,009
Increase in restricted cash	—	(9,950)

Net cash used in investing activities	(30,726)	(61,709)

FINANCING ACTIVITIES
Proceeds from amounts due to owners and affiliates	15,207	—
Proceeds from loans and promissory notes due to owners and affiliates	101,493	61,664
Payment of debt issuance cost	(8,550)	—
Contributions from (distributions to) owner	(35,333)	7,780

Net cash provided by financing activities	72,817	69,444

Increase in cash and cash equivalents	8	100
Cash and cash equivalents, beginning of year	100	—

Cash and cash equivalents, end of year	$108	$100

The accompanying notes are an integral part of the combined carve-out financial statements.

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

1. Description of business

Höegh LNG Partners LP (the “Partnership”) will be formed under the laws of the Marshall Islands as an indirect 100% owned subsidiary of Höegh LNG Holdings Ltd. (“Höegh LNG”) for the purpose of acquiring Höegh LNG’s interests in Hoegh LNG Lampung Pte. Ltd., PT Hoegh LNG Lampung (the owner of the newbuilding, the PGN FSRU Lampung, and the Tower Yoke Mooring System), SRV Joint Gas Ltd. (the owner of the GDF Suez Neptune), and SRV Joint Gas Two Ltd. (the owner of the GDF Suez Cape Ann) in connection with the Partnership’s initial public offering of its common units (the “IPO”). The transfer of the interests will be recorded at Höegh LNG’s consolidated book values. Hoegh LNG Lampung Pte. Ltd. and PT Hoegh LNG Lampung (the “subsidiaries”) and interests in SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. (the “joint ventures”) as reflected in the table below are, collectively, referred to as “Höegh LNG Partners” or the “Company” and are presented in these combined carve-out financial statements as the predecessor. The PGN FSRU Lampung, the GDF Suez Neptune and the GDF Suez Cape Ann are floating storage regasification units (“FSRUs”) and, collectively, referred to in these combined carve-out financial statements as the vessels or the “FSRUs.” The Tower Yoke Mooring System (the “Mooring”) is an offshore installation that will be used to moor the PGN FSRU Lampung to offload the gas into an offshore pipe that will transport the gas to a land terminal. PT Hoegh LNG Lampung and the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are collectively referred to as the “FSRU-owning entities.”

The GDF Suez Neptune and the GDF Suez Cape Ann operate under long-term time charters with expiration dates in 2029 and 2030, respectively, and, in each case, with an option to extend for up to two additional periods of five years each. The newbuilding, the PGN FSRU Lampung, will operate under a long term time charter when the FSRU is delivered with an expiration date in 2034 (with an option to extend for up to two additional periods of five years each) and will use the Mooring that is being constructed and installed for the charterer and is being sold to PT PGN LNG, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”).

Höegh LNG Fleet Management AS, a subsidiary of Höegh LNG, provided commercial and technical operations of the GDF Suez Neptune and the GDF Suez Cape Ann and building supervision of the PGN FSRU Lampung for the years ended December 31, 2013 and 2012.

The following table lists the entities included in these combined carve-out financial statements and their purpose as of December 31, 2013.

Name(1)	Jurisdiction of Incorporation	Purpose

Hoegh LNG Lampung Pte. Ltd. (100% ownership)	Singapore	Owns 49% of PT Hoegh LNG Lampung

PT Hoegh LNG Lampung (49% ownership)(2)	Indonesia	Owns PGN FSRU Lampung

SRV Joint Gas Ltd. (50% ownership)(3)	Cayman Islands	Owns GDF Suez Neptune

SRV Joint Gas Two Ltd. (50% ownership)(3)	Cayman Islands	Owns GDF Suez Cape Ann

(1)	Ownership, as shown in the table above, of these companies will be transfered to the Company prior to the closing of the IPO.
(2)	PT Hoegh LNG Lampung is a variable interest entity which is controlled by Hoegh LNG Lampung Pte. Ltd. and is, therefore, 100% consolidated in the combined carve-out financial statements.
(3)	The remaining 50% interest in each joint venture is owned by Mitsui O.S.K. lines, Ltd. and Tokyo LNG Tanker Co.

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

2. Significant accounting policies

a. Basis of presentation

The combined carve-out financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”). All inter-company balances and transactions are eliminated.

The combined carve-out financial statements include the financial statements of Hoegh LNG Lampung Pte. Ltd. and PT Hoegh LNG Lampung since the dates of their inception. Hoegh LNG Lampung Pte. Ltd. and PT Hoegh LNG Lampung were incorporated on May 31, 2013 and December 10, 2012, respectively. For periods prior to the transfer of the PGN FSRU Lampung and the Mooring under construction to PT Hoegh LNG Lampung, the PGN FSRU Lampung, the Mooring and their related assets, liabilities, expenses and cash flows are included in the combined carve-out financial statements. In addition, the combined carve-out financial statements include the 50% joint venture interest in SRV Joint Gas Ltd. and 50% joint venture interest in SRV Joint Gas Two Ltd. using the equity method of accounting.

It has been determined that PT Hoegh LNG Lampung, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. are variable interest entities. A variable interest entity (“VIE”) is defined by US GAAP as a legal entity where either (a) the voting rights of some investors are not proportional to their rights to receive the expected residual returns of the entity, their obligations to absorb the expected losses of the entity, or both, and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards. The guidance requires a VIE to be consolidated if any of its interest holders are entitled to a majority of the entity’s residual returns or are exposed to a majority of its expected losses.

Based upon the criteria set forth in US GAAP, the Company has determined that PT Hoegh LNG Lampung is a VIE, as the equity holders, through their equity investments, may not participate fully in the entity’s expected residual returns and substantially all of the entity’s activities either involve, or are conducted on behalf of, the Company. The Company is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of PT Hoegh LNG Lampung are included in the combined carve-out financial statements. Under Indonesian law, dividends may only be paid if the retained earnings are positive.

In addition, the Company has determined that the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are VIEs since each entity did not have a sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support at the time of its initial investment. The entities have been financed with third party debt and subordinated shareholders loans. The Company is not the primary beneficiary, as the Company cannot make key operating decisions considered to be most significant to the VIEs, but has joint control with the other equity holders. Therefore, the joint ventures are accounted for under the equity method of accounting as the Company has significant influence. The Company’s carrying value is recorded in advances to joint ventures and accumulated losses of joint ventures in the combined carve-out balance sheets. For SRV Joint Gas Ltd., the Company had a receivable for the advances of $12.6 million and $14.7 million, respectively, and the Company’s accumulated losses or its share of net liabilities were $26.0 million and $45.7 million, respectively, as of December 31, 2013 and 2012. The Company’s carrying value for SRV Joint Gas Two Ltd., consists of a receivable for the advances of $11.9 million and $14.0 million, respectively, and the Company’s accumulated losses or its share of net liabilities of $28.3 million and

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

$48.8 million, respectively, as of December 31, 2013 and 2012. The major reason that the Company’s accumulated losses in the joint ventures are net liabilities is due to the fair value adjustments for the interest rate swaps recorded as liabilities on the combined balance sheets of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. The maximum exposure to loss is the carrying value of the receivables, which is subordinated to the joint ventures’ long-term banks debt, the investments in the joint ventures (accumulate losses), as the shares are pledged as security for the joint ventures’ long-term bank debt and the Company’s commitment under long-term bank loan agreements to fund its share of drydocking costs and remarketing efforts in the event of an early termination of the charters. Dividend distributions require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans; c) and under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution.

b. Carve-out principles

For the years ended December 31, 2013 and 2012, the combined carve-out financial statements presented herein have been carved out of the consolidated financial statements of Höegh LNG and adjusted to be in accordance with US GAAP.

These combined carve-out financial statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to Hoegh LNG Lampung Pte. Ltd. and PT Hoegh LNG Lampung. In addition, the investment in 50% of the joint ventures, the related advances to joint ventures and interest income on the advances are included in the combined carve-out financial statements.

Prior to October 1, 2013, the investment in the PGN FSRU Lampung and the Mooring were not included in a single purpose entity or accounted for as a discrete unit, but held by a subsidiary of Höegh LNG. From October 1, 2013, the PGN FSRU Lampung, the Mooring and all associated contracts are included in PT Hoegh Lampung Pte. Ltd.

Höegh LNG’s accounting system tracks capital expenditures and expenses by project code, including the capitalized cost of newbuilding and projects under construction, administration costs for those working on such projects through Höegh LNG’s time-write system, commitment fees and deferred debt issuance cost for related financing and certain deferred charges related to contracts. Höegh LNG’s time-write system records project team and administration staff hours worked on specific vessels or by project code for purposes on recording associated staff costs and overhead. Accordingly, for periods prior to October 1, 2013, the capitalized cost of the newbuilding, construction contract revenues related to the Mooring, associated costs and related balances have been specifically identified based on project codes for purpose of preparing the combined carve-out financial statements.

Cash, working capital items, amounts due to owners and affiliates and equity balances are not tracked by project code. Cash and restricted cash were not allocated to the carve-out financial statements unless specific accounts were identified specifically related to the project. Working capital items and accruals were reviewed at the transaction level to identify those specifically related to the newbuilding, the Mooring or the associated contracts. The share of loans due to owners and affiliates related to the financing of the construction in progress and the related interest expense have been allocated to the combined carve-out financial statements.

In addition, there are administrative expenses of Höegh LNG that cannot be attributed to a specific vessel or project directly. The administrative expenses include undistributed corporate and segment management and administrative staffs salary expenses and benefits, and general and administrative expenses. These administrative expenses have been allocated to the combined carve-out financial statements based on the number of vessels, newbuildings and business development projects in Höegh LNG’s fleet, joint ventures and operations.

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Related parties have provided the commercial and technical services for the FSRUs, including supervision of newbuilding, and employ the crews that work on the FSRUs. Accordingly, the Company is not liable for any pension or post retirement benefits, since it has had no direct employees for the years ended December 31, 2013 and 2012.

Income tax expense has been allocated to the Company on a separate returns basis.

Management has deemed the allocations reasonable to present the financial position, results of operations, and cash flows of the Company on a stand-alone basis. However, the financial position, results of operations and cash flows of the Company may differ from those that would have been achieved had the Company operated autonomously for all years presented as the Company would have had additional administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a listed public entity. Management has estimated these additional administrative expenses to be $3 million for each of the years ended December 31, 2013 and 2012. However, certain allocated expenses included the combined carve-out financial statements for the years ended December 31, 2013 and 2012 will not be included in the financial statements after the closing of the IPO. Accordingly, the combined carve-out financial statements do not purport to be indicative of the future financial position, results of operations or cash flows of the Partnership.

c. Significant accounting policies

Foreign currencies

The reporting currency in the combined carve-out financial statements is the U.S. dollar, which is the functional currency of the FSRU-owning entities. All revenues are received in U.S. dollars and a majority of the Company’s expenditures for investments and all of the long-term debt are denominated in U.S. dollars. Transactions denominated in other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. Monetary assets and liabilities that are denominated in currencies other than the U.S. dollar are translated in effect at the exchange rates at the balance sheet date. Resulting gains or losses are reflected in the accompanying combined carve-out statements of income.

Time charter revenues and related expenses

Time charter revenues:

Revenue arrangements may include the right to use FSRUs for a stated period of time that meet the criteria for lease accounting, in addition to providing a time charter service element. Time charter revenues consist of charter hire payments under time charters, fees for providing time charter services, fees for reimbursement for actual vessel operating expenses and drydocking costs borne by the charterer on a pass through basis, as well as fees for the reimbursement of certain vessel modifications or other costs borne by the charterer.

The lease element of time charters accounted for as operating leases and any upfront payments for amounts reimbursed by the charterer are recognized on a straight line basis over the term of the charter.

The lease element of time charters that are accounted for as direct financing leases is recognized over the lease term using the effective interest rate method and is included in time charter revenues. Direct financing leases are reflected on the balance sheets as net investments in direct financing leases. The time charter for the PGN FSRU Lampung will be accounted for as a financial lease.

Revenues for the lease element of time charters are not recognized for days that the FSRUs are off hire.

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Fees for providing time charter services and reimbursements for actual vessel operating expenses are recognized as revenues as services are performed. Revenues for the time charter services element are not recognized for days that the FSRUs are offhire.

Upfront payments of fees for reimbursement of drydocking costs are recognized on a straight line basis over the period to the next drydocking.

Related expenses:

Voyage expenses include bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees. Voyage expenses are all expenses unique to a particular voyage and when a vessel is on hire under time charters are the responsibility of, and paid directly by the charterers and not included in the income statement. When the vessel is offhire, voyage expenses, principally fuel, may also be incurred and are paid by the FSRU-owning entity.

Vessel operating expenses, reflected in expenses in the income statement, include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and management fees. When the vessel is on hire, vessel operating expenses are invoiced as fees to the charterer. When the vessel is offhire, vessel operating expenses are not invoiced to the charterer.

Voyage expenses, if applicable, and vessel operating expenses are expensed when incurred.

Construction revenues and related expenses

For fixed price construction contracts, when the outcome can be estimated reliably, construction contract revenues are recognized based on the percentage of completion method using the ratio of costs incurred to estimated total costs multiplied by the total estimated contract revenue. Revenue from change orders, if any, is not recognized until agreed in writing by the owner. As the percentage of completion method relies on the substantial use of estimates, estimates may be revised throughout the life of a construction contract. The construction cost incurred and estimates to complete on construction contracts are reviewed, at a minimum, on a quarterly basis, as well as when information becomes available that would necessitate a review of the current estimate. Adjustments to estimates for a contract’s estimated costs at completion and estimated profit or loss often are required as experience is gained, and as more information is obtained, even though the scope of work required under the contract may not change. The impact of such changes to estimates is made on a cumulative basis in the period when such information has become known. Expected losses on contracts are fully recognized as soon as they are identified.

Construction contract expenses include direct costs on contracts, including project management, labor and materials, amounts payable to subcontractors and capitalized interest.

Insurance claims

Insurance claims for property damage are recorded, net of any deductible amounts, for recoveries up to the amount of loss recognized when the claims submitted to insurance carriers are probable of recovery. Claims for property damage in excess of the loss recognized and for loss off hire are considered gain contingencies, which are recognized when the proceeds are received.

Income taxes

Income taxes are based on a separate return basis. Income taxes are accounted for using the liability method.

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the tax and the book bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. If the more-likely-than-not recognition criterion is met, a tax position is measured based on the cumulative amount that is more-likely-than-not of being sustained upon examination by tax authorities to determine the amount of benefit to be recognized in the combined carve-out financial statements. Interest and penalties related to uncertain tax positions is recognized in income tax expense in the combined carve-out statement of income.

Cash and cash equivalents

Cash, banks deposits, time deposits and highly liquid investments with original maturities of three months or less are recognized as cash and cash equivalents.

Restricted cash

Restricted cash includes balances deposited with a bank as collateral for a letter of credit related to potential delayed liquidating damages to PGN. Restricted cash is classified as long-term when the settlement or collateral period is more than 12 months from the balance sheet date.

Trade receivables and allowance for doubtful accounts

Trade receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in existing accounts receivable based on historical write-off experience and customer economic data. Account balances are charged off against the allowance when management believes that the receivable will not be recovered.

Unbilled construction contract income

Unbilled construction contract income includes accrued revenue on construction contracts.

Deferred debt issuance costs

Debt issuance costs, including arrangement fees and legal expenses, are deferred and presented as deferred debt issuance cost in the combined carve-out balance sheet and amortized on an effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included as a component of interest expense. If a loan is repaid early, any unamortized portion of the deferred debt issuance costs is recognized as interest expense in the period in which the loan is repaid.

Deferred charges

Deferred charges consist primarily of contract origination costs related directly to the negotiation and consummation of the time charter and will be amortized over the term of the time charter.

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Investments in (accumulated losses) and advances to joint ventures

Investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for the Company’s proportionate share of earnings or losses and dividend distributions. For the years ended December 31, 2013 and 2012, the Company had an accumulated share of losses and the balance is classified on the combined carve-out financial statements as a liability on the accumulated losses of joint ventures.

Advances to joint ventures represent loan receivables due from the joint venture and are recorded at cost.

Investments in joint ventures are evaluated for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the combined carve-out statement of income.

Loan receivables are impaired when, based on current information and events, it is probable that the full amount of the receivable will not be collected. The amount of the impairment is measured as the difference between the present value of expected future cash flows discounted at the loan’s effective interest rate and the carrying amount. The resulting impairment amount is recognized in earnings.

Vessels

All costs incurred during the construction of newbuildings, including interest and supervision and technical costs, are capitalized. Vessels are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 35 years for the FSRUs.

Modifications to the vessels, including the addition of new equipment, which improves or increases the operational efficiency, functionality or safety of the vessels are capitalized. These expenditures are amortized over the estimated useful life of the modification.

Expenditures covering recurring routine repairs and maintenance are expensed as incurred.

Drydocking expenditures are capitalized when incurred and amortized over the period until the next anticipated drydocking. For vessels that are newly built, the “built-in overhaul” method of accounting is applied. Under the built-in overhaul method, costs of the newbuilding are segregated into costs that should be depreciated over the useful life of the vessel and costs that require drydocking at periodic intervals, generally five years. The drydocking component is amortized until the date of the first drydocking following the delivery, upon which the actual drydocking cost is capitalized and the process is repeated. Costs of drydocking incurred to meet regulatory requirements or improve the vessel’s operating efficiency, functionality or safety are capitalized. Costs incurred related to routine repairs and maintenance performed during dry docking is expensed.

Impairment of long-lived assets

Vessels are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. When such events or changes in circumstances are present, the recoverability of vessels are assessed by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the vessel’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. An impairment loss is recognized based on the excess of the carrying amount over the fair value of the vessel.

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Derivative instruments

Derivatives may be utilized in the future to reduce market risks associated with operations. Interest rate swaps may be used for the management of interest rate risk exposure. The interest rate swaps have the effect of converting a portion of the outstanding debt from a floating to a fixed rate over the life of the transactions. As of December 31, 2013 and 2012, no derivative instruments were utilized.

All derivative instruments are initially recorded at fair value as either assets or liabilities in the combined carve-out sheet and are subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the contract qualifies for hedge accounting.

For derivative financial instruments that are not designated or that do not qualify for hedge accounting, the changes in the fair value of the derivative financial instruments are recognized in earnings. In order to designate a derivative as a cash flow hedge, formal documentation of the relationship between the derivative and the hedged item is required. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge.

For derivative financial instruments qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in total equity. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item in the combined carve-out statement of income. If a cash flow hedge is terminated and the originally hedged item is still considered possible of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item (e.g. interest expense) in the combined carve-out statement of income. If the hedged items are no longer possible of occurring, amounts recognized in total equity are immediately transferred to the earnings item in the combined carve-out statement of income.

Prepaid and deferred revenue

Prepaid revenue includes prepayments of fees for charter hire, vessel operating expenses or other future services. Deferred revenues include payments from charterers for certain vessel modifications which is amortized over the charter.

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates subject to such estimates and assumptions include revenue recognition, the useful lives of vessels, drydocking and the percentage of completion related to the Mooring.

Recent accounting pronouncements

There are no recent accounting pronouncements, whose adoption would have a material impact on the combined financial statements in the current year or that are expected to have a material impact on the combined carve-out financial statements in future years.

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

3. Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization and interest income from advances to joint ventures are included in “Other.”

As of December 31, 2013 and 2012, Majority held FSRUs includes a newbuilding, the PGN FSRU Lampung, and construction contract revenues and expenses of the Mooring under construction. Upon completion, the PGN FSRU Lampung has a long-term time charter with PGN. The Mooring is being constructed on behalf of, and is being sold to, PGN using the percentage of completion method of accounting.

As of December 31, 2013 and 2012, Joint venture FSRUs include two 50% owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer, GDF Suez Global LNG Supply SA.

The accounting policies applied to the segments are the same as those applied in the combined carve-out financial statements, except that Joint venture FSRUs are presented under the proportional consolidation method for the segment note and under equity accounting for the combined carve-out financial statements. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

In time charters, the charterer, not the Company, controls the choice of locations or routes the FSRUs serve. Accordingly, the presentation of information by geographical region is not meaningful. The following tables include the results for the segments for the years ended December 31, 2013 and 2012.

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Year ended December 31, 2013
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Elimin- ations	Combined carve-out reporting
Time charter revenues	$—	41,110	—	41,110	(41,110)	$—
Construction contract revenues	50,362	—	—	50,362	—	50,362
Other revenues	511	—	—	511	—	511

Total revenues	50,873	41,110	—	91,983		50,873

Operating expenses	(4,490)	(8,763)	(3,553)	(16,806)	8,763	(8,043)
Construction contract expenses	(43,272)	—	—	(43,272)	—	(43,272)
Equity in earnings of joint ventures	—	—	—	—	40,228	40,228

Segment EBITDA	3,111	32,347	(3,553)	31,905

Depreciation and amortization	(8)	(9,053)	—	(9,061)	9,053	(8)

Operating income	3,103	23,294	(3,553)	22,844		39,778

Gain on derivative instruments	—	35,038	—	35,038	(35,038)	—
Other financial income (expense), net	(1,373)	(18,104)	2,122	(17,355)	18,104	749

Net income (loss)	$1,730	40,228	(1,431)	40,527	—	$40,527

Newbuildings	$122,517	—	—	122,517	—	$122,517
Vessels, net of accumulated depreciation	—	286,460	—	286,460	(286,460)	—
Advances to joint ventures	—	—	24,510	24,510	—	24,510
Total assets	202,220	307,335	24,510	534,065	(307,335)	226,730
Accumulated losses of joint ventures	—	—	50	50	(54,350)	(54,300)
Expenditures for newbuildings, vessels & equipment	36,450	522	—	36,972	(522)	36,450
Expenditures for drydocking	—	—	—	—	—	—

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Year ended December 31, 2012
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Elimin- ations	Combined carve-out reporting
Time charter revenues	$—	41,076	—	41,076	(41,076)	—
Construction contract revenues	5,512	—	—	5,512	—	5,512
Other revenues	—	—	—	—	—	—

Total revenues	5,512	41,076	—	46,588		5,512

Operating expenses	(2,372)	(8,652)	(813)	(11,837)	8,652	(3,185)
Construction contract expenses	(5,512)	—	—	(5,512)	—	(5,512)
Equity in earnings of joint ventures	—	—	—	—	5,007	5,007

Segment EBITDA	(2,372)	32,424	(813)	29,239

Depreciation and amortization	—	(9,060)	—	(9,060)	9,060	—

Operating income	(2,372)	23,364	(813)	20,179		1,822

Gain on derivative instruments	—	693	—	693	(693)	—
Other financial income (expense), net	(115)	(19,050)	2,481	(16,684)	19,050	$2,366

Net income (loss)	$(2,487)	5,007	1,668	4,188	—	4,188

Newbuildings	$86,067	—	—	86,067	—	$86,067
Vessels, net of accumulated depreciation	—	294,993	—	294,993	(294,993)	—
Advances to joint ventures	—	—	28,671	28,671	—	28,671
Total assets	106,454	315,566	28,671	450,691	(315,566)	135,125
Accumulated losses of joint ventures	—	—	50	50	(94,578)	(94,528)
Expenditures for newbuildings, vessels & equipment	58,138	1,435	—	59,573	(1,435)	58,138
Expenditures for drydocking	—	722	—	722	(722)	—

In the years ended December 31, 2013 and 2012, the percentage of combined carve-out total revenues from the following customers accounted for over 10% of the combined carve-out total revenues:

	Years ended December 31,
	2013	2012
PGN	100%	100%

4. Construction contract revenues

	Years ended December 31,
(in thousands of U.S. dollars)	2013	2012
Construction contract revenue	$50,362	$5,512
Construction contract expenses	(43,272)	(5,512)

Recognized contract margin	$7,090	$—

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

As of December 31, 2013 and 2012, the Mooring project is estimated to be 53% and 6% completed, respectively. In the initial stages of the contract, the Company’s policy is to record revenue in an amount equal to the cost incurred until sufficient information is available to estimate profit on the project with a reasonable level of certainty. As a result, no contract margin was recognized for the year ended December 31, 2012. Also see note 8.

5. Time charter revenues

As at December 31, 2013, the minimum contractual future revenues to be received under the time charters as of December 31, 2013, during the next five years and thereafter are as follows:

(in thousands of U.S. dollars)	Total
2014	$23,320
2015	39,930
2016	39,930
2017	39,930
2018	39,930
Thereafter	615,560

Total	$798,600

The long-term time charter for the PGN FSRU Lampung with PGN has an initial term of 20 years. The scheduled arrival date under the contract is June 1, 2014 and the contract expires in 2034. The lease element of the time charter will be accounted for as a financial lease. The minimum contractual future revenues include the fixed payments for the lease and services elements for the initial term but exclude the variable fees from the charterer for vessel operating and drydocking costs. The charterer has an option to purchase the PGN FSRU Lampung, which can be exercised after the third anniversary of the commencement of the charter until the twentieth anniversary, at stated prices in the time charter. The minimum contractual future revenues do not include the option price. The time charter also provides options for the charterer to extend the lease term for two five year periods. Unexercised option periods are excluded from the minimum contractual future revenues.

6. Financial income (expenses)

	Years ended
	December 31,
(in thousands of U.S. dollars)	2013	2012
Interest income	$2,122	$2,481

Interest expense:
Interest expense	(6,110)	(3,769)
Commitment fees	(2,162)	(1,729)
Amortization of deferred debt issuance cost	(379)	(379)
Capitalized interest	8,299	5,763

Total interest expense	(352)	(114)

Other items, net:
Foreign exchange gain (loss)	85	—
Withholding tax on interest payments and other	(1,106)	(1)

Total other items, net	(1,021)	(1)

Total financial income, net	$749	$2,366

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Interest income for the years ended December 31, 2013 and 2012 consists of interest income on the advances to the joint ventures. Interest expense for the years ended December 31, 2013 and 2012 was on loans and promissory notes due to owners and affiliates. See note 14.

7. Income tax

The components of income tax expense are as follows:

	Years ended
	December 31,
(in thousands of U.S. dollars)	2013	2012
Total current tax (benefit) expense	$—	$—

Deferred tax (benefit) expense
Deferred tax benefit for change in temporary difference	13	—
Change in valuation allowance	(13)	—

Total deferred tax (benefit) expense	—	—

Total income tax (benefit) expense	$—	$—

The reconciliation of the income before tax at the statutory rate in the Marshall Islands to the actual income tax expense for each year is as follows:

	Years ended
	December 31,
(in thousands of U.S. dollars)	2013	2012
Income before tax	$40,527	$4,188

At applicable statutory tax rate
Amount computed at corporate tax of 0%	—	—
Foreign tax rate differences	37
Permanent differences:
Tax deduction foreign exchange losses in local currency	(2,544)	—
Equity in earnings of joint ventures	—	—
Non deductible withholding taxes	187	—
Other non deductible costs	44	—
Provision for uncertain tax positions	2,289	—
Adjustment for valuation allowance	(13)	—

Tax expense (benefit) for year	$—	$—

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Deferred income tax assets (liabilities) are summarized as follows:

	As of
	December 31,
(in thousands of U.S. dollars)	2013	2012
Current deferred tax assets:
Unbilled construction contract income and other	$32	$—
Current valuation allowance	(32)	—
Long-term deferred tax assets:
Newbuildings	7,359	—
Prepaid and deferred revenue	233	—
Long term valuation allowance	(7,104)	—
Current deferred tax liabilities:
Accrued liabilities and other receivables	(64)	—
Long term deferred tax liabilities:
Deferred debt issuance cost	(276)	—
Deferred charges	(148)	—

Deferred tax assets (liabilities), net	$—	$—

The Company is not subject to Marshall Islands corporate income taxes. The Company is subject to tax for earnings of its subsidiary incorporated in Singapore and its FSRU-owing entity incorporated in Indonesia.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. In 2013, a tax loss was incurred in Indonesia principally due to unrealized losses on foreign exchange that does not impact the income statement prepared in the functional currency of U.S. dollars. In 2014, the Indonesia authorities have approved the change of currency for tax reporting to U.S. dollars. Under existing tax law, it is not clear if the prior year tax loss carryforward from foreign exchange losses can be utilized when the tax reporting currency is subsequently changed. Due to uncertainty of this tax position, a provision was recognized and the resulting unrecognized tax benefit is $2,289.

A valuation allowance for deferred tax assets is recorded when it is more-likely-than-not that some or all of the benefit will not be realized. Given the lack of historical operations, management has concluded a valuation allowance should be established to reduce the deferred tax assets.

8. Unbilled construction contract income

The unbilled construction contract income of $54,473 and $4,111 for the years ended December 31, 2013 and 2012, respectively, relate to the construction of the Mooring for PGN. The unbilled construction contract income represents the excess of contract costs and profits recognized to date on the percentage of completion accounting method over the amount of contract billings to date. As part of its agreement with PGN, the Company is responsible for the construction and installation of the Mooring for PGN. As of December 31, 2013, all unbilled amounts were expected to be collected within one year. As of December 31, 2012, all unbilled amounts were expected to be collected after one year.

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

9. Deferred debt issuance cost

Debt issuance costs are deferred and amortized to interest expense over the term of the related debt. The deferred debt issuance costs are comprised of the following amounts:

	As of
	December 31,
(in thousands of U.S. dollars)	2013	2012
Total deferred debt issuance cost	$10,447	$1,897
Accumulated amortization	(791)	(412)

Total deferred debt issuance cost	$9,656	$1,485

Current deferred debt issuance cost	2,725	379
Long term deferred issuance cost	6,931	1,106

Total deferred debt issuance cost	$9,656	$1,485

Amortization expense of deferred debt issuance cost for the years ended December 31, 2013 and 2012 was $379 and $379, respectively.

10. Newbuildings and other equipment

	As of
	December 31,
(in thousands of U.S. dollars)	2013	2012
Newbuilding beginning of period	$86,067	$27,929
Additions	29,519	52,405
Capitalized interest	6,931	5,733

Newbuilding end of period	$122,517	$86,067

As of December 31, 2013, other equipment consists principally of office equipment and computers. Other equipment of $93 is recorded net of accumulated depreciation of $8 in the combined carve-out balance sheet. Depreciation expense was $8 for the year ended December 31, 2013. There were no corresponding balances as of or for the year ended December 31, 2012.

11. Advances to joint ventures

	As of
	December 31,
(in thousands of U.S. dollars)	2013	2012
Current portion of advances to joint ventures	$7,112	$6,675
Long term advances to joint ventures	17,398	21,996

Advances/shareholder loans to joint ventures	$24,510	$28,671

The Company had advances of $12.6 million and $14.7 million due from SRV Joint Gas Ltd. as of December 31, 2013 and 2012, respectively. The Company had advances of $11.9 million and $14.0 million due from SRV Joint Gas Two Ltd. as of December 31, 2013 and 2012, respectively.

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The advances consist of shareholders loans where the principal amounts, including accrued interest, are repaid based on available cash after servicing of long-term bank debt. The shareholder loans are due not later than the 12th anniversary of delivery date of each FSRU. The GDF Suez Neptune and the GDF Suez Cape Ann were delivered on November 30, 2009 and June 1, 2010, respectively. The shareholders loans are subordinated to the joint ventures’ long-term bank debt. Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of the joint ventures. The shareholder loans bear interest at a fixed rate of 8.0% per year. The other joint venture partners have, on a combined basis, an equal amount of shareholder loans outstanding at the same terms to each of the joint ventures.

The shareholder loans financed part of the construction of the vessels and operating expenses until the delivery and commencement of the operations of the GDF Suez Neptune and the GDF Suez Cape Ann. In 2011, the joint ventures began repaying principal and a portion of the interest expense based on available cash after servicing of the external debt. The quarterly payments include a payment of interest for the first month of the quarter and a repayment of principal. Interest is accrued for the last two months of the quarter for repayment in the latter years of the loans. Since the shareholder loans are subordinated to long-term bank debt, the repayment plan is subject to quarterly discretionary revisions based on available cash after servicing of the long-term bank debt.

12. Amounts, loans and promissory note due to owners and affiliates and debt facilities

	As of
	December 31,
(in thousands of U.S. dollars)	2013	2012
Amounts due to owners and affiliates	$15,207	$—

Amounts due to owners and affiliates principally relate to short term funding of capital expenditure by a subsidiary of Höegh LNG. The balance does not bear interest.

Loans and promissory notes due to owners and affiliates consist of the following:

	As of
	December 31,
(in thousands of U.S. dollars)	2013	2012
$48.5 million Promissory note due to Höegh LNG Ltd.	$49,507	$—
$101.5 million Promissory note due to Höegh LNG Ltd.	103,606	—
$40.0 million Promissory note due to Höegh LNG Ltd.	40,317	—
Loans due to owners and affiliates	—	91,585

Loans and promissory notes due to owners and affiliates	$193,430	$91,585

At the beginning of the fourth quarter of 2013, PT Hoegh LNG Lampung, in Indonesia, became the owner of the construction in progress for the PGN FSRU Lampung and the unbilled construction contract receivable for the Mooring as discussed in note 2. As a result, promissory notes were entered due to Höegh LNG Ltd. in the amounts of $48.5 million, $101.5 million and $40.0 million. All of the promissory notes and accrued interest are payable on demand. The $48.5 million and $101.5 million promissory notes bear interest at a fixed rate of 9% per year. As of December 31, 2013, the two promissory notes had outstanding balances of $49.5 million and $103.6 million including outstanding interest of $1.0 million and $2.1 million, respectively. The $40.0 million promissory note bears interest at three month LIBOR plus a margin of 3.2%. The outstanding balance of $40.3 million as of December 31, 2013 included accrued interest of $0.3 million.

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

As of December 31, 2012, the outstanding balance of $91.6 million represented the Company’s portion of intercompany debt and accrued interest which was carved-out of Höegh LNG’s accounts as the debt related to the PGN FSRU Lampung prior to establishment of the promissory notes in 2013. The intercompany debt incurred interest at a rate equal to three month LIBOR plus a margin of 2.5% based upon the applicable intercompany loan agreement.

The outstanding loans and promissory notes due to owners and affiliates are denominated in U.S. dollars and had a weighted average interest rate for the years ended December 31, 2013 and 2012 of 4.29% and 6.21%, respectively.

See note 18 for repayment of amounts and promissory notes subsequent to year end.

$288 million facility

In June 2011, Höegh LNG entered into a $288 million facility for the purpose of providing up to 50% of the financing for two newbuildings, including the PGN FSRU Lampung. Fifty percent of the debt issuance cost on the $288 facility, or $1.9 million, was included in the combined carve-out financial statements until September, 2013. In addition, the commitment fees of 1.2% on 50% of the outstanding balance have been included in interest expense until September, 2013. The facility was never drawn for the PGN FSRU Lampung and was replaced by the $299 million Lampung facility, described below, as financing for the PGN FSRU Lampung in September, 2013. The $288 million facility would have required repayment starting three months after delivery of the applicable FSRU and would have been repaid in installments over a three year period.

$299 million Lampung facility

In September 2013, PT Hoegh LNG Lampung (the “Borrower”) entered into a secured $299 million term loan facility and $10.7 million standby letter of credit facility (the “Lampung facility”) with a syndicate of banks and an export credit agency for the purpose of financing a portion of the construction of the PGN FSRU Lampung and the Mooring. The $10.7 million standby letter of credit facility supports guarantees to PGN for delivery obligations of the FSRU and Mooring under the lease, operation and maintenance agreement (the “LOM”). Höegh LNG is the guarantor for the facility. The facility will be drawn in installments as construction is completed. As of December 31, 2013, the facility was undrawn. See note 18.

The term loan facility includes two commercial tranches, the FSRU tranche and the Mooring tranche, and the export credit tranche. The interest rates vary by tranche.

The FSRU tranche of $58.5 million has an interest rate of LIBOR plus a margin of 3.4%. The interest rate for the export credit tranche of $178.6 million is LIBOR plus a margin of 2.3%. The FSRU and the export credit tranche start repayments three months after the earlier of October 31, 2014 and ninety days after the final acceptance date of the PGN FSRU Lampung by PGN. The FSRU tranche is repayable quarterly over 7 years with a final balloon payment of $29.2 million. The export credit tranche is repayable in quarterly installments over 12 years assuming the balloon payment of the FSRU tranche is refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance upon maturity of the FSRU tranche.

The Mooring tranche of $61.9 million bears interest at a rate equal to LIBOR plus a margin of 2.5%. The tranche is repayable at the earliest of March 18, 2015, following the acceptance by the charterer of the Mooring or three months after the date of the Mooring declaration as defined in the LOM.

Commitment fees are 1.4%, 0.9% and 1.0% of the undrawn portions of the FSRU tranche, the export credit tranche and the Mooring tranche, respectively.

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The primary financial covenants under the Lampung facility are as follows:

•	Borrower must maintain a minimum debt service coverage ratio from the second quarterly repayment date of the export credit tranche;

•	Guarantor’s book equity must be greater than the higher of (i) $200 million and (ii) 25% of total assets; and

•	Guarantor’s free liquid assets (cash and cash equivalents or available draws on credit facilities) must be greater than $20 million.

Höegh LNG, as guarantor, has issued the following guarantees related to the $299 million Lampung facility: (a) an unconditional and irrevocable on-demand guarantee for all amounts due under the financing agreements, to be released after the date falling 180 days after acceptance of the FSRU under the LOM subject to the relevant terms and conditions being met; (b) an unconditional and irrevocable on-demand guarantee for the repayment of the balloon repayment installment of the FSRU Tranche callable only at final maturity of FSRU Tranche; (c) an unconditional and irrevocable on-demand guarantee for the Borrower’s obligation to ensure the required balance is in the debt service reserve account on the 8th repayment date (or such earlier date as is applicable if an event of default occurs); (d) an unconditional and irrevocable on-demand guarantee for all amounts due in respect of the export credit agent in the event that the export credit agent exercises its prepayment right for the export credit tranche if the FSRU Tranche is not refinanced; and (e) undertaking that, if the LOM is terminated for an event of vessel force majeure, that under certain conditions, a guarantee will be provided for the outstanding debt, less insurance proceeds for vessel force majeure. In addition, all project agreements and guarantees are assigned to the bank syndicate and the export credit agent, all project accounts and the shares in PT Hoegh LNG Lampung and Hoegh LNG Lampung Pte. Ltd. are pledged in favor of the bank syndicate and the export credit agent.

13. Accrued liabilities and other payables

	As of
	December 31,
(in thousands of U.S. dollars)	2013	2012
Accrued expenditure for newbuilding	$645	$370
Accrued construction contract expenses	6,732	682
Accrued debt issuance cost	391	—
Accrued administrative expenses	75	43

Accrued liabilities and other payables	$7,843	$1,095

14. Investments in and advances to joint ventures

	As of
	December 31,
(in thousands of U.S. dollars)	2013	2012
Accumulated losses of joint ventures	$54,300	$94,528

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The Company has a 50% interest in each of SRV Joint Gas Ltd. (owner of GDF Suez Neptune) and SRV Joint Gas Two Ltd. (owner of GDF Suez Cape Ann). The following table presents the summarized financial information for 100% of the combined joint ventures on an aggregated basis.

	Year ended
	December 31,
(in thousands of U.S. dollars)	2013	2012
Time charter revenues	$82,220	$82,151

Vessel operating and administrative expenses	(17,526)	(17,303)
Depreciation and amortization	(18,722)	(18,735)

Operating income	45,972	46,113

Unrealized gain on derivative instruments	70,075	1,386
Other financial expense, net	(36,207)	(38,100)

Net income	$79,840	$9,399

Share of joint ventures owned	50%	50%

Share of joint ventures’ net income before eliminations	39,920	4,700

Eliminations	308	307

Equity in earnings of joint ventures	$40,228	$5,007

	As of
	December 31,
(in thousands of U.S. dollars)	2013	2012
Cash and cash equivalents	$11,578	$11,293
Other current assets	2,530	1,844

Total current assets	14,108	13,137

Restricted cash	25,104	25,104
Vessels, net of accumulated depreciation	592,092	609,771
Other long-term assets	2,538	2,906

Total long-term assets	619,734	637,781

Current portion of long-term debt	19,522	18,350
Loans due to owners and affiliates	15,246	14,548
Derivative financial instruments	26,274	25,116
Other current liabilities	8,270	7,213

Total current liabilities	69,312	65,227

Long term debt	522,136	541,658
Loans due to owners and affiliates	34,795	43,991
Derivative financial liabilities	75,766	146,998
Other long-term liabilities	21,261	22,313

Total long-term liabilities	653,958	754,960

Net liabilities	$(89,428)	$(169,269)

Share of joint ventures owned	50%	50%

Share of joint ventures net liabilities before eliminations	(44,714)	(84,635)

Eliminations	(9,586)	(9,893)

Accumulated losses/share of net liabilities in joint ventures	$(54,300)	$(94,528)

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

15. Related party transactions

The Company has been an integrated part of Höegh LNG for each of the years ended December 31, 2013 and 2012. See notes 11 and 16 for amounts, loans and promissory notes due to owners and affiliates. As such, Höegh LNG has provided general and corporate management services to the Company. As described in note 2, certain administrative expenses have been included in the combined carve-out financial statements based on actual hours incurred. In addition, management has allocated remaining administrative expenses and Höegh LNG management’s share based payment costs based on the number of vessels, newbuildings and business development projects of Höegh LNG. A subsidiary of Höegh LNG has provided the building supervision of the newbuilding and Mooring. Amounts included in the combined carve-out statements of income or capitalized in the combined carve-out balance sheets as of and for the years ended December 31, 2013 and 2012 are as follows:

	Year ended
Statements of income:	December 31,
(in thousands of U.S. dollars)	2013	2012
Operating expenses
Hours and overhead(1)	$2,088	$1,025
Allocated administration expenses(2)	4,260	1,332
Construction contract expense: supervision cost(3)	2,559	661
Construction contract expense: capitalized interest(4)	1,179	30
Financial (income) expense
Interest income from joint ventures(5)	(2,122)	(2,481)
Interest expense charges from Hoegh LNG and affiliates(6)	352	114

Total	$8,316	$681

	As of
Balance sheet	December 31,
(in thousands of U.S. dollars)	2013	2012
Newbuilding
Newbuilding supervision cost(5)	$4,935	$1,819
Interest capitalized charged from Hoegh LNG and affiliates(4)	4,579	3,625

Total related party transactions	$9,514	$5,444

1)	Hours, travel expenses and overhead: A subsidiary of Höegh LNG provides management, accounting, bookkeeping and administrative support. These services are charges based upon the actual hours incurred for each individual as registered in the time-write system based on a rate which includes a provision for overhead and any associated travel expenses.
2)	Allocated administrative expenses: As described in note 2, administrative expenses of Höegh LNG that cannot be attributed to a specific vessel or project based upon the time-write system have been allocated to the combined carve-out income statement based on the number of vessels, newbuildings and certain business development projects of Höegh LNG. In 2013, the allocated expenses also include cost incurred in preparation for the IPO.
3)	Supervision cost: Höegh LNG Fleet Management AS manages the newbuilding process including site supervision including manning for the services and direct accommodation and travel cost. Manning costs are based upon actual hour incurred. Such costs, excluding overhead charges, are capitalized as part of the cost of the newbuilding and included in the construction contract expense for the Mooring.

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

4)	Interest expense capitalized charged from Höegh LNG and affiliates: As described under 6) below, Höegh LNG and its affiliates have provided funding for the PGN FSRU Lampung and the Mooring (a component of the construction contract expense), which qualify under US GAAP as capitalized interest for the construction in progress.
5)	Interest income from joint ventures: The Company and its joint venture partners have provided subordinated financing to the joint ventures as shareholder loans. Interest income for the Company’s shareholder loans to the joint ventures is recorded as interest income. In the combined carve-out statements of cash flows, the interest paid is treated as a return on investment and included in net cash flows from operating activities.
6)	Interest expense charged from Höegh LNG and affiliates: Höegh LNG and its affiliates have provided loans and promissory notes (see note 13) and intercompany funding for the construction of the PGN FSRU Lampung, the construction contract expense of the Mooring. Prior to transfer of the newbuilding and contracts to PT Hoegh LNG Lampung and the establishment of the promissory notes in October 2013, the carve-out financial statements include an allocation of debt and interest expense from Höegh LNG for the funding of construction of the PGN FSRU Lampung and the construction contract expense of the Mooring. Refer to 4) above which describes the interest expense, which was capitalized.

16. Financial Instruments

Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash—The fair value of the cash and cash equivalents and restricted cash approximates its carrying amounts reported in the combined carve-out balance sheets.

Advances (shareholder loans) to joint ventures—The fair values of the fixed rate subordinated shareholder loans are estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the joint ventures.

Amounts due to owners and affiliates—The fair value of the non-interest bearing payable approximates its carrying amounts reported in the combined carve-out balance sheets since it is to be settled consistent with trade payables.

Loans and promissory notes due to owners and affiliates—The fair values of the variable-rate and the fixed rate loans and promissory notes approximates their carrying amounts of the liabilities and accrued interest reported in the combined carve-out balance sheets since the amounts are payable on demand. See note 15.

The fair value estimates are categorized by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the financial instruments that are not accounted for at a fair value on a recurring basis.

		As of		As of
		December 31, 2013		December 31, 2012
		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
		Asset	Asset	Asset	Asset
(in thousands of U.S. dollars)	Level	(Liability)	(Liability)	(Liability)	(Liability)
Recurring:
Cash and cash equivalents	1	$108	108	100	100
Restricted cash	1	10,700	10,700	10,700	10,700
Other:
Advances (shareholder loans) to joint ventures	2	24,510	25,242	28,671	29,797
Current amounts due to owners and affiliates	2	(15,207)	(15,207)	—	—
Loans and promissory notes due to owners and affiliates	2	$(193,430)	(193,430)	(91,585)	(91,585)

Financing Receivables

The following table contains a summary of the loan receivables by type of borrower and the method by which the credit quality is monitored on a quarterly basis:

Class of Financing Receivables	Credit quality indicator	Grade	As of December 31,
(in thousands of U.S. dollars)			2013	2012
Advances / shareholder loans to joint ventures	Payment activity	Performing	$24,510	$28,671

The shareholder loans to joint ventures are classified as advances to joint ventures in the combined carve-out balance sheet. See note 11.

17. Risk management and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy. As of December 31, 2013 and 2012, there are no derivative instruments designated as hedges for accounting purposes.

Foreign exchange risk

All revenues, financing, interest expenses from financing and most expenditures for newbuildings are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the years ended December 31, 2013 and 2012, no derivative financial instruments have been used to manage foreign exchange risk.

Interest rate risk

Interest rate swaps can be utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on its outstanding floating rate debt. As at December 31, 2013 and 2012, there were no interest rate swap agreements for the PGN FSRU Lampung’s activity.

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Credit risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash and interest rate swap agreements, if applicable. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions.

Concentrations of risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, unbilled construction contract income and derivative contracts (interest rate swaps), if applicable. The maximum exposure to loss due to credit risk is the book value at the balance sheet date. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers’ financial condition. In addition, time charters generally require the payment of the time charter rates on the first banking day of the month of hire which limits the risk of non-performance. The Company has made advances for the construction of the PGN FSRU Lampung to Hyundai Heavy Industries Co Ltd (“HHI”). The ownership of the PGN FSRU Lampung is transferred from the yard to the Company at delivery. The credit risk of the advances is, to a large extent, reduced through irrevocable refund guarantees issued by banks. As of December 31, 2013, cumulative installment payments made to HHI amounted to approximately $101.2 million for the FSRU under construction. In addition, the Company has made advances to subcontractors for the construction of the Mooring of approximately $32.8 million as of December 31, 2013 which do not have bank guarantees and would be subject to loss if the contractor failed to deliver.

18. Commitments and contingencies

Contractual commitments

On December 12, 2012, a contract with HHI was entered for the construction of the PGN FSRU Lampung. Separate contracts related to the construction of the Mooring and the installation of the Mooring were entered into on November 16, 2012 and December 12, 2013, respectively. The PGN FSRU Lampung and the Mooring are scheduled for delivery in 2014. As of December 31, 2013, the remaining contractual commitments required to be made in 2014 under the shipbuilding and Mooring contracts are $192.9 million.

Contingencies

PGN delayed liquidating damages

Subject to certain conditions caused by PGN, the Company is committed to pay a day rate for delayed liquidating damages to PGN up to a maximum amount of $10.7 million if the PGN FSRU Lampung is not connected to the Mooring and ready to deliver LNG by June 1, 2014. Under terms of agreement, cash collateral of $10.7 million, classified as restricted cash in the combined carve-out balance sheet, is provided for a letter of credit arrangement for this amount.

19. Subsequent events

On February 3, 2014, the $101.5 million Promissory note due to Höegh LNG Ltd. (note 11) was converted to equity.

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

On March 4, 2014, the Company drew $96 million of the $299 million Lampung facility (note 11), of which $28.4 million, $32.1 million and $35.5 million was drawn on the FSRU tranche, the Mooring tranche and the export credit tranche, respectively.

On March 5, 2014, the Company repaid the principal on the $48.5 million Promissory note due to Höegh LNG Ltd. (note 11) and $25.4 million which is the outstanding amount due to an affiliate as of that date. The latter was short term financing of capital expenditure pending the draw of the $299 million Lampung facility.

On March 11, 2014, the Company had received the declaration issued by the classification society declaring the Mooring in compliance with the Mooring specifications and classification requirements which allowed for the invoicing of 90% of the Mooring price. The remaining 10% will be invoiced on fulfilment of the acceptance conditions of the charterer. According to the loan agreement, following the receipt of payment of the 90%, the Mooring tranche of the $299 million Lampung facility will be repaid in full.

On March 17, 2014, the Company entered into forward starting interest rate swaps related to the Lampung facility with a nominal amount of $237.1 million which have the effect of converting interest payments from floating to a fixed rate of 2.80%.

HÖEGH LNG PARTNERS LP PREDECESSOR

UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT

STATEMENTS OF INCOME

(in thousands of U.S. dollars)

		Three months ended March 31,
	Notes	2014	2013
REVENUES
Construction contract revenues	4	$29,127	$8,638

Total revenues	3	29,127	8,638

OPERATING EXPENSES
Construction contract expenses	4,12	(24,661)	(8,638)
Administrative expenses		(4,148)	(1,325)
Depreciation and amortization		(8)	—

Total operating expenses		(28,817)	(9,963)

Equity in earnings (losses) of joint ventures	3,11	(1,671)	8,916

Operating income (loss)	3	(1,361)	7,591

FINANCIAL INCOME (EXPENSES), NET
Interest income	12	466	554
Interest expense	12	(81)	(12)
Other items, net		(380)	—

Total financial income, net	5	5	542

Income (loss) before tax		(1,356)	8,133

Income tax expense	6	(408)	—

Net income (loss)	3	$(1,764)	$8,133

The accompanying notes are an integral part of the unaudited condensed interim combined carve-out financial statements.

HÖEGH LNG PARTNERS LP PREDECESSOR

UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT

STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

	Three months ended March 31,
	2014	2013
Net income (loss)	$(1,764)	$8,133
Unrealized gains (losses) on cash flow hedge	(3,466)	—
Income tax benefit (expense)	866	—

Other comprehensive income (loss)	(2,600)	—

Comprehensive income (loss)	$(4,364)	$8,133

The accompanying notes are an integral part of the unaudited condensed interim combined carve-out financial statements.

HÖEGH LNG PARTNERS LP PREDECESSOR

UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT

BALANCE SHEETS

(in thousands of U.S. dollars)

		As of
	Notes	March 31, 2014	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	13	$4,957	$108
Unbilled construction contract income	4	83,601	54,473
Advances to joint ventures	8,13	6,983	7,112
Deferred debt issuance cost		4,003	2,725
Current deferred tax asset	6	635	—
Prepaid expenses and other receivables		750	705

Total current assets		100,929	65,123

Long-term assets
Restricted cash	13,15	—	10,700
Newbuildings	3,7,12	126,165	122,517
Other equipment		78	85
Advances to joint ventures	8,13	15,961	17,398
Deferred debt issuance cost		14,630	6,931
Deferred charges		3,861	3,912
Long-term deferred tax asset	6	231	64

Total long-term assets		160,926	161,607

Total assets	3	$261,855	$226,730

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	9	$41,631	$—
Trade payables		19	—
Amounts due to owners and affiliates	10,13	7,446	15,207
Loans and promissory notes due to owners and affiliates	10,13	45,132	193,430
Value added and withholding tax liability		2,028	2,987
Derivative financial instruments	13	2,865	—
Current deferred tax liability	6	—	64
Accrued liabilities and other payables		11,565	7,843

Total current liabilities		110,686	219,531

Long-term liabilities
Accumulated losses of joint ventures	3, 11	55,971	54,300
Long-term debt	9	54,369	—
Derivative financial instruments	13	601	—
Prepaid and deferred revenue		895	934

Total long-term liabilities		111,836	55,234

Total liabilities		222,522	274,765

EQUITY
Owner’s equity		39,333	(48,035)

Total equity		39,333	(48,035)

Total liabilities and equity		$261,855	$226,730

The accompanying notes are an integral part of the unaudited condensed interim combined carve-out financial statements.

HÖEGH LNG PARTNERS LP PREDECESSOR

UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT

STATEMENTS OF CHANGES IN OWNER’S EQUITY

(in thousands of U.S. dollars)

	Owner’s Equity	Accumulated Other Comprehensive Income	Total Owner’s Equity
Balance as of January 1, 2013	$(53,229)	—	$(53,229)
Net income	40,527	—	40,527
Other comprehensive income	—	—	—
Distributions to owner, net	(35,333)	—	(35,333)

Balance as of December 31, 2013	(48,035)	—	(48,035)
Net loss	(1,764)	—	(1,764)
Other comprehensive loss	—	(2,600)	(2,600)
Conversion of promissory note to equity	101,500	—	101,500
Distributions to owner, net	(9,768)	—	(9,768)

Balance as of March 31, 2014	$41,933	(2,600)	$39,333

The accompanying notes are an integral part of the unaudited condensed interim combined carve-out financial statements.

HÖEGH LNG PARTNERS LP PREDECESSOR

UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended March 31,
	2014	2013
OPERATING ACTIVITIES
Net income (loss)	$(1,764)	$8,133
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	8	—
Equity in earnings of joint ventures	1,671	(8,916)
Accrued interest income on advances to joint ventures	(297)	(553)
Amortization of deferred debt issuance cost	282	95
Accrued interest expense on loans to owners	81	12
Changes in working capital:
Unbilled construction contract income	(29,128)	(8,638)
Prepaid expenses and other receivables	6	—
Trade payables	19	(111)
Amounts due to owners and affiliates	7,446	—
Value added and withholding tax liability	(1,245)	—
Accrued liabilities and other payables	4,225	5,431

Net cash used in operating activities	(18,696)	(4,547)

INVESTING ACTIVITIES
Expenditure for newbuildings and other equipment	(2,285)	(27,652)
Receipts from repayment of principal of advances to joint ventures	1,864	1,700
(Increase) decrease in restricted cash	10,700	—

Net cash provided by (used in) operating activities	10,279	(25,952)

FINANCING ACTIVITIES
Proceeds from long-term debt	96,000	—
Proceeds from amounts due to owners and affiliates	10,193	—
Proceeds from loans and promissory notes due to owners and affiliates	—	35,825
Repayment of amounts due to owners and affiliates	(25,400)	—
Repayment of loans and promissory notes due to owners and affiliates	(48,500)	—
Payment of debt issuance cost	(9,259)	—
Contributions from (distributions to) owner	(9,768)	(5,326)

Net cash provided by financing activities	13,266	30,499

Increase (decrease) in cash and cash equivalents	4,849	—
Cash and cash equivalents, beginning of period	108	100

Cash and cash equivalents, end of period	$4,957	$100

The accompanying notes are an integral part of the unaudited condensed interim combined carve-out financial statements.

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

1. Description of business

Höegh LNG Partners LP (the “Partnership”) was formed under the laws of the Marshall Islands on April 28, 2014 as an indirect 100% owned subsidiary of Höegh LNG Holdings Ltd. (“Höegh LNG”) for the purpose of acquiring Höegh LNG’s interests in Hoegh LNG Lampung Pte. Ltd., PT Hoegh LNG Lampung (the owner of the newbuilding, the PGN FSRU Lampung, and the Tower Yoke Mooring System), SRV Joint Gas Ltd. (the owner of the GDF Suez Neptune), and SRV Joint Gas Two Ltd. (the owner of the GDF Suez Cape Ann) in connection with the Partnership’s initial public offering of its common units (the “IPO”). The transfer of the interests will be recorded at Höegh LNG’s consolidated book values. Hoegh LNG Lampung Pte. Ltd. and PT Hoegh LNG Lampung (the “subsidiaries”) and interests in SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. (the “joint ventures”) as reflected in the table below are, collectively, referred to as “Höegh LNG Partners” or the “Company” and are presented in these combined carve-out financial statements as the predecessor. The PGN FSRU Lampung, the GDF Suez Neptune and the GDF Suez Cape Ann are floating storage regasification units (“FSRUs”) and, collectively, referred to in these combined carve-out financial statements as the vessels or the “FSRUs.” The Tower Yoke Mooring System (the “Mooring”) is an offshore installation that will be used to moor the PGN FSRU Lampung to offload the gas into an offshore pipe that will transport the gas to a land terminal. PT Hoegh LNG Lampung and the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are collectively referred to as the “FSRU-owning entities.”

The GDF Suez Neptune and the GDF Suez Cape Ann operate under long-term time charters with expiration dates in 2029 and 2030, respectively, and, in each case, with an option to extend for up to two additional periods of five years each. The newbuilding, the PGN FSRU Lampung, will operate under a long term time charter when the FSRU is delivered with an expiration date in 2034 (with an option to extend for up to two additional periods of five years each) and will use the Mooring that is being constructed and installed for the charterer and is being sold to PT PGN LNG, a subsidiary of Perusahaan Gas Negara (Persero) Tbk (“PGN”).

Höegh LNG Fleet Management AS, a subsidiary of Höegh LNG, provided commercial and technical operations of the GDF Suez Neptune and the GDF Suez Cape Ann and building supervision of the PGN FSRU Lampung for the three months ended March 31, 2014 and 2013.

The following table lists the entities included in these combined carve-out financial statements and their purpose as of March 31, 2014.

Name(1)	Jurisdiction of Incorporation	Purpose

Höegh LNG Partners LP(2)	Marshall Islands	Holding Company

Höegh LNG Partners Operating LLC (100% owned)(2)	Marshall Islands	Holding Company

Hoegh LNG Services Ltd (100% owned)(2)	United Kingdom	Administration Services Company

Hoegh LNG Lampung Pte. Ltd. (100% owned)	Singapore	Owns 49% of PT Hoegh LNG Lampung

PT Hoegh LNG Lampung (49% owned)(3)	Indonesia	Owns PGN FSRU Lampung

SRV Joint Gas Ltd. (50% owned)(4)	Cayman Islands	Owns GDF Suez Neptune

SRV Joint Gas Two Ltd. (50% owned)(4)	Cayman Islands	Owns GDF Suez Cape Ann

(1)	Ownership, as shown in the table above, of the other companies will be transferred to the Höegh LNG Partners LP prior to the closing of the IPO.
(2)	Incorporated subsequent to March 31, 2014.
(3)	PT Hoegh LNG Lampung is a variable interest entity which is controlled by Hoegh LNG Lampung Pte. Ltd. and is, therefore, 100% consolidated in the combined carve-out financial statements.

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

(4)	The remaining 50% interest in each joint venture is owned by Mitsui O.S.K. lines, Ltd. and Tokyo LNG Tanker Co.

2. Significant accounting policies

a. Basis of presentation

The combined carve-out financial statements are prepared in accordance with United States generally accepted accounting principles (“US GAAP”). All inter-company balances and transactions are eliminated.

The unaudited condensed interim combined carve-out financial statements include the financial statements of , Hoegh LNG Lampung Pte. Ltd. and PT Hoegh LNG Lampung since the dates of their inception. Hoegh LNG Lampung Pte. Ltd. and PT Hoegh LNG Lampung were incorporated on May 31, 2013 and December 10, 2012, respectively. For periods prior to the transfer of the PGN FSRU Lampung and the Mooring under construction to PT Hoegh LNG Lampung, the PGN FSRU Lampung, the Mooring and their related assets, liabilities, expenses and cash flows are included in the combined carve-out financial statements. In addition, the combined unaudited condensed interim carve-out financial statements include the 50% joint venture interest in SRV Joint Gas Ltd. and 50% joint venture interest in SRV Joint Gas Two Ltd. using the equity method of accounting.

It has been determined that PT Hoegh LNG Lampung, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. are variable interest entities. A variable interest entity (“VIE”) is defined by US GAAP as a legal entity where either (a) the voting rights of some investors are not proportional to their rights to receive the expected residual returns of the entity, their obligations to absorb the expected losses of the entity, or both, and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards. The guidance requires a VIE to be consolidated if any of its interest holders are entitled to a majority of the entity’s residual returns or are exposed to a majority of its expected losses.

Based upon the criteria set forth in US GAAP, the Company has determined that PT Hoegh LNG Lampung is a VIE, as the equity holders, through their equity investments, may not participate fully in the entity’s expected residual returns and substantially all of the entity’s activities either involve, or are conducted on behalf of, the Company. The Company is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of PT Hoegh LNG Lampung are included in the combined carve-out financial statements. Under Indonesian law, dividends may only be paid if the retained earnings are positive.

In addition, the Company has determined that the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are VIEs since each entity did not have a sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support at the time of its initial investment. The entities have been financed with third party debt and subordinated shareholders loans. The Company is not the primary beneficiary, as the Company cannot make key operating decisions considered to be most significant to the VIEs, but has joint control with the other equity holders. Therefore, the joint ventures are accounted for under the equity method of accounting as the Company has significant influence. The Company’s carrying value is recorded in advances to joint ventures and accumulated losses of joint ventures in the combined carve-out

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

balance sheets. For SRV Joint Gas Ltd., the Company had a receivable for the advances of $11.8 million and $12.6 million, respectively, and the Company’s accumulated losses or its share of net liabilities were $26.7 million and $26.0 million, respectively, as of March 31, 2014 and December 31, 2013. The Company’s carrying value for SRV Joint Gas Two Ltd., consists of a receivable for the advances of $11.1 million and $11.9 million, respectively, and the Company’s accumulated losses or its share of net liabilities of $29.3 million and $28.3 million, respectively, as of March 31, 2014 and December 31, 2013. The major reason that the Company’s accumulated losses in the joint ventures are net liabilities is due to the fair value adjustments for the interest rate swaps recorded as liabilities on the combined balance sheets of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. The maximum exposure to loss is the carrying value of the receivables, which is subordinated to the joint ventures’ long-term banks debt, the investments in the joint ventures (accumulated losses), as the shares are pledged as security for the joint ventures’ long-term bank debt and the Company’s commitment under long-term bank loan agreements to fund its share of drydocking costs and remarketing efforts in the event of an early termination of the charters. Dividend distributions require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans; c) and under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution.

b. Carve-out principles

The accompanying unaudited condensed interim combined carve-out financial statements have been carved out of the consolidated financial statements of Höegh LNG and adjusted to be in accordance with US GAAP for interim financial information. In the opinion of Management, all adjustments considered necessary for a fair presentation, which are of a normal recurring nature, have been included. The footnotes are condensed and do not include all of the disclosures required for a complete set of financial statements. Therefore, the unaudited condensed interim combined carve-out financial statements should be read in conjunction with the audited combined carve-out financial statements for the year ended December 31, 2013.

These combined carve-out financial statements include the assets, liabilities, revenues, expenses and cash flows directly attributable to Hoegh LNG Lampung Pte. Ltd. and PT Hoegh LNG Lampung . In addition, the investment in 50% of the joint ventures, the related advances to joint ventures and interest income on the advances are included in the combined carve-out financial statements.

Prior to October 1, 2013, the investment in the PGN FSRU Lampung and the Mooring were not included in a single purpose entity or accounted for as a discrete unit, but held by a subsidiary of Höegh LNG. From October 1, 2013, the PGN FSRU Lampung, the Mooring and all associated contracts are included in PT Hoegh Lampung Pte. Ltd.

Höegh LNG’s accounting system tracks capital expenditures and expenses by project code, including the capitalized cost of newbuilding and projects under construction, administration costs for those working on such projects through Höegh LNG’s time-write system, commitment fees and deferred debt issuance cost for related financing and certain deferred charges related to contracts. Höegh LNG’s time-write system records project team and administration staff hours worked on specific vessels or by project code for purposes on recording associated staff costs and overhead. Accordingly, for periods prior to October 1, 2013, the capitalized cost of the newbuilding, construction contract revenues related to the Mooring, associated costs and related balances have been specifically identified based on project codes for purpose of preparing the unaudited condensed interim combined carve-out financial statements.

Cash, working capital items, amounts due to owners and affiliates and equity balances are not tracked by project code. Cash and restricted cash were not allocated to the unaudited condensed interim combined carve-out financial statements unless specific accounts were identified specifically related to the project. Working capital

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

items and accruals were reviewed at the transaction level to identify those specifically related to the newbuilding, the Mooring or the associated contracts. The share of loans due to owners and affiliates related to the financing of the construction in progress and the related interest expense have been allocated to the unaudited condensed interim combined carve-out financial statements.

In addition, there are administrative expenses of Höegh LNG that cannot be attributed to a specific vessel or project directly. The administrative expenses include undistributed corporate and segment management and administrative staffs salary expenses and benefits, and general and administrative expenses. These administrative expenses have been allocated to the unaudited condensed interim combined carve-out financial statements based on the number of vessels, newbuildings and business development projects in Höegh LNG’s fleet, joint ventures and operations.

Related parties have provided the commercial and technical services for the FSRUs, including supervision of newbuilding, and employ the crews that work on the FSRUs. Accordingly, the Company is not liable for any pension or post retirement benefits, since it has had no direct employees for the three months ended March 31, 2014 and 2013.

Income tax expense has been allocated to the Company on a separate returns basis.

Management has deemed the allocations reasonable to present the interim financial position, results of operations, and cash flows of the Company on a stand-alone basis. However, the financial position, results of operations and cash flows of the Company may differ from those that would have been achieved had the Company operated autonomously for all years presented as the Company would have had additional administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a listed public entity. Management has estimated these additional administrative expenses to be $0.75 million for each of the three months ended March 31, 2014 and 2013. However, certain allocated expenses included the unaudited condensed interim combined carve-out financial statements for the three months ended March 31, 2014 and 2013 will not be included in the financial statements after the closing of the IPO. Accordingly, the unaudited condensed interim combined carve-out financial statements do not purport to be indicative of the future financial position, results of operations or cash flows of the Partnership.

c. Significant accounting policies

The accounting policies used in the preparation of the unaudited condensed interim combined carve-out financial statements are consistent with those applied in the audited combined carve-out financial statements for the year ended December 31, 2013.

3. Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization and interest income from advances to joint ventures are included in “Other.”

As of March 31, 2014 and 2013, Majority held FSRUs includes a newbuilding, the PGN FSRU Lampung, and construction contract revenues and expenses of the Mooring under construction. Upon completion, the PGN FSRU Lampung has a long-term time charter with PGN. The Mooring is being constructed on behalf of, and is being sold to, PGN using the percentage of completion method of accounting.

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

As of March 31, 2014 and 2013, Joint venture FSRUs include two 50% owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann, that operate under long-term time charters with one charterer, GDF Suez Global LNG Supply SA.

The accounting policies applied to the segments are the same as those applied in the audited combined carve-out financial statements for the year ended December 31, 2013, except that Joint venture FSRUs are presented under the proportional consolidation method for the segment note and under equity accounting for the combined carve-out financial statements. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

The following tables include the results for the segments for the three months ended March 31, 2014 and 2013 and selected balance sheet information as of March 31, 2014 and December 31, 2013.

	Three months ended March 31, 2014
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Eliminations	Combined carve-out reporting
Time charter revenues	$—	10,249	—	10,249	(10,249)	$—
Construction contract revenues	29,127	—	—	29,127	—	29,127

Total revenues	29,127	10,249	—	39,376		29,127

Operating expenses	(1,331)	(2,145)	(2,817)	(6,293)	2,145	(4,148)
Construction contract expenses	(24,661)	—	—	(24,661)	—	(24,661)
Equity in earnings of joint ventures	—	—	—	—	(1,671)	(1,671)

Segment EBITDA	3,135	8,104	(2,817)	8,422

Depreciation and amortization	(8)	(2,285)	—	(2,293)	2,285	(8)

Operating income (loss)	3,127	5,819	(2,817)	6,129		(1,361)

Gain (loss) on derivative instruments	—	(3,154)	—	(3,154)	3,154	—
Other financial income (expense), net	(461)	(4,336)	466	(4,331)	4,336	5

Income (loss) before tax	2,666	(1,671)	(2,351)	(1,356)	—	(1,356)

Income tax expense	(408)	—	—	(408)	—	(408)

Net income (loss)	$2,258	(1,671)	(2,351)	(1,764)	—	$(1,764)

	As of March 31, 2014
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Eliminations	Combined carve-out reporting
Newbuildings	$126,165	—	—	126,165	—	$126,165
Vessels, net of accumulated depreciation	—	284,762	—	284,762	(284,762)	—
Advances to joint ventures	—	—	22,944	22,944	—	22,944
Total assets	238,911	305,013	22,944	566,868	(305,013)	261,855
Accumulated losses of joint ventures	—	—	50	50	55,921	55,971
Expenditures for newbuildings, vessels & equipment	3,648	587	—	4,235	(587)	3,648
Expenditures for drydocking	$—	—	—	—	—	$—

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Three months ended March 31, 2013
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Eliminations	Combined carve-out reporting
Time charter revenues	$—	10,004	—	10,004	(10,004)	$—
Construction contract revenues	8,638	—	—	8,638	—	8,638

Total revenues	8,638	10,004	—	18,642		8,638

Operating expenses	(950)	(2,011)	(375)	(3,336)	2,011	(1,325)
Construction contract expenses	(8,638)	—	—	(8,638)	—	(8,638)
Equity in earnings of joint ventures	—	—	—	—	8,916	8,916

Segment EBITDA	(950)	7,993	(375)	6,668

Depreciation and amortization	—	(2,260)	—	(2,260)	2,260	—

Operating income (loss)	(950)	5,733	(375)	4,408		7,591

Gain (loss) on derivative instruments	—	7,742	—	7,742	(7,742)	—
Other financial income (expense), net	(12)	(4,559)	554	(4,017)	4,559	542

Income (loss) before tax	(962)	8,916	179	8,133	—	8,133

Income tax expense	—	—	—	—	—	—

Net income (loss)	$(962)	8,916	179	8,133	$—	$8,133

	As of December 31, 2013
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Eliminations	Combined carve-out reporting
Newbuildings	$122,517	—	—	122,517	—	$122,517
Vessels, net of accumulated depreciation	—	286,460	—	286,460	(286,460)	—
Advances to joint ventures	—	—	24,510	24,510	—	24,510
Total assets	202,220	307,335	24,510	534,065	(307,335)	226,730
Accumulated losses of joint ventures	—	—	50	50	(54,350)	(54,300)
Expenditures for newbuildings, vessels & equipment	36,450	522	—	36,972	(522)	36,450
Expenditures for drydocking	$—	—	—	—	—	$—

4. Construction contract revenues and unbilled construction contract income

	Three months ended
	March 31,
(in thousands of U.S. dollars)	2014	2013
Construction contract revenue	$29,127	$8,638
Construction contract expenses	(24,661)	(8,638)

Recognized contract margin	$4,466	$—

As part of its agreement with PGN, the Company is responsible for the construction and installation of the Mooring for PGN. As of March 31, 2014 and 2013, the Mooring project is estimated to be 81% and 15% completed, respectively. In the initial stages of the contract, the Company’s policy is to record revenue in an

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

amount equal to the cost incurred until sufficient information is available to estimate profit on the project with a reasonable level of certainty. As a result, no contract margin was recognized for the three months ended March 31, 2013.

The unbilled construction contract income of $83,601 and $54,473 for the periods ended March 31, 2014 and December 31, 2013, respectively, relate to the construction of the Mooring for PGN. The unbilled construction contract income represents the excess of contract costs and profits recognized to date on the percentage of completion accounting method over the amount of contract billings to date.

5. Financial income (expenses)

	Three months ended March 31,
(in thousands of U.S. dollars)	2014	2013
Interest income	$466	$554
Interest expense:
Interest expense	(2,209)	(757)
Commitment fees	(856)	(431)
Amortization of deferred debt issuance cost	(282)	(95)
Capitalized interest	3,266	1,271

Total interest expense	(81)	(12)

Other items, net:
Foreign exchange gain (loss)	(20)	—
Withholding tax on interest payments and other	(360)	—

Total other items, net	(380)	—

Total financial income, net	$5	$542

Interest income for the three months ended March 31, 2014 and 2013 consists of interest income on the advances to the joint ventures.

6. Income tax

The Company is not subject to Marshall Islands corporate income taxes. The Company is subject to tax for earnings of its subsidiary incorporated in Singapore and its FSRU-owing entity incorporated in Indonesia. The income tax expense recorded in the combined carve-out income statements was $408 and zero for the three month periods ended March 31, 2014 and 2013, respectively. During the first quarter of 2013, all of the activities were organized in jurisdictions not subject to corporate income taxes. For the first quarter of 2014, the majority of income taxes related to the entity incorporated in Indonesia for the taxable profit related to the percentage of completion on the Mooring. When PGN FSRU Lampung commences operations and time charter revenues begin, the current tax expense incurred on the time charter activities will be reimbursed by the charterer.

A deferred tax benefit of $866 related to the unrealized losses on interest rate swaps accounted for as a cash flow hedge was recorded as a component of other comprehensive income on the unaudited interim condensed combined carve-out statements of comprehensive income for the three months ended March 31, 2014.

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

7. Newbuildings

	As of
(in thousands of U.S. dollars)	March 31, 2014	December 31, 2013
Newbuilding beginning of period	$122,517	$86,067
Additions	1,525	29,519
Capitalized interest	2,123	6,931

Newbuilding end of period	$126,165	$122,517

8. Advances to joint ventures

	As of
(in thousands of U.S. dollars)	March 31, 2014	December 31, 2013
Current portion of advances to joint ventures	$6,983	$7,112
Long-term advances to joint ventures	15,961	17,398

Advances/shareholder loans to joint ventures	$22,944	$24,510

The Company had advances of $11.8 million and $12.6 million due from SRV Joint Gas Ltd. as of March 31, 2014 and December 31, 2013, respectively. The Company had advances of $11.1 million and $11.9 million due from SRV Joint Gas Two Ltd. as of March 31, 2014 and December 31, 2013, respectively.

9. Long-term debt

	As of
(in thousands of U.S. dollars)	March 31, 2014	December 31, 2013
$ 299 million Lampung facility:
$ 178.6 million Export credit tranche	$35,500	$—
$ 58.5 million FSRU tranche	28,400	—
$ 61.9 million Mooring tranche	32,100	—

Total debt	96,000	—

Less: Current portion of long-term debt	(41,631)	—

Long-term debt	$54,369	$—

$299 million Lampung facility

In September 2013, PT Hoegh LNG Lampung (the “Borrower”) entered into a secured $299 million term loan facility and $10.7 million standby letter of credit facility (the “Lampung facility”) with a syndicate of banks and an export credit agency for the purpose of financing a portion of the construction of the PGN FSRU Lampung and the Mooring. The undrawn $10.7 million standby letter of credit facility supports guarantees to PGN for delivery obligations of the FSRU and Mooring under the lease, operation and maintenance agreement (the “LOM”). Höegh LNG is the guarantor for the facility. On March 4, 2014, the Borrower drew $96 million of the $299 million Lampung facility, of which $28.4 million, $32.1 million and $35.5 million was drawn on the FSRU tranche, the Mooring tranche and the export credit tranche, respectively. The remainder of the FSRU and export credit tranches of the facility will be drawn in installments as construction and certain document requirements are completed. See note 17.

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

10. Amounts, loans and promissory note due to owners and affiliates and debt facilities

	As of
(in thousands of U.S. dollars)	March 31, 2014	December 31, 2013
Amounts due to owners and affiliates	$7,446	$15,207

Amounts due to owners and affiliates principally relate to short term funding of operating activities as of March 31, 2014 and capital expenditures as of December 31, 2013 by a subsidiary of Höegh LNG. The balance does not bear interest. When the Company drew on the $299 million Lampung facility (note 9), the Company repaid $25.4 million on March 5, 2014 for the outstanding amount related to short-term funding of capital expenditures as of that date.

Loans and promissory notes due to owners and affiliates consist of the following:

	As of
(in thousands of U.S. dollars)	March 31, 2014	December 31, 2013
$48.5 million Promissory note due to Höegh LNG Ltd.	$1,636	$49,507
$101.5 million Promissory note due to Höegh LNG Ltd.	2,833	103,606
$40.0 million Promissory note due to Höegh LNG Ltd.	40,663	40,317

Loans and promissory notes due to owners and affiliates	$45,132	$193,430

At the beginning of the fourth quarter of 2013, PT Hoegh LNG Lampung, in Indonesia, became the owner of the construction in progress for the PGN FSRU Lampung and the unbilled construction contract receivable for the Mooring as discussed in note 2. As a result, promissory notes were entered due to Höegh LNG Ltd. in the amounts of $48.5 million, $101.5 million and $40.0 million. All of the promissory notes and accrued interest are payable on demand. The balances in the table above include outstanding principal and accrued interest outstanding.

On February 3, 2014, the $101.5 million Promissory note, excluding accrued interest, was converted to equity. On March 5, 2014, the Company repaid the principal on the $48.5 million Promissory note, excluding accrued interest.

11. Accumulated losses of joint ventures

	As of
(in thousands of U.S. dollars)	March 31, 2014	December 31, 2013
Accumulated losses of joint ventures	$55,971	$54,300

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The Company has a 50% interest in each of SRV Joint Gas Ltd. (owner of GDF Suez Neptune) and SRV Joint Gas Two Ltd. (owner of GDF Suez Cape Ann). The following table presents the summarized financial information for 100% of the combined joint ventures on an aggregated basis.

	Three months ended March 31,
(in thousands of U.S. dollars)	2014	2013
Time charter revenues	$20,498	$20,008

Total revenues	20,498	20,008

Operating expenses	(4,289)	(4,022)
Depreciation and amortization	(4,724)	(4,674)

Operating income	11,485	11,312

Unrealized gain (loss) on derivative instruments	(6,308)	15,483
Other financial expense, net	(8,673)	(9,118)

Net income (loss)	$(3,496)	$17,677

Share of joint ventures owned	50%	50%

Share of joint ventures’ net income (loss) before eliminations	(1,748)	8,839

Eliminations	77	77

Equity in earnings (losses) of joint ventures	$(1,671)	$8,916

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of
(in thousands of U.S. dollars)	March 31, 2014	December 31, 2013
Cash and cash equivalents	$11,155	$11,578
Other current assets	1,795	2,530

Total current assets	12,950	14,108

Restricted cash	25,104	25,104
Vessels, net of accumulated depreciation	588,542	592,092
Other long-term assets	2,447	2,538

Total long-term assets	616,093	619,734

Current portion of long-term debt	19,826	19,522
Loans due to owners and affiliates	14,104	15,246
Derivative financial instruments	25,768	26,274
Other current liabilities	8,252	8,270

Total current liabilities	67,950	69,312

Long-term debt	517,064	522,136
Loans due to owners and affiliates	31,921	34,795
Derivate financial liabilities	82,580	75,766
Other long-term liabilities	22,452	21,261

Total long-term liabilities	654,017	653,958

Net liabilities	$(92,924)	$(89,428)

Share of joint ventures owned	50%	50%

Share of joint ventures’ net liabilities before eliminations	(46,462)	(44,714)

Eliminations	(9,509)	(9,586)

Accumulated losses of joint ventures	$(55,971)	$(54,300)

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

12. Related party transactions

The Company has been an integrated part of Höegh LNG for each of the three months ended March 31, 2014 and 2013. See notes 10 and 13 for amounts, loans and promissory notes due to owners and affiliates as of March 31, 2014 and December 31, 2013. As such, Höegh LNG has provided general and corporate management services to the Company. As described in note 2, certain administrative expenses have been included in the unaudited interim condensed combined carve-out financial statements based on actual hours incurred. In addition, management has allocated remaining administrative expenses and Höegh LNG management’s share based payment costs based on the number of vessels, newbuildings and business development projects of Höegh LNG. A subsidiary of Höegh LNG has provided the building supervision of the newbuilding and Mooring. Amounts included in the combined carve-out statements of income or capitalized in the unaudited interim condensed combined carve-out balance sheets for the three months ended March 31, 2014 and 2013 and as of March 31, 2014 and December 31, 2013 are as follows:

Statement of income:	Three months ended March 31,
(in thousands of U.S. dollars)	2014	2013
Operating expenses
Hours and overhead(1)	$672	$419
Allocated administration expenses(2)	2,965	906
Construction contract expense: supervision cost(3)	312	247
Construction contract expense: capitalized interest(4)	601	56
Financial (income) expense
Interest income from joint ventures(5)	(466)	(554)
Interest expense from Höegh LNG and affiliates(6)	81	12

Total	$4,165	$1,086

	As of
Balance sheet (in thousands of U.S. dollars)	March 31, 2014	December 31, 2013
Newbuilding
Newbuilding supervision cost(5)	$468	$4,935
Interest capitalized from Höegh LNG and affiliates(4)	1,308	4,579

Total	$1,776	$9,514

1)	Hours, travel expenses and overhead: A subsidiary of Höegh LNG provides management, accounting, bookkeeping and administrative support. These services are charges based upon the actual hours incurred for each individual as registered in the time-write system based on a rate which includes a provision for overhead and any associated travel expenses.
2)	Allocated administrative expenses: As described in note 2, administrative expenses of Höegh LNG that cannot be attributed to a specific vessel or project based upon the time-write system have been allocated to the unaudited interim condensed combined carve-out income statement based on the number of vessels, newbuildings and certain business development projects of Höegh LNG. For the three months ended March 31, 2014 and 2013, the allocated expenses also include cost incurred in preparation for the IPO.
3)

Supervision cost:    Höegh LNG Fleet Management AS manages the newbuilding process including site supervision including manning for the services and direct accommodation and travel cost. Manning costs are based upon actual hour incurred. Such costs, excluding overhead charges, are capitalized as part of the cost of the newbuilding and included in the construction contract expense for the Mooring.

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

4)	Interest expense capitalized from Höegh LNG and affiliates: As described under 6) below, Höegh LNG and its affiliates have provided funding for the PGN FSRU Lampung and the Mooring (a component of the construction contract expense), which qualify under US GAAP as capitalized interest for the construction in progress.
5)	Interest income from joint ventures: The Company and its joint venture partners have provided subordinated financing to the joint ventures as shareholder loans. Interest income for the Company’s shareholder loans to the joint ventures is recorded as interest income. In the combined carve-out statements of cash flows, the interest paid is treated as a return on investment and included in net cash flows from operating activities.
6)	Interest expense from Höegh LNG and affiliates: Höegh LNG and its affiliates have provided loans and promissory notes (see note 10) and intercompany funding for the construction of the PGN FSRU Lampung, the construction contract expense of the Mooring. Prior to transfer of the newbuilding and contracts to PT Hoegh LNG Lampung and the establishment of the promissory notes in October 2013, the carve-out financial statements include an allocation of debt and interest expense from Höegh LNG for the funding of construction of the PGN FSRU Lampung and the construction contract expense of the Mooring. Refer to 4) above which describes the interest expense, which was capitalized.

13. Financial Instruments

Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash —The fair value of the cash and cash equivalents and restricted cash approximates its carrying amounts reported in the combined carve-out balance sheets.

Advances (shareholder loans) to joint ventures —The fair values of the fixed rate subordinated shareholder loans are estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the joint ventures.

Amounts due to owners and affiliates —The fair value of the non-interest bearing payable approximates its carrying amounts reported in the combined carve-out balance sheets since it is to be settled consistent with trade payables.

Loans and promissory notes due to owners and affiliates —The fair values of the variable-rate and the fixed rate loans and promissory notes approximates their carrying amounts of the liabilities and accrued interest reported in the combined carve-out balance sheets since the amounts are payable on demand. See note 15.

Derivative financial instruments —The fair values of the interest rates swaps is estimated based on the present value of cash flows over the term of the instrument based on the relevant LIBOR interest rate curves.

The fair value estimates are categorized by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring basis, as well as the estimated fair value of the financial instruments that are not accounted for at a fair value on a recurring basis.

		As of March 31, 2014		As of December 31, 2013
(in thousands of U.S. dollars)	Level	Carrying amount Asset (Liability)	Fair value Asset (Liability)	Carrying amount Asset (Liability)	Fair value Asset (Liability)
Recurring:
Cash and cash equivalents	1	$4,957	4,957	108	108
Restricted cash	1	—	—	10,700	10,700
Derivative financial instruments	2	(3,466)	(3,466)	—	—
Other:
Advances (shareholder loans) to joint ventures	2	22,944	23,303	24,510	25,242
Current amounts due to owners and affiliates	2	(7,446)	(7,446)	(15,207)	(15,207)
Loans and promissory notes due to owners and affiliates	2	(45,132)	(45,132)	(193,430)	(193,430)

Financing Receivables

The following table contains a summary of the loan receivables by type of borrower and the method by which the credit quality is monitored on a quarterly basis:

			As of
Class of Financing Receivables (in thousands of U.S. dollars)	Credit quality indicator	Grade	March 31, 2014	December 31, 2013
Shareholder loans to joint ventures	Payment activity	Performing	$22,944	24,510

The shareholder loans to joint ventures are classified as advances to joint ventures in the unaudited condensed interim combined carve-out balance sheet as of March 31, 2014 and December 31, 2013. See note 8.

14. Risk management and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy.

Foreign exchange risk

All revenues, financing, interest expenses from financing and most expenditures for newbuildings are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the three months ended March 31, 2014 and 2013, no derivative financial instruments have been used to manage foreign exchange risk.

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Interest rate risk

Interest rate swaps can be utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on its outstanding floating-rate debt. As of March 31, 2014, there are forward starting interest rate swap agreements on the $299 million Lampung floating rate debt that are designated as cash flow hedges for accounting purposes. No derivative instruments were outstanding as of December 31, 2013. As of March 31, 2014, the following interest rate swap agreements were outstanding:

(in thousands of U.S. dollars)	Interest rate index	Notional amount	Fair value carrying amount liability	Term	Fixed interest rate(1)
LIBOR-based debt
Interest rate swaps(2)	LIBOR	$237,100	(3,466)	Sept 2026	2.8%

1)	Excludes the margins paid on the floating-rate debt.
2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the combined carve-out balance sheets.

(in thousands of U.S. dollars)	Current liabilities: derivative financial instruments	Long-term liabilities: derivative financial instruments
As of March 31, 2014
Interest rate swaps	$(2,865)	$(601)

As of December 31, 2013
Interest rate swaps	$—	$—

Unrealized and realized gains (losses) of the interest rate swap and related income tax (benefits) expenses are recognized in other comprehensive income in the unaudited condensed interim combined carve-out statements of comprehensive income for cash flow hedges. As of March 31, 2014, the unrealized loss and the related income tax benefit related to the interest rate swap recorded in other comprehensive income were $3,466 and $866, respectively.

Credit risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash and interest rate swap agreements, if applicable. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions.

Concentrations of risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, unbilled construction contract income and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. Credit risk related to

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

receivables is limited by performing ongoing credit evaluations of the customers’ financial condition. In addition, time charters generally require the payment of the time charter rates on the first banking day of the month of hire which limits the risk of non-performance. The Company has made advances for the construction of the PGN FSRU Lampung to Hyundai Heavy Industries Co Ltd (“HHI”). The ownership of the PGN FSRU Lampung is transferred from the yard to the Company at delivery. The credit risk of the advances is, to a large extent, reduced through irrevocable refund guarantees issued by banks. As of March 31, 2014, cumulative installment payments made to HHI amounted to approximately $101.2 million for the FSRU under construction. In addition, the Company has made advances to subcontractors for the construction of the Mooring of approximately $40.7 million as of March 31, 2014 which do not have bank guarantees and would be subject to loss if the contractor failed to deliver. The PGN FSRU Lampung and the Mooring were delivered to the Company in the second quarter of 2014 (note 17).

15. Commitments and contingencies

Contractual commitments

On December 12, 2012, a contract with HHI was entered for the construction of the PGN FSRU Lampung. Separate contracts related to the construction of the Mooring and the installation of the Mooring were entered into on November 16, 2012 and December 12, 2013, respectively. As of March 31, 2014, the remaining contractual commitments required to be made in 2014 under the shipbuilding and Mooring contracts are $163.9 million. The PGN FSRU Lampung and the Mooring were delivered to the Company in the second quarter of 2014 (note 17).

Contingencies

PGN delayed liquidating damages

Subject to certain conditions caused by PGN, the Company is committed to pay a day rate for delayed liquidating damages to PGN up to a maximum amount of $10.7 million if the PGN FSRU Lampung is not connected to the Mooring and ready to deliver LNG by the scheduled arrival date. The delayed liquidating damages are subject to recapture provisions pending the timely completion of the commissioning based on provisions of the agreement. As of December 31, 2013, cash collateral of $10.7 million, classified as restricted cash in the combined carve-out balance sheet, was provided for a letter of credit arrangement for this amount. As part of the $299 million Lampung facility, a $10.7 million letter of credit facility replaced the original letter of credit arrangement and the restricted cash was released in the first quarter of 2014.

16. Supplemental cash flow information

	Three months ended March 31,
(in thousands of U.S. dollars)	2014	2013
Supplemental disclosure of non-cash financing activities:
Non-cash capital contribution from conversion of debt	$101,500	$—

17. Subsequent events (Pending final confirmation)

On April 8, 2014, the Company drew $161.1 million of the $299 million Lampung facility (note 9), of which $18.0 million and $143.1 million was drawn on the FSRU tranche and export credit tranche, respectively.

HÖEGH LNG PARTNERS LP PREDECESSOR

NOTES TO THE UNAUDITED CONDENSED INTERIM COMBINED CARVE-OUT

FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

On April 18, 2014, the PGN FSRU Lampung was delivered to the Company from HHI. The FSRU arrived in Indonesia and cleared customs May 13, 2014. The FSRU has been connected to the Mooring. PGN has paid 90% of the Mooring price. The time charter will begin when the FSRU, Mooring and pipeline connecting the Mooring to the land terminal are ready for delivery of LNG and the start of commissioning. This is pending PGN’s pipeline contractor drying and pigging the pipeline, which is expected to be complete in July.

Report of Independent Auditors

The Board of Directors of Höegh LNG Holdings Ltd.

We have audited the accompanying combined financial statements of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., which comprise the combined balance sheets as of December 31, 2013 and 2012, and the related combined statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. at December 31, 2013 and 2012, and the combined results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young AS

Oslo, Norway

April 1, 2014

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

COMBINED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of U.S. dollars)

	Notes	2013	2012
REVENUES
Time charter revenues	3	$82,220	$82,151

Total revenues		82,220	82,151

OPERATING EXPENSES
Vessel operating expenses	11	(15,404)	(15,049)
Administrative expenses	11	(2,122)	(2,254)
Depreciation and amortization	6	(18,722)	(18,735)

Total operating expenses		(36,248)	(36,038)

Operating income		45,972	46,113

FINANCIAL INCOME (EXPENSES), NET
Interest income	4	—	1
Interest expense	4, 5, 11	(36,169)	(38,065)
Gain on derivative instruments	4, 13	70,075	1,386
Other financial items, net	4	(38)	(36)

Total financial income (expense), net		33,868	(36,714)

Income before tax		79,840	9,399

Income tax expense		—	—

Net income		$79,840	$9,399

The accompanying notes are an integral part of the combined financial statements.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of U.S. dollars)

	2013	2012
Net income	$79,840	$9,399
Other comprehensive income	—	—

Comprehensive income	$79,840	$9,399

The accompanying notes are an integral part of the combined financial statements.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

COMBINED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2012

(in thousands of U.S. dollars)

	Notes	2013	2012
ASSETS
Current assets
Cash and cash equivalents	12	$11,578	$11,293
Trade receivables		31	185
Deferred debt issuance cost	5	368	371
Prepaid expenses		2,131	1,288

Total current assets		14,108	13,137

Long-term assets
Restricted cash	10,12	25,104	25,104
Vessels, net of accumulated depreciation	6,11,14	592,092	609,771
Deferred debt issuance cost	5	2,538	2,906

Total long-term assets		619,734	637,781

Total assets		$633,842	$650,918

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	10,12	$19,522	$18,350
Amounts due to owners and affiliates	7	15,246	14,548
Derivative financial instruments	13	26,274	25,116
Prepaid and deferred revenue	8	1,730	984
Accrued liabilities	9	6,540	6,228

Total current liabilities		69,312	65,226

Long-term liabilities
Long-term debt	10,12	522,136	541,658
Loans due to owners	7,12	34,795	43,991
Derivative financial instruments	13	75,766	146,998
Prepaid and deferred revenue	8	21,261	22,313

Total long-term liabilities		653,958	754,960

Total liabilities		723,270	820,186

EQUITY
Paid in capital		100	100
Retained deficit		(89,528)	(169,368)

Total equity		(89,428)	(169,268)

Total liabilities and equity		$633,842	$650,918

The accompanying notes are an integral part of the combined financial statements.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

COMBINED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of U.S. dollars)

	Paid in Capital	Retained Deficit	Accumulated Other Comprehensive Income	Total Equity
Balance as of December 31, 2011	$100	(178,767)	—	$(178,667)
Net income	—	9,399	—	9,399
Other comprehensive income	—	—	—	—

Balance as of December 31, 2012	100	(169,368)	—	(169,268)

Net income	—	79,840	—	79,840
Other comprehensive income	—	—	—	—

Balance as of December 31, 2013	$100	(89,528)	—	$(89,428)

The accompanying notes are an integral part of the combined financial statements.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(in thousands of U.S. dollars)

	2013	2012
OPERATING ACTIVITIES
Net income	$79,840	$9,399
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,722	18,735
Unrealized gain on derivative financial instrument	(70,075)	(1,386)
Accrued interest expense on loans to owners	2,763	3,239
Amortization of deferred revenue	(942)	(1,353)
Amortization of deferred debt issuance cost	371	372
Expenditure for drydocking	—	(1,443)
Cash received and recorded as deferred revenue	722	4,314
Other adjustments	(86)	77
Working capital:
Trade receivables	154	(185)
Prepaid expenses	(842)	(624)
Amounts due to owners and affiliates	(177)	730
Accrued liabilities	312	66

Net cash provided by operating activities	30,762	31,941

INVESTING ACTIVITIES
Expenditure for vessel modification and equipment	(1,043)	(2,870)

Net cash used in investing activities	(1,043)	(2,870)

FINANCING ACTIVITIES
Repayment of long-term debt	(18,350)	(17,249)
Repayment of principal of loans due to owners	(11,084)	(12,018)

Net cash provided by financing activities	(29,434)	(29,267)

Increase (decrease) in cash and cash equivalents	285	(196)
Cash and cash equivalents, beginning of year	11,293	11,489

Cash and cash equivalents, end of year	$11,578	$11,293

The accompanying notes are an integral part of the combined financial statements.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

1. Description of business

Höegh LNG Partners LP (the “Partnership”) will be formed under the laws of the Marshall Islands as an indirect 100% owned subsidiary of Höegh LNG Holdings Ltd. (“Höegh LNG”) for the purpose of acquiring the interests in a wholly-owned subsidiary, a partially-owned subsidiary and two partially owned joint ventures of Höegh LNG described in these combined financial statements.

These combined financial statements which include the individual financial statements of SRV Joint Gas Ltd., owner of the GDF Suez Neptune, and SRV Joint Gas Two Ltd., the owner of the GDF Suez Cape Ann, have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for the purpose of meeting the requirements of Securities and Exchange Commission Rule 3-09 of Regulation S-X. Höegh LNG owns 50% in each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., and the remaining 50% ownership interests are held by joint venture partners, Mitsui O.S.K.Lines, Ltd. and Tokyo LNG Tanker Co. The GDF Suez Neptune and the GDF Suez Cape Anne are floating storage regasification units (“FSRUs”) and are collectively referred to in these combined financial statements as the vessels or the “FSRUs.” SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. are referred to in these combined financial statements individually as the “joint venture” and together as the” joint ventures.”

The GDF Suez Neptune and the GDF Suez Cape Ann operate under long-term time charters with GDF Suez Global LNG Supply SA (“GDF Suez”), with expiration dates in 2029 and 2030, respectively, and, in each case, with an option to extend for up to two additional periods of five years each. In the years ended December 31, 2013 and 2012, 100% of the joint ventures’ total revenues were derived from GDF Suez.

Höegh LNG Fleet Management AS, a subsidiary of Höegh LNG, provided commercial and technical operations of the FSRUs for the years ended December 31, 2013 and 2012.

The following table lists the entities combined in these combined financial statements and their purpose as of December 31, 2013.

Name	Jurisdiction of Incorporation	Purpose
SRV Joint Gas Ltd. (50% ownership)	Cayman Islands	Owns GDF Suez Neptune
SRV Joint Gas Two Ltd. (50% ownership)	Cayman Islands	Owns GDF Suez Cape Ann

2. Significant accounting policies

a. Basis of presentation

The combined financial statements include the financial statements of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., which are under common management. The combined financial statements are prepared in accordance with the US GAAP policies of the Partnership. All inter-company balances and transactions are eliminated.

b. Accounting policies

Foreign currencies

The reporting currency in the combined financial statements is the U.S. dollar, which is the functional currency of each of the joint ventures. All revenues are received in U.S. dollars and a majority of the expenditures for investments and all of the long-term debt and shareholder loans are denominated in U.S. dollars. Transactions denominated in other currencies during the year are converted into U.S. dollars using the exchange rates in effect

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

at the time of the transactions. Monetary assets and liabilities that are denominated in currencies other than the U.S. dollar are translated at the exchange rates in effect at the balance sheet date. Resulting gains or losses are reflected in the accompanying combined statements of income.

Time charter revenues and related expenses

Time charter revenues:

Revenue arrangements may include the right to use FSRUs for a stated period of time that meet the criteria for operating lease accounting, in addition to providing a time charter service element. Time charter revenues consist of charter hire payments under time charters, fees for providing time charter services, fees for reimbursement for actual vessel operating expenses and drydocking costs borne by the charterer on a pass through basis; as well as fees for the reimbursement of certain vessel modifications or other costs borne by the charterer.

The lease element of time charters accounted for as operating leases and any upfront payments for amounts reimbursed by the charterer are recognized on a straight line basis over the term of the charter.

Revenues for the lease element of time charters are not recognized for days that the FSRUs are off-hire.

Fees for providing time charter services and reimbursements for actual vessel operating expenses are recognized as revenues as services are performed. Revenues for the time charter services element are not recognized for days that the FSRUs are off-hire.

Upfront payments of fees for reimbursement of drydocking costs are recognized on a straight line basis over the period to the next drydocking, which is generally five years.

Related expenses:

Voyage expenses include bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees. Voyage expenses are all expenses unique to a particular voyage and when a vessel is on hire under time charters are the responsibility of, and paid directly by the charterers and not included in the income statement. When the vessel is off-hire, voyage expenses, principally fuel, may also be incurred and are paid by the joint venture.

Vessel operating expenses, reflected in expenses in the income statement, include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and technical management fees. Höegh LNG Fleet Management AS, a subsidiary of Höegh LNG, provides the technical operation services of the FSRUs. Therefore, the joint ventures have no employees. When the vessel is on hire, vessel operating expenses are invoiced as fees to the charterer. When the vessel is off-hire, vessel operating expenses are not invoiced to the charterer.

Voyage expenses, if applicable, and vessel operating expenses are expensed when incurred.

Insurance claims

Insurance claims for property damage are recorded, net of any deductible amounts, for recoveries up to the amount of loss recognized when the claims submitted to insurance carriers are probable of recovery. Claims for property damage in excess of the loss recognized and for loss off hire are considered gain contingencies, which are recognized when the proceeds are received.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Income taxes

The joint ventures are not liable for income taxes to the Cayman Islands and therefore would only incur income tax liabilities to the extent assessed by countries in which they operate. As of December 31, 2013 and 2012, the joint ventures had incurred no income tax expenses or liabilities.

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income earned by a non-U.S. company from the operation of ships in international transportation is generally exempt from U.S. tax if the company operating the ships meets, among other things, the following three requirements: (1) the company is organized in a country which grants an equivalent exemption from income taxes to U.S. corporations with respect to that type of international transportation income; (2) the company is more than 50% owned, or is treated as owned after applying certain attribution rules, by individuals who are residents, as defined, in such country or another foreign country that grants an equivalent exemption to U.S. corporations; and (3) the company meets certain substantiation, reporting and other requirements. The joint ventures believe that they qualified for the exemption for 2013 and 2012 and, therefore, they were not subject to tax on their U.S. source income.

Cash and cash equivalents

Cash, banks deposits, time deposits and highly liquid investments with original maturities of three months or less are recognized as cash and cash equivalents.

Restricted cash

Restricted cash consist of bank deposits, which may only be used to settle payments as required by loan agreements. Restricted cash is classified as long-term when the settlement or required loan agreement period is more than 12 months from the balance sheet date.

Trade receivables and allowance for doubtful accounts

Trade receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in existing accounts receivable based on historical write-off experience and customer economic data. Account balances are charged off against the allowance when management believes that the receivable will not be recovered. The allowance for doubtful accounts was $0 for the years ended December 31, 2013 and 2012.

Deferred debt issuance costs

Debt issuance costs, including arrangement fees and legal expenses, are deferred and presented as deferred debt issuance cost in the combined balance sheet and amortized on an effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included as a component of interest expense. If a loan is repaid early, any unamortized portion of the deferred debt issuance costs is recognized as interest expense in the period in which the loan is repaid.

Vessels

All costs incurred during the construction of newbuildings, including interest and supervision and technical costs, are capitalized. Vessels are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 35 years for the FSRUs.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Modifications to the vessels, including the addition of new equipment, which improves or increases the operational efficiency, functionality or safety of the vessels are capitalized. These expenditures are amortized over the estimated useful life of the modification.

Expenditures covering recurring routine repairs and maintenance are expensed as incurred.

Drydocking expenditures are capitalized when incurred and amortized over the period until the next anticipated drydocking. For vessels that are newly built, the “built-in overhaul” method of accounting is applied. Under the built-in overhaul method, costs of the newbuilding are segregated into costs that should be depreciated over the useful life of the vessel and costs that require drydocking at periodic intervals, generally five years. The drydocking component is amortized until the date of the first drydocking following the delivery, upon which the actual drydocking cost is capitalized and the process is repeated. Costs of drydocking incurred to meet regulatory requirements or improve the vessel’s operating efficiency, functionality or safety are capitalized. Costs incurred related to routine repairs and maintenance performed during drydocking are expensed.

Impairment of long-lived assets

Vessels are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. When such events or changes in circumstances are present, the recoverability of vessels are assessed by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the vessel’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. An impairment loss is recognized based on the excess of the carrying amount over the fair value of the vessel.

Derivative instruments

Derivatives are entered into to reduce market risks associated with its operations. The joint ventures have interest rate swaps for the management of interest rate risk exposure. The interest rate swaps have the effect of converting a portion of the outstanding debt from a floating to a fixed rate over the life of the transactions. As of December 31, 2013 and 2012, the interest rate swaps were not designated as hedges for accounting purposes.

All derivative instruments are initially recorded at fair value as either current or long-term assets or liabilities as derivative financial instruments in the combined balance sheet and are subsequently remeasured to fair value. The changes in the fair value of the derivative financial instruments are recognized in earnings under financial income (expenses), net as gain (loss) on derivative instruments.

Prepaid and deferred revenue

Prepaid revenue includes prepayments of fees for charter hire, vessel operating expenses or other future services. Deferred revenues include payments from charterers for certain vessel modifications and upfront payments for drydocking costs which is amortized over the charter term or until the next planned drydocking, respectively.

Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates subject to such estimates and assumptions include the useful lives of vessels, drydocking and the valuation of derivatives.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Recent accounting pronouncements

There are no recent accounting pronouncements, whose adoption would have a material impact on the combined financial statements in the current year or that are expected to have a material impact on the combined financial statements in future years.

3. Time charter revenues

As at December 31, 2013, the minimum contractual future revenues to be received under the time charters as of December 31, 2013, during the next five years and thereafter are as follows:

(in thousands of U.S. dollars)	Total
2014	$65,375
2015	65,375
2016	65,375
2017	65,375
2018	65,375
Thereafter	729,838

Total	$1,056,713

The long-term time charters for the GDF Suez Neptune and the GDF Suez Cape Ann with GDF Suez have initial terms of 20 years expiring in 2029 and 2030, respectively. The time charters are accounted for as operating leases. The minimum contractual future revenues include the fixed payments for the lease and services elements for the 20 year period but exclude the variable fees from the charterer for vessel operating and drydocking costs. Additionally, each time charter has options to extend the contract term for two five-year periods. Payments for option periods are not included in minimum contractual future revenues until such time as the options are exercised.

4. Financial income (expenses)

	Years ended
	December 31,
(in thousands of U.S. dollars)	2013	2012
Interest income	$—	$1

Interest expense:
Interest expense	(35,798)	(37,693)
Amortization of deferred debt issuance cost	(371)	(372)

Total interest expense	(36,169)	(38,065)

Unrealized gain on derivative instruments	70,075	1,386
Other financial items, net	(38)	(36)

Total financial income (expense), net	$33,868	$(36,714)

Interest expense for the years ended December 31, 2013 and 2012 included interest expense of $4,243 and $4,961, respectively, on the subordinated shareholders loans from joint venture owners (note 11). The unrealized gain on derivative instruments related to the mark to market adjustment on the interest rate swaps (note 13).

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

5. Deferred debt issuance cost

Deferred debt issuance costs are deferred and amortized to interest expense over the term of the related debt. The deferred debt issuance costs are comprised of the following amounts:

	As of
	December 31,
(in thousands of U.S. dollars)	2013	2012
Deferred debt issuance cost	$4,607	$4,607
Accumulated amortization	(1,701)	(1,330)

Total deferred debt issuance cost	2,906	3,277

Current deferred debt issuance cost	368	371
Long-term deferred debt issuance cost	2,538	2,906

Total deferred debt issuance cost	$2,906	$3,277

Amortization expense of deferred debt issuance cost, a component of interest expense, was $371 and $372 for the years ended December 31, 2013 and 2012, respectively.

6. Vessels, net of accumulated depreciation

		Dry-
(in thousands of U.S. dollars)	Vessel	Docking	Total
Historical cost December 31, 2011	$651,543	$7,000	$658,543
Additions	2,870	1,443	4,313
Disposals	—	—	—

Historical cost December 31, 2012	654,413	8,443	662,856

Accumulated depreciation December 31, 2011	(31,785)	(2,565)	(34,350)
Depreciation for the year	(17,343)	(1,392)	(18,735)

Accumulated depreciation December 31, 2012	(49,128)	(3,957)	(53,085)

Vessel, net December 31, 2012	$605,285	$4,486	$609,771

		Dry-
(in thousands of U.S. dollars)	Vessel	Docking	Total
Historical cost December 31, 2012	$654,413	$8,443	$662,856
Additions	1,043	—	1,043
Disposals	—	—	—

Historical cost December 31, 2013	655,456	8,443	663,899

Accumulated depreciation December 31, 2012	(49,128)	(3,957)	(53,085)
Depreciation for the year	(17,371)	(1,351)	(18,722)

Accumulated depreciation December 31, 2013	(66,499)	(5,308)	(71,807)

Vessel, net December 31, 2013	$588,957	$3,135	$592,092

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

7. Amounts and loans due to owners and affiliates

Amounts due to owners and affiliates include trade liabilities and the current portion of the long-term loans due to owners. Trade liabilities due to owners and affiliates principally relate to short term funding of operations by affiliates and do not bear interest.

	As of
	December 31,
(in thousands of U.S. dollars)	2013	2012
Trade liabilities due to owners and affiliates	$1,021	$1,198
Current portion of long-term loans due to owners	14,225	13,350

Amounts due to owners and affiliates	$15,246	$14,548

The current portion of long-term loans, included in the table above, and long-term loans due to owners and affiliates are as follows:

	As of
	December 31,
(in thousands of U.S. dollars)	2013	2012
Current portion of long-term loans due to owners	$14,225	$13,350
Long-term loans due to owners	34,795	43,991

Total loans due to owners	$49,020	$57,341

The loans due to owners consist of shareholders loans where the principal amounts, including accrued interest, are repaid based on available cash after servicing of long-term bank debt. The shareholder loans are due not later than the 12th anniversary of delivery date of each FSRU. The GDF Suez Neptune and the GDF Suez Cape Ann were delivered November 30, 2009 and June 1, 2010, respectively. The shareholders loans are subordinated to the long-term bank debt, consisting of the Neptune facility and the Cape Ann facility described in note 10. Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of the joint ventures. The shareholder loans bear interest at a fixed rate of 8.0% per year. Höegh LNG has loaned 50% the outstanding balance and the other joint venture partners have, on a combined basis, an equal amount of shareholder loans outstanding at the same terms to each of the joint ventures.

The shareholder loans have financed part of the construction of the vessels and operating expenses until the delivery and commencement of operations of the GDF Suez Neptune and the GDF Suez Cape Ann. In 2011, the joint ventures began repaying principal and a portion of the interest expense based on available cash after servicing of the external debt. The quarterly payments include a payment of interest for the first month of the quarter and a repayment of principal. Interest is accrued for the last two months of the quarter for repayment in the latter years of the loans. However, there is no fixed repayment schedule. Since the shareholder loans are subordinated to long-term bank debt, the repayment plan is subject to quarterly discretionary revisions based on available cash after servicing of the long-term bank debt.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

8. Prepaid and deferred revenue

	As of
(in thousands of U.S. dollars)	December 31,
	2013	2012
Current deferred revenue	$1,730	$984
Long-term deferred revenue	21,261	22,313

Total prepaid and deferred revenue	$22,991	$23,297

9. Accrued liabilities

	As of
	December 31,
(in thousands of U.S. dollars)	2013	2012
Accrued external interest expense	$5,189	$5,371
Other accruals	1,351	857

Accrued liabilities	$6,540	$6,228

10. Debt

	As of
	December 31,
(in thousands of U.S. dollars)	2013	2012
$300 million Neptune facility	$267,420	$276,647
$300 million Cape Ann facility	274,238	283,361

Total debt	541,658	560,008

Less: Current portion of long-term debt	(19,522)	(18,350)

Long-term debt	$522,136	$541,658

Neptune facility

In December 2007, the joint venture owning GDF Suez Neptune, as the borrower, entered into a $300 million secured facility with a syndicate of banks as long term financing of the construction the GDF Suez Neptune (the “Neptune facility”). The facility is secured with a first priority mortgage of the GDF Suez Neptune, an assignment of its rights under the time charter and a pledge of the borrower’s cash accounts. Höegh LNG and the other owners of the borrower have provided a negative pledge of shares in the borrower as security for the facility. In addition, Höegh LNG and MOL guarantee funding of drydocking costs and remarketing efforts in the event of an early termination of the charter.

The Neptune facility is repayable in quarterly installments over twelve years with a final balloon payment of $165 million due in April 2022. The Neptune facility bears interest at a rate equal to three month LIBOR plus a margin of 0.5%. The syndicate of banks also provides interest rate swaps to the borrower (see note 13), which are not reflected in the LIBOR rate for the facility.

There were no financial covenants in the Neptune facility as of December 31, 2013 and 2012, but certain other covenants and restrictions apply. The borrower is required to maintain insurance coverage for damage to the FSRU equivalent to 120% of the aggregate outstanding loan balance and loss of hire insurance. The borrower

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

must maintain cash accounts with the syndicate of banks for its operating account, restricted cash for debt service for the next six months including interest payment on the facility and associated interest rate swap agreements and certain distribution accounts. Cash in the operating account from charter hire will be applied for the following purposes in the following order; first, to pay operating costs, insurance, taxes and technical management fees; second, to transfer funds to the restricted cash account for debt service until reserve requirements are met; finally, to transfer funds to certain distribution accounts. Certain conditions apply to making disbursements or paying dividends from the distribution accounts, including maintaining certain debt service ratios, or the written consent of the lenders. The facility agreement limits the borrower’s ability to raise additional debt, enter into certain material transactions and make guarantees.

Cape Ann facility

In December 2007, the joint venture owning GDF Suez Cape Ann, as the borrower, entered into a $300 million secured facility with a syndicate of banks as long term financing of the construction the GDF Suez Cape Ann (the “Cape Ann facility”). The facility is secured with a first priority mortgage of the GDF Suez Cape Ann, an assignment of its rights under the time charter and a pledge of the borrower’s cash accounts. Höegh LNG and the other owners of the borrower have provided a negative pledge of shares in the borrower as security for the facility. In addition, Höegh LNG and MOL guarantee funding of drydocking costs and remarketing efforts in the event of an early termination of the charter.

The Cape Ann facility is repayable in quarterly installments over twelve years with a final balloon payment of $165 million due in October 2022. The Cape Ann facility bears interest at a rate equal to three month LIBOR plus a margin of 0.5%. The syndicate of banks also provides interest rate swaps to the borrower (see note 13), which are not reflected in the LIBOR rate for the facility.

There are no financial covenants in the Cape Ann facility as of December 31, 2013 and 2012, but certain other covenants and restrictions apply. The borrower is required to maintain insurance coverage for damage to the FSRU equivalent to 120% of the aggregate outstanding loan balance and loss of hire insurance. The borrower must maintain cash accounts with the syndicate of banks for its operating account, restricted cash for debt service for the next six months including interest payment on the facility and associated interest rate swap agreements and certain distribution accounts. Cash in the operating account from charter hire will be applied for the following purposes in the following order; first, to pay operating costs, insurance, taxes and technical management fees; second, to transfer funds to the restricted cash account for debt service until reserve requirements are met; finally, to transfer funds to certain distribution accounts. Certain conditions apply to making disbursements or paying dividends from the distribution accounts, including maintaining certain debt service ratios, or the written consent of the lenders. The facility agreement limits the borrower’s ability to raise additional debt, enter into certain material transactions and make guarantees.

The debt is denominated in U.S. dollars and bears interest at floating rates at a weighted average interest rate for the years ended December 31, 2013 and 2012 of 1.09% and 0.90%, respectively.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The outstanding debt as of December 31, 2013 is repayable as follows:

Year Ending December 31,
(in thousands of U.S. dollars)
2014	$19,522
2015	20,768
2016	22,093
2017	23,503
2018	25,003
2019 and thereafter	430,769

Total	$541,658

11. Related party transactions

The joint ventures are single purpose joint ventures owning and operating the FSRUs. See note 7 for amounts and loans due to owners and affiliates. The joint ventures do not have any employees. As described in note 1, a subsidiary of Höegh LNG, has charged the joint ventures for the years ended December 31, 2013 and 2012 for the provision of technical and commercial management of the FSRUs. Amounts included in the combined statements of income or capitalized in the combined balance sheets as of and for the years ended December 31, 2013 and 2012 are as follows:

	Year ended
Statement of income: (in thousands of U.S. dollars)	December 31,
	2013	2012
Vessel operating expenses:
Technical management fees for FSRUs(1)	$1,300	$1,300
Other vessel operating expenses(2)	14,104	13,749
Administrative expenses:
Commercial management fees for FRSUs(1)	750	780
Other fees(3)	749	760
Financial expense:
Interest expense from shareholder loans(4)	4,243	4,961

Total	$21,146	$21,550

	As of
Balance sheet (in thousands of U.S. dollars)	December 31,
	2013	2012
Vessels
Supervision cost for modifications(5)	$22	$54

Total long-term assets	$22	$54

1)	Technical and commercial management fees for FSRUs: Höegh LNG Fleet Management AS, a subsidiary of Höegh LNG, provided commercial and technical operations of the FSRUs as well as bookkeeping and administrative support for which it was paid a fixed annual fee as agreed with the charterer and other owners, respectively.
2)	Other vessel operating expenses: In addition to the technical management fees, Höegh LNG Fleet Management AS, invoices the joint ventures for the actual costs incurred for vessel operating expenses such as crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

3)	Other fees: In addition to the commercial management fees, Höegh LNG charges an annual fee to the joint ventures in accordance with agreements with the joint venture owners.
4)	Interest expense from shareholder loans: Höegh LNG and the other owners have provided subordinated financing to the joint ventures as shareholder loans. Interest expense is accrued monthly for the shareholder loans and recorded to interest expense. Under terms of the shareholders’ loan agreement, the principal and interest is repaid based upon available cash after servicing other debt (note 7) and, accordingly, only a portion of the accrued interest expense has been paid for the years ended December 31, 2013 and 2012. In the combined statements of cash flows, the interest expense paid for the period is included in net cash flows provided from operating activities.
5)	Supervision cost for modifications: Höegh LNG Fleet Management AS manages the process for major modifications to vessels including site supervision at the shipyard. Costs include manning for the services and direct accommodation and travel cost. Manning costs are based upon actual hours incurred. Such costs, excluding overhead charges, are capitalized as part of the cost of the modification of the vessel.

12.	Financial Instruments

Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash—The fair value of the cash and cash equivalents and restricted cash approximates its carrying amounts reported in the combined carve-out balance sheets.

Loan due to owners—The fair values of the fixed rate subordinated shareholder loans are estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the joint ventures.

Total debt—The fair values of the variable-rate debt are estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the joint ventures.

The fair value estimates are categorized by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the financial instruments that are not accounted for at a fair value on a recurring basis.

		As of December 31, 2013		As of December 31, 2012
(in thousands of U.S. dollars)	Level	Carrying amount Asset (Liability)	Fair value Asset (Liability)	Carrying amount Asset (Liability)	Fair value Asset (Liability)
Recurring:
Cash and cash equivalents	1	$11,578	$11,578	$11,293	$11,293
Restricted cash	1	25,104	25,104	25,104	25,104
Interest rate swaps	2	102,040	102,040	172,114	172,114
Other:
Loans due to owners	2	(49,020)	(50,485)	(57,341)	(59,594)
Total debt	2	$(541,658)	$(427,669)	$(560,008)	$(432,431)

13. Risk management and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy. As of December 31, 2013 and 2012, there are no derivative instruments designated as hedges for accounting purposes.

Foreign Exchange Risk

All revenues, financing, interest expenses from financing and most expenditures for newbuildings and vessel modifications are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the years ended December 31, 2013 and 2012, no derivative financial instruments have been used to manage foreign exchange risk.

Interest Rate Risk

Interest rate swaps can be utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on its outstanding floating-rate debt. As at December 31, 2013 and 2012, there were interest rate swap agreements on the floating rate debt that are not designated as hedges for accounting purposes. As of December 31, 2013, the following interest rate swap agreements were outstanding:

(in thousands of U.S. dollars)	Interest rate index	Notional amount	Fair value carrying amount liability	Term	Fixed interest rate(1)
LIBOR-based debt
Interest rate swaps(2)	LIBOR	$26,557	$5,192	Oct 2029	5.345%
Interest rate swaps(2)	LIBOR	38,375	7,502	July 2029	5.353%
Interest rate swaps(2)	LIBOR	191,786	37,229	Oct 2029	5.363%
Interest rate swaps(2)	LIBOR	27,035	5,378	Jan 2030	5.385%
Interest rate swaps(2)	LIBOR	39,066	7,659	Apr 2030	5.389%
Interest rate swaps(2)	LIBOR	$195,241	39,080	Jan 2030	5.399%

			$102,040

1)	Excludes the margins paid on the floating-rate loans of 0.5%.
2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the combined balance sheets.

(in thousands of U.S. dollars)	Current liabilities: derivative financial instruments	Long-term liabilities: derivative financial instruments
As of December 31, 2013
Interest rate swaps	$26,274	$75,766

As of December 31, 2012
Interest rate swaps	$25,116	$146,998

Unrealized and realized gains (losses) of the interest rate swap are recognized in earnings and reported in Gain on derivative instruments in the combined statements of income.

	Year ended			Year ended
	December 31, 2013			December 31, 2012
(in thousands of U.S. dollars)	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
Interest rate swaps	$—	70,075	$70,075	$—	1,386	$1,386

Credit risk and concentrations of risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables and interest rate swap agreements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counter parties. There is a single charterer for both vessels so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the charterer’s financial condition. In addition, time charters generally require the payment of the time charter rates on the first banking day of the month of hire which limits the risk of non-performance. Accordingly, no collateral or other security is required. No losses were incurred relating to the charterer for the years ended December 31, 2013 and 2012. While the maximum exposure to loss due to credit risk is the book value at the balance sheet date, should the time charter terminate prematurely, there could be delays in obtaining a new time charter and the rates could be lower depending upon the prevailing market conditions.

14. Commitments and contingencies

Assets Pledged

The following table summarizes the assets pledged for debt facilities as of December 31, 2013 and 2012:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2013	2012
Book value of vessel secured against long-term loans	$592,092	$609,771

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Contingencies:

No contingencies have been identified as of December 31, 2013 and 2012.

15. Supplemental cash flow information

	Year ended
	December 31,
(in thousands of U.S. dollars)	2013	2012
Supplemental cash flow information:
Interest paid	$35,980	$37,863

16. Subsequent events

Management evaluated subsequent events through April 1, 2014, and determined that there were no other items to disclose.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Höegh LNG Partners LP

We have audited the accompanying balance sheet of Höegh LNG Partners LP as of April 28, 2014. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Höegh LNG Partners LP at April 28, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young AS

Oslo, Norway

June 23, 2014

HÖEGH LNG PARTNERS LP

BALANCE SHEET AS OF APRIL 28, 2014 (DATE OF INCEPTION)

(in U.S. dollars)

April 28, 2014
ASSETS	$—

LIABILITIES	$—

EQUITY
Limited Partner equity	1,000
Receivables from limited partner	(1,000)

Total liabilities and equity	$—

The accompanying notes are an integral part of the balance sheet.

HÖEGH LNG PARTNERS LP

NOTES TO THE BALANCE SHEET AS OF APRIL 28, 2014 (DATE OF INCEPTION)

1. Organization and operations

Höegh LNG Partners LP (the “Partnership”) is a Marshall Islands limited partnership formed on April 28, 2014. The Partnership intends to acquire interests in three floating storage regasification units (“FSRUs”) from Höegh LNG Holdings Ltd.

The Partnership intends to offer common units, representing limited partner interest in the Partnership, pursuant to a public offering. In addition, the Partnership will issue to Höegh LNG Holdings Ltd. (i) common units and subordinated units, representing additional limited partner interest in the Partnership, and (ii) incentive distribution rights, which entitle the holder to increasing percentages of the Partnership’s distributions above certain target levels. Höegh LNG GP LLC, a Marshall Islands limited liability company formed on April 14, 2014, is the general partner of the Partnership and will own a non-economic general partner interest in the Partnership.

2. Significant accounting policies

Basis of presentation

This balance sheet has been prepared in accordance with United States generally accepted accounting principles (“US GAAP”). Separate statements of income, changes in partner’s equity and cash flows have not been presented in the financial statements because there have been no activities of the Partnership.

APPENDIX A

FORM OF FIRST AMENDED AND RESTATED AGREEMENT OF

LIMITED PARTNERSHIP OF HÖEGH LNG PARTNERS LP

[To be provided by amendment]

A-1

Höegh LNG Partners LP

Common Units

Representing Limited Partner Interests

PRELIMINARY PROSPECTUS

                    , 2014

Citigroup

Until                     , 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

The section of the prospectus entitled “Our Partnership Agreement—Indemnification” discloses that we will generally indemnify our directors, officers and the affiliates of our general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is also made to the Underwriting Agreement filed as Exhibit                      to this registration statement in which we and certain of its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments that may be required to be made in respect of these liabilities.

Item 7. Recent Sales of Unregistered Securities.

On April 28, 2014, in connection with our formation, we issued (i) to our general partner a non-economic general partner interest in us and (ii) to Höegh LNG the 100.0% limited partner interest in us for $1,000, in an offering exempt from registration under Section 4(2) of the Securities Act.

There have been no other sales of unregistered securities within the past three years.

Item 8. Exhibits and Financial Statement Schedules.

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1**	Certificate of Limited Partnership of Höegh LNG Partners LP

3.2*	Form of First Amended and Restated Agreement of Limited Partnership of Höegh LNG Partners LP (included as Appendix A to the Prospectus)

3.3**	Certificate of Formation of Höegh LNG GP LLC

3.4**	Limited Liability Company Agreement of Höegh LNG GP LLC

5.1*	Opinion of Watson, Farley & Williams LLP as to the legality of the securities being registered

8.1*	Opinion of Vinson & Elkins L.L.P. relating to tax matters

8.2*	Opinion of Watson, Farley & Williams LLP relating to tax matters

8.3*	Opinion of Advokatfirmaet Thommessen AS relating to tax matters

8.4*	Opinion of Vinson & Elkins L.L.P. (UK) relating to tax matters

8.5*	Opinion of Advokatfirmaet PricewaterhouseCoopers AS relating to tax matters

10.1*	Form of Contribution, Purchase and Sale Agreement

10.2**	Form of Omnibus Agreement

10.3**	Form of 2014 Höegh LNG Partners LP Long-Term Incentive Plan

10.4**	Höegh LNG Partners LP Non-Employee Director Compensation Plan

10.5**	Employment Contract, dated November 26, 2013, between Leif Höegh (UK) Ltd. and Richard Tyrrell

Exhibit No.	Description

10.6**	Form of Administrative Services Agreement among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Hoegh LNG Services Ltd

10.7**	Form of Administrative Services Agreement between Hoegh LNG Services Ltd and Höegh LNG AS

10.8**	Commercial Management and Administration Management Agreement, dated November 24, 2009, between SRV Joint Gas Ltd. and Höegh LNG AS (GDF Suez Neptune)

10.9**	Commercial Management and Administration Management Agreement, dated May 19, 2010, between SRV Joint Gas Two Ltd. and Höegh LNG AS (GDF Suez Cape Ann)

10.10**	Baltic and International Maritime Council Standard Ship Management Agreement, dated November 23, 2009, between SRV Joint Gas Ltd. and Höegh LNG Fleet Management AS (GDF Suez Neptune)

10.11**	Baltic and International Maritime Council Standard Ship Management Agreement, dated May 19, 2010, between SRV Joint Gas Two Ltd. and Höegh LNG Fleet Management AS (GDF Suez Cape Ann)

10.12**	Technical Information and Services Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG AS (PGN FSRU Lampung)

10.13**	Master Spare Parts Supply Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Asia Pte. Ltd. (PGN FSRU Lampung)

10.14**	Master Maintenance Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Shipping Services Pte Ltd (PGN FSRU Lampung)

10.15	Sub-Technical Support Agreement, dated April 11, 2014, between Höegh LNG AS and Höegh LNG Fleet Management AS

10.16*†	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA (GDF Suez Neptune)

10.17*†	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated December 20, 2007, among SRV Joint Gas Ltd., Suez LNG Trading SA and SRV Joint Gas Two Ltd., as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Two Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA, as amended by Amendment No. 1, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 2, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as supplemented by the Side Letter, dated November 17, 2013, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA (GDF Suez Cape Ann)

10.18*†	Amendment and Restatement Agreement of the Original Lease, Operation and Maintenance Agreement, dated January 25, 2012, between Höegh LNG Ltd. and PT Perusahaan Gas Negara (Persero) Tbk, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated September 18, 2013, among PT Perusahaan Gas Negara (Persero) Tbk, Höegh LNG Ltd. and PT Hoegh LNG Lampung, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated February 21, 2014, among PT Perusahaan Gas Negara (Persero) Tbk, PT PGN LNG Indonesia and PT Hoegh LNG Lampung (PGN FSRU Lampung)

Exhibit No.	Description

10.19*	Second Amended and Restated Shareholders’ Agreement, among Mitsui O.S.K Lines, Ltd., Höegh LNG Ltd. and Tokyo LNG Tanker Co., Ltd.

10.20	Shareholders’ Agreement, dated March 13, 2013, between Höegh LNG Lampung Pte Ltd. and PT Bahtera Daya Utama

10.21	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Ltd.

10.22	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Two Ltd.

10.23	Amendment and Restatement Agreement, dated October 9, 2013, among Hoegh LNG Lampung Pte Ltd., PT Bahtera Daya Utama and PT Imeco Inter Sarana

10.24	Form of Revolving Loan Agreement, between Höegh LNG Partners LP and Höegh LNG Holdings Ltd. in the amount of $85,000,000

10.25	Form of Demand Note, issued by Höegh LNG Holdings Ltd. in favor of Höegh LNG Partners LP in the amount of $140,000,000

10.26

Neptune Facility Agreement, dated December 20, 2007, between SRV Joint Gas Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010 and as supplemented by the Letter from the Agent for the Lenders, dated August 28, 2010

10.27

Cape Ann Facility Agreement, dated December, 20, 2007, between SRV Joint Gas Two Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, as supplemented by the Letter from the Agent for the Lenders, dated August 28, 2010 and as amended by the Amendment Agreement, dated June 29, 2012

10.28	$299 Million Lampung Facility Agreement, dated September 12, 2013, between PT Hoegh LNG Lampung and the other parties thereto

10.29*	License Agreement, between Leif Höegh & Co. Ltd. and Höegh LNG Partners LP

21.1**	List of Subsidiaries of Höegh LNG Partners LP

23.1*	Consent of Ernst & Young AS

23.2*	Consent of Fearnley Consultants AS

23.3*	Consent of Watson, Farley & Williams LLP (contained in Exhibits 5.1 and 8.2)

23.4*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

23.5*	Consent of Advokatfirmaet Thommessen AS (contained in Exhibit 8.3)

23.6*	Consent of Vinson & Elkins L.L.P. (UK) relating to tax matters (contained in Exhibit 8.4)

23.7*	Consent of Advokatfirmaet PricewaterhouseCoopers AS relating to tax matters (contained in Exhibit 8.5)

24.1	Power of Attorney (included in signature page)

*	To be provided by amendment.
**	Previously filed.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with the general partner or its affiliates and of fees, commissions, compensation and other benefits paid, or accrued to the general partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the limited partners the financial statements required by Form 20-F for the first full fiscal year of operations of the Partnership.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of                 , State of on                     , 2014.

HÖEGH LNG PARTNERS LP

By:
Name:	Richard Tyrrell
Title:	Chief Executive Officer and Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below appoints                     ,                       and                      as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any registration statement (including any amendments thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act and to file the same with all exhibits thereto, and all other documents in connection therewith, with the SEC, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
	Chief Executive Officer and Chief Financial Officer (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)	, 2014
Richard Tyrrell

	Chairman	, 2014
Sveinung Støhle

	Director	, 2014
Steffen Føreid

	Director	, 2014
Claibourne Harris

	Director	, 2014
Morten W. Høegh

	Director	, 2014
Andrew Jamieson

	Director	, 2014
David Spivak

	Director	, 2014
Robert Shaw

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, a duly authorized representative of Höegh LNG Partners LP in the United States, has signed the registration statement in the City of Newark, State of Delaware on                     , 2014.

PUGLISI & ASSOCIATES

By:
Name:
Title:

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement

3.1**	Certificate of Limited Partnership of Höegh LNG Partners LP

3.2*	Form of First Amended and Restated Agreement of Limited Partnership of Höegh LNG Partners LP (included as Appendix A to the Prospectus)

3.3**	Certificate of Formation of Höegh LNG GP LLC

3.4**	Limited Liability Company Agreement of Höegh LNG GP LLC

5.1*	Opinion of Watson, Farley & Williams LLP as to the legality of the securities being registered

8.1*	Opinion of Vinson & Elkins L.L.P. relating to tax matters

8.2*	Opinion of Watson, Farley & Williams LLP relating to tax matters

8.3*	Opinion of Advokatfirmaet Thommessen AS relating to tax matters

8.4*	Opinion of Vinson & Elkins L.L.P. (UK) relating to tax matters

8.5*	Opinion of Advokatfirmaet PricewaterhouseCoopers AS relating to tax matters

10.1*	Form of Contribution, Purchase and Sale Agreement

10.2**	Form of Omnibus Agreement

10.3**	Form of 2014 Höegh LNG Partners LP Long-Term Incentive Plan

10.4**	Höegh LNG Partners LP Non-Employee Director Compensation Plan

10.5**	Employment Contract, dated November 26, 2013, between Leif Höegh (UK) Ltd. and Richard Tyrrell

10.6**	Form of Administrative Services Agreement among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Hoegh LNG Services Ltd

10.7**	Form of Administrative Services Agreement between Hoegh LNG Services Ltd and Höegh LNG AS

10.8**	Commercial Management and Administration Management Agreement, dated November 24, 2009, between SRV Joint Gas Ltd. and Höegh LNG AS (GDF Suez Neptune)

10.9**	Commercial Management and Administration Management Agreement, dated May 19, 2010, between SRV Joint Gas Two Ltd. and Höegh LNG AS (GDF Suez Cape Ann)

10.10**	Baltic and International Maritime Council Standard Ship Management Agreement, dated November 23, 2009, between SRV Joint Gas Ltd. and Höegh LNG Fleet Management AS (GDF Suez Neptune)

10.11**	Baltic and International Maritime Council Standard Ship Management Agreement, dated May 19, 2010, between SRV Joint Gas Two Ltd. and Höegh LNG Fleet Management AS (GDF Suez Cape Ann)

10.12**	Technical Information and Services Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG AS (PGN FSRU Lampung)

10.13**	Master Spare Parts Supply Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Asia Pte. Ltd. (PGN FSRU Lampung)

Exhibit No.	Description

10.14**	Master Maintenance Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Shipping Services Pte Ltd (PGN FSRU Lampung)

10.15	Sub-Technical Support Agreement, dated April 11, 2014, between Höegh LNG AS and Höegh LNG Fleet Management AS

10.16*†	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA (GDF Suez Neptune)

10.17*†	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated December 20, 2007, among SRV Joint Gas Ltd., Suez LNG Trading SA and SRV Joint Gas Two Ltd., as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Two Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA, as amended by Amendment No. 1, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 2, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as supplemented by the Side Letter, dated November 17, 2013, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA (GDF Suez Cape Ann)

10.18*†	Amendment and Restatement Agreement of the Original Lease, Operation and Maintenance Agreement, dated January 25, 2012, between Höegh LNG Ltd. and PT Perusahaan Gas Negara (Persero) Tbk, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated September 18, 2013, among PT Perusahaan Gas Negara (Persero) Tbk, Höegh LNG Ltd. and PT Hoegh LNG Lampung, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated February 21, 2014, among PT Perusahaan Gas Negara (Persero) Tbk, PT PGN LNG Indonesia and PT Hoegh LNG Lampung (PGN FSRU Lampung)

10.19*	Second Amended and Restated Shareholders’ Agreement, among Mitsui O.S.K Lines, Ltd., Höegh LNG Ltd. and Tokyo LNG Tanker Co., Ltd.

10.20	Shareholders’ Agreement, dated March 13, 2013, between Höegh LNG Lampung Pte Ltd. and PT Bahtera Daya Utama

10.21	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Ltd.

10.22	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Two Ltd.

10.23	Amendment and Restatement Agreement, dated October 9, 2013, among Hoegh LNG Lampung Pte Ltd., PT Bahtera Daya Utama and PT Imeco Inter Sarana

10.24	Form of Revolving Loan Agreement, between Höegh LNG Partners LP and Höegh LNG Holdings Ltd. in the amount of $85,000,000

10.25	Form of Demand Note, issued by Höegh LNG Holdings Ltd. in favor of Höegh LNG Partners LP in the amount of $140,000,000

10.26

Neptune Facility Agreement, dated December 20, 2007, between SRV Joint Gas Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010 and as supplemented by the Letter from the Agent for the Lenders, dated August 28, 2010

Exhibit No.	Description

10.27

Cape Ann Facility Agreement, dated December, 20, 2007, between SRV Joint Gas Two Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, as supplemented by the Letter from the Agent for the Lenders, dated August 28, 2010 and as amended by the Amendment Agreement, dated June 29, 2012

10.28	$299 Million Lampung Facility Agreement, dated September 12, 2013, between PT Hoegh LNG Lampung and the other parties thereto

10.29*	License Agreement, between Leif Höegh & Co. Ltd. and Höegh LNG Partners LP

21.1**	List of Subsidiaries of Höegh LNG Partners LP

23.1*	Consent of Ernst & Young AS

23.2*	Consent of Fearnley Consultants AS

23.3*	Consent of Watson, Farley & Williams LLP (contained in Exhibits 5.1 and 8.2)

23.4*	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

23.5*	Consent of Advokatfirmaet Thommessen AS (contained in Exhibit 8.3)

23.6*	Consent of Vinson & Elkins L.L.P. (UK) relating to tax matters (contained in Exhibit 8.4)

23.7*	Consent of Advokatfirmaet PricewaterhouseCoopers AS relating to tax matters (contained in Exhibit 8.5)

24.1	Power of Attorney (included in signature page)

*	To be provided by amendment.
**	Previously Filed.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.